4/24

06013798

BEST AVAILABLE COPY

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ultra Electronics Holdings plc

*CURRENT ADDRESS 417 Bridport Road
Greenford
Middlesex UB6 8UA
ENGLAND

PROCESSED
MAY 31 2006 E
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34976 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DAT : 5/26/06

RECEIVED
2006 APR 24 A 7:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ultra Electronics Holdings plc

Application for Rule 12g3-2(b) Securities Act 1934 exemption

Exhibit B copy documentation – Part A (folder 1 of 3)

Materials Filed with the Registrar of Companies

No.	Name and Description of Document		Document Date
1.	88(2)R	Return of Allotment of Shares (excluding non-cash)	25 January 2005
2.	88(2)R	Return of Allotment of Shares (excluding non-cash)	02 February 2005
3.	88(2)R	Return of Allotment of Shares (excluding non-cash)	03 February 2005
4.	288a	Director Appointed	25 February 2005
5.	88(2)R	Return of Allotment of Shares (excluding non-cash)	09 March 2005
6.	88(2)R	Return of Allotment of Shares (excluding non-cash)	09 March 2005
7.	88(2)R	Return of Allotment of Shares (excluding non-cash)	09 March 2005
8.	88(2)R	Return of Allotment of Shares (excluding non-cash)	09 March 2005
9.	88(2)R	Return of Allotment of Shares (excluding non-cash)	09 March 2005
10.	88(2)R	Return of Allotment of Shares (excluding non-cash)	18 March 2005
11.	88(2)R	Return of Allotment of Shares (excluding non-cash)	18 March 2005
12.	88(2)R	Return of Allotment of Shares (excluding non-cash)	18 March 2005
13.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005
14.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005
15.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005
16.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005
17.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005
18.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005
19.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005
20.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005
21.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005
22.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005
23.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005
24.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005
25.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005

26.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 May 2005
27.	288b	Terminating directors appointment	06 May 2005
28.	88(2)R	Return of Allotment of Shares (excluding non-cash)	21 June 2005
29.	88(2)R	Return of Allotment of Shares (excluding non-cash)	21 June 2005
30.	88(2)R	Return of Allotment of Shares (excluding non-cash)	21 June 2005
31.	88(2)R	Return of Allotment of Shares (excluding non-cash)	21 June 2005
32.	88(2)R	Return of Allotment of Shares (excluding non-cash)	21 June 2005
33.	88(2)R	Return of Allotment of Shares (excluding non-cash)	21 June 2005
34.	88(2)R	Return of Allotment of Shares (excluding non-cash)	21 June 2005
35.	88(2)R	Return of Allotment of Shares (excluding non-cash)	21 June 2005
36.	88(2)R	Return of Allotment of Shares (excluding non-cash)	21 June 2005
37.	363a	Annual Return	05 July 2005
38.	190	Location of register of debenture holders	22 July 2005
39.	88(2)R	Return of Allotment of Shares (excluding non-cash)	10 August 2005
40.	88(2)R	Return of Allotment of Shares (excluding non-cash)	17 August 2005
41.	88(2)R	Return of Allotment of Shares (excluding non-cash)	17 August 2005
42.	88(2)R	Return of Allotment of Shares (excluding non-cash)	22 August 2005
43.	88(2)R	Return of Allotment of Shares (excluding non-cash)	19 September 2005
44.	88(2)R	Return of Allotment of Shares (excluding non-cash)	19 September 2005
45.	88(2)R	Return of Allotment of Shares (excluding non-cash)	19 September 2005
46.	88(2)R	Return of Allotment of Shares (excluding non-cash)	20 September 2005
47.	88(2)R	Return of Allotment of Shares (excluding non-cash)	20 September 2005
48.	88(2)R	Return of Allotment of Shares (excluding non-cash)	20 September 2005
49.	88(2)R	Return of Allotment of Shares (excluding non-cash)	03 October 2005
50.	88(2)R	Return of Allotment of Shares (excluding non-cash)	04 October 2005
51.	88(2)R	Return of Allotment of Shares (excluding non-cash)	10 October 2005
52.	88(2)R	Return of Allotment of Shares (excluding non-cash)	10 October 2005
53.	88(2)R	Return of Allotment of Shares (excluding non-cash)	10 October 2005
54.	88(2)R	Return of Allotment of Shares (excluding non-cash)	10 October 2005
55.	88(2)R	Return of Allotment of Shares (excluding non-cash)	09 November 2005
56.	88(2)R	Return of Allotment of Shares (excluding non-cash)	09 November 2005
57.	88(2)R	Return of Allotment of Shares (excluding non-cash)	09 November 2005
58.	88(2)R	Return of Allotment of Shares (excluding non-cash)	10 November 2005
59.	88(2)R	Return of Allotment of Shares (excluding non-cash)	10 November 2005
60.	88(2)R	Return of Allotment of Shares (excluding non-cash)	14 November 2005
61.	88(2)R	Return of Allotment of Shares (excluding non-cash)	13 December 2005
62.	88(2)R	Return of Allotment of Shares (excluding non-cash)	13 December 2005

63.	88(2)R	Return of Allotment of Shares (excluding non-cash)	13 December 2005
64.	88(2)R	Return of Allotment of Shares (excluding non-cash)	23 January 2006
65.	88(2)R	Return of Allotment of Shares (excluding non-cash)	01 February 2006
66.	88(2)R	Return of Allotment of Shares (excluding non-cash)	15 February 2006
67.	88(2)R	Return of Allotment of Shares (excluding non-cash)	08 March 2006
68.	88(2)R	Return of Allotment of Shares (excluding non-cash)	20 March 2006
69.	88(2)R	Return of Allotment of Shares (excluding non-cash)	20 March 2006
70.	88(2)R	Return of Allotment of Shares (excluding non-cash)	20 March 2006
71.	88(2)R	Return of Allotment of Shares (excluding non-cash)	28 March 2006
72.	88(2)R	Return of Allotment of Shares (excluding non-cash)	28 March 2006
73.	88(2)R	Return of Allotment of Shares (excluding non-cash)	28 March 2006
74.	88(2)R	Return of Allotment of Shares (excluding non-cash)	28 March 2006
75.	88(2)R	Return of Allotment of Shares (excluding non-cash)	28 March 2006
76.	88(2)R	Return of Allotment of Shares (excluding non-cash)	29 March 2006
77.	88(2)R	Return of Allotment of Shares (excluding non-cash)	29 March 2006
78.	88(2)R	Return of Allotment of Shares (excluding non-cash)	29 March 2006

1

Companies House
— for the record —

RECEIVED
2006 APR 04 A 7:20

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 2830397

Company name in full ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	01	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,289		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£5-97		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: DAVID LIVESEY Address: 15 CAMELLIA DRIVE LEYLAND UK Postcode PR25 5RW	Class of shares allotted: ORDINARY	Number allotted: 2,289
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed D. Jeffcoat Date 25/1/05.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 02088134321

Companies House
— for the record —

17/1/2005

RECEIVED 31/03/2005

2006 APR 24 A 7:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 2830397

Company name in full Ultra Electronics Holdings PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	153		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£4-83		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

A22 COMPANIES HOUSE 0726 22/02/05

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Philip Li Address: 113 Granville Road Bedford, NS B4A3V9 UK Postcode	Ordinary	153
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed D Jeffcoat Date 2/2/05

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

David Jeffcoat, Ultra Electronics Holdings Plc
417 Bridport Road, Greenford, Middlesex
UB6 8UA Tel 02088134321

(3)

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 2830397

Company name in full ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day 22, Month 12, Year 2004	To: Day, Month, Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,854	2,175	2,863
Nominal value of each share	£0-05	£0-05	£0-05
Amount (if any) paid or due on each share *(including any share premium)*	£4-265	£3-855	£4-385

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name: PHYLLIS YOUNGDAHL Address: 402 BULIAN LANE AUSTIN TX 78746 UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 6,892
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed D. Jeffcoat **Date** 3/2/2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel:
DX number DX exchange

4

Oyez

RECEIVED

Please complete in typescript, or in bold black capitals.
CHFP041

2005 APR 24 A 7:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 2830397

Company Name in full ULTRA ELECTRONICS HOLDINGS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	28	01	2005	†Date of Birth	11	03	1946

Appointment form

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title MR *Honours etc

Forename(s) CHRISTOPHER STUART

Surname BAILEY

Previous Forename(s) – Previous Surname(s) –

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address STONE HOUSE WESTMANCOTE

Post town Nr TEWKESBURY Postcode GL20 7EU

County / Region GLOS Country UK

† Nationality BRITISH †Business occupation COMPANY DIRECTOR

†Other directorships (additional space overleaf) Rok property Services plc

I consent to act as **director / ~~secretary~~ of the above named company

Consent signature C S Bailey **Date** 18-02-05

*Voluntary details.
† Directors only.
**Delete as appropriate.

A director, secretary etc must sign the form below.

Signed D Jefferoat **Date** 18-02-05

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Joceline Triner
Osborne Clarke, 2 Temple Back East, Temple Quay, Bristol
BS1 6EG Tel 0117 917 4244
DX number 7818 DX exchange BRISTOL

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland **or LP - 4 Edinburgh 2**

A30 COMPANIES HOUSE #ACU1Z33R# 0263 25/02/05

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames. NOT INITIALS. If the director or secretary is a Corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- *for a married woman the name by which she was known before marriage need not be given.*
- *for names not used since the age of 18 or for at least 20 years.*

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname, and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

5

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHFP000

RECEIVED
2005 APR 24 A 7:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)
Return of Allotment of Shares

Company Number: 2830397

Company name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	02	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	83		
Nominal value of each share	£0·05		
Amount (if any) paid or due on each share *(including any share premium)*	£4·83		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

A52
COMPANIES HOUSE 0006 10/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SHELLEY SIMMS Address: 6 COLONNA PLACE, DARTMOUTH, NOVA SCOTIA, B2X 3J3 UK Postcode	ORDINARY	83
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed D. Jeffcoat Date 9/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 020 8813 4321

6

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 2830397

Company name in full ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
21	02	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,780		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£3-79		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A52
COMPANIES HOUSE 0607
10/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: KEITH FORDHAM Address: 3 LUCERNE DRIVE, STADHAMPTON OXFORD UK Postcode OX44 7QJ	ORDINARY	890
Name: MICHAEL KILGARRIFF Address: 13 POOL ROAD, CHASETOWN BURNTWOOD, STAFFS UK Postcode WS7 8QWL	ORDINARY	890
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed D Jaffcoat Date 9/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JAFFCOAT ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel: 02088134321
DX number DX exchange

Companies House

— for the record —

RECEIVED

2005 APR 24 A 7:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(7)

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 2830397

Company name in full ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day	Month	Year	To: Day	Month	Year
	07	01	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,780		
Nominal value of each share	£0·05		
Amount (if any) paid or due on each share *(including any share premium)*	£3·79		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

A32 COMPANIES HOUSE 0608 10/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BRIAN PATRICK O'CONNELL Address: 8 CROSSFIELDS, HIGH ERCALL, TELFORD UK Postcode: TF6 6AZ	ORDINARY	890
Name: MICHAEL DAVID STEMBRIDGE Address: 15 HAZEL DRIVE, HANDSACRE STAFFS UK Postcode: WS15 4TZ	ORDINARY	890
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed D Jeffcoat Date 9/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 020 8813 4321
DX number DX exchange

8

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 2830397

Company name in full ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3,238	2,983	
Nominal value of each share	£0·05	£0·05	
Amount (if any) paid or due on each share *(including any share premium)*	£448·5	£452·5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A52 COMPANIES HOUSE 0609 10/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ALAN LIPSKY Address: 344 CLUBHOUSE DRIVE, PATCHOGUE, NY 11772, USA UK Postcode	Class of shares allotted ORDINARY	Number allotted 6,221
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed D Jeffcoat Date 9/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 020 8813 4321
DX number DX exchange

5 (9)

Companies House
— for the record —

RECEIVED
2005 APR 20 A 3:40

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	02	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3195	600	
Nominal value of each share	£0·05	£0.05	
Amount (if any) paid or due on each share *(including any share premium)*	£4·05	£5·97	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

C

This

A52
COMPANIES HOUSE
0610
10/03/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: JOHN DREW McDADE Address: 73 SILVER TERRACE, BEDFORD, NOVA SCOTIA CANADA, B4A 3R8 UK Postcode	ORDINARY	1439
Name: JOHN BAXENDALE Address: 155 PINEHURST ROAD, WEST MOORS, FERNDOWN, DORSET UK Postcode BH22 0AW	ORDINARY	600
Name: PAUL FARDELLONE Address: 176 BEVERLY DRIVE ROCHESTER, NEW YORK, 14625 UK Postcode	ORDINARY	1756
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed D. Jeffcoat Date 9/3/05

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC,
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 020 8813 4321
DX Exchange

Companies House
— for the record —

10

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9860		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share *(including any share premium)*	£4.485		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: RAYMOND NUPP Address: 48 WHIPPLETREE ROAD PERINTON, NY, 14450 UK Postcode	ORDINARY	2584
Name: CARLOS SANTAGO Address: 7 VINEYARD HILL PERINTON, NY 14450 UK Postcode	ORDINARY	7276
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed D. Jeffcoat Date 18/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
47 BRIDPORT ROAD, GREENFORD,
MIDDLESEX Tel 020 883 4321
DX number DX exchange

Companies House
— for the record —

RECEIVED
2005 APR 24 A 7:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 2830397

Company name in full ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	09	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	22,249		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share *(including any share premium)*	£4.485		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

COMPANIES HOUSE 30/06/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: MIKE CLAYTON Address: 6 UPPER WIELD DRIVE, ELVETHAM HEATH, HAMPSHIRE UK Postcode: GU51 1EP	ORDINARY	1856
Name: THOMAS COOPER Address: 24 BRANCHBROOK DRIVE, HENRIETTA, NY, 14467 UK Postcode:	ORDINARY	2494
Name: TONY DIDURO Address: 4906 NORTH ROAD, CANANDAIGUA, NY, 14424 UK Postcode:	ORDINARY	2608
Name: ARNOLD LEVINE Address: 322, MCKINLEY STREET, W. HEMPSTEAD, N.Y. 11552 UK Postcode:	ORDINARY	3008
Name: JOSEPH LADATO Address: 142 CHADWELL RD, ROCHESTER, NY, 14609, USA UK Postcode:	ORDINARY	2423

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed: D. Jeffcoat Date: 18/3/05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC, 417 BRIDPORT ROAD, GREENFORD, MIDDLESEX Tel: 0208 813 4321

12

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5910		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share *(including any share premium)*	£4.485		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

A60 COMPANIES HOUSE

u444

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROBERT SCULLY Address: GREENSHIELDS, 2 ST LOES PITCH OFF CULVER HILL, AMBERLEY, GLOS. UK Postcode GL5 5BB	Class of shares allotted: ORDINARY SHARES	Number allotted: 1624
Name: JOHN BAXENDALE Address: 155 PINEHURST RD, WEST MOORS, FERNDOWN, DORSET UK Postcode BH22 0AW	Class of shares allotted: ORDINARY SHARES	Number allotted: 1535
Name: MICHAEL CLAYTON Address: 6 UPPER WIELD DRIVE, ELVETHAM HEATH FLEET, HAMPSHIRE, UK Postcode GU51 1EP	Class of shares allotted: ORDINARY SHARES	Number allotted: 2751
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed D Jeffcoat Date 18/3/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 020 8813 4321

Companies House
— for the record —

RECEIVED
2005 APR 24 A 7:40

(13)

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	02	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	534		
Nominal value of each share	£ 0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£ 3-79		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

A40
COMPANIES HOUSE 0447 30/06/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: STUART GEORGE VANSTONE Address: 2 WALKER CRESCENT, WYKE REGIS, WEYMOUTH, DORSET UK Postcode DT4 9AU	Class of shares allotted: ORDINARY	Number allotted: 534
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed D Jeffcoat Date 4/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel: 0208 813 4321

(14)

Companies House
— for the record —

RECEIVED
2005 APR 04 A 7:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number: 2830397

Company name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	175		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£4-83		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

A60 COMPANIES HOUSE 0451 30/06/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: ERIC SMALL Address: 12 BRIARLYNN, DARTMOUTH, NOVA SCOTIA, CANADA B2V 1K6 UK Postcode	ORDINARY	175
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed D. Jeffcoat Date 4/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC,
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 0208 813 4321
DX number DX exchange

Companies House
— for the record —

16/3/2005 – 15/8/2005

(15)

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15,497		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£4-485		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

A80
COMPANIES HOUSE
0453
30/08/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: ROB McDONALD Address: 48 GILBERT ROAD, CAMBRIDGE, CAMBRIDGESHIRE UK Postcode: CB4 3PE	ORDINARY	1,087
Name: DAVID MARK TROUT Address: 1422 CHANTERELLE DRIVE FORT WAYNE, INDIANA, USA 46845 UK Postcode:	ORDINARY	2,497
Name: GEOFFREY EYRES Address: 7 SOUTHLANDS AVENUE, HORLEY, SURREY UK Postcode: RH6 8BS	ORDINARY	760
Name: ROLAND CHARLES FRITTS Address: 1420 N.W. S.R 116-90 MARKLE, INDIANA 46770-9026 UK Postcode:	ORDINARY	8,575
Name: PETER A CRAWFORD Address: 112 DOGWOOD LANE, PORT JEFFERSON, NEW YORK, USA 11777 UK Postcode:	ORDINARY	2,598

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed D Jeffcoat Date 4/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC,
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 0208 813 4321

16

Companies House — for the record —

88(2)

RECEIVED

2005 APR 24 A 9:40

OFFICE OF INTERNATIONAL CORPORATE FIN

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7,301		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£4-485		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ *DX 33050 Cardiff*
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

A80 COMPANIES HOUSE 0452 30/06/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: RICHARD MUIR Address: 40 LEIGHTON ROAD, CHELTENHAM, GLOUCESTERSHIRE UK Postcode: GL52 6BD	ORDINARY	1,721
Name: IAN MENCE Address: 48 EYPRESS ROAD, WALTON CARDIFF, TEWKESBURY, GLOUCESTERSHIRE UK Postcode: GL20 7RB	ORDINARY	2,229
Name: WILLIAM ORGAN Address: 14 LAKESIDE, SOUTH CERNEY, CIRENCESTER, GLOUCESTERSHIRE UK Postcode: GL7 5XE	ORDINARY	1,550
Name: GEOFFREY EYRES Address: 7 SOUTHLANDS AVENUE, HORLEY, SURREY UK Postcode: RH6 8BS	ORDINARY	1,172
Name: ROB MCDONALD Address: 48 GILBERT ROAD, CAMBRIDGE, CAMBRIDGESHIRE UK Postcode: CB4 3PE	ORDINARY	629

Please enter the number of continuation sheets (if any) attached to this form

Signed D. Jeffcoat Date 4/5/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC,
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel: 0208 813 4321

Companies House
— for the record —

(17)

88(2)

RECEIVED
2005 APR 24 A 7:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 2830397

Company name in full ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	4,497	1,474	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share *(including any share premium)*	£4.150	£4.485	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

A60 COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: KEITH THOMSON Address: 3 PERRY COURT, CLERK MAXWELL ROAD, CAMBRIDGE UK Postcode: CB3 0RS	ORDINARY	4,497
Name: LEO MACKENZIE Address: 767 PARKLAND DRIVE, SUITE 301, HALIFAX, NOVA SCOTIA, CANADA ~~UK~~ Postcode: B3S 1T1	ORDINARY	1,474
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed D. Jeffcoat Date 4/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC, 417 BRIDPORT ROAD, GREENFORD MIDDLESEX UB6 8UA Tel: 0208 813 4321

Companies House
— for the record —

RECEIVED
2005 APR 24 A 7:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(18)

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number: 2830397

Company name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,346		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£4-485		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE 0449 30/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: STEPHEN LEWIS Address: 25 BUTT FARM CLOSE, WINTERBOURNE ABBAS, DORCHESTER, DORSET UK Postcode DT2 9SU	Class of shares allotted: ORDINARY	Number allotted: 1,346
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed D. Jeffcoat Date 4/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC,
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 0208 813 4321

Companies House
— for the record —

RECEIVED
2005 APR 20 A 7:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

(19)

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 2830397

Company name in full ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	326		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£448-50		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

A60 COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: MRS LESLEY LEWIS Address: 25 BUTT FARM CLOSE, WINTERBOURNE ABBAS, DORCHESTER, DORSET UK Postcode DT2 9SU	ORDINARY	326
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed D Jeffcoat Date 4/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC,
417 BRIDPORT ROAD, GREENFORD,
MIDDLESEX UB6 8UA Tel 0208 813 4321

Companies House
— for the record —

88(2)

Return of Allotment of Shares

(20)

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	04	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,939	1,505	2,812	1,969
Nominal value of each share	£0-05	£0-05	£0-05	£0-05
Amount (if any) paid or due on each share *(including any share premium)*	£4-525	£5-97	£4.385	£4-485

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

rge

COMPANIES HOUSE 30/08/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BERTRAND TREMBLAY Address: 17 D'AMOUI, BLAINVILLE, QUEBEC, CANADA J7B 1X3 UK Postcode	ORDINARY	3,437
Name: DOUGLAS A. RANDOL Address: 515 CLUB COURSE DRIVE, FORT WAYNE, IN 46814 UK Postcode	ORDINARY	2,812
Name: IAN DAVID JOHN ALDERTON Address: 6 SQUIRREL RISE, MARLOW BOTTOM, BUCKINGHAMSHIRE UK Postcode SL7 3PN	ORDINARY	3,976
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed D. Jeffcoat Date 4/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC,
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 0208 813 4321

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

RECEIVED
2005 APR 24 A 7:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

21

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	04	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,714	1,862	
Nominal value of each share	£0-05	£0-05	
Amount (if any) paid or due on each share *(including any share premium)*	£4-485	£4-385	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

A50
COMPANIES HOUSE

A459
30/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: MARK ASHALL-KELLY Address: 50 CALDER DRIVE, KEARSLEY, BOLTON UK Postcode BL4 8PX	ORDINARY	1,714
Name: MICHAEL JOHN SMITH Address: 63 FIELDS ROAD, HASLINGDEN, ROSSENDALE, LANCASHIRE UK Postcode BB4 6QA	ORDINARY	1,862
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed D. Jeffcoat Date 4/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC,
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel: 0208 813 4321

(22)

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07 04 2005	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	890		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£3-79		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

COMPANIES HOUSE 0456 30/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name DAVID LESLIE SAMMONS Address 44 CANNOCK ROAD, STAFFORD, STAFFS UK Postcode ST17 0QF	Class of shares allotted ORDINARY	Number allotted 890
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed D. Jeffcoat Date 4/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC,
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 0208 813 4321

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHFP000

RECEIVED
2005 APR 21 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

23

Company Number: 2830397

Company name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,579		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£4-485		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: DARREN FORTUNE Address: 17 STUBBS DRIVE, STONE, STAFFS UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 1,579
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed D. Jeffcoat Date 4/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC,
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel: 0208 813 4321

Companies House
— for the record —

88(2)

Return of Allotment of Shares

24

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,993		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£4-485		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

A60 COMPANIES HOUSE 0455

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: DONNA SOMMERVILLE Address: 15 GUILDWOOD DRIVE, FALL RIVER, NOVA SCOTIA, CANADA B2T 1J6 UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 1,303
Name: JOSEPH PETERS Address: 2233 HUNTERS COVE, FORT WAYNE, INDIANA 46804 UNITED STATES OF AMERICA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 2,690
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed D Jeffcoat Date 4/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC,
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel: 0208 813 4321

Companies House
— for the record —

88(2)

Return of Allotment of Shares

25

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number: 2830397

Company name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	24	03	2005
To			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,940	1,531	4,000	1,462
Nominal value of each share	£0-05	£0-05	£0-05	£0-05
Amount (if any) paid or due on each share *(including any share premium)*	£4-485	£4-385	£2-87	£4-05

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: NIGEL ROBERTS Address: 8 CHURCH ROAD, HIXON, STAFFS UK Postcode: ST18 0FS	ORDINARY	1,949
Name: ALISON TODD Address: 3 LANTERN CLOSE, BERKELEY, GLOUCESTERSHIRE UK Postcode: GL13 9DE	ORDINARY	2,722
Name: MARK ALAN STODDART Address: 43 WALLINGFORD ROAD, CROSLEY, OXON UK Postcode: OX10 9LG	ORDINARY	4,000
Name: KEITH EDWIN FRANKLIN Address: 19 EDWARD ROAD, DORCHESTER, DORSET UK Postcode: DT1 2HL	ORDINARY	1,462
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed D. Jeffcoat Date 4/5/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC,
417 BRIDPORT ROAD, GREENFORD, UXBRIDGE
UB6 8UA Tel: 0208 813 4321

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED
2005 APR 24 A 7:41

26

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 2830397

Company name in full ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	128		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£4-83		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

COMPANIES HOUSE 0460 30/06/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROBERT DUNN Address: 161 HERRING COVE ROAD, HALIFAX, NOVA SCOTIA, CANADA B3P 1K8 UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 128
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed D. Jeffcoat Date 4/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC,
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 0208 813 4321

27

CHFP010

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	2830397
Company Name in full	ULTRA ELECTRONICS HOLDINGS PLC

	Day	Month	Year
Date of termination of appointment	22	04	2005

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: MR * Honours etc:

Forename(s): PETER FROUDE

Please insert details as previously notified to Companies House.

Surname: MACFARLANE

	Day	Month	Year
† Date of Birth	03	07	1938

A serving director, secretary etc must sign the form below.

Signed: D. Jeffcoat Date: 6 May 2005

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, COMPANY SECRETARY,
ULTRA ELECTRONICS HOLDINGS PLC, BRIDPORT RD, GREENFORD
MIDDX, UB6 8UA Tel 020 8813 4321
DX number DX exchange

COMPANIES HOUSE J510 10/05/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

88(2)

Return of Allotment of Shares

(28)

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number: 2830397

Company name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	05	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		ORDINARY		ORDINARY	
Number allotted	5484	5193	4417	2550	4941	-
Nominal value of each share	£0-05	£0-05	£0-05	£0-05	£0-05	-
Amount (if any) paid or due on each share *(including any share premium)*	£4-485	£4-525	£4-15	£3-85	£4-385	-

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

U469

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: TERRY STOKES Address: 7 GARRICK WAY, FRIMLEY GREEN, CAMBERLEY, SURREY UK Postcode GU16 6LY	ORDINARY	22173
Name: ALISON TODD Address: 3 LANTERN CLOSE, BERKELEY, GLOUCESTERSHIRE UK Postcode GL13 9DE	ORDINARY	412
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed D. Jeffcoat Date 21/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 020 8813 4321

Companies House
— for the record —

88(2)

Return of Allotment of Shares

(29)

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	04	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	153		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£4-83		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: BERTRAND TREMBLAY Address: 17 D'AMOUR STREET BLAINVILLE, QUEBEC, CANADA UK Postcode J7B 1X3	ORDINARY	153
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed D. Jeffcoat Date 21/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 0208 813 4321

Companies House
— for the record —

RECEIVED
2005 APR 24 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

(32)

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	04	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5113		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£4-385		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: DOUGLAS ALEXANDER BURD Address: 32 ACORN DRIVE, OAKFIELD, NOVA SCOTIA CANADA UK Postcode B2T 1B2	ORDINARY	5113
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed D. Jeffcoat Date 21/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
47 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 0208 813 4321

Companies House
— for the record —

RECEIVED
2005 APR 2[illegible] A [illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

31

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number: 2830397

Company name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	05	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5215		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£4-485		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: DOUGLAS ALEXANDER BURD Address: 32 ACORN DRIVE, OAKFIELD, NOVA SCOTIA, CANADA UK Postcode B2T 1B2	ORDINARY	5215
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed D. Jeffcoat Date 21/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 0208 813 4321

Companies House — for the record

RECEIVED
2006 APR 24 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

(32)

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number: 2830397

Company name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	05	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	171		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£4-83		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BERNARD PORTER Address: 69 ALBA AVENUE, BRIDGEPORT, CONNECTICUT 06606 ~~UK~~ Postcode	Class of shares allotted: ORDINARY	Number allotted: 171
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed D. Jeffcoat Date 21/6/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
47 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 0208 813 4321

Companies House
— for the record —

RECEIVED
2005 APR 24 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

33

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	05	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,424		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£3-79		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BRIAN STEPHEN HALLORAN Address: 27 SOUTHVIEW ROAD, WEYMOUTH, DORSET UK Postcode: DT4 0JE	Class of shares allotted: ORDINARY	Number allotted: 534
Name: SANTA PATEL Address: 80 MOUNT PLEASANT ROAD WILLESDEN, LONDON UK Postcode: NW10 3EJ	Class of shares allotted: ORDINARY	Number allotted: 890
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed D Jeffcoat Date 21/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 0208 813 4321

(34)

Companies House
— for the record —

RECEIVED
2005 APR 24 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	05	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,780		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£3-79		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: BHARAT GANDHI Address: COOMBE COTTAGE, CHURCH AVENUE, PINNER MIDDLESEX UK Postcode HA5 5JQ	ORDINARY	890
Name: BHUPENDRA MISTRY Address: 48 FISHER ROAD, HARROW WEALD, MIDDLESEX UK Postcode HA3 7JP	ORDINARY	890
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed D. Jeffcoat Date 21/6/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel 0208 813 4321

(35)

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	2830397
Company name in full	ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	31	05	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2047		
Nominal value of each share	£0—05		
Amount (if any) paid or due on each share *(including any share premium)*	£3—79		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: EDWARD WINSTON LEGG Address: 19 BUTTFARM CLOSE, WINTERBOURNE ABBAS DORCHESTER, DORSET UK Postcode DT2 9SU	ORDINARY	267
Name: KULWINDER KAUR UBHI Address: 17 GLEDWOOD DRIVE, HAYES MIDDLESEX UK Postcode UB4 0AQ	ORDINARY	890
Name: RODNEY SCOTT WHITEMAN Address: 9 PINE DRIVE, WOKINGHAM, BERKS UK Postcode RG40 3LE	ORDINARY	890
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: [ ]

Signed: D. Jeffcoat   Date: 26/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA   Tel: 020 8813 4321

36

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number: 2830397

Company name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	06	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2348		
Nominal value of each share	£0-05		
Amount (if any) paid or due on each share *(including any share premium)*	£4-485		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted *(his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff

For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

A60 COMPANIES HOUSE

A71 COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: JOE C GRIMES Address: 10624 WINDSOR WOODS BLVD, FORT WAYNE IDIANA, USA, 46845 ~~UK Postcode~~	ORDINARY	2348
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

igned D. Jeffcoat Date 21/6/05

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

…e give the name, address, …lephone number and, if available, DX number and Exchange of the …rson Companies House should …ntact if there is any query.

DAVID JEFFCOAT, ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD, GREENFORD, MIDDLESEX
UB6 8UA Tel: 020 8813 4321

36

BLUEPRINT

288c

CHANGE OF PARTICULARS for director or secretary

Please complete in typescript, or in bold black capitals.

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

CHFP010

Company Number 2830397

Company Name in full Ultra Electronics Holdings plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 01 Month 06 Year 2005

Name * Style / Title: Mr

* Honours etc:

Forename(s): Ian Roy

Surname: Griffiths

† Date of Birth: Day 16 Month 10 Year 1950

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: Stoners Farm House, Berrow Hill Lane

Post town: Feckenham

County / Region: Worcs

Postcode: B96 6QL

Country: England

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed D. Jaffer [signature]

Date 5/7/05

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Osborne Clarke, 2 Temple Back East, Temple Quay,
Bristol, BS1 6EG, England

Tel: 0117 917 3000
Fax: 0117 917 3005

DX number 7818 DX exchange Bristol

ED1
COMPANIES HOUSE 0232 09/07/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2830397/3377

Bulk List.

RECEIVED
2005 APR 24 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

260 pages

402501 / E3C

(37)

BLUEPRINT

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 2830397

Company Name in full Ultra Electronics Holdings plc

Date of this return

The information in this return is made up to

Day Month Year: 2 5 0 6 2 0 0 5

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year: 2 5 0 6 2 0 0 6

Registered Office

Show here the address at the date of this return.

417 Bridport Road

Any change of registered office must be notified on form 287.

Post town: Greenford

County / Region: Middlesex

UK Postcode: UB6 8UA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

A29 COMPANIES HOUSE 0745 26/07/05

A21 COMPANIES HOUSE 09/07/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

2830397/3376

Company No 2830397

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Lloyds TSB Registrars, The Causeway

Post town: Worthing

County / Region: West Sussex — UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

2 Temple Back East, Temple Quay

Post town: Bristol

County / Region: — UK Postcode: BS1 6EG

Company type

Please tick the appropriate box

Company type	
Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title: Mr

Forename(s): David John

Surname: Jeffcoat

Address: Oakridge Barn, Mangrove Green

Post town: Cockernhoe

County / Region: Herts — UK Postcode: LU2 8QG

Country: England

BLUEPRINT

Company No 2830397

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth: Day 11 Month 03 Year 1946

Forename(s): Christopher Stuart

Surname: Bailey

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Stone House, Westmancote

Post town: Nr. Tewkesbury

County / Region: Glos

UK Postcode: GL20 7EU

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Dr

Date of birth: Day 23 Month 12 Year 1943

Forename(s): Julian

Surname: Blogh

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Malvern, 83 Green Lane

Post town: Burnham Beeches

County / Region: Buckinghamshire

UK Postcode: SL1 8EG

Country: England

Nationality: British

Business occupation: Company Director

BLUEPRINT

Company No 2830397

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 16 Month 05 Year 1953

Forename(s): Douglas

Surname: Caster

Address: Ridge End, The Ridges, Finchampstead

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Wokingham

County / Region: Berkshire UK Postcode: RG40 3SY

Country: England **Nationality**: British

Business occupation: Managing Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 16 Month 10 Year 1950

Forename(s): Ian Roy

Surname: Griffiths

Address: Stoners Farm House, Berrow Hill Lane

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Feckenham

County / Region: Worcs UK Postcode: B96 6QL

Country: England **Nationality**: British

Business occupation: Managing Director

Company No 2830397

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	2 8 0 9 1 9 5 4
Forename(s)	Andrew
Surname	Hamment

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	The Summer House, Chilton Road		
Post town	Long Crendon		
County / Region	Bucks	UK Postcode	HP18 9DA
Country		**Nationality**	British
Business occupation	Company Director		

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Dr
Date of birth (Day Month Year)	1 7 1 0 1 9 5 4
Forename(s)	Frank Robert
Surname	Hope

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Ashley House, 5 Ashley Hill Place, Cockpole Green,		
	Wargrave		
Post town	Reading		
County / Region	Berkshire	UK Postcode	RG10 8NL
Country	England	**Nationality**	British
Business occupation	Managing Director		

BLUEPRINT

Company No 2830397

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	2 1 0 4 1 9 5 0
Forename(s)	David John
Surname	Jeffcoat

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Oakridge Barn, Mangrove Green		
Post town	Cockernhoe		
County / Region	Herts	UK Postcode	LU2 8QG
Country	England	**Nationality**	British
Business occupation	Group Finance Director		

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	2 7 0 9 1 9 5 1
Forename(s)	Andrew John
Surname	Walker

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	The Brownsend		
Post town	Bromsberrow		
County / Region	Gloucestershire	UK Postcode	HR8 1RX
Country	England	**Nationality**	British
Business occupation	Company Director		

BLUEPRINT

Company No 2830397

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY 5p	67,097,557	3,354,877.85
Totals	67,097,557	3,354,877.85

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period [X]

	on paper	in another format
A list of changes is enclosed	[ ]	[ ]
A full list of shareholders is enclosed	[X]	[ ]

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed D. Jaffarat **Date** 5/7/05

† Please delete as appropriate.

† a ~~director~~ / secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets. *(enter number)*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Osborne Clarke, 2 Temple Back East, Temple Quay,

Bristol, BS1 6EG, England

Tel Tel: 0117 917 3000 Fax: 0117 917 3005

DX number 7818 DX exchange Bristol

BLUEPRINT

FORM ML8
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 2830397

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636
SEARCH ROOM CUSTOMERS – ASK AT THE COUNTER

38

Companies House
— for the record —

RECEIVED
2005 APR 24 A 7:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

190(ef)

Location of register of debenture holders

XK3FZ76B

Received for filing in Electronic Format on the: **22/07/2005**

Company Number **02830397**
Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

gives notice that a register or registers or a duplicate copy of the register(s) of holders of debentures of the company of the class(es) mentioned below is/are kept at:

2 TEMPLE BACK EAST TEMPLE QUAY
BRISTOL
UNITED KINGDOM BS1 6EG

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **22/07/2005** *Authenticated:* **Yes (E/W)**

39

Companies House
— for the record —

88(2)(ef)

Return of Allotment of Shares

XM6GC7PD

Received for filing in Electronic Format on the: **10/08/2005**

Company Number **02830397**

Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **04/08/2005**

Class of shares **ORDINARY**
Currency **GBP**

Number allotted **1904**
Nominal value of each share **.05**

Amount paid or due on each share (including any share premium) **4.49**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **NIGEL HOWARD**
Address: **1 TALBENNY CLOSE**
HEATON
BOLTON
LANCASHIRE
ENGLAND

Class of shares allotted **ORDINARY**
Number allotted **1904**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **10/08/2005** *Authenticated:* **Yes (E/W)**

40

Companies House

— for the record —

RECEIVED

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 17/08/2005

XMTY27WF

Company Number	**02830397**
Company Name in full:	**ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From 12/08/2005

Class of shares ORDINARY — *Number allotted* 1791

Currency GBP — *Nominal value of each share* .05

Amount paid or due on each share (including any share premium) 4.49

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **TREVOR HALL**
Address: **20 THE GREEN**
ASTON ABBOTTS
AYLESBURY
BUCKINGHAMSHIRE
UNITED KINGDOM HP22
4LX

Class of shares allotted **ORDINARY**
Number allotted **1791**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **17/08/2005** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

41

88(2)(ef)

Return of Allotment of Shares

XMUWO7W0

Received for filing in Electronic Format on the: 17/08/2005

Company Number 02830397
Company Name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares Allotted (including bonus shares)

Date or period during which shares were allocated — From 10/08/2005

Class of shares ORDINARY
Currency GBP

Number allotted 218
Nominal value of each share .05

Amount paid or due on each share (including any share premium) 4.83

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name WAYNE TROWSE
Address: 10 FOXBERRY HILL
GLEN HAVEN
NOVA SCOTIA
CANADA B32 2W1

Class of shares allotted ORDINARY
Number allotted 218

Authorisation

Authoriser Designation: SECRETARY Date Authorised: 17/08/2005 Authenticated: Yes (E/W)

42

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

XNA00813

Received for filing in Electronic Format on the: 22/08/2005

Company Number **02830397**

Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **18/08/2005**

Class of shares **ORDINARY**
Currency **GBP**

Number allotted **1425**
Nominal value of each share **.05**

Amount paid or due on each share (including any share premium) **4.39**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **PAUL YEATMAN**
Address: **14 JAMES STREET**
DARTMOUTH
NOVA SCOTIA
CANADA BZY 1R2

Class of shares allotted **ORDINARY**
Number allotted **1425**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **22/08/2005** *Authenticated:* **Yes (E/W)**

19/9/2005 -- 29/3/2006

43

Companies House

—— for the record

RECEIVED APR 24 A 7:41

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 19/09/2005

XPZXI8T1

Company Number 02830397

Company Name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From 30/08/2005

Class of shares ORDINARY

Currency GBP

Number allotted 2059

Nominal value of each share .05

Amount paid or due on each share (including any share premium) 426.5

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name MASON ROWE

Address: 4606 YELLOW ROSE TRAIL
AUSTIN
TEXAS
USA 78749

Class of shares allotted ORDINARY

Number allotted 2059

Authorisation

Authoriser Designation: SECRETARY *Date Authorised:* 19/09/2005 *Authenticated:* Yes (E/W)

44

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 19/09/2005

XQ07Q8TL

Company Number	**02830397**
Company Name in full:	**ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated — From 30/08/2005

Class of shares	**ORDINARY**	*Number allotted*	**186**
Currency	**GBP**	*Nominal value of each share*	**.05**

Amount paid or due on each share (including any share premium) **483**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**ROBERT DICKSON**	*Class of shares allotted*	**ORDINARY**
Address:	**76 BIRCHWOOD COURT BEDFORD NOVA SCOTIA CANADA B4A 2X7**	*Number allotted*	**186**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **19/09/2005** *Authenticated:* **Yes (E/W)**

Companies House
—— for the record ——

HS

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 19/09/2005

XQ0JF8TM

Company Number 02830397

Company Name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares Allotted (including bonus shares)

Date or period during which shares were allocated — From 08/09/2005

Class of shares ORDINARY — Number allotted 5226

Currency GBP — Nominal value of each share .05

Amount paid or due on each share (including any share premium) 438.5

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name: PAUL SUMMERS

Address: BODE'S CORNER
THE GREEN
STADHAMPTON
OXFORD
UNITED KINGDOM OX44
7UB

Class of shares allotted: ORDINARY

Number allotted: 5226

Authorisation

Authoriser Designation: SECRETARY Date Authorised: 19/09/2005 Authenticated: Yes (E/W)

46

Companies House
— for the record —

88(2)(ef)

Return of Allotment of Shares

XQ2FJ8UP

Received for filing in Electronic Format on the: **20/09/2005**

Company Number **02830397**
Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From 30/08/2005

Class of shares **ORDINARY** *Number allotted* **4533**
Currency **GBP** *Nominal value of each share* **.05**

Amount paid or due on each share (including any share premium) **448.5**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **AMITABH SHARMA** *Class of shares allotted* **ORDINARY**
Address: **22 BRUNSWICK ROAD** *Number allotted* **4533**
EALING
LONDON
UNITED KINGDOM W5 1BD

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **20/09/2005** *Authenticated:* **Yes (E/W)**

47

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 20/09/2005

XQ2ID8UM

Company Number 02830397

Company Name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From 09/09/2005

Class of shares ORDINARY

Currency GBP

Number allotted 2870

Nominal value of each share .05

Amount paid or due on each share (including any share premium) 448.5

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name CHRISTOS ROUNTOS

Address: 84 COTTAGE STREET
TRUMBULL
CONNECTICUT
USA 06611

Class of shares allotted ORDINARY

Number allotted 2870

Authorisation

Authoriser Designation: SECRETARY *Date Authorised:* 20/09/2005 *Authenticated:* Yes (E/W)

Companies House
—— for the record ——

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 20/09/2005

XQ2KS8U3

Company Number 02830397
Company Name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From 14/09/2005

Class of shares ORDINARY
Currency GBP
Number allotted 1428
Nominal value of each share .05

Amount paid or due on each share (including any share premium) 385.5

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name JOHN GREENHALGH
Address: 24 WOODFIELDS DRIVE
LICHFIELD
STAFFORDSHIRE
UNITED KINGDOM WS14
9HH

Class of shares allotted ORDINARY
Number allotted 1428

Authorisation

Authoriser Designation: SECRETARY *Date Authorised:* 20/09/2005 *Authenticated:* Yes (E/W)

49

Companies House
— *for the record* —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **03/10/2005**

XRGFV97U

Company Number **02830397**
Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **22/09/2005**

Class of shares **ORDINARY** *Number allotted* **7658**
Currency **GBP** *Nominal value of each share* **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **JIM EVANS** *Class of shares allotted* **ORDINARY**
Address: **5365 HIGHWAY 329** *Number allotted* **4429**
RR
HUBBARDS
NOVA SCOTIA
CANADA B0J 1T0

Name **KARL ENNERS** *Class of shares allotted* **ORDINARY**
Address: **3580 AVENUE DE VENDOME** *Number allotted* **3229**
MONTREAL
QUEBEC
CANADA H4A 3M7

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **03/10/2005** *Authenticated:* **Yes (E/W)**

50

Companies House
— for the record —

RECEIVED
2005 ... 24 A ...

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 04/10/2005

XRKG698B

Company Number	02830397
Company Name in full:	ULTRA ELECTRONICS HOLDINGS PLC

Shares Allotted (including bonus shares)

Date or period during which shares were allocated — From 22/09/2005

Class of shares	ORDINARY	*Number allotted*	24091
Currency	GBP	*Nominal value of each share*	.05

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name CLIFF BEVERIDGE
Address: 1216 GOTIER TERRACE
PAIGE
TEXAS
USA 78659
Class of shares allotted ORDINARY
Number allotted 244

Name BRIAN BIEDIGER
Address: 11624 JOLLYVILLE ROAD
AUSTIN
TEXAS
USA 78759
Class of shares allotted ORDINARY
Number allotted 244

Name JILL DAIBER
Address: 102 REINHARDT COURT
GEORGETOWN
TEXAS
USA 78626
Class of shares allotted ORDINARY
Number allotted 244

Name	SEGUIN DEROUSSE	*Class of shares allotted*	ORDINARY
Address:	115 SPRING BRANCH BASTROP TEXAS USA 78602	*Number allotted*	244
Name	TODD HAMMOND	*Class of shares allotted*	ORDINARY
Address:	609 BROKEN BOW DRIVE ROUND ROCK TEXAS USA 78681	*Number allotted*	244
Name	MICHAEL JACKSON	*Class of shares allotted*	ORDINARY
Address:	1721 AMISTAD WAY ROUND ROCK TEXAS USA 78664	*Number allotted*	244
Name	BRIAN KORINEK	*Class of shares allotted*	ORDINARY
Address:	8240 MONTOYA CIRCLE AUSTIN TEXAS USA 78717	*Number allotted*	244
Name	KEITH LEMAY	*Class of shares allotted*	ORDINARY
Address:	7607 PONOMA TERRACE AUSTIN TEXAS USA 78749	*Number allotted*	244
Name	MATTHEW ROHWER	*Class of shares allotted*	ORDINARY
Address:	400 OAK FOREST DRIVE DRIPPING SPRINGS TEXAS USA 78620	*Number allotted*	244
Name	SHANE SHEPHERD	*Class of shares allotted*	ORDINARY
Address:	1811 WHITE OAK LOOP ROUND ROCK TEXAS USA 78681	*Number allotted*	244

Name	STEPHEN WALTER	*Class of shares allotted*	ORDINARY
Address:	1406 A CLICK COVE AUSTIN TEXAS USA 78758	*Number allotted*	244
Name	EDWARD ANWANDER	*Class of shares allotted*	ORDINARY
Address:	10 RAVEN DRIVE COMMACK NEW YORK USA 11725	*Number allotted*	163
Name	STUART D BISTANY	*Class of shares allotted*	ORDINARY
Address:	73 BRENNER AVENUE BETHPAGE NEW YORK USA 11714	*Number allotted*	135
Name	CHARLES COAKLEY	*Class of shares allotted*	ORDINARY
Address:	84 ACORN CIRCLE MORICHES NEW YORK USA 11955	*Number allotted*	163
Name	HARRY CONTOS	*Class of shares allotted*	ORDINARY
Address:	44 MERRITT STREET WEST ISLIP NEW YORK USA 11795	*Number allotted*	244
Name	DEBRA GOGGIN	*Class of shares allotted*	ORDINARY
Address:	11 MARYANNE AVENUE PORT JEFFERSON NEW YORK USA 11776	*Number allotted*	163
Name	PATRICIA HOWARD	*Class of shares allotted*	ORDINARY
Address:	4 SUNDIAL LANE BELLPORT NEW YORK USA 11713	*Number allotted*	27

Name	**ELLEN B KREN**	*Class of shares allotted*	**ORDINARY**
Address:	**PO BOX** **91** **MATTITUCK** **NEW YORK** **USA 11952**	*Number allotted*	**135**
Name	**JAMES A LASURDO**	*Class of shares allotted*	**ORDINARY**
Address:	**387 LOCUST DRIVE** **ROCKY POINT** **NEW YORK** **USA 11778**	*Number allotted*	**244**
Name	**ARNOLD H LEVINE**	*Class of shares allotted*	**ORDINARY**
Address:	**322 MCKINLEY STREET** **WEST HEMPSTEAD** **NEW YORK** **USA 11552**	*Number allotted*	**244**
Name	**GEORGE HENRY LISK**	*Class of shares allotted*	**ORDINARY**
Address:	**259 WEST COURT** **AMITYVILLE** **NEW YORK** **USA 11701**	*Number allotted*	**244**
Name	**THOMAS QUINN**	*Class of shares allotted*	**ORDINARY**
Address:	**28 COLLEGE DRIVE** **STONY BROOK** **NEW YORK** **USA 11790**	*Number allotted*	**244**
Name	**FRED SCHREIBER**	*Class of shares allotted*	**ORDINARY**
Address:	**283 ASTOR DRIVE** **SAYVILLE** **NEW YORK** **USA 11782**	*Number allotted*	**135**
Name	**KEITH STEHLING**	*Class of shares allotted*	**ORDINARY**
Address:	**23 NORTH DURKEE LANE** **EAST PATCHOGUE** **NEW YORK** **USA 11772**	*Number allotted*	**135**

Name	SHARON L BECKER	*Class of shares allotted*	ORDINARY
Address:	6210 KNICKERBOCKER ROAD ONTARIO NEW YORK USA 14519	*Number allotted*	244
Name	RALPH E DAY	*Class of shares allotted*	ORDINARY
Address:	1790 SILVER ST. EXT. CLIFTON SPRINGS NEW YORK USA 14432	*Number allotted*	244
Name	VINH D DINH	*Class of shares allotted*	ORDINARY
Address:	240 WINEASP PT ROCHESTER NEW YORK USA 14612	*Number allotted*	135
Name	PAUL E FARDELLONE	*Class of shares allotted*	ORDINARY
Address:	176 BEVERLY DRIVE ROCHESTER NEW YORK USA 14625	*Number allotted*	244
Name	DIANE M FLECKENSTEIN	*Class of shares allotted*	ORDINARY
Address:	219 WINONA BLVD ROCHESTER NEW YORK USA 14617	*Number allotted*	67
Name	CAROLINE A GWILT	*Class of shares allotted*	ORDINARY
Address:	9 PALMYRA STREET SHORTSVILLE NEW YORK USA 14508	*Number allotted*	244
Name	CAROLYN SUE HENNING	*Class of shares allotted*	ORDINARY
Address:	968 CLEVENGER ROAD ONTARIO NEW YORK USA 14519	*Number allotted*	135

Name	**DAVID R HUNTER**	*Class of shares allotted*	**ORDINARY**
Address:	**3155 ATLANTIC AVENUE** **PENFIELD** **NEW YORK** **14526 14526**	*Number allotted*	**203**

Name	**CHUN W JO**	*Class of shares allotted*	**ORDINARY**
Address:	**1610 WHEATSTONE DRIVE** **FARMINGTON** **NEW YORK** **USA 14425**	*Number allotted*	**244**

Name	**PAUL E KNERR**	*Class of shares allotted*	**ORDINARY**
Address:	**10 WALNUT RUN** **FAIRPORT** **NEW YORK** **USA 14450**	*Number allotted*	**244**

Name	**DANIEL L NELSON**	*Class of shares allotted*	**ORDINARY**
Address:	**49 FRENCH CREEK DRIVE** **ROCHESTER** **NEW YORK** **USA 14618**	*Number allotted*	**244**

Name	**MICHAEL NOVELLO**	*Class of shares allotted*	**ORDINARY**
Address:	**7087 POKEY MOONSHINE ROAD** **WAYLAND** **NEW YORK** **USA 14572**	*Number allotted*	**244**

Name	**JO ANN M PRINCE**	*Class of shares allotted*	**ORDINARY**
Address:	**252 CLARK AVENUE** **ROCHESTER** **NEW YORK** **USA 14609**	*Number allotted*	**67**

Name	**SHERI J SCHINSING**	*Class of shares allotted*	**ORDINARY**
Address:	**4583 WITHERDEN ROAD** **MARION** **NEW YORK** **USA 14505**	*Number allotted*	**244**

Name	PAMELA A WILSON	*Class of shares allotted*	ORDINARY
Address:	41 DEVONWOOD LANE PITTSFORD NEW YORK USA 14534	*Number allotted*	135
Name	CHARLES BUSH	*Class of shares allotted*	ORDINARY
Address:	21125 RIMROCK ROAD MONROE WASHINGTON USA 98272	*Number allotted*	250
Name	MATTHEW SIEGER	*Class of shares allotted*	ORDINARY
Address:	9124 228TH WAY NE REDMOND WASHINGTON USA 98053	*Number allotted*	62
Name	JANIE THUY BUI	*Class of shares allotted*	ORDINARY
Address:	NO.2 1944 NORTH AVENUE BRIDGEPORT CONNECTICUT USA 06604	*Number allotted*	244
Name	JOHN SINH BUI	*Class of shares allotted*	ORDINARY
Address:	130 RODGERS ROAD FAIRFIELD CONNECTICUT USA 06824	*Number allotted*	244
Name	HARPAL SINGH CHAWLA	*Class of shares allotted*	ORDINARY
Address:	12 COUNTRY CLUB ROAD SEYMOUR CONNECTICUT USA 06483	*Number allotted*	244
Name	WILSON CHICOS	*Class of shares allotted*	ORDINARY
Address:	20 CHETWOOD STREET MILFORD CONNECTICUT USA 06460	*Number allotted*	244

Name	ANDRES COLON JR	*Class of shares allotted*	ORDINARY
Address:	652 THORME STREET BRIDGEPORT CONNECTICUT USA 06606	*Number allotted*	244
Name	VERDELL V DENNISON	*Class of shares allotted*	ORDINARY
Address:	NO.52, 100 SAN VINCENZO PLACE NORWALK CONNECTICUT USA 06854	*Number allotted*	244
Name	FRANK DRASKOVICS	*Class of shares allotted*	ORDINARY
Address:	27 MALER AVENUE SHELTON CONNECTICUT USA 06484	*Number allotted*	203
Name	SARA F GALULLO	*Class of shares allotted*	ORDINARY
Address:	21 DEERFIELD AVENUE MILFORD CONNECTICUT USA 06460	*Number allotted*	244
Name	ANNIE B HICKS	*Class of shares allotted*	ORDINARY
Address:	435 WOODROW AVENUE BRIDGEPORT CONNECTICUT USA 06606	*Number allotted*	244
Name	TIMOTHY B KYLE	*Class of shares allotted*	ORDINARY
Address:	APT. 1, 40 UNION STREET SEYMOUR CONNECTICUT USA 06483	*Number allotted*	244
Name	ALBERTA B LIMA	*Class of shares allotted*	ORDINARY
Address:	55 MASARIK AVENUE STRATFORD CONNECTICUT USA 06615	*Number allotted*	95

Name	**VANLACK S LULU**	*Class of shares allotted*	**ORDINARY**
Address:	**33 BEECHWOOD AVENUE MILFORD CONNECTICUT USA 06460**	*Number allotted*	**244**
Name	**CLAUDIO G MUROLO**	*Class of shares allotted*	**ORDINARY**
Address:	**PO BOX BRIDGEPORT CONNECTICUT USA 06610**	*Number allotted*	**244**
Name	**WILLIAM A NOSSAL**	*Class of shares allotted*	**ORDINARY**
Address:	**3 MONITOR HILL ROAD NEWTOWN CONNECTICUT USA 06470**	*Number allotted*	**244**
Name	**PHOUMINH ORIYAVONG**	*Class of shares allotted*	**ORDINARY**
Address:	**1153 IRANISTAN AVENUE BRIDGEPORT CONNECTICUT USA 06605**	*Number allotted*	**244**
Name	**LINDA A PALMIERI**	*Class of shares allotted*	**ORDINARY**
Address:	**APT. B, 50 JEWETT STREET ANSONIA CONNECTICUT USA 06401**	*Number allotted*	**244**
Name	**NGA T QUACH**	*Class of shares allotted*	**ORDINARY**
Address:	**35 LORRAINE STREET BRIDGEPORT CONNECTICUT USA 06604**	*Number allotted*	**244**
Name	**CHRISTOS P ROUNTOS**	*Class of shares allotted*	**ORDINARY**
Address:	**84 COTTAGE STREET TRUMBULL CONNECTICUT USA 06611**	*Number allotted*	**244**

Name	SAK SAWANGJAI	*Class of shares allotted*	ORDINARY
Address:	1203 PARK AVENUE BRIDGEPORT CONNECTICUT USA 06604	*Number allotted*	244
Name	ANNIE L SEAD	*Class of shares allotted*	ORDINARY
Address:	UNIT 19, 300 ELY AVENUE NORWALK CONNECTICUT USA 06854	*Number allotted*	244
Name	MICHAEL L SHANNON	*Class of shares allotted*	ORDINARY
Address:	91 TODD DRIVE MILFORD CONNECTICUT USA 06461	*Number allotted*	244
Name	ROBERT SHRIVER	*Class of shares allotted*	ORDINARY
Address:	9 NEPTUNE AVENUE SOUTH NORWALK CONNECTICUT USA 06854	*Number allotted*	244
Name	MARY A SMALLS	*Class of shares allotted*	ORDINARY
Address:	NO.2L, 25 CHESTNUT STREET SOUTH NORWALK CONNECTICUT USA 06854	*Number allotted*	244
Name	DENNIS J SOLTIS	*Class of shares allotted*	ORDINARY
Address:	40 STONELEIGH ROAD TRUMBULL CONNECTICUT USA 06611	*Number allotted*	244
Name	DAVID G SPAKOWSKI	*Class of shares allotted*	ORDINARY
Address:	65 RED ROBIN ROAD NAUGATUCK CONNECTICUT USA 06770	*Number allotted*	244

Name	**MILDRED STARKES**	*Class of shares allotted*	**ORDINARY**
Address:	**17 AVENUE C** **SOUTH NORWALK** **CONNECTICUT** **USA 06854**	*Number allotted*	**244**
Name	**GAIL P STEVENSON**	*Class of shares allotted*	**ORDINARY**
Address:	**UNIT 211 273 DERBY AVENUE** **DERBY** **CONNECTICUT** **USA 06418**	*Number allotted*	**244**
Name	**JOANNE C STRAIT**	*Class of shares allotted*	**ORDINARY**
Address:	**442 SWANSON CRESCENT** **MILFORD** **CONNECTICUT** **USA 06461**	*Number allotted*	**244**
Name	**KENNETH L TASCH**	*Class of shares allotted*	**ORDINARY**
Address:	**7 CANTERBURY LANE** **MONROE** **CONNECTICUT** **USA 06468**	*Number allotted*	**244**
Name	**JAMES A TIMMONS**	*Class of shares allotted*	**ORDINARY**
Address:	**52 OXBOW LANE** **NORTHFORD** **CONNECTICUT** **USA 06472**	*Number allotted*	**244**
Name	**TONG B TRAN**	*Class of shares allotted*	**ORDINARY**
Address:	**279 BROAD STREET** **BRIDGEPORT** **CONNECTICUT** **USA 06604**	*Number allotted*	**244**
Name	**MICHAEL J ULATOSKI**	*Class of shares allotted*	**ORDINARY**
Address:	**11 PINEWOOD CROSSING N.** **NAUGATUCK** **CONNECTICUT** **USA 06770**	*Number allotted*	**217**

Name	**NORMAN G WESTPHAL**	*Class of shares allotted*	**ORDINARY**
Address:	**43 BUNKER HILL DRIVE** **TRUMBULL** **CONNECTICUT** **USA 06611**	*Number allotted*	**244**
Name	**LOUIS K YAN**	*Class of shares allotted*	**ORDINARY**
Address:	**158 FISKE STREET** **WATERBURY** **CONNECTICUT** **USA 06710**	*Number allotted*	**244**
Name	**GORDON ZIPPI**	*Class of shares allotted*	**ORDINARY**
Address:	**101 REYNOLDS DRIVE** **FAIRFIELD** **CONNECTICUT** **USA 06824**	*Number allotted*	**244**
Name	**CRYSTAL LYNN BULMER**	*Class of shares allotted*	**ORDINARY**
Address:	**2332 NAUTILUS COVE** **FORT WAYNE** **INDIANNA** **USA 46814**	*Number allotted*	**67**
Name	**LOIS N CASTEEL**	*Class of shares allotted*	**ORDINARY**
Address:	**1506 FARWOOD AVENUE** **FORT WAYNE** **INDIANNA** **USA 46816**	*Number allotted*	**135**
Name	**DORIN CINDEA**	*Class of shares allotted*	**ORDINARY**
Address:	**12725 SUTTERS PARKWAY** **FORT WAYNE** **INDIANNA** **USA 46845**	*Number allotted*	**244**
Name	**JAY DEARMOND**	*Class of shares allotted*	**ORDINARY**
Address:	**10623 N. WESTLAKES DRIVE** **FORT WAYNE** **INDIANNA** **USA 46804**	*Number allotted*	**244**

Name	**PAMELA A DENO**	*Class of shares allotted*	**ORDINARY**
Address:	**4646 N. AIRPORT ROAD COLUMBIA CITY INDIANNA USA 46725**	*Number allotted*	**244**

Name	**RAYMOND M DENO**	*Class of shares allotted*	**ORDINARY**
Address:	**4646 N. AIRPORT ROAD COLUMBIA CITY INDIANNA USA 46725**	*Number allotted*	**244**

Name	**ROBERT WARREN DOWNING**	*Class of shares allotted*	**ORDINARY**
Address:	**10518 BRANDYWINE DRIVE FORT WAYNE INDIANNA USA 46845**	*Number allotted*	**244**

Name	**MICHAEL DAVID DRIVER**	*Class of shares allotted*	**ORDINARY**
Address:	**3429 QUIET EDDY COURT FORT WAYNE INDIANNA USA 46818**	*Number allotted*	**244**

Name	**THERESA SUE DROHAN**	*Class of shares allotted*	**ORDINARY**
Address:	**10316 LOCHMERE COURT FORT WAYNE INDIANNA USA 46814**	*Number allotted*	**244**

Name	**GREGORY REID DUNCAN**	*Class of shares allotted*	**ORDINARY**
Address:	**9125 PATTY PLACE FORT WAYNE INDIANNA USA 46804**	*Number allotted*	**244**

Name	**ROLAND CHARLES FRITTS**	*Class of shares allotted*	**ORDINARY**
Address:	**1420 N.W. SR 116-90 MARKLE INDIANNA USA 46770**	*Number allotted*	**244**

Name	CAROL MAY HAILFLICH	*Class of shares allotted*	ORDINARY
Address:	6160 SOUTH DERBY DRIVE COLUMBIA CITY INDIANNA USA 46725	*Number allotted*	27
Name	BONNIE D HAMPTON	*Class of shares allotted*	ORDINARY
Address:	4923 HOLLY OAK ROAD FORT WAYNE INDIANNA USA 46845	*Number allotted*	244
Name	DENNIS R HEFFLEY	*Class of shares allotted*	ORDINARY
Address:	4704 CR 38 AUBURN INDIANNA USA 46706	*Number allotted*	244
Name	JEFFREY K HULBOY	*Class of shares allotted*	ORDINARY
Address:	PO BOX CHURUBUSCO INDIANNA USA 46723	*Number allotted*	244
Name	JAMES R JACKSON	*Class of shares allotted*	ORDINARY
Address:	658 E. VIRGINIA AVENUE COLUMBIA CITY INDIANNA USA 46725	*Number allotted*	203
Name	RONNIE JONES	*Class of shares allotted*	ORDINARY
Address:	4630 NORTH 500 EAST HUNTINGTON INDIANNA USA 46750	*Number allotted*	244
Name	BERNARD FRANCIS JOZWIAK	*Class of shares allotted* *Number allotted*	ORDINARY 67
Address:	2417 KNOLLRIDGE DRIVE FORT WAYNE INDIANNA USA 46815		

Name	LAHR LARRY	*Class of shares allotted*	ORDINARY
Address:	5293 E. 700 NORTH ROANOKE INDIANNA USA 46783	*Number allotted*	244

Name	JAISON J LAKER	*Class of shares allotted*	ORDINARY
Address:	2426 CARLTON COURT FORT WAYNE INDIANNA USA 46802	*Number allotted*	244

Name	BRANDON M LEIST	*Class of shares allotted*	ORDINARY
Address:	1332 DAYTON COURT HUNTINGTON INDIANNA USA 46750	*Number allotted*	244

Name	PETER JOHN LESTRANGE	*Class of shares allotted*	ORDINARY
Address:	6310 SHADOW RIDGE RUN FORT WAYNE INDIANNA USA 46804	*Number allotted*	244

Name	RICHARD LEE MOSER	*Class of shares allotted*	ORDINARY
Address:	2112 TILLMAN ROAD FORT WAYNE INDIANNA USA 46816	*Number allotted*	244

Name	JOSEPH JOHN PETERS	*Class of shares allotted*	ORDINARY
Address:	2233 HUNTERS COVE FORT WAYNE INDIANNA USA 46804	*Number allotted*	244

Name	STEPHEN G PUTMAN	*Class of shares allotted*	ORDINARY
Address:	4615 WEATHERSIDE RUN FORT WAYNE INDIANNA USA 46804	*Number allotted*	244

Name	**DOUGLAS A RANDOL**	*Class of shares allotted*	**ORDINARY**
Address:	**515 CLUB COURSE DRIVE FORT WAYNE INDIANNA USA 46814**	*Number allotted*	**244**
Name	**CAROL ANN REILLY**	*Class of shares allotted*	**ORDINARY**
Address:	**4401 BRIDGETOWN RUN FORT WAYNE INDIANNA USA 46804**	*Number allotted*	**244**
Name	**LUCILLE C SCHRADER**	*Class of shares allotted*	**ORDINARY**
Address:	**5945 E. SCHRADER ROAD COLUMBIA CITY INDIANNA USA 46725**	*Number allotted*	**67**
Name	**BRIAN DOUGLAS SCHWARTZ**	*Class of shares allotted* *Number allotted*	**ORDINARY** **244**
Address:	**1244 W. FOSTER PARKWAY FORT WAYNE INDIANNA USA 46807**		
Name	**JOHN MITCHELL SCRANTON**	*Class of shares allotted* *Number allotted*	**ORDINARY** **244**
Address:	**3204 PONEMA COURT FORT WAYNE INDIANNA USA 46815**		
Name	**RODNEY L SHULL**	*Class of shares allotted*	**ORDINARY**
Address:	**5575 WEST 100 SOUTH LARWILL INDIANNA USA 46764**	*Number allotted*	**244**
Name	**EMILY K SKELTON**	*Class of shares allotted*	**ORDINARY**
Address:	**4229 CROFTON COURT FORT WAYNE INDIANNA USA 46835**	*Number allotted*	**33**

Name	LINDA L SPURGEON	*Class of shares allotted*	ORDINARY
Address:	3365 E. LINCOLN WAY COLUMBIA CITY INDIANNA USA 46725	*Number allotted*	169

Name	VANISA E STURGES	*Class of shares allotted*	ORDINARY
Address:	2916 LINCOLNDALE AVENUE FORT WAYNE INDIANNA USA 46808	*Number allotted*	67

Name	WILLIAM P THOMAS	*Class of shares allotted*	ORDINARY
Address:	15728 TAWNEY EAGLE COVE HUNTERTOWN INDIANNA USA 46748	*Number allotted*	244

Name	DONALD EUGENE WRIGHT	*Class of shares allotted*	ORDINARY
Address:	15123 PEONY COURT HUNTERTOWN INDIANNA USA 46748	*Number allotted*	244

Name	LINDA S YATES	*Class of shares allotted*	ORDINARY
Address:	369 N. WALNUT STREET COLUMBIA CITY INDIANNA USA 46725	*Number allotted*	135

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **04/10/2005** *Authenticated:* **Yes (E/W)**

Presenters Details

Presenters Reference: **1**
Name: **FORENAME MARIANEWCOMBE**

51

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **10/10/2005**

XS5UK9EV

Company Number **02830397**

Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **06/10/2005**

Class of shares **ORDINARY**
Currency **GBP**

Number allotted **10728**
Nominal value of each share **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **DEREK PAUL DE MOND**
Address: **6626 NEWBURGH PLACE**
FORT WAYNE
INDIANA
USA 46835

Class of shares allotted **ORDINARY**
Number allotted **2133**

Name **ROSS JAMES PARSELL**
Address: **THE FARMHOUSE,**
PICKERING FOLD
ROCK LANE
TOCKHOLES
DARWEN
LANCASHIRE
UNITED KINGDOM BB3
0LX

Class of shares allotted **ORDINARY**
Number allotted **4607**

Name	**STUART GRAEME SHARKEY**	*Class of shares allotted*	**ORDINARY**
Address:	**14 WYKE OLIVER ROAD** **WEYMOUTH** **DORSET** **UNITED KINGDOM DT3 6BW**	*Number allotted*	**3988**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **10/10/2005** *Authenticated:* **Yes (E/W)**

52

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 10/10/2005

XS5XO9E2

Company Number 02830397

Company Name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From 06/10/2005

Class of shares	**ORDINARY**	*Number allotted*	**9204**
Currency	**GBP**	*Nominal value of each share*	**.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**MARK ALAN STODDART**	*Class of shares allotted*	**ORDINARY**
Address:	**43 WALLINGFORD ROAD CHOLSEY WALLINGFORD OXFORDSHIRE UNITED KINGDOM OX10 9LG**	*Number allotted*	**9204**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **10/10/2005** *Authenticated:* **Yes (E/W)**

Companies House
— *for the record* —

88(2)(ef)

Return of Allotment of Shares

XS5ZK9E0

Received for filing in Electronic Format on the: **10/10/2005**

Company Number **02830397**

Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated

From
06/10/2005

Class of shares **ORDINARY**

Currency **GBP**

Number allotted **3172**

Nominal value of each share **.05**

Amount paid or due on each share **2.87**
(including any share premium)

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **MARK ALAN STODDART**

Address: **43 WALLINGFORD ROAD**
CHOLSEY
WALLINGFORD
OXFORDSHIRE
UNITED KINGDOM OX10 9LG

Class of shares allotted **ORDINARY**

Number allotted **3172**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **10/10/2005** *Authenticated:* **Yes (E/W)**

54

Companies House
— for the record

88(2)(ef)

Return of Allotment of Shares

XS5WQ9E3

Received for filing in Electronic Format on the: **10/10/2005**

Company Number	**02830397**
Company Name in full:	**ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated — From **06/10/2005**

Class of shares	**ORDINARY**	*Number allotted*	**10908**
Currency	**GBP**	*Nominal value of each share*	**.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**STUART GRAEME SHARKEY**	*Class of shares allotted*	**ORDINARY**
Address:	**14 WYKE OLIVER ROAD WEYMOUTH DORSET UNITED KINGDOM DT3 6BW**	*Number allotted*	**471**

Name	**MARK ROBERT DOYLE**	*Class of shares allotted*	**ORDINARY**
Address:	**7 TRYGROVE ABBEYMEAD GLOUCESTER UNITED KINGDOM GL4 4RP**	*Number allotted*	**3815**

Name	**MARTIN PAUL CARPENTER**	*Class of shares allotted*	**ORDINARY**
Address:	**KAIKOURA** **GRAVEL PITS CLOSE** **BREDON** **TEWKESBURY** **GLOUCESTERSHIRE** **UNITED KINGDOM GL20 7QL**	*Number allotted*	**6622**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **10/10/2005** *Authenticated:* **Yes (E/W)**

55

Companies House
— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **09/11/2005**

XVCXYA8H

Company Number	**02830397**
Company Name in full:	**ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **20/10/2005**

Class of shares	**ORDINARY**	*Number allotted*	**3455**
Currency	**GBP**	*Nominal value of each share*	**.05**

Amount paid or due on each share (including any share premium) **4.39**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**DOROTHY RICE**	*Class of shares allotted*	**ORDINARY**
Address:	**90 SPRUCE CT** **RR2** **HEAD OF CHEZZETCOOK** **NOVA SCOTIA** **CANADA**	*Number allotted*	**3455**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **09/11/2005** *Authenticated:* **Yes (E/W)**

56

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **09/11/2005**

XVD4EA85

Company Number **02830397**

Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **21/10/2005**

Class of shares **ORDINARY** *Number allotted* **2259**

Currency **GBP** *Nominal value of each share* **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **KEITH EDWIN FRANKLIN** *Class of shares allotted* **ORDINARY**

Address: **19 EDWARD ROAD** *Number allotted* **2259**

DORCHESTER

DORSET

UNITED KINGDOM DT1 2HL

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **09/11/2005** *Authenticated:* **Yes (E/W)**

57

Companies House
— for the record

RECEIVED
2005 APR 24 A 7:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **09/11/2005**

XVDETA8U

Company Number **02830397**
Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **28/10/2005**

Class of shares **ORDINARY**
Currency **GBP**

Number allotted **2615**
Nominal value of each share **.05**

Amount paid or due on each share (including any share premium) **4.83**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **DON-ALLISON BRELSFORD**
Address: **52 BATT LANE**
WEST HAVEN
CONNECTICUT
USA 06516

Class of shares allotted **ORDINARY**
Number allotted **244**

Name **MAXINE VANN**
Address: **32 CIRCLE ROAD**
NORWALK
CONNECTICUT
USA 06854

Class of shares allotted **ORDINARY**
Number allotted **244**

Name **DAVID P LOOSE** — *Class of shares allotted* **ORDINARY**
Address: **7 ARTHUR'S COURT** — *Number allotted* **163**
NEWTOWN
CONNECTICUT
USA 06470

Name **JOHN ROEBUCK** — *Class of shares allotted* **ORDINARY**
Address: **PO BOX** — *Number allotted* **244**
36
YAPHANK
NEW YORK
USA 11980

Name **ROBERT TIMS** — *Class of shares allotted* **ORDINARY**
Address: **99 RUSTIC AVENUE** — *Number allotted* **81**
MEDFORD
NEW YORK
USA 11763

Name **MARK A. FRITZ** — *Class of shares allotted* **ORDINARY**
Address: **837 NORTH 450 EAST** — *Number allotted* **169**
COLUMBIA CITY
INDIANA
USA 46725

Name **SUANN KAY FRITZ** — *Class of shares allotted* **ORDINARY**
Address: **837 NORTH 450 EAST** — *Number allotted* **244**
COLUMBIA CITY
INDIANA
USA 46725

Name **CHUCK J. LOGAR** — *Class of shares allotted* **ORDINARY**
Address: **923 SIMON ROAD** — *Number allotted* **244**
HUNTERTOWN
INDIANA
USA 46748

Name **WILLIAM SWAIN** — *Class of shares allotted* **ORDINARY**
Address: **11794 STONEGATE LANE** — *Number allotted* **250**
COLUMBIA
MARYLAND
USA 21044

Name	**GERARD R. GUINTA**	*Class of shares allotted*	**ORDINARY**
Address:	**3333 BAILEY ROAD** **BLOOMFIELD** **NEW YORK** **USA 14469**	*Number allotted*	**244**
Name	**JOSEPH T. LODATO**	*Class of shares allotted*	**ORDINARY**
Address:	**142 CHADWELL ROAD** **ROCHESTER** **NEW YORK** **USA 14609**	*Number allotted*	**244**
Name	**RAYMOND W. NUPP**	*Class of shares allotted*	**ORDINARY**
Address:	**48 WHIPPLETREE ROAD** **FAIRPORT** **NEW YORK** **USA 14450**	*Number allotted*	**244**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **09/11/2005** *Authenticated:* **Yes (E/W)**

58

Companies House
— for the record —

88(2)(ef)

Return of Allotment of Shares

XVGZJA99

Received for filing in Electronic Format on the: **10/11/2005**

Company Number	**02830397**
Company Name in full:	**ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated — From **28/10/2005**

Class of shares	**ORDINARY**	*Number allotted*	**548**
Currency	**GBP**	*Nominal value of each share*	**.05**

Amount paid or due on each share **4.83**
(including any share premium)

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **SANDRA RICE**
Address: **58 TOPSAIL BOULEVARD**
DARTMOUTH
NOVA SCOTIA
CANADA

Class of shares allotted **ORDINARY**
Number allotted **274**

Name **TRICIA WILSON**
Address: **20 PERNIX COURT**
DARTMOUTH
NOVA SCOTIA
CANADA B2W 4SY

Class of shares allotted **ORDINARY**
Number allotted **274**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **10/11/2005** *Authenticated:* **Yes (E/W)**

59

Companies House
— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **10/11/2005**

XVHFBA9I

Company Number **02830397**
Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **28/10/2005**

Class of shares **ORDINARY** *Number allotted* **311**
Currency **GBP** *Nominal value of each share* **.05**

Amount paid or due on each share (including any share premium) **4.83**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **LIZ SWASEY** *Class of shares allotted* **ORDINARY**
Address: **7019 TESORO TRAIL** *Number allotted* **67**
AUSTIN
TEXAS
USA 78729

Name **GREGORY WEST** *Class of shares allotted* **ORDINARY**
Address: **13464 STONE CANYON ROAD** *Number allotted* **244**
POWAY
CALIFORNIA
USA 92064

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **10/11/2005** *Authenticated:* **Yes (E/W)**

60

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

XVRR5AD2

Received for filing in Electronic Format on the: **14/11/2005**

Company Number	**02830397**
Company Name in full:	**ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated — From **09/11/2005**

Class of shares	**ORDINARY**	*Number allotted*	**274**
Currency	**GBP**	*Nominal value of each share*	**.05**

Amount paid or due on each share **4.83**
(including any share premium)

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**HAROLD HUDSON**	*Class of shares allotted*	**ORDINARY**
Address:	**43 COLONY WAY LAWRENCETOWN NOVA SCOTIA CANADA B2Z 1RY**	*Number allotted*	**274**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **14/11/2005** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

88(2)(ef)

Return of Allotment of Shares

XYVABB6S

Received for filing in Electronic Format on the: 13/12/2005

Company Number **02830397**

Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **25/11/2005**

Class of shares **ORDINARY**
Currency **GBP**

Number allotted **10723**
Nominal value of each share **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **GILBERT PILON**
Address: **3743 CH DU GOLF**
RR1
RAWDON
QUEBEC
CANADA J0K 1S0

Class of shares allotted **ORDINARY**
Number allotted **2836**

Name **DENYS DAVID MOUNTJOY**
Address: **7 ELWELL STREET**
UPWEY
WEYMOUTH
DORSET
UNITED KINGDOM DT3
5QF

Class of shares allotted **ORDINARY**
Number allotted **7887**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **13/12/2005** *Authenticated:* **Yes (E/W)**

62

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 13/12/2005

XYW8GB6W

Company Number	**02830397**
Company Name in full:	**ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated — From 30/11/2005

Class of shares	**ORDINARY**	*Number allotted*	**1726**
Currency	**GBP**	*Nominal value of each share*	**.05**

Amount paid or due on each share (including any share premium) **4.83**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**SCOTT MARSCHALL**	*Class of shares allotted*	**ORDINARY**
Address:	**7201 FENCE LINE DRIVE AUSTIN TEXAS UNITED STATES 78749**	*Number allotted*	**244**

Name	**KENNETH TURE**	*Class of shares allotted*	**ORDINARY**
Address:	**606 LADIN LANE AUSTIN TEXAS UNITED STATES 78734**	*Number allotted*	**244**

Name	**MICHAEL MARTIN**	*Class of shares allotted*	**ORDINARY**
Address:	**11221 COMISO PALA PATH** **AUSTIN** **TEXAS** **UNITED STATES 78726**	*Number allotted*	**244**

Name	**MARY LOU WOO**	*Class of shares allotted*	**ORDINARY**
Address:	**2105 MAIDSTONE COVE** **AUSTIN** **TEXAS** **UNITED STATES 78664**	*Number allotted*	**244**

Name	**JAMES FRANKLIN**	*Class of shares allotted*	**ORDINARY**
Address:	**PO BOX** **430** **RIDGE** **MARYLAND** **UNITED STATES 20680**	*Number allotted*	**250**

Name	**DEBORAH OLSON**	*Class of shares allotted*	**ORDINARY**
Address:	**3837 E AMES LAKE DRIVE** **NE** **REDMUND** **WASHINGTON** **UNITED STATES 98053**	*Number allotted*	**250**

Name	**JAMES YOUNG**	*Class of shares allotted*	**ORDINARY**
Address:	**546 PLEASANT STREET** **ATTLEBORO** **MASSACHUSETTS** **UNITED STATES 02703**	*Number allotted*	**250**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **13/12/2005** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **13/12/2005**

XYWD5B6Q

Company Number **02830397**
Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **30/11/2005**

Class of shares **ORDINARY**
Currency **GBP**

Number allotted **2540**
Nominal value of each share **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **WILFRED SITTON**
Address: **706 RIVER CREST**
LEANDER
TEXAS
UNITED STATES 78641

Class of shares allotted **ORDINARY**
Number allotted **244**

Name **BOBBY MANNING**
Address: **1209 MATHIAS STREET**
CEDAR PARK
TEXAS
UNITED STATES 78613

Class of shares allotted **ORDINARY**
Number allotted **169**

Name **MARK CRANK**
Address: **2104 N. CANNES DRIVE**
CEDAR PARK
TEXAS
UNITED STATES 78613

Class of shares allotted **ORDINARY**
Number allotted **244**

Name	**JOSEPH HESTER**	*Class of shares allotted*	**ORDINARY**
Address:	**12300 WATERSIDE TRAIL** **AUSTIN** **TEXAS** **UNITED STATES 78750**	*Number allotted*	**244**

Name	**SAM HALBURIAN**	*Class of shares allotted*	**ORDINARY**
Address:	**9909 ANDERSON MILL ROAD** **AUSTIN** **TEXAS** **UNITED STATES 78750**	*Number allotted*	**169**

Name	**MICHAEL H. CHEN**	*Class of shares allotted*	**ORDINARY**
Address:	**1540 NEW HAVEN ROAD** **NAUGATUCK** **CONNECTICUT** **UNITED STATES 06770**	*Number allotted*	**244**

Name	**ROBERT E. MURENA**	*Class of shares allotted*	**ORDINARY**
Address:	**152 HURLBUTT STREET** **WILTON** **CONNECTICUT** **UNITED STATES 06897**	*Number allotted*	**244**

Name	**RICHARD M. PASSARO**	*Class of shares allotted*	**ORDINARY**
Address:	**575 CHURCH HILL ROAD** **FAIRFIELD** **CONNECTICUT** **UNITED STATES 06825**	*Number allotted*	**244**

Name	**SUZANNE M. ANDRIJENKO**	*Class of shares allotted*	**ORDINARY**
Address:	**1651 PAIGE HILL DRIVE** **VICTOR** **NEW YORK** **UNITED STATES 14564**	*Number allotted*	**244**

Name	**WASYL W. ANDRIJENKO**	*Class of shares allotted*	**ORDINARY**
Address:	**1651 PAIGE HILL DRIVE** **VICTOR** **NEW YORK** **UNITED STATES 14564**	*Number allotted*	**244**

Name	**GEORGE STRAUBS**	*Class of shares allotted*	**ORDINARY**
Address:	**700 SOUTH VEITCH STREET** **ARLINGTON** **VIRGINIA** **UNITED STATES 22204**	*Number allotted*	**250**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **13/12/2005** *Authenticated:* **Yes (E/W)**

64

Companies House

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88(2)(ef)

Return of Allotment of Shares

X21AZCBD

Received for filing in Electronic Format on the: 23/01/2006

Company Number **02830397**

Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From 12/01/2006

Class of shares **ORDINARY**

Currency **GBP**

Number allotted **4389**

Nominal value of each share **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **PAUL BUCKLEY**
Address: **17 STONEYCROFT CLOSE**
FERNHILL HEATH
WORCESTER
UNITED KINGDOM WR3 8AZ

Class of shares allotted **ORDINARY**
Number allotted **4384**

Name **PAUL BUCKLEY**
Address: **17 STONEYCROFT CLOSE**
FERNHILL HEATH
WORCESTER
UNITED KINGDOM WR3 8AZ

Class of shares allotted **ORDINARY**
Number allotted **5**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **23/01/2006** *Authenticated:* **Yes (E/W)**

65

Companies House

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88(2)(ef)

Return of Allotment of Shares

X3JBHCK7

Received for filing in Electronic Format on the: **01/02/2006**

Company Number **02830397**

Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **25/01/2006**

Class of shares **ORDINARY** *Number allotted* **18371**

Currency **GBP** *Nominal value of each share* **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **MARK STODDART**
Address: **43 WALLINGFORD ROAD**
CHOLSEY
WALLINGFORD
OXFORDSHIRE
UNITED KINGDOM OX10 9LG

Class of shares allotted **ORDINARY**
Number allotted **18084**

Name **ANNETTE HASSAN**
Address: **5813 WESTLUKE AVE**
CTTE SAINT-LUC
QUEBEC
CANADA H4W 2N9

Class of shares allotted **ORDINARY**
Number allotted **287**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **01/02/2006** *Authenticated:* **Yes (E/W)**

66

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

X589XCYQ

Received for filing in Electronic Format on the: 15/02/2006

Company Number	**02830397**
Company Name in full:	**ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated — From **06/02/2006**

Class of shares	**ORDINARY**	*Number allotted*	**170**
Currency	**GBP**	*Nominal value of each share*	**.05**

Amount paid or due on each share **4.83**
(including any share premium)

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**CLAUDE PRIMEAU**	*Class of shares allotted*	**ORDINARY**
Address:	**60 CH DE LA HAUTE-RIVIERE CHBTEAUGUAY QUEBEC CANADA J6K 3N8**	*Number allotted*	**170**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **15/02/2006** *Authenticated:* **Yes (E/W)**

67

Companies House
— for the record

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **08/03/2006**

X7X5BDJD

Company Number **02830397**

Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **03/03/2006**

Class of shares **ORDINARY** *Number allotted* **1800**

Currency **GBP** *Nominal value of each share* **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **ADAM CLATTENBURG**
Address: **497 OSTREA LAKE ROAD**
RR
MUSQUODOBOIT HARBOUR
NOVA SCOTIA
CANADA B0J 2L0

Class of shares allotted **ORDINARY**
Number allotted **206**

Name **SELVARATNAM SURESH**
Address: **30 LITTLETON CRESCENT**
HARROW
MIDDLESEX
UNITED KINGDOM HA1
3SX

Class of shares allotted **ORDINARY**
Number allotted **1594**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **08/03/2006** *Authenticated:* **Yes (E/W)**

68

Companies House
— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **20/03/2006**

X9E7HDVG

Company Number **02830397**
Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **14/03/2006**

Class of shares **ORDINARY** *Number allotted* **4377**
Currency **GBP** *Nominal value of each share* **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **DAVID GARBETT-EDWARDS** *Class of shares allotted* **ORDINARY**
Address: **NORMANSLAND** *Number allotted* **4377**
NORMANSLAND ROAD
DYMOCK
GLOUCESTERSHIRE
UNITED KINGDOM GL18 2BE

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **20/03/2006** *Authenticated:* **Yes (E/W)**

Companies House

— for the record —

69

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **20/03/2006**

X9EC8DVC

Company Number **02830397**

Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **14/03/2006**

Class of shares **ORDINARY** *Number allotted* **5587**

Currency **GBP** *Nominal value of each share* **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **MICHAEL STEMBRIDGE** *Class of shares allotted* **ORDINARY**

Address: **15 HAZEL DRIVE** *Number allotted* **1524**

ARMITAGE
RUGELEY
STAFFORDSHIRE
UNITED KINGDOM WS15 4TZ

Name **ROBERT JAMES SCULLY** *Class of shares allotted* **ORDINARY**

Address: **GREENSHIELDS** *Number allotted* **581**

5 ST LOES PITCH, CULVER HILL
AMBERLEY
STROUD
GLOUCESTERSHIRE
UNITED KINGDOM GL5 5BB

Name	**STUART GRAEME SHARKEY**	*Class of shares allotted*	**ORDINARY**
Address:	**14 WYKE OLIVER ROAD WEYMOUTH DORSET UNITED KINGDOM DT3 6BW**	*Number allotted*	**1903**

Name	**WILLIAM JOHN ORGAN**	*Class of shares allotted*	**ORDINARY**
Address:	**14 LAKESIDE SOUTH CERNEY CIRENCESTER GLOUCESTERSHIRE UNITED KINGDOM GL7 5XE**	*Number allotted*	**1579**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **20/03/2006** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

70

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 20/03/2006

X9EPKDV1

Company Number	02830397
Company Name in full:	ULTRA ELECTRONICS HOLDINGS PLC

Shares Allotted (including bonus shares)

Date or period during which shares were allocated — From 14/03/2006

Class of shares	ORDINARY	*Number allotted*	15359
Currency	GBP	*Nominal value of each share*	.05

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	ALISON TODD	*Class of shares allotted*	ORDINARY
Address:	3 LANTERN CLOSE BERKELEY GLOUCESTERSHIRE UNITED KINGDOM GL13 9DE	*Number allotted*	3830

Name	ROBERT JAMES SCULLY	*Class of shares allotted*	ORDINARY
Address:	GREENSHIELDS 2 ST LOES PITCH, CULVER HILL AMBERLEY STROUD GLOUCESTERSHIRE UNITED KINGDOM GL5 5BB	*Number allotted*	1125

Name	**DAVID MARK TROUT**	*Class of shares allotted*	**ORDINARY**
Address:	**1422 CHANTERELLE DRIVE FORT WAYNE INDIANA USA 46845-1574**	*Number allotted*	**2301**

Name	**ROLAND CHARLES FRITTS**	*Class of shares allotted*	**ORDINARY**
Address:	**1420 N.W. S.R. 116-90 MARKLE INDIANA USA 46770-9025**	*Number allotted*	**8103**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **20/03/2006** *Authenticated:* **Yes (E/W)**

71

Companies House
— for the record —

RECEIVED
2006 APR 24 A 7:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)(ef)

Return of Allotment of Shares

XA1Q9B3G

Received for filing in Electronic Format on the: 28/03/2006

Company Number **02830397**

Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **17/03/2006**

Class of shares **ORDINARY**
Currency **GBP**

Number allotted **4692**
Nominal value of each share **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **SIMON MARSDEN**
Address: **7 RHUGARVE GARDENS**
LINTON
CAMBRIDGE
UNITED KINGDOM CB1 6LX

Class of shares allotted **ORDINARY**
Number allotted **1460**

Name **GEOFFREY HUTTON**
Address: **51 ISIS AVENUE**
BICESTER
OXFORDSHIRE
UNITED KINGDOM OX26 2GR

Class of shares allotted **ORDINARY**
Number allotted **1435**

Name **ANDREW ERNEST NEAL**
Address: **CARRICK HOUSE**
COOMBE LEA
CATBROOK
CHEPSTOW
GWENT
UNITED KINGDOM NP16 6UG

Class of shares allotted **ORDINARY**
Number allotted **1797**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **28/03/2006** *Authenticated:* **Yes (E/W)**

72

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 28/03/2006

XA1ZYE3E

Company Number 02830397

Company Name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares Allotted (including bonus shares)

Date or period during which shares were allocated — From 21/03/2006

Class of shares ORDINARY — Number allotted 6130

Currency GBP — Nominal value of each share .05

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name: MICHAEL BAPTIST
Address: 9 ELTHORNE PARK ROAD, LONDON, UNITED KINGDOM W7 2JB
Class of shares allotted: ORDINARY
Number allotted: 1563

Name: ANDREW BARTON
Address: 77 DEACONSFIELD ROAD, HEMEL HEMPSTEAD, HERTFORDSHIRE, UNITED KINGDOM HP3 9HZ
Class of shares allotted: ORDINARY
Number allotted: 4567

Authorisation

Authoriser Designation: SECRETARY Date Authorised: 28/03/2006 Authenticated: Yes (E/W)

73

Companies House
— for the record —

88(2)(ef)

Return of Allotment of Shares

XAU16E3P

Received for filing in Electronic Format on the: **28/03/2006**

Company Number	**02830397**
Company Name in full:	**ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated	From 17/03/2006

Class of shares	**ORDINARY**	*Number allotted*	**9938**
Currency	**GBP**	*Nominal value of each share*	**.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**LEO HARRIS MACKENZIE**	*Class of shares allotted*	**ORDINARY**
Address:	**154 DEMPSTER CRESCENT MINEVILLE NOVA SCOTIA CANADA B2Z 1J7**	*Number allotted*	**1409**

Name	**ROSS JAMES PARSELL**	*Class of shares allotted*	**ORDINARY**
Address:	**THE FARMHOUSE, PICKERING FOLD ROCK LANE TOCKHOLES DARWEN LANCASHIRE UNITED KINGDOM BB3 0LX**	*Number allotted*	**4751**

Name	**JOSEPH JOHN PETERS**	*Class of shares allotted*	**ORDINARY**
Address:	**2233 HUNTERS COVE** **FORT WAYNE** **INDIANA** **USA 46804**	*Number allotted*	**2528**
Name	**DONNA SOMERVILLE**	*Class of shares allotted*	**ORDINARY**
Address:	**15 GUILDWOOD DRIVE** **FALL RIVER** **NOVA SCOTIA** **CANADA B2T 1J6**	*Number allotted*	**1250**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **28/03/2006** *Authenticated:* **Yes (E/W)**

74

Companies House
— for the record

RECEIVED 2006 APR 24 A 7:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 28/03/2006

XAUFVE3S

Company Number **02830397**
Company Name in full: **ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **23/03/2006**

Class of shares	**ORDINARY**	*Number allotted*	**7574**
Currency	**GBP**	*Nominal value of each share*	**.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **MARK ASHALL-KELLY**
Address: **50 CALDER DRIVE**
KEARSLEY
BOLTON
UNITED KINGDOM BL4 8PX
Class of shares allotted **ORDINARY**
Number allotted **548**

Name **MANSUR DEWSHI**
Address: **59 WOODCOCK HILL**
HARROW
MIDDLESEX
UNITED KINGDOM HA3 0JH
Class of shares allotted **ORDINARY**
Number allotted **1386**

Name **DAVID GARBETT-EDWARDS**
Address: **NORMANSLAND**
NORMANSLAND ROAD
DYMOCK
GLOUCESTERSHIRE
UNITED KINGDOM GL18 2BE
Class of shares allotted **ORDINARY**
Number allotted **2324**

Name	**KIM WRIGHTON**	*Class of shares allotted*	**ORDINARY**
Address:	**32 SWISS AVENUE** **WATFORD** **UNITED KINGDOM WD18** **7LN**	*Number allotted*	**3316**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **28/03/2006** *Authenticated:* **Yes (E/W)**

75

Companies House
— for the record —

88(2)(ef)

Return of Allotment of Shares

XAU7CE31

Received for filing in Electronic Format on the: 28/03/2006

Company Number	**02830397**
Company Name in full:	**ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated — From **21/03/2006**

Class of shares	**ORDINARY**	*Number allotted*	**24530**
Currency	**GBP**	*Nominal value of each share*	**.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**N. THOMAS COOPER**	*Class of shares allotted*	**ORDINARY**
Address:	**24 BRANCHBROOK DRIVE HENRIETTA NEW YORK USA 14467**	*Number allotted*	**2320**

Name	**TONY DIDURO**	*Class of shares allotted*	**ORDINARY**
Address:	**4906 NORTH ROAD CANANDAIGUA NEW YORK USA 14424**	*Number allotted*	**2391**

Name	**JIM EVANS**	*Class of shares allotted*	**ORDINARY**
Address:	**5365 HIGHWAY 329 RR HUBBAROS NOVA SCOTIA CANADA B0J 1TO**	*Number allotted*	**2868**

Name	**CARLOS SANTIAGO**	*Class of shares allotted*	**ORDINARY**
Address:	**7 VINEYARD HILL PERINTON NEW YORK USA 14450**	*Number allotted*	**6813**

Name	**JOSEPH T. LODATO**	*Class of shares allotted*	**ORDINARY**
Address:	**142 CHADWELL ROAD ROCHESTER NEW YORK USA 14609**	*Number allotted*	**2358**

Name	**ARNOLD H. LEVINE**	*Class of shares allotted*	**ORDINARY**
Address:	**322 MCKINLEY STREET WEST HEMPSTEAD NEW YORK USA 11552**	*Number allotted*	**2771**

Name	**ALAN WIGNALL**	*Class of shares allotted*	**ORDINARY**
Address:	**37 LYE GREEN ROAD CHESHAM BUCKINGHAMSHIRE UNITED KINGDOM HP5 3LS**	*Number allotted*	**5009**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **28/03/2006** *Authenticated:* **Yes (E/W)**

76

Companies House
— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **28/03/2006**

XAUAUE3M

Company Number	**02830397**
Company Name in full:	**ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **23/03/2006**

Class of shares	**ORDINARY**	*Number allotted*	**3489**
Currency	**GBP**	*Nominal value of each share*	**.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**RAYMOND NUPP**	*Class of shares allotted*	**ORDINARY**
Address:	**48 WHIPPLETREE ROAD PERINTON NEW YORK USA 14450**	*Number allotted*	**2334**

Name	**MARK OBERMAIER**	*Class of shares allotted*	**ORDINARY**
Address:	**35 ROXHAM CLOSE HALIFAX NOVA SCOTIA CANADA B3S 1GZ**	*Number allotted*	**1155**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **28/03/2006** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

82
77

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 29/03/2006

XAY53E4V

Company Number 02830397
Company Name in full: ULTRA ELECTRONICS HOLDINGS PLC

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From 24/03/2006

Class of shares ORDINARY
Currency GBP
Number allotted 2374
Nominal value of each share .05

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name KEITH THOMSON
Address: 3 PERRY COURT
CLERK MAXWELL ROAD
CAMBRIDGE
UNITED KINGDOM CB3 0RS

Class of shares allotted ORDINARY
Number allotted 2374

Authorisation

Authoriser Designation: SECRETARY *Date Authorised:* 29/03/2006 *Authenticated:* Yes (E/W)

88

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: 29/03/2006

XAY6SE4L

Company Number	**02830397**
Company Name in full:	**ULTRA ELECTRONICS HOLDINGS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From 24/03/2006

Class of shares	**ORDINARY**	*Number allotted*	**7479**
Currency	**GBP**	*Nominal value of each share*	**.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**MICHAEL BAPTIST**	*Class of shares allotted*	**ORDINARY**
Address:	**9 ELTHORNE PARK ROAD LONDON UNITED KINGDOM W7 2JB**	*Number allotted*	**5863**

Name	**DARREN FORTUNE**	*Class of shares allotted*	**ORDINARY**
Address:	**17 STUBBS DRIVE STONE STAFFORDSHIRE UNITED KINGDOM ST15 8GB**	*Number allotted*	**1616**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **29/03/2006** *Authenticated:* **Yes (E/W)**

RECEIVED
2005 APR 24 A 7:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ultra Electronics Holdings plc

Application for Rule 12g3-2(b) Securities Act 1934 exemption

Exhibit B copy documentation – Part B (folder 2 of 3)

Documents Filed with the UKLA and Made Public Thereby

No.	Name and Description of Document	Document Date
1.	Notification of interests of directors and connected persons	4 January, 2005
2.	Notification of major interests in shares	11 January, 2005
3.	Notification of major interests in shares	20 January, 2005
4.	Notice of preliminary results	20 January, 2005
5.	Notification of appointment of non-executive director	31 January, 2005
6.	Notification of interests of directors and connected persons	2 February, 2005
7.	Notice of preliminary audited results	21 February, 2005
8.	Notification of interests of directors and connected persons	22 February, 2005
9.	Notification of major interests in shares	23 February, 2005
10.	Notification of major interests in shares	25 February, 2005
11.	Notification of interests of directors and connected persons	3 March, 2005
12.	Notification of major interests in shares	8 March, 2005
13.	Notification of major interests in shares	10 March, 2005
14.	Notification of interests of directors and connected persons	18 March, 2005
15.	Notification of interests of directors and connected persons	1 April, 2005
16.	Notification of major interest in shares	7 April, 2005
17.	Notification of major interest in shares	13 April, 2005
18.	Notification of AGM statement	22 April, 2005
19.	Notification of AGM results	22 April, 2005
20.	Notification of interests of directors and connected persons	3 May, 2005
21.	Notification of interests of directors and connected persons	4 May, 2005
22.	Notification of interests of directors and connected persons	4 May, 2005
23.	Notification of interests of directors and connected persons	4 May, 2005
24.	Notification of interests of directors and connected persons	4 May, 2005
25.	Notification of interests of directors and connected persons	4 May, 2005
26.	Notification of major interest in shares	19 May, 2005

27.	Notification of interests of directors and connected persons	2 June, 2005
28.	Notification of major interest in shares	29 June, 2005
29.	Notice of interim results	1 July, 2005
30.	Notification of transaction of Directors/PDMR	5 July, 2005
31.	Notification of interim results	1 August, 2005
32.	Notification of interests of directors and connected persons	2 August, 2005
33.	Notification of interests of directors and connected persons	2 August, 2005
34.	Notification of transaction of Directors/PDMR	02 September, 2005
35.	Notification of transaction of Directors/PDMR	04 October, 2005
36.	Notification of major interest in shares	18 October, 2005
37.	Notification of transaction of Directors/PDMR	02 November, 2005
38.	Notification of major interest in shares	21 November, 2005
39.	Notification of transaction of Directors/PDMR	02 December, 2005
40.	Notification of transaction of Directors/PDMR	05 December, 2005
41.	Notification of transaction of Directors/PDMR	03 January, 2006
42.	Notification of preliminary results	26 January, 2006
43.	Notification of transaction of Directors/PDMR	1 February, 2006
44.	Notification of major interest in shares	21 February, 2006
45.	Notification of major interest in shares	23 February, 2006
46.	Preliminary audited results	27 February, 2006
47.	Notification of transaction of Directors/PDMR	1 March, 2006
48.	Notification of transaction of Directors/PDMR	17 March, 2006
49.	Notification of transaction of Directors/PDMR	20 March, 2006
50.	Notification of block listing	24 March, 2006
51.	Notification of availability of Report & Accounts	30 March, 2006
52.	Notification of transaction of Directors/PDMR	03 April, 2006
53.	Notification of major interests in shares	10 April, 2006

I.B.1

Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director Shareholding
Released	16:16 04-Jan-05
Number	9904G

RNS Number:9904G
Ultra Electronics Holdings PLC
4 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

D. CASTER F. HOPE
A. HAMMENT D. JEFFCOAT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ULTRA ELECTRONICS HOLDINGS PLC
EMPLOYEE BENEFIT TRUST

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SELF FUNDED PURCHASE THROUGH ALL EMPLOYEE
SHARE OWNERSHIP PLAN

7) Number of shares/amount of stock acquired

18 SHARES EACH
D. CASTER, A HAMMENT
D JEFFCOAT, F. HOPE

8) Percentage of issued Class
LESS THAN
0.1%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

5P ORDINARY SHARES

12) Price per share

£6.955

13) Date of transaction

04/01/2005

14) Date company informed

04/01/2005

15) Total holding following this notification

D. CASTER	1,021,184	F. HOPE	49,811
A. HAMMENT	98,707	D. JEFFCOAT	18,976

16) Total percentage holding of issued class following this notification

D. CASTER	1.53%	F. HOPE	0.07%
A HAMMENT	0.15%	D. JEFFCOAT	0.03%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

D. JEFFCOAT 020 8813 4302

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 04/01/2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	17:28 11-Jan-05
Number	2644H

RNS Number:2644H
Ultra Electronics Holdings PLC
11 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LLOYDS TSB GROUP PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE ATTACHMENT (BELOW)

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

5P ORDINARY SHARES

10) Date of transaction

N/A

11) Date company informed

11/01/05

12) Total holding following this notification

2,015,937

13) Total percentage holding of issued class following this notification

3.019%

14) Any additional information

15) Name of contact and telephone number for queries

DAVID JEFFCOAT
0208 8134302

16) Name and signature of authorised company official responsible for making this notification

DAVID JEFFCOAT
COMPANY SECRETARY

Date of Notification 11/01/2005

Ultra Electronics Holdings PLC
Ordinary £0.05 Shares
Schedule 10 Notification Attachment
11 January 2005

	No Of Shares	Percentage
Lloyds TSB Private Banking	8,985	0.013
LTSB Jersey Offshore	643,375	0.963
Scottish Widows Investment Partnership	1,363,577	2.042
Total Lloyds TSB Group PLC	2,015,937	3.019

This Disclosure has arisen as a result of the group aggregation of holdings and not as a result of new purchases

This information is provided by RNS
The company news service from the London Stock Exchange

END

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I.B.3.

Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	09:48 20-Jan-05
Number	5925H

RNS Number:5925H
Ultra Electronics Holdings PLC
20 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE ATTACHMENT

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

5P ORDINARY SHARES

10) Date of transaction

11) Date company informed

19/01/2005

12) Total holding following this notification

9,343,577

13) Total percentage holding of issued class following this notification

13.97%

14) Any additional information

15) Name of contact and telephone number for queries

DAVID JEFFCOAT
0208 813 4302

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .... 20/01/2005 ....

ULTRA ELECTRONICS HOLDINGS PLC
ORDINARY £0.05 SHARES
SCHEDULE 10 NOTIFICATION ATTACHMENT

HELD AS PRINCIPAL	NO OF SHARES
Held in Customer Portfolios	
Bank of New York Nominees	315,177
Banque Privee de Rothschild	6,835
Chase Nominees	1,194,305
Nortrust Nominees	1,070,813
State Street Nominees	6,586,647
Vidacos Nominees	169,800
Total	9,343,577

This information is provided by RNS
The company news service from the London Stock Exchange

END

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I.B.4.

Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Notice of Results
Released	10:45 20-Jan-05
Number	5982H

RNS Number:5982H
Ultra Electronics Holdings PLC
20 January 2005

For immediate release 20 January 2005

Ultra Electronics Holdings plc

Notice of Preliminary Results

Ultra Electronics Holdings plc will be announcing preliminary results for the year ended 31 December 2004 on Monday 21 February 2005.

An analyst meeting will be held on that day at the offices of Weber Shandwick Square Mile, Fox Court, 14 Gray's Inn Road, WC1 at 9.30am.

- Ends -

For further information please contact:

Weber Shandwick Square Mile 020 7067 0700
Stephanie Badjonat sbadjonat@webershandwick.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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I.B.S.

Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Directorate Change
Released	07:00 31-Jan-05
Number	9546H

RNS Number:9546H
Ultra Electronics Holdings PLC
31 January 2005

For immediate release 31 January 2005

Ultra Electronics Holdings plc
("Ultra Electronics" or "Ultra")

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Ultra Electronics announces that Chris Bailey has been appointed to the Board of Ultra as a non-executive director, with immediate effect.

Mr Bailey, aged 58, recently retired from his role of Group Finance Director of Aggregate Industries plc. He was the Finance Director of the precursor companies of Aggregate Industries from 1984 until its formation in 1997. He is a Fellow of the Institute of Chartered Accountants of England & Wales and is also a Member of the Association of Corporate Treasurers.

Peter Macfarlane, Chairman, commented:
"I am delighted to welcome Chris Bailey onto the Board of Ultra. He brings 20 years of valuable experience in senior finance roles in major companies involved in long term contracting. I am sure that he will make an excellent contribution to Ultra's continuing success."

Note:
There are no details relating to Mr Bailey which require disclosure under rule 16.4 of the Listing Rules of the United Kingdom Listing Authority.

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Dr Julian Blogh, Chief Executive www.ultra-electronics.com
Douglas Caster, Chief Operating Officer

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Stephanie Badjonat

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and

technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft noise and vibration control; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; tactical datalinks; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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I.6.6.

Regulatory Announcement

RECEIVED

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2006 APR 24 A 7:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director Shareholding
Released	16:43 02-Feb-05
Number	1440I

RNS Number:1440I
Ultra Electronics Holdings PLC
2 February 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

D. CASTER C. HOPE
A. HAMMENT D. JEFFCOAT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ULTRA ELECTRONICS HOLDINGS PLC
EMPLOYEE BENEFIT TRUST

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SELF FUNDED PURCHASE THROUGH ALL EMPLOYEE SHARE OWNERSHIP PLAN

7) Number of shares/amount of stock acquired

D JEFFCOAT: 16 SHARES
OTHERS: 17 SHARES

8) Percentage of issued Class

LESS THAN 0.1%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

5P ORDINARY SHARES

12) Price per share

£7.445

13) Date of transaction

1/2/2005

14) Date company informed

2/2/2005

15) Total holding following this notification

D. CASTER	1,021,201	F. HOPE	49,828
A. HAMMENT	98,724	D. JEFFCOAT	18,992

16) Total percentage holding of issued class following this notification

D. CASTER	1.5%	F. HOPE	0.1%
A. HAMMENT	0.1%	D. JEFFCOAT	<0.1%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held

following this notification

23) Any additional information

24) Name of contact and telephone number for queries

D JEFFCOAT
020 8813 4301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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I.B.7.

Regulatory Announcement

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RECEIVED

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Final Results
Released	07:00 21-Feb-05
Number	8092I

RNS Number:8092I
Ultra Electronics Holdings PLC
21 February 2005

Embargoed until 07.00 21 February 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Preliminary Audited Results for the Year Ended 31 December 2004

FINANCIAL HIGHLIGHTS

	Year ended 31 December 2004	Year ended 31 December 2003	Change
Turnover	£319.7m	£284.4m	+12.4%
Operating profit*	£42.5m	£37.5m	+13.1%
Profit before tax*	£39.7m	£34.4m	+15.5%
Earnings per share*	44.1p	38.2p	+15.4%
Dividend per share - final	9.2p	8.2p	+12.2%
- total	13.8p	12.3p	+12.2%

*before goodwill amortisation of £5.9m (2003: £4.9m). Statutory information after goodwill amortisation: operating profit £36.6m (2003: £32.7m), profit before tax £33.8m (2003: £29.5m) and earnings per share 35.2p (2003: 30.8p)

- Record levels of sales and profit
- Sales growth driven by battlespace IT and airport systems
- High quality of earnings - operating cash** conversion of 111%
- Investment strategy continues to underpin strong performance
  - £21m invested in existing businesses
  - £23m invested in complementary acquisitions, DNE Systems and Videcom
- Operating margin* higher at 13.3% despite currency impact
- Acquisitions performed well in the year and are now fully integrated
- Order book grown to £395m
- Douglas Caster will become Chief Executive after the AGM in April
- Dr Julian Blogh is proposed to become Chairman upon Peter Macfarlane's retirement after the AGM

Dr Julian Blogh, Chief Executive, commented: "At the heart of Ultra's success is its investment strategy and its expertise in identifying investment opportunities that deliver growth, either within existing businesses or by acquiring businesses which complement and broaden the Group's portfolio of products and capabilities. Ultra has a proven strategy of providing niche products and being a responsive and competent supplier; this underpins further progress for the Group.

The outlook for the Group remains encouraging although in 2005 there will be a

further impact on sales and profit of the continuing weakness of the US dollar. Current market conditions together with recent acquisitions and contract awards provide the foundations for future growth. These factors, coupled with the size of the closing order book, give the Board confidence in the continued progress of the Group in 2005."

- Ends -

Enquiries:
Ultra Electronics Holdings plc (21.02.05) 020 7067 0700
Dr Julian Blogh, Chief Executive Thereafter 020 8813 4321
Douglas Caster, Chief Operating Officer www.ultra-electronics.com
David Jeffcoat, Finance Director

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker / Stephanie Badjonat

** after capital expenditure and Long Term Incentive Plan share purchase

Embargoed until 07.00 21 February 2005

Ultra Electronics Holdings plc

("Ultra" or "the Group")

Preliminary Audited Results for the Year Ended 31 December 2004

Ultra made excellent progress in 2004, achieving high growth in sales and profits. The three acquisitions made in the second half of 2003 performed well and the Group's investment in two further acquisitions during 2004 strengthens Ultra's position in the growth sectors of battlespace IT and airport systems. In 2004 the Group underpinned its position in its key sonobuoy and civil aerospace activities with the signing of ten year sole source agreements. Ultra also won a broad range of new contracts in 2004 that will support the continuing progress of the Group.

Group Results

Sales increased to £320m, a rise of 12.4% over the prior year, and this was achieved despite the significant weakening of the US dollar. At constant currencies, sales growth reached 17%, of which 9% was organic. The main drivers of the organic increase were higher battlespace and airport IT activity and deliveries of equipment for military vehicles.

There was a further increase in the Group's operating margin* to 13.3% (2003: 13.2%), driven mainly by a combination of increased volume, effective execution of development contracts and a continuing focus on cost control. Operating profit* rose by 13.1% to £42.5m (2003: £37.5m), while profit before tax and goodwill amortisation increased by 15.5% to £39.7m (2003: £34.4m). A slightly lower effective tax rate* of 26.0%, due partly to additional UK R&D tax credits, helped the Group achieve a 15.4% increase in earnings per share* to 44.1p (2003: 38.2p).

Operating cash flow** was again excellent at £46.9m (2003: £48.3m). Conversion of operating profit* to operating cash flow** was 111%, giving an average conversion over the last five years of 106%. Net debt at the year end reduced to £23.2m (2003: £30.3m) despite investing £23.3m after expenses on two acquisitions during the year. In addition, the Group invested £20.7m (2003: £19.5m) in research & development, capital expenditure and new business development. Interest paid was covered 15 times by operating profit*.

Ultra had net current liabilities at the year end of £33.9m compared with net current assets of £12.7m at the end of 2003. The Group's banking facility mature

in December 2005, with £48.1m (2003: £nil) of the loan therefore failing due within one year. In preliminary discussions, all of the banks providing Ultra's existing facility have expressed a desire to participate in a future arrangement. The Board is confident that new funding arrangements will be secured in a timely manner.

There was a 5.4% increase in the Group's order book in the year, with a closing value of £395.4m, maintaining historic levels of firm order cover for the coming year and providing in total equivalent cover of approximately 14 months of future sales.

Dividend

The proposed final dividend is 9.2p, bringing the total dividend for the year to 13.8p (2003: 12.3p). This represents an annual increase of 12.2% and reflects the Board's confidence in Ultra's prospects. The dividend is covered 3.2 times by earnings per share*. If approved, the dividend will be paid on 6 May 2005 to shareholders on the register on 15 April 2005.

Investing in Growing Markets

At the heart of Ultra's success is its investment strategy. Ultra has a real expertise in identifying investment opportunities that deliver growth, either within existing businesses or by acquiring businesses which complement and broaden the Group's portfolio of products and capabilities. During 2004, Ultra invested a total of £44.0m (2003: £37.8m) on acquisitions, research & development, capital expenditure and new business development. This investment contributed directly to the new contracts won in the year and underpins the Group's long-term positioning for future business.

* before goodwill amortisation
** after capital expenditure and Long Term Incentive Plan share purchase

In Ultra's largest markets, the UK and US defence sector, there is a growing emphasis on electronic systems for military platforms, battlespace IT and homeland security. The businesses acquired by Ultra in recent years operate mainly in these growth sectors. Ultra is well placed to benefit from this market growth by continuing successfully to develop innovative solutions to meet customer needs.

In the civil air transport sector the recovery of the aftermarket and the rise in orders and production schedules for civil aircraft continues as passenger numbers rise. Demand for airport IT systems is continuing to see strong growth, driven by investment in new airport facilities both in the UK and overseas. In the UK rail sector, following recent rapid growth, activity is expected to reduce in 2005. Worldwide, however, investment in mass transit system infrastructure is increasing as a solution to urban congestion.

2004 Acquisitions

The Group made two acquisitions in 2004, DNE Systems Inc. ("DNE") and Videcom for a total cash cost of £23.3m, financed using Ultra's existing banking facilities.

DNE strengthens Ultra's tactical communications capability within the battlespace IT sector and is now part of the Tactical & Sonar Systems division of Ultra. Based in Wallingford, Connecticut, USA, DNE provides specialist equipment to conserve bandwidth when transmitting over satellite and terrestrial radio links and to achieve interoperability between commercial and military communication interfaces for modern and legacy systems.

Videcom, based in Henley-on-Thames, has a strong capability in airport IT systems and complements Ultra's product portfolio with flight check-in, aircraft passenger seat allocation, baggage reconciliation and departure control systems. The products are used in a wide variety of airports around the world and Videcom

has a presence in the rapidly growing Chinese market. Ultra will benefit by offering the combined range of products to its airline and airport customers.

Aircraft & Vehicle Systems

Aircraft & Vehicle Systems comprises five businesses in the UK and US that supply advanced technology products and software for military aircraft and land vehicles and also for the civil aerospace markets.

Sales in the division increased by 2.6% to £81.9m (2003: £79.9m). Operating profit* was £14.7m (2003: £13.9m) giving an operating margin* of 17.9% (2003: 17.4%).

The continuing recovery in air travel since the terrorist attacks of September 2001 drove the launch of new aircraft development programmes, an increase in build rates on existing programmes and a rise in aftermarket support activity during 2004. An important achievement in the year was the selection of Ultra to supply two sub-systems on the Boeing 787 "Dreamliner" aeroplane. For the first time, the Group will have a direct presence on a Boeing civil aircraft. Ultra will be the system integrator and supply the electronic controls for the system that provides electro-thermal ice protection for the wings of the 787. Ultra also teamed with Goodrich to provide the proximity sensing equipment for the 787 passenger cabin, cargo and landing gear doors. Sales of these systems should commence in 2008, ahead of the aircraft entering service in 2009.

Sales of Ultra's HiPPAG for the US navy's F-18 E/F Super Hornet aircraft achieved record levels. The development of HiPPAG variants for use in the munitions ejection systems of both the US Small Diameter Bomb programme and the F-35 Joint Strike Fighter aircraft proceeded to plan.

In the US, Ultra achieved notable success in supplying its joysticks and related 'cockpit' equipment for a large number of different types of unmanned aerial vehicles and for many variants of vehicle within the Future Combat System programme. In the UK, deliveries to BAE Systems of the indirect vision equipment for the Engineer Tank System and development activity on the crew controls for the British Army's Terrier combat engineering vehicle progressed to plan.

* before goodwill amortisation
** after capital expenditure and Long Term Incentive Plan share purchase

Information & Power Systems

Information & Power Systems, with the integration of Videcom into the Airport Systems business, consists of the seven businesses that supply information management and power products for defence, commercial and airport applications worldwide.

Sales increased in the division by 21.1% to £115.6m (2003: £95.5m) of which 12.7% was organic. Operating profit* increased 34.6% to £14.8m (2003: £11.0m). The operating margin* was 12.8%, an increase of 1.3% over the prior year.

The airport IT systems business achieved an excellent performance which contributed significantly to the growth of the division. Development work on the IT infrastructure for BAA's Terminal 5 at Heathrow Airport proceeded well and Ultra's flight information display system was selected by BAA to be used throughout all its operations. In the US, the airport IT system at Kansas City, for which Ultra is the integrator, neared completion and the installation of an integrated suite of airport IT at Oakland, California provides another showcase for Ultra's systems integration capabilities. UltraTrak, the world-leading passenger baggage reconciliation system was selected for all the international airports in New Zealand, building on the managed service provision now operating successfully at Heathrow and in Australia, as well as in the US.

The division benefited from a rise in government expenditure on battlespace IT

which resulted in new sales and upgrades of the latest version of the ADSI data link processor and situational awareness system. Radar coastal surveillance system contracts were secured in the UAE and for commercial ports in the US to improve homeland security. There was a high level of contract manufacturing activity where deliveries of battlespace IT equipment for the British Army Bowman programme also increased.

Rolls-Royce placed an important order for the development of a replacement control system for the nuclear reactors that power the Royal Navy's submarines. In the medium-term, this is expected to lead to further orders for production and long-term support.

Tactical & Sonar Systems

Tactical & Sonar Systems, with the addition of DNE, comprises seven businesses in the UK and North America that supply tactical communications and underwater warfare equipment to military users worldwide.

Sales in the division increased to £122.1m from £109.0m in 2003, a rise of 12.0%. Operating profit* increased 2.7% to £13.0m (2003: £12.7m) giving an operating margin* of 10.7%. At constant currencies the sales growth was 19.9% and the operating profit* growth was 19.2%.

As anticipated, the level of sales of sonobuoys in the year was broadly unchanged from 2003. Sales of anti-submarine warfare mission system equipment were also flat as deliveries to the RAF Nimrod programme ended. One of the highlights of the year was securing a long-term, sole source partnering contract with the UK Ministry of Defence for the supply and support of all the UK's sonobuoys. Ultra's dominance of the sonobuoy export market continued with sales to France, Canada, Australia and Korea.

The Group's Surface Ship Torpedo Defence system entered service with the Royal Navy on schedule during the year and a contract for a torpedo defence technology demonstrator programme for the US Navy was also secured. Both Lockheed Martin and General Dynamics have selected Ultra's torpedo defence system for the US Navy Littoral Combat Ship.

Sales of battlespace IT equipment contributed to the growth of this division, with deliveries of high capacity radios to the US Army for its Patriot missile defence systems and network access equipment for all the US armed services. The award to Ultra in the UK of a contract from the US Navy for the development of specialist cryptographic equipment is expected to contribute to future growth as contracts for production items are secured. This is the first time the US government has contracted offshore for the development of such equipment.

* before goodwill amortisation
** after capital expenditure and Long Term Incentive Plan share purchase

Management Changes

It is planned that the management changes described last year will come into full effect after the Annual General Meeting on 22 April 2005. Peter Macfarlane will retire from the Board at that time, having been Chairman since 1994, and Dr Julian Blogh will take over the role. The Board would like to thank Peter for his excellent contribution to the development of Ultra, and wishes him well in his retirement. Douglas Caster, currently Chief Operating Officer will succeed Dr Julian Blogh as Chief Executive.

Prospects

In Ultra's main defence markets, expenditure is increasing on battlespace IT to enable better situational awareness, quicker command and control, and the synchronisation of military effects with much improved accuracy. Modern armed forces must be equipped to allow the rapid deployment of light, mobile troops

and must be able to exploit superior intelligence of the military situation through the use of battlespace IT.

The perceived terrorist threat to individuals and to economically important assets together with the need to protect borders and coastlines from illegal immigrants and smugglers are driving an increase in global demand for surveillance and enforcement systems.

With its range of niche businesses, Ultra is well placed to benefit from these market forces.

In civil markets, aerospace is continuing to recover with both Airbus and Boeing forecasting increased build rates, leading to further growth in original equipment sales and after-market support. The growth in air traffic is strong, driving new airport construction and refurbishment with increasing demand for airport IT systems. Investment in rail transport and mass transit systems that require specialist power equipment continues, although in the UK this will be at a lower level than experienced in recent years.

Following its successful 2004, Ultra enters 2005 with a strong balance sheet and a record order book. Its proven strategy of providing niche products, being a responsive and competent supplier and achieving growth, both organically and through acquisition, underpins further progress for the Group. Ultra's investment in new products and in the acquisition of complementary businesses is expected to be funded from internal cash generation, unless a truly compelling acquisition opportunity demanding additional finance arises. The Board's prime objective is to outperform the market in terms of annual increases in shareholder value by delivering above average annual increases in earnings.

The outlook for the Group remains encouraging although in 2005 there will be a further impact on sales and profit of the continuing weakness of the US dollar. Current market conditions coupled with recent acquisitions and contract awards provide the foundations for future growth. The Board has confidence in the continued progress of the Group in 2005.

- Ends -

Enquiries:

Ultra Electronics Holdings plc	(21.02.05) 020 7067 0700
Dr Julian Blogh, Chief Executive	Thereafter 020 8813 4321
Douglas Caster, Chief Operating Officer	www.ultra-electronics.com
David Jeffcoat, Finance Director	

Weber Shandwick Square Mile	020 7067 0700
Susan Ellis / Susanne Walker / Stephanie Badjonat	

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2004
Consolidated Profit and Loss Account

	Note	2004 £000	2003 £000
Turnover			
- existing operations		311,583	284,350
- acquisitions		8,086	-
Continuing operations	1,2	319,669	284,350

Cost of sales			
- existing operations		(230,107)	(210,688)
- acquisitions		(4,910)	-
Continuing operations		(235,017)	(210,688)
Gross profit			
- existing operations		81,476	73,662
- acquisitions		3,176	-
Continuing operations		84,652	73,662
Other operating expenses (net)		(48,082)	(40,997)
Operating profit			
- existing operations		35,590	32,665
- acquisitions		980	-
Continuing operations	1	36,570	32,665
Finance charges (net)		(2,785)	(3,173)
Profit on ordinary activities before taxation		33,785	29,492
Tax on profit on ordinary activities	3	(10,308)	(9,086)
Profit on ordinary activities after taxation, being profit for the financial year		23,477	20,406
Dividends paid and proposed on equity shares		(9,246)	(8,173)
Retained profit for the year		14,231	12,233
Earnings per ordinary share (pence)			
After goodwill amortisation			
- Basic		35.2	30.8
- Diluted		35.0	30.7
Before goodwill amortisation			
- Basic		44.1	38.2

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2004
Group Balance Sheet at 31 December 2004

	Note	2004 £000	2003 £000
Fixed assets			
Tangible assets		20,213	19,170
Intangible assets - patents and trademarks		515	560
Intangible assets - goodwill		106,766	90,287
		127,494	110,017

Current assets

Stocks	4	21,137	17,364
Debtors: amounts falling due within one year	5	66,899	63,761
Cash at bank and in hand		24,975	19,047
		113,011	100,172
Creditors: amounts falling due within one year	6	(146,956)	(87,516)
Net current (liabilities)/assets		(33,945)	12,656
Total assets less current liabilities		93,549	122,673
Creditors: amounts falling due after more than one year	7	(1,794)	(50,186)
Provisions for liabilities and charges	8	(10,636)	(7,813)
Net assets		81,119	64,674
Capital and reserves			
Called-up share capital		3,345	3,318
Share premium account	9	30,306	28,096
Profit and loss account	9	48,793	34,366
Own shares	10	(1,325)	(1,106)
Equity shareholders' funds		81,119	64,674

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2004
Consolidated Cash Flow Statement

	Note	2004 £000	2003 £000
Net cash inflow from operating activities	11	53,297	55,986
Returns on investments and servicing of finance		(2,621)	(3,125)
Taxation - UK		(6,120)	(7,810)
- Overseas		(2,197)	(1,642)
Capital expenditure		(5,243)	(6,806)
Acquisitions		(23,288)	(18,258)
Equity dividends paid		(8,531)	(7,676)
Cash inflow before financing		5,297	10,669
Financing		(290)	(66)
Increase in cash in the year		5,007	10,603

Consolidated Statement of Total Recognised Gains and Losses

	2004 £000	2003 £000

Group profit for the financial year	23,477	20,406
Gain/(loss) on foreign currency translation	196	(3,355)
Total recognised gains and losses relating to the year	23,673	17,051

Notes:

1. Turnover by geographical destination

	2004 £000	2003 £000
United Kingdom	127,126	122,074
Continental Europe	37,835	36,799
North America	114,582	99,532
Rest of World	40,126	25,945
	319,669	284,350

Turnover, trading profit and net operating assets by geographical source

	United Kingdom		North America		Group	
	2004 £000	2003 £000	2004 £000	2003 £000	2004 £000	Restated 2003 £000
Turnover	207,243	186,278	112,426	98,072	319,669	284,350
Trading profit	29,599	26,606	12,869	10,937	42,468	37,543
Goodwill amortisation					(5,898)	(4,878)
Operating profit					36,570	32,665
Finance charges (net)					(2,785)	(3,173)
Profit before tax					33,785	29,492
Net operating assets	51,345	55,498	65,353	48,851	116,698	104,349
Net non-operating liabilities					(35,579)	(39,675)
Net assets					81,119	64,674

Operating assets have been adjusted to include goodwill. Net non-operating liabilities represent net debt, dividends and taxation.

2. Turnover and trading profit by division

	Turnover		Profit	
	2004 £000	2003 £000	2004 £000	2003 £000
Aircraft & Vehicle Systems	81,943	79,890	14,694	13,901
Information & Power Systems	115,635	95,474	14,764	10,972
Tactical & Sonar Systems	122,091	108,986	13,010	12,670

	319,669	284,350	42,468	37,543
Goodwill amortisation			(5,898)	(4,878)
Operating profit			36,570	32,665

Net assets by division

	2004 £000	2003 £000
Aircraft & Vehicle Systems	27,608	28,961
Information & Power Systems	29,829	33,134
Tactical & Sonar Systems	59,261	42,254
	116,698	104,349
Net non-operating liabilities	(35,579)	(39,675)
Net assets	81,119	64,674

Net non-operating liabilities represent net debt, dividends and taxation.

3. Taxation

	2004 £000	2003 £000
UK tax	6,969	6,326
Overseas tax	4,071	2,019
Deferred tax	(732)	741
	10,308	9,086

4. Stocks

	2004 £000	2003 £000
Raw materials and consumables	16,544	13,810
Work-in-progress	12,717	9,188
Finished goods and goods for resale	2,230	1,979
Payments on account	(10,963)	(9,007)
	20,528	15,970
Long-term contract balances		
- costs less foreseeable losses	2,134	3,133
- less payments on account	(1,525)	(1,739)
	609	1,394
	21,137	17,364

5. Debtors: Amounts falling due within one year

	2004 £000	2003 £000

Trade debtors	40,812	40,798
Amounts recoverable on contracts	20,411	18,808
Deferred tax assets	1,768	1,224
Other debtors	2,112	1,244
Prepayments and accrued income	1,796	1,687
	66,899	63,761

6. Creditors: Amounts falling due within one year

	2004 £000	2003 £000
Obligations under finance leases	21	5
Bank loans and overdraft	48,104	-
Payments received on account	27,859	31,686
Trade creditors	25,088	21,207
Other creditors:		
- Corporation tax payable	8,030	5,019
- VAT	2,304	2,084
- social security and PAYE	3,404	2,875
- other creditors	6,910	4,946
Pension related liabilities	555	432
Accruals and deferred income	18,524	13,819
Proposed dividends	6,157	5,443
	146,956	87,516

7. Creditors: Amounts falling due after more than one year

	2004 £000	2003 £000
Obligations under finance leases	10	7
Bank loans	-	49,370
Payments received on account	751	-
Other creditors	262	-
Pension related liabilities	771	809
	1,794	50,186

8. Provisions for liabilities and charges

	Deferred taxation £000	Warranties £000	Other provisions £000	Total £000
Beginning of year	102	6,444	1,267	7,813
Exchange differences	-	(16)	(8)	(24)
Reclassifications	-	232	(160)	72
Acquisition of subsidiary undertakings	-	74	-	74
Utilised during the year	-	(1,566)	(451)	(2,017)
Transfer to deferred tax assets	(102)	-	-	(102)
Charge to the profit and loss account	-	3,294	1,526	4,820
End of year	-	8,462	2,174	10,636

9. Reserves

	Share premium £000	Profit and loss account £000
Beginning of year	28,096	34,366
Retained profit for the year	-	14,231
Issue of new shares	2,210	-
Foreign exchange differences	-	196
End of year	30,306	48,793

10.Own shares

	Own shares £000	Long-term incentive plan shares £000	Total £000
Cost			
Beginning of year	7	2,485	2,492
Additions	12	1,124	1,136
Disposals	(19)	-	(19)
Adjustment	-	2	2
Transfer to participants	-	(802)	(802)
End of year	-	2,809	2,809
Amortisation			
Beginning of year	-	1,386	1,386
Charge	-	900	900
Transfer to participants	-	(802)	(802)
End of year	-	1,484	1,484
Net book value			
Beginning of year	7	1,099	1,106
End of year	-	1,325	1,325

The Group, through the Company, holds 643,375 Own shares (2003: 608,836 Own shares).

11.Cash flow information

Reconciliation of operating profit to operating cash flow

	2004 £000	2003 £000
Operating profit	36,570	32,665
Depreciation and amounts written off tangible fixed assets	5,069	4,249
Amortisation of goodwill	5,898	4,878
Amortisation of patents and trademarks	45	45
Amortisation of LTIP awards	900	774
Loss on disposal of tangible fixed assets	58	39
(Increase)/decrease in stocks	(2,151)	8,313
Increase in debtors	(1,663)	(272)

Increase in creditors	5,722	3,492
Increase in provisions	2,849	1,803
Net cash inflow from operating activities	53,297	55,986

Reconciliation of net cash flow to movement in net debt

	2004 £000	2003 £000
Increase in cash in the year	5,007	10,603
Cash outflow from decrease in debt and lease financing	1,403	427
Change in net debt resulting from cash flows	6,410	11,030
Amortisation of finance costs of debt	-	(260)
Finance leases acquired with subsidiary undertakings	(19)	(14)
Translation difference	784	(1,835)
Movement in net debt in the year	7,175	8,921
Net debt at start of year	(30,335)	(39,256)
Net debt at end of year	(23,160)	(30,335)

The acquisition of DNE resulted in £1.6 million in funds being placed in escro until 31 March 2005. This has been included in cash because the conditions of the earn-out agreement are considered unlikely to be met.

12. Five year review

	2000 £m	2001 £m	Restated 2002 £m	Restated 2003 £m	2004 £m
Turnover					
Aircraft & Vehicle Systems	73.9	78.4	76.4	79.9	82.0
Information & Power Systems	68.6	74.4	82.9	95.5	115.6
Tactical & Sonar Systems	84.4	86.7	101.1	109.0	122.1
Total turnover	226.9	239.5	260.4	284.4	319.7
Operating profit (before goodwill amortisation)					
Aircraft & Vehicle Systems	13.1	13.0	12.5	13.9	14.7
Information & Power Systems	8.2	7.6	11.0	11.0	14.8
Tactical & Sonar Systems	9.0	11.1	10.0	12.6	13.0
Total	30.3	31.7	33.5	37.5	42.5
Operating profit margin % (before goodwill amortisation)	13.4%	13.2%	12.8%	13.2%	13.3%
Profit before goodwill amortisation and tax	25.6	27.1	29.9	34.4	39.7
Profit after taxation	15.8	16.3	17.9	20.4	23.5

Cash inflow from operating

activities (see note 1 below)	16.5	35.2	38.7	48.3	46.9
Free cash flow before dividends, acquisitions and financing (see note 2 below)	7.5	21.8	28.0	35.7	36.0
Net debt at year-end	(55.9)	(40.6)	(39.3)	(30.3)	(23.2)
Headline earnings per share (p) (see note 3 below)	28.7	30.5	33.2	38.2	44.1
Dividends per share (p)	9.7	10.4	11.2	12.3	13.8
Average employee numbers	2,303	2,376	2,395	2,505	2,678

Notes

1. Cash flow from operating activities is stated after capital expenditure and purchase of long-term incentive plan shares. 2002 and 2003 have been restated to reflect this measure.
2. Free cash flow has been adjusted to include the purchase of long-term incentive plan shares, which are included in financing.
3. Headline earnings per share is calculated before goodwill amortisation and earnings dilution.

13.The consolidated financial information has been prepared on a basis consistent with the consolidated accounts for the year ended 31 December 2003.

14.The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2004 or 2003, but is derive from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies and those for 2004 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts their reports were unqualified and did not contain statements under s237 (2) o (3) Companies Act 1985.

15.Copies of the annual report will be sent to shareholders in due course and will also be available from the Company's registered office at 417 Bridport Road, Greenford, Middlesex, UB6 8UA.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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I.B.8.

Regulatory Announcement

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RECEIVED
2006 APR 24 A 7:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director Shareholding
Released	17:16 22-Feb-05
Number	9095I

RNS Number:9095I
Ultra Electronics Holdings PLC
22 February 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

CHRISTOPHER BAILEY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

MRS P.K. BAILEY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

MRS P.K. BAILEY, SPOUSE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE

7) Number of shares/amount of stock acquired

1,500

8) Percentage of issued Class

LESS THAN 0.1%

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

5P ORDINARY SHARES

12) Price per share

£7.465

13) Date of transaction

22/02/2005

14) Date company informed

22/02/2005

15) Total holding following this notification

1,500

16) Total percentage holding of issued class following this notification

< 0.01%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

D JEFFCOAT
020 8813 4302

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 22 FEBRUARY 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

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I.B.9

Regulatory Announcement

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RECEIVED
2005 APR 24 A 7:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	09:18 23-Feb-05
Number	9242I

RNS Number:9242I
Ultra Electronics Holdings PLC
23 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE ATTACHMENT

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

5P ORDINARY SHARES

10) Date of transaction

11) Date company informed

23/02/2005

12) Total holding following this notification

8,671,658

13) Total percentage holding of issued class following this notification

12.96%

14) Any additional information

15) Name of contact and telephone number for queries

DAVID JEFFCOAT
0208 813 4302

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .... 23/02/2005...........

SCHEDULE

ULTRA ELECTRONICS HOLDINGS PLC
ORDINARY £0.05 SHARES

HELD AS PRINCIPAL	NO OF SHARES
DEUTSCHE BANK AG LONDON	194,737

HELD IN CUSTOMER PORTFOLIOS	
BANK OF NEW YORK NOMINEES	199,000
BANQUE PRIVEE DE ROTHSCHILD	8,665
CHASE NOMINEES	1,180,305
NORTRUST NOMINEES	699,513
STATE STREET NOMINEES	6,219,638
VIDACOS NOMINEES	169,800
TOTAL	8,671,658

22 FEBRUARY, 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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I.B.10.

Regulatory Announcement

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RECEIVED

2006 APR 24 A 7:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	16:40 25-Feb-05
Number	0718J

RNS Number:0718J
Ultra Electronics Holdings PLC
25 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

5P ORDINARY SHARES

10) Date of transaction

N/A

11) Date company informed

25/02/2005

12) Total holding following this notification

8,939,955

13) Total percentage holding of issued class following this notification

13.36%

14) Any additional information

15) Name of contact and telephone number for queries

DAVID JEFFCOAT
0208 813 4302

16) Name and signature of authorised company official responsible for making this notification

Date of Notification . 25/02/2005 ....

SCHEDULE

ULTRA ELECTRONICS HOLDINGS PLC
ORDINARY £0.05 SHARES

Held as Principal	No Of Shares
Deutsche Bank AG London	175,162
Held in Customer Portfolios	
Bank of New York Nominees	227,570
Banque Privee E de Rothschild	10,525
Chase Nominees	1,180,305
Nortrust Nominees	699,513
State Street Nominees	6,478,080
Vidacos Nominees	169,800
TOTAL	8,939,955

This information is provided by RNS
The company news service from the London Stock Exchange

END

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I.B.11.

Regulatory Announcement

Go to market news section

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director Shareholding
Released	12:17 03-Mar-05
Number	3018J

RNS Number:3018J
Ultra Electronics Holdings PLC
3 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

D. CASTER F. HOPE
A. HAMMENT D. JEFFCOAT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ULTRA ELECTRONICS HOLDINGS PLC
EMPLOYEE BENEFIT TRUST

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SELF FUNDED PURCHASE THROUGH ALL EMPLOYEE SHARE OWNERSHIP PLAN

7) Number of shares/amount of stock acquired

D. CASTER	17	F. HOPE	17
A. HAMMENT	17	D. JEFFCOAT	17

8) Percentage of issued Class

LESS THAN 0.1%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

5P ORDINARY SHARES

12) Price per share

£7.40

13) Date of transaction

01/03/2005

14) Date company informed

02/03/2005

15) Total holding following this notification

D. CASTER	1,021,218	F. HOPE	50,735
A. HAMMENT	98,741	D. JEFFCOAT	19,009

16) Total percentage holding of issued class following this notification

D. CASTER	1.53%	F. HOPE	<0.1%
A. HAMMENT	0.1%	D. JEFFCOAT	<0.1%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

D JEFFCOAT
020 8813 4302

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 3 MARCH 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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I.6.12.

Regulatory Announcement

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RECEIVED
2006 APR 24 A 7:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	15:42 08-Mar-05
Number	4839J

RNS Number:4839J
Ultra Electronics Holdings PLC
8 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE ATTACHMENT

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

5P ORDINARY SHARES

10) Date of transaction

N/A

11) Date company informed

07/03/2005

12) Total holding following this notification

8,447,512

13) Total percentage holding of issued class following this notification

12.63%

14) Any additional information

15) Name of contact and telephone number for queries

DAVID JEFFCOAT
0208 813 4302

16) Name and signature of authorised company official responsible for making this notification

D. JEFFCOAT
COMPANY SECRETARY

Date of Notification .... 08/03/2005...........

SCHEDULE

ULTRA ELECTRONICS HOLDINGS PLC
ORDINARY £0.05 SHARES

HELD AS PRINCIPAL	NO OF SHARES
DEUTSCHE BANK AG LONDON	213,071

HELD IN CUSTOMER PORTFOLIOS

BANK OF NEW YORK NOMINEES	227,570
BANQUE PRIVEE E DE ROTHSCHILD	20,525
CHASE NOMINEES	1,180,305
DEUTSCHE BANK INTERNATIONAL	12,300
NORTRUST NOMINEES	245,861
STATE STREET NOMINEES	6,378,080
VIDACOS NOMINEES	169,800
TOTAL	8,447,512

07 MARCH, 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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I. 6. 13.

Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	17:08 10-Mar-05
Number	6105J

RNS Number:6105J
Ultra Electronics Holdings PLC
10 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AEGON UK PLC GROUP OF COMPANIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

5P ORDINARY SHARES

10) Date of transaction

N/A

11) Date company informed

10/03/2005

12) Total holding following this notification

2,739,212

13) Total percentage holding of issued class following this notification

>4%

14) Any additional information

15) Name of contact and telephone number for queries

DAVID JEFFCOAT
0208 813 4302

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....10/03/2005..................

Letter to Ultra Electronic Holdings plc

DISCLOSURE OF INTEREST IN SHARES - COMPANIES ACT 1985, PART VI

We hereby give intimation that, following a purchase of shares in the Company, the notifiable interest held within the AEGON UK plc Group of Companies is varied from above 3% to above 4%.

No of Ordinary Shares bought:	125,001	
Resultant Total:	2,739,212	
Held as follows:	2,739,212	Chase Nominees Limited

For the purposes of the foregoing notification:-

(a) "The AEGON UK plc Group of Companies" means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 9SE;

(b) "the Act" shall mean the Companies Act 1985 and expressions used in this notification shall, unless the context otherwise requires, have the same meanings as are set out in or adopted for the purposes of the Act;

(c) "the Company" shall mean the company to whom this notification is addressed.

Letter from Miranda Beacham
Corporate Governance Analyst
AEGON Asset Management UK plc

Tel: 0131 549 3460

This information is provided by RNS
The company news service from the London Stock Exchange

END

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I. B. 16.
14

Ultra Electronics - Director Shareholding

RNS Number:9433J
Ultra Electronics Holdings PLC
18 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

P.F. MACFARLANE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF MR MACFARLANE AND HIS SPOUSE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

P.F. MACFARLANE 190,233
MRS. V.C. MACFARLANE 192,245

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

TRANSFER TO FAMILY MEMBER

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

1755

10) Percentage of issued Class

<0.1%

11) Class of security

5P ORDINARY SHARES

12) Price per share

N/A

13) Date of transaction

18/3/2005

14) Date company informed

17/3/2005

15) Total holding following this notification

382,478

16) Total percentage holding of issued class following this notification

0.6%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

D. JEFFCOAT 020 8813 4302

25) Name and signature of authorised company official responsible for making this notification D.J. JEFFCOAT

Date of Notification 18/3/2005

END

RDSGUUGCWUPAGPR

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I. B. ~~18~~. 15

Ultra Electronics - Director Shareholding

RNS Number:5116K
Ultra Electronics Holdings PLC
1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

D. CASTER	F. HOPE
A. HAMMENT	D. JEFFCOAT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ULTRA ELECTRONICS HOLDINGS PLC
EMPLOYEE BENEFIT TRUST

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SELF FUNDED PURCHASE THROUGH ALL EMPLOYEE SHARE OWNERSHIP PLAN

7) Number of shares/amount of stock acquired

D. CASTER	17	F. HOPE	17
A. HAMMENT	17	D. JEFFCOAT	17

8) Percentage of issued Class

LESS THAN 0.1%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

5P ORDINARY SHARES

12) Price per share

£7.37

13) Date of transaction

01/04/2005

14) Date company informed

01/04/2005

15) Total holding following this notification

D. CASTER	1,021,235	F. HOPE	50,752
A. HAMMENT	98,758	D. JEFFCOAT	19,026

16) Total percentage holding of issued class following this notification

D. CASTER	1.53%	F. HOPE	<0.1%
A. HAMMENT	0.1%	D. JEFFCOAT	<0.1%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

D JEFFCOAT
020 8813 4302

25) Name and signature of authorised company official responsible for making this notification

DAVID JEFFCOAT
Date of Notification 01/04/2005

END
RDSUUUQUCUPAGQG

I.B.19
16

Ultra Electronics - Holding(s) in Company

RNS Number:7451K
Ultra Electronics Holdings PLC
7 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

5P ORDINARY SHARES

OF ORDINARY SHARES

10) Date of transaction

N/A

11) Date company informed

06/04/2005

12) Total holding following this notification

8,734,079

13) Total percentage holding of issued class following this notification

13.06%

14) Any additional information

15) Name of contact and telephone number for queries

DAVID JEFFCOAT
0208 813 4302

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 07/04/2005

SCHEDULE

ULTRA ELECTRONICS HOLDINGS
ORDINARY £0.05 SHARES

Held as Principal	No Of Shares
Deutsche Bank AG London	148,225
Held in Customer Portfolios	
Bank of New York Nominees	248,629
Banque Privee E de Rothschild	21,898
Chase Nominees	1,180,305
Deutsche Bank International	12,300
HSBC Global Investor Services	22,203
Nortrust Nominees	450,001
State Street Nominees	6,480,718
Vidacos Nominees	169,800

TOTAL	8,734,079

END
HOLUUURWCUPAURM

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I.B.20
17

Ultra Electronics - Holding(s) in Company

RNS Number:9836K
Ultra Electronics Holdings PLC
13 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

5P ORDINARY SHARES

10) Date of transaction

N/A

11) Date company informed

11) Date company informed

12/04/2005

12) Total holding following this notification

8,549,930

13) Total percentage holding of issued class following this notification

12.78%

14) Any additional information

15) Name of contact and telephone number for queries

DAVID JEFFCOAT
0208 8134302

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .. 13/4/2005 ....

SCHEDULE

ULTRA ELECTRONICS HOLDINGS PLC
ORDINARY £0.05 SHARES

HELD AS PRINCIPAL	NO. OF SHARES
DEUTSCHE BANK AG LONDON	246,419
HELD IN CUSTOMER PORTFOLIOS	
BANK OF NEW YORK NOMINEES	248,629
BANQUE PRIVEE E DE ROTHSCHILD	21,898
CHASE NOMINEES	1,180,305
DEUTSCHE BANK INTERNATIONAL	12,300
NORTRUST NOMINEES	239,861
STATE STREET NOMINEES	6,430,718
VIDACOS NOMINEES	169,800
TOTAL	8,549,930

END
HOLGUUBUCUPAUBW

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I.B.21
18

Ultra Electronics - AGM Statement

RNS Number:3754L
Ultra Electronics Holdings PLC
22 April 2005

Embargoed until 0700 22 April 2005

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

AGM Statement

Ultra Electronics Holdings plc will hold its Annual General Meeting in Greenford, Middlesex today at 10.00 a.m. At the meeting, Peter Macfarlane, Chairman of Ultra, will make the following statement:

'As announced on 21 February in the preliminary results statement, 2004 was a very positive year for Ultra; once again the Group achieved record sales and profit and the acquisitions made in the last few years made an important contribution to this success. This growth was achieved despite the significant weakening of the US dollar.

'Ultra's success is driven by its ability to identify investment opportunities that deliver growth, either within existing businesses or by the acquisition of businesses which complement and broaden the Group's portfolio of products and capabilities. During 2004, Ultra invested a total of £44m on acquisitions, research & development, capital expenditure and new business development.

'Cash generation in 2004 was strong, with a conversion percentage from operating profit, after capital expenditure, of 111%. Even after the significant investment in 2004, the Group's net debt decreased by £7m over the course of the year.

'Last month, Ultra announced that it had agreed to acquire the assets of the aerospace cockpit instrumentation business of Horizon Aerospace LLC for a cash consideration of $4.5m. Horizon supplies and supports a broad range of cockpit indicators for military and civil aircraft and will be integrated with Ultra's nearby Flightline Systems business.

'2005 has started well. In the first quarter, Ultra won orders worth over £80m, including significant international contracts for battlespace IT equipment, giving an order book of over £400m. Trading so far this year has been in line with expectations and the Board has confidence in the outlook for the Group in 2005.

'As planned, I will be retiring from the Board at the conclusion of the AGM, having been Chairman since 1994. I have thoroughly enjoyed my time at Ultra and am confident that the proposed appointments of Dr. Julian Blogh as Chairman and of Douglas Caster as Chief Executive will provide management continuity to drive the further development of the Group.'

- Ends -

Enquiries:

Ultra Electronics Holdings plc — 020 8813 4321
Dr Julian Blogh, Chief Executive — www.ultra-electronics.com
Douglas Caster, Chief Operating Officer — information@ultra-electronics.com

Weber Shandwick Square Mile — 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END
AGMIBMFTMMBTBTA

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I.B.22.
19

Ultra Electronics - Result of AGM

RNS Number:3991L
Ultra Electronics Holdings PLC
22 April 2005

22 April 2005

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Result of AGM

Ultra announces that all resolutions, as detailed in the Notice of Meeting in the Annual Report, were passed at the Group's Annual General Meeting held today at 10.00 a.m.

The Group confirms that Dr Julian Blogh has been elected to the position of Chairman while Douglas Caster succeeds him as Chief Executive with immediate effect.

- Ends -

END
RAGITMMTMMTTBFA

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I. B. ~~25~~. 20

RECEIVED
2006 APR 24 A 7:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ultra Electronics - Director Shareholding

RNS Number:8070L
Ultra Electronics Holdings PLC
3 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

D. CASTER F. HOPE
A. HAMMENT D. JEFFCOAT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ULTRA ELECTRONICS HOLDINGS PLC
EMPLOYEE BENEFIT TRUST

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SELF FUNDED PURCHASE
THROUGH ALL EMPLOYEE SHARE OWNERSHIP PLAN

7) Number of shares/amount of stock acquired

D. CASTER 16, F. HOPE 16
A. HAMMENT 16, D. JEFFCOAT 17

8) Percentage of issued Class

LESS THAN 0.1%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

5P ORDINARY SHARES

12) Price per share

£7.54

13) Date of transaction

03/05/2005

14) Date company informed

03/05/2005

15) Total holding following this notification

D. CASTER 1,021,251	F. HOPE 50,768
A. HAMMENT 98,774	D. JEFFCOAT 19,043

16) Total percentage holding of issued class following this notification

D. CASTER 1.52%	F. HOPE < 0.1%
A. HAMMENT 0.1%	D. JEFFCOAT < 0.1%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

D. JEFFCOAT 020 8813 4302

25) Name and signature of authorised company official responsible for making this notification

DAVID JEFFCOAT

Date of Notification 03/05/2005

END

RDSUUUBPAUPAGAW

I. B. 26. 21

Ultra Electronics - Director Shareholding

RNS Number:8890L
Ultra Electronics Holdings PLC
4 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

D. CASTER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

D. CASTER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

LTIP AWARD

7) Number of shares/amount of stock acquired

26,293

8) Percentage of issued Class

< 0.1%

9) Number of shares/amount of stock disposed

10,598

10) Percentage of issued Class

< 0.1%

11) Class of security

5P ORDINARY SHARES

12) Price per share

NIL - PURCHASE
£7,525 - SALE

13) Date of transaction

04/05/2005

14) Date company informed

04/05/2005

15) Total holding following this notification

1,036,946

16) Total percentage holding of issued class following this notification

1.55%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

D. JEFFCOAT 020 8813 4302

25) Name and signature of authorised company official responsible for making this notification

DAVID JEFFCOAT

Date of Notification 04/05/2005

END

RDSUUUMGAUPAGQC

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I. B. 27. 22

Ultra Electronics - Director Shareholding

RNS Number:8889L
Ultra Electronics Holdings PLC
4 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

DR. JULIAN BLOGH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

DR. JULIAN BLOGH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

LTIP AWARD

7) Number of shares/amount of stock acquired

43,822

8) Percentage of issued Class

<0.1%

9) Number of shares/amount of stock disposed

of stock disposed

17,663

10) Percentage of issued Class

<0.1%

11) Class of security

5P ORDINARY SHARES

12) Price per share

NIL - PURCHASE £7.525 - SALE

13) Date of transaction

04/05/2005

14) Date company informed

04/05/2005

15) Total holding following this notification

1,143,080

16) Total percentage holding of issued class following this notification

1.706%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

D. JEFFCOAT
020 8813 4302

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 04/05/2005

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUUUMGAUPAGQC

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I.B.28.
23

RECEIVED
2005 APR 24 A 7:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ultra Electronics - Director Shareholding

RNS Number:8893L
Ultra Electronics Holdings PLC
4 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

D. JEFFCOAT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

D. JEFFCOAT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

LTIP AWARD

7) Number of shares/amount of stock acquired

26,890

8) Percentage of issued Class

<0.1%

9) Number of shares/amount of stock disposed

of stock disposed

5,523

10) Percentage of issued Class

<0.1%

11) Class of security

5P ORDINARY SHARES

12) Price per share

NIL - PURCHASE
£7.525 - SALE

13) Date of transaction

04/05/2005

14) Date company informed

04/05/2005

15) Total holding following this notification

40,410

16) Total percentage holding of issued class following this notification

0.06%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

D. JEFFCOAT
020 8813 4302

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 04/05/2005

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUUUMGAUPAGQC

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I. B. 29.
24

Ultra Electronics - Director Shareholding

RNS Number:8891L
Ultra Electronics Holdings PLC
4 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

A. HAMMENT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

A. HAMMENT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

LTIP AWARD

7) Number of shares/amount of stock acquired

20,716

8) Percentage of issued Class

< 0.1%

9) Number of shares/amount of stock disposed

20,716

10) Percentage of issued Class

< 0.1%

11) Class of security

5p ORDINARY SHARES

12) Price per share

NIL - PURCHASE
£7.525 - SALE

13) Date of transaction

04/05/2005

14) Date company informed

04/05/2005

15) Total holding following this notification

98,774

16) Total percentage holding of issued class following this notification

0.147%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

D. JEFFCOAT 020 8813 4302

25) Name and signature of authorised company official responsible for making this notification

DAVID JEFFCOAT

Date of Notification 04/05/2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSUUUMGAUPAGQC

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I. B. ~~30~~ 25

Ultra Electronics - Director Shareholding

RNS Number:8892L
Ultra Electronics Holdings PLC
4 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

F. HOPE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

F. HOPE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

LTIP AWARD

7) Number of shares/amount of stock acquired

25,098

8) Percentage of issued Class

< 0.1%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

5P ORDINARY SHARES

12) Price per share

NIL

13) Date of transaction

04/05/2005

14) Date company informed

04/05/2005

15) Total holding following this notification

75,866

16) Total percentage holding of issued class following this notification

0.11%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

D. JEFFCOAT 020 8813 4302

25) Name and signature of authorised company official responsible for making this notification

DAVID JEFFCOAT

Date of Notification 04/05/2005

END
RDSUUUMGAUPAGQC

I. B. 31. 26

Ultra Electronics - Holding(s) in Company

RNS Number:5000M
Ultra Electronics Holdings PLC
19 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

5P ORDINARY SHARES

OF ORDINARY SHARES

10) Date of transaction

N/A

11) Date company informed

18.5.2005

12) Total holding following this notification

7,996,427

13) Total percentage holding of issued class following this notification

11.97%

14) Any additional information

15) Name of contact and telephone number for queries

DAVID JEFFCOAT
0208 813 4302

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 19/5/2005

SCHEDULE

ULTRA ELECTRONICS HOLDINGS PLC
ORDINARY £0.05 SHARES

Held as Principal	No Of Shares
Deutsche Bank AG London	201,868
Held in Customer Portfolios	
Bank of New York Nominees	248,629
Banque Privee E de Rothschild	25,898
Chase Nominees	1,104,731
Deutsche Bank International	12,300
Nortrust Nominees	146,861
State Street Nominees	6,086,340
Vidacos Nominees	169,800
TOTAL	7,996,427

TOTAL 7,996,427

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLGUUCAAUPAURB

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I. 8. 32.
27

Ultra Electronics - Director Shareholding

RNS Number:0930N
Ultra Electronics Holdings PLC
2 June 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

D. CASTER F. HOPE
A. HAMMENT D. JEFFCOAT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ULTRA ELECTRONICS HOLDINGS PLC
EMPLOYEE BENEFIT TRUST

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SELF FUNDED PURCHASE THROUGH ALL EMPLOYEE SHARE OWNERSHIP PLAN

7) Number of shares/amount of stock acquired

D. CASTER, A. HAMMENT, F. HOPE 30 EACH
D. JEFFCOAT 28

8) Percentage of issued Class

0.1%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

5P ORDINARY SHARES

12) Price per share

£7.97

13) Date of transaction

1/6/05

14) Date company informed

2/6/05

15) Total holding following this notification

D. CASTER	1,036,976	F. HOPE	75,896
A. HAMMENT	98,804	D. JEFFCOAT	40,438

16) Total percentage holding of issued class following this notification

D. CASTER	1.55%	F. HOPE	0.1%
A. HAMMENT	0.1%	D. JEFFCOAT	<0.1%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

D. JEFFCOAT 020 8813 4302

25) Name and signature of authorised company official responsible for making this notification

DAVID JEFFCOAT

Date of Notification 2/6/2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSUUUAGQUPAGQP

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I.B.36.
28

Ultra Electronics - Holding(s) in Company

RNS Number:1962O
Ultra Electronics Holdings PLC
29 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE ATTACHMENT

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

5P ORDINARY SHARES

10) Date of transaction

N/A

11) Date company informed

11) Date company informed

28 JUNE 2005

12) Total holding following this notification

6,934,562

13) Total percentage holding of issued class following this notification

10.34%

14) Any additional information

15) Name of contact and telephone number for queries

DAVID JEFFCOAT

0208 813 4302

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .... 28 JUNE 2005 ....

ULTRA ELECTRONICS HOLDINGS PLC
ORDINARY 5P SHARES

REGISTERED HOLDER	NO OF SHARES
DEUTSCHE BANK AG LONDON	332,718
BANK OF NEW YORK NOMINEES	248,629
BANQUE PRIVEE E DE ROTHSCHILD	25,898
CHASE NOMINEES	905,731
DEUTSCHE BANK INTERNATIONAL	12,300
NORTRUST NOMINEES	146,861
STATE STREET NOMINEES	5,092,625
VIDACOS NOMINEES	169,800
TOTAL	6,934,562

28-JUN-05

END

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I. 6. 37. 29

Ultra Electronics - Notice of Results

RNS Number:3772O
Ultra Electronics Holdings PLC
01 July 2005

1 July 2005

Ultra Electronics Holdings plc
Notice of Interim Results

Ultra Electronics Holdings plc will be announcing interim results for the six months ended 30 June 2005 on Monday 1 August 2005.

An analyst meeting will be held on that day at the offices of Weber Shandwick Square Mile, Fox Court, 14 Gray's Inn Road, WC1 at 9.30am.

- Ends -

For further information please contact: 020 7067 0700
Weber Shandwick Square Mile
Scott Robertson
SRobertson@webershandwick.com

END
NORILFFEDFILIIE

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I. B. ~~38~~. 30

Ultra Electronics - Director/PDMR Shareholding

RNS Number:5065O
Ultra Electronics Holdings PLC
5 July 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ULTRA ELECTRONICS HOLDINGS PLC

2) NAME OF DIRECTOR

D CASTER
A HAMMENT
F HOPE
D JEFFCOAT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ULTRA ELECTRONICS HOLDINGS PLC
EMPLOYEE BENEFIT TRUST

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SELF FUNDED PURCHASE THROUGH ALL EMPLOYEE SHARE OWNERSHIP PLAN

7) Number of shares/amount of stock acquired

D CASTER	15	F HOPE	15
A HAMMENT	15	D JEFFCOAT	16

8) Percentage of issued Class

LESS THAN 0.1%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

5P ORDINARY SHARES

12) Price per share

£8.185

13) Date of transaction

1/7/2005

14) Date company informed

4/7/2005

15) Total holding following this notification

D CASTER	1,036,991	F HOPE	75,911
A HAMMENT	98,819	D JEFFCOAT	40,454

16) Total percentage holding of issued class following this notification

D CASTER	1.55%	F HOPE	0.1%
A HAMMENT	0.1%	D JEFFCOAT	<0.1%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

D JEFFCOAT
020 8813 4302

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 5/7/2005

END
RDSSSMFDISISEEW

I.B.4. 31

Ultra Electronics - Interim Results

RNS Number:5264P
Ultra Electronics Holdings PLC
01 August 2005

Embargoed until 0700 1 August 2005

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Interim Results for the Six Months to 30 June 2005

FINANCIAL HIGHLIGHTS

	Six months to 30 June 2005	Six months to 30 June 2004	Change
Revenue	£158.2m	£143.4m	+10%
Operating profit*	£22.3m	£19.6m	+14%
Profit before tax**	£20.7m	£17.9m	+16%
Earnings per share**	22.4p	19.7p	+14%
Dividend per share	5.2p	4.6p	+13%

* before amortisation of intangibles arising on acquisition. IFRS profit from operations £22.1m (2004: £19.6m).
** before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. IFRS profit before tax £19.1m (2004: £17.9m Basic EPS 20.6p (2004: 19.7p).

* Strong performance in first half
  - excellent growth in Information & Power Systems
  - buoyant civil aerospace market reflected in Aircraft & Vehicle Systems performance
  - good progress in Tactical & Sonar Systems
* Improved efficiencies strengthen margins
* High quality of earnings - cash conversion of 73%
* Contributions from 2004 and 2005 acquisitions
* Acquisition of Audiopack since period-end
* Order book of £407m provides good visibility

Douglas Caster, Chief Executive, commented:
'Ultra has again demonstrated solid growth in sales and profits. The Group is well positioned in its broad range of market niches and constantly seeks opportunities to offer new products and services to meet customer demand, as exemplified by the recent acquisition of Audiopack.

Ultra's broad spread of activities, positions on a wide range of long-term international programmes together with a proven ability to implement programmes successfully, are key strengths of the Group. These strengths, coupled with the strong order book, give the Board confidence that the Group will continue to make progress in 2005.'

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

David Jeffcoat, Group Finance Director | information@ultra-electronics.com

Weber Shandwick Square Mile | 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels and transit system power conversion and control equipment.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Embargoed until 0700 | 1 August 2005

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Interim Results for the Six Months to 30 June 2005

FINANCIAL RESULTS

Trading for the Group remained strong in the first half of 2005 and sales growth continued, boosted by contributions from its 2004 acquisitions and an initial contribution from Horizon Aerospace, acquired in March this year. Ultra has again improved margins, despite currency effects.

Sales increased by 10% to £158.2m, compared to £143.4m for the same period last year. Good sales growth in Aircraft & Vehicle Systems reflected the buoyancy of the civil aerospace market and increasing sales of equipment for armoured vehicles. A strong performance in Information & Power Systems was driven mainly by higher sales of Ultra's ADSI real time command and control system. Tactical &

Sonar Systems achieved modest growth, pending the introduction of a new US sonobuoy variant in the second half of the year.

Operating profit(1) was 14% higher at £22.3m (2004: £19.6m). The operating margin(1) improved to 14.1% (2004: 13.7%) as the Group maintained its focus on achieving operational efficiencies. The net interest charge was £1.6m (2004: £1.6m) and profit before tax(2) rose to £20.7m, a 16% increase when compared to last year's result of £17.9m. Earnings per share(2) grew by 14% to 22.4p (2004: 19.7p).

Following the outstanding operating cash performance achieved in recent years and especially in the second half of 2004, there was a small increase in working capital levels in the first half of 2005. This resulted in operating cash generation(3) in the period of £16.3m (2004: £16.2m), giving a conversion rate from operating profit(1) of 73% (2004: 83%). Net debt was £24.3m at the period-end, compared with £24.1m at the beginning of the year. The Group's balance sheet remains strong, with net interest payable on borrowings covered approximately 21 times by operating profit(1).

An interim dividend of 5.2p (2004: 4.6p) will be paid on 27 September 2005 to those shareholders on the register at the close of business on 26 August 2005.

OPERATIONAL REVIEW

Within the large defence budgets in Ultra's main markets, demand for electronic equipment continues to rise. As the demand for 'smart capability' continues, the key areas of expenditure remain unchanged: battlespace IT, mobility, smart munitions, protection and security. The cost of current peacekeeping operations is, however, putting pressure on defence budgets and affecting the timing of some contract awards. Homeland security is becoming more important worldwide and this is reflected in an increasing demand for coastal and border surveillance systems.

In the civil aerospace market, trading conditions are buoyant as passenger numbers continue to rise. This is reflected in both increased sales of original equipment as aircraft build rates increase and also in the level of demand for aftermarket support. Demand worldwide for modern airport IT systems also remains strong.

(1) before amortisation of intangibles arising on acquisition (see note 4)
(2) before amortisation of intangibles arising on acquisition and loss on derivative financial instruments (see note 4)
(3) cash generated by operations, less net capital expenditure, R&D and LTIP (see note 4)

Aircraft & Vehicle Systems

Total sales in Aircraft & Vehicles Systems increased by 15% to £39.4m (2004: £34.4m) and operating profit(1) was £7.7m compared with £6.8m last year, an increase of 13%. The order book has decreased by 3% to £75.0m since June 2004, pending receipt of Eurofighter tranche 2 awards now in negotiation.
Growth in the period was principally as a result of additional equipment sales for armoured vehicles and from sales to the civil aerospace market. This growth was partially offset by a revision to the HiPPAG delivery plan for Eurofighter to allow incorporation of compatibility with the ASRAAM missile.

Ultra's HiPPAG airborne compressor has now achieved a fleet total of one million flying hours without a single mission failure, thereby demonstrating its exceptional in-service reliability. The US Navy placed further orders in the period for HiPPAG systems for use on its F/A-18 E/F Super Hornet aircraft.

After the approval of the tranche 2 of the Eurofighter programme in late 2004, Ultra has received initial orders for some of the equipment that it supplies for the aircraft.

Ultra's relationship with Boeing continued to strengthen through the highly collaborative team-work on the development of the wing ice protection system and proximity sensor electronics for the 787 Dreamliner aircraft. During the period, Ultra was selected to supply proximity sensors and electronics for the A400M, the new Airbus military turbo-prop transport aircraft.

In the period, a commitment to upgrade the turret of the Warrior armoured vehicle was announced by the UK MoD. Ultra has teamed with CTAI, a joint venture between BAES and Giat Industries, to bid for control system and power distribution electronic equipment on this programme.

Information & Power Systems

Information & Power Systems sales increased by 15% to £58.8m (2004: £51.3m), while operating profit(1) increased by 22% to £7.3m (2004: £6.0m). The order book increased by 3% to £113.4m over the twelve month period.
The continuing growth in the demand for battlespace IT systems fuelled sales in this division. The certification in 2004 of new software for ADSI, Ultra's real time command & control system, drove strong demand for new systems, as well as

software and hardware upgrades, in the first half of 2005. At the end of the period, an initial sub-contract was received from Northrop Grumman relating to JSS, a potentially large tactical data link programme in the US. In the UK, deliveries of equipment relating to the Bowman army communications programme also contributed to the growth of the division.

With regard to airport IT systems, sales growth resulted from higher activity levels in the sector generally as passenger numbers continued to increase. In addition, Videcom made a good contribution and Ultra's activity level at Heathrow's Terminal 5 increased, reflecting the progress of the project.
The upgrade programme for the power supplies for Network Rail's southern region is now complete. As predicted, demand for Ultra's transit power system equipment reduced and is now at a sustainable level. For defence power equipment, the continuing investment by the US DoD in its naval shipbuilding programme was reflected in continuing demand for Ultra's specialist power equipment for ships and submarines.

Reflecting the increased focus worldwide on homeland security, Ultra executed its contract, awarded last year, to supply an advanced coastal and land surveillance system in the Middle East.

Late in the period, Ultra was selected as part of Lockheed Martin's team to undertake system studies for the UK Future Rapid Effects System armoured vehicle programme. This programme is the largest planned procurement of armoured vehicles in the UK.

(1) before amortisation of intangibles arising on acquisition (see note 4)

Tactical & Sonar Systems

Total sales in Tactical & Sonar Systems increased by 4% to £59.9m (2004: £57.7m) and operating profit(1) was £7.3m (2004: £6.8m), an increase of 7%. The order book has increased by 15% to £219.0m since June 2004, reflecting strong order intake for the Group's tactical radio systems.

The division benefited from the inclusion of last year's acquisition, DNE, as well as a small contribution from Horizon which was acquired in March this year. Horizon, which provides aerospace cockpit equipment for military and civil aircraft, has been fully integrated with Flightline. The modest sales growth in this division was due to the level of sonobuoy sales being reduced pending the introduction of a new US sonobuoy variant planned for the second half of the year. The continuing commitment to anti-submarine warfare (ASW) in the market is demonstrated by the number of major new ASW platforms that are currently being developed. Ultra secured contracts for its acoustic mission equipment on these platforms, including the P-8A variant of the Boeing 737 aircraft in the US and

the Canadian maritime helicopter programme.

Ultra has enjoyed further success with its range of high capacity tactical radios and won development and supply contracts with the armies of South Korea, Canada and the US. The contracts include funded enhancements to make the radios capable of handling higher rates of information flow, as required by modern battlespace IT systems.

Reflecting the Group's strong relationship with the US Navy, two further torpedo countermeasure contracts were secured, underlining Ultra's strong position in the underwater battlespace arena. In the UK, the MoD has selected Ultra to supply a new mine disposal system though, due to the pressures on budgets, contract signature has not yet been achieved.

Audiopack, acquired since the period-end, will be part of this division. Audiopack's main activity is developing and manufacturing rugged voice communications equipment for personnel wearing protective clothing, masks and breathing apparatus in harsh and hazardous environments. In the year ended 31 December 2004, Audiopack achieved sales of $22.1m and made an operating profit of $6.8m.

PROSPECTS

In recent years, global defence budgets have grown as governments have responded to the need to provide an enhanced security and defence capability, both at home and overseas. A focus of expenditure remains on improving the use of intelligence, the ability more rapidly to deploy forces and in providing increased protection. Ultra has pursued a strategy that has positioned the Group to benefit from these trends, and constantly seeks opportunities to offer new products and services to meet such customer requirements. The Group's latest acquisition, Audiopack, exemplifies this strategy as it is a business that has responded rapidly to the demands of the market and has developed world-leading communications solutions for the most demanding defence, homeland security and other 'first responder' customers. Ultra's strategy will continue to be to position the Group in market niches that are expanding in the defence and security sector.

The civil aerospace market continues to grow, despite wider concerns about the profitability of major airlines. Ultra now enjoys positions on both Airbus and Boeing programmes and anticipates further growth in original equipment sales and in aftermarket demand.

The market for modern airport IT systems continues to be healthy. Ultra should benefit from such infrastructure investment as the Group has established a reputation for effective service and solution delivery.

The Group's order book, valued at £407m and representing approximately 14 months of future sales, continues to provide good visibility. With its strong balance sheet, Ultra has headroom for further acquisitions, even after the Audiopack acquisition, and the Group continues to consider complementary businesses that can be acquired at earnings enhancing prices.

Ultra's broad spread of activities, positions on a wide range of long-term international programmes together with a proven ability to implement programmes successfully are key strengths of the Group. These strengths, coupled with the strong order book, give the Board confidence that the Group will continue to make progress in 2005.

(1) before amortisation of intangibles arising on acquisition (see note 4)

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com

Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2005
Consolidated Income Statement

	Note	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Continuing operations				
Revenue	3,5	158,200	143,389	310,742
Cost of sales		(118,264)	(105,993)	(229,627
Gross profit		39,936	37,396	81,115
Other operating income		2,596	1,299	3,828
Distribution costs		(274)	(314)	(777
Administrative expenses		(19,783)	(18,107)	(40,599
Other operating expenses		(369)	(684)	(273
Profit from operations	3	22,106	19,590	43,294
Investment income		72	34	157
Finance costs	6	(3,088)	(1,675)	(3,362
Profit before tax		19,090	17,949	40,089
Tax on profit on ordinary activities	7	(5,292)	(4,849)	(10,938
Profit for the period from continuing operations		13,798	13,100	29,151
Ordinary dividends	8	(6,078)	(5,462)	(8,531
Profit for the period from continuing operations attributable to equity holders of the parent		7,720	7,638	20,620
Earnings per share (pence)				
From continuing operations Basic	9	20.6	19.7	43.7
Diluted	9	20.5	19.6	43.4

The results are presented under IFRS and comparatives have been restated accordingly (see note 2).

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2005
Consolidated Balance Sheet

	At 30 June 2005	At 30 June 2004	At 31 December 2004

	Note	2005 £'000	2004 £'000	2004 £'000
Non-current assets				
Intangible assets		119,449	92,651	114,843
Property, plant and equipment		21,491	18,472	20,213
Deferred tax assets		14,230	9,876	14,000
		155,170	120,999	149,056
Current assets				
Inventories		19,774	13,695	16,955
Trade and other receivables		76,211	61,253	68,352
Cash and cash equivalents		17,267	19,637	24,060
		113,252	94,585	109,367
Total assets		268,422	215,584	258,423
Current liabilities				
Trade and other payables		(88,138)	(69,547)	(84,496
Tax liabilities		(7,272)	(6,880)	(8,030
Obligations under finance leases		(16)	(13)	(21
Bank overdrafts and loans		(41,499)	-	(48,104
Short-term provisions		(4,026)	(3,239)	(3,164
		(140,951)	(79,679)	(143,815
Non-current liabilities				
Retirement benefit obligations	10	(40,958)	(29,333)	(40,219
Other payables		(1,416)	-	(1,115
Deferred tax liabilities		(1,743)	(547)	(1,406
Obligations under finance leases		(5)	(9)	(10
Bank overdrafts and loans		-	(43,021)	-
Long-term provisions		(7,282)	(4,834)	(7,472
		(51,404)	(77,744)	(50,222
Total liabilities		(192,355)	(157,423)	(194,037
Net assets	5	76,067	58,161	64,386
Equity				
Share capital	11	3,355	3,332	3,345
Share premium account		31,137	29,269	30,306
Own shares		(2,582)	(2,814)	(2,807
Hedging and translation reserves		(221)	(245)	(1,098
Retained earnings		44,378	28,619	34,640
Total equity attributable to equity holders of the parent		76,067	58,161	64,386

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2005
Consolidated Cash Flow Statement

	Note	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Net cash from operating				

activities	12	13,731	15,543	44,121
Investing activities				
Interest received		72	34	157
Purchase of property, plant and equipment		(3,031)	(1,908)	(5,246
Proceeds on disposal of property, plant and equipment		17	-	3
Expenditure on product development		(895)	(770)	(1,919
Acquisition of subsidiary undertakings		(2,692)	222	(23,288
Net cash used in investing activities		(6,529)	(2,422)	(30,293
Financing activities				
Issue of share capital		841	1,187	2,237
Purchase of Long-Term Incentive		(599)	(1,124)	(1,124
Plan shares Dividends paid		(6,078)	(5,462)	(8,531
Repayments of borrowings		(9,182)	(5,669)	(1,400
Repayments of obligations under finance leases		(10)	(6)	(3
New finance leases		-	15	-
Net cash used in financing activities		(15,028)	(11,059)	(8,821
Net (decrease)/increase in cash and cash equivalents		(7,826)	2,062	5,007
Cash and cash equivalents at beginning of period		24,060	18,044	18,044
Effect of foreign exchange rate changes		1,033	(469)	1,009
Cash and cash equivalents at end of period		17,267	19,637	24,060

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2005
Consolidated Statement of Recognised Income and Expense

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Exchange differences on translation of foreign operations	877	(245)	(1,098
Actuarial losses on defined benefit pension schemes	-	-	(7,492
Tax on items taken directly to equity	-	-	95
Net income/(expense) recognised directly in equity	877	(245)	(8,495
Profit for the period	13,798	13,100	29,151

Total recognised income and expense for the period attributable to equity holders of the parent	14,675	12,855	20,656

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2005
Notes to the Interim Statement

1. General Information

The information for the year ended 31 December 2004, which is prepared under IFRS, does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the UK Generally Accepted Accounting Practice statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified.

2. Basis of preparation

The interim results have been prepared on the basis of all IFRS, including International Accounting Standards ('IAS') and interpretations used by the IASB and its committees, and as interpreted by any regulatory bodies applicable to the Group. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change. As a result, information contained within this release may require updating for any subsequent amendment to IFRS required for first time adoption or those new standards that the Group may elect to adopt early.

The accounting policies and methods of computation adopted by Ultra in the interim financial report were published by Ultra on 22 June 2005, and are available on the Company's website, www.ultra-electronics.com.

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
3. Divisional analysis			
Revenue			
Aircraft & Vehicle	39,437	34,355	76,593
Systems Information & Power Systems	58,818	51,287	113,689
Tactical & Sonar Systems	59,945	57,747	120,460
	158,200	143,389	310,742
Profit from operations			
Aircraft & Vehicle	7,678	6,766	14,867
Systems Information & Power Systems	7,340	6,040	15,038
Tactical & Sonar Systems	7,271	6,784	13,389
	22,289	19,590	43,294
Amortisation of intangibles arising on acquisition	(183)*	-	-
Profit from operations	22,106	19,590	43,294
Investment income	72	34	157
Finance costs	(3,088)	(1,675)	(3,362
Profit before tax	19,090	17,949	40,089

* The amortisation of intangibles arising on acquisition relates to Tactical & Sonar Systems.

4. Additional performance measures

To present the underlying profitability of the Group on a consistent basis ye on year, additional performance indicators have been used. These are calculat as follows:

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Profit from operations	22,106	19,590	43,294
Add: Amortisation of intangibles arising on acquisition	183	-	-
Operating profit (adjusted)(a)	22,289	19,590	43,294
Profit before tax	19,090	17,949	40,089
Add: IAS 39 loss arising on derivatives	1,461	-	-
Add: Amortisation of intangibles arising on acquisition	183	-	-
Profit before tax (adjusted) (b)	20,734	17,949	40,089
Cash generated by operations (see note 12)	20,845	20,003	55,216
Purchase of property, plant and equipment	(3,031)	(1,908)	(5,246
Proceeds on disposal of property, plant and equipment	17	-	3
Expenditure on product development	(895)	(770)	(1,919
Purchase of Long-Term Incentive Plan shares	(599)	(1,124)	(1,124
Operating cash flow (adjusted)	16,337	16,201	46,930

Operating profit at (a) in the table above has been shown before the amortisation of intangible assets arising on acquisitions, which relates mainly to acquired intellectual property. Under UK GAAP this charge would have formed part of the amortisation of goodwill, which was also excluded from headline operating profit. Since the remainder of goodwill is no longer amortised, this charge has been excluded for consistency. Profit before tax as shown at (b) in the above table and adjusted earnings per share (see note 9) are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to fair value the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating profit before tax ((b) in the above table) and adjusted earnings per share (see note 9) before changes in the valuation of these instruments so that the underlying operating performance of the Group can more clearly be seen.

	Six months to	Six months to	Year to

5. Revenue by geographical destination

	30 June 2005 £'000	30 June 2004 £'000	31 December 2004 £'000
United Kingdom	64,949	61,787	127,126
Continental Europe	17,002	17,696	34,450
North America	58,605	47,959	109,040
Rest of World	17,644	15,947	40,126
	158,200	143,389	310,742
Net assets by division			
Aircraft & Vehicle Systems	29,876	31,212	29,432
Information & Power Systems	39,132	38,351	32,354
Tactical & Sonar Systems	67,055	38,888	62,330
	136,063	108,451	124,116
Net non-operating liabilities	(59,996)	(50,290)	(59,730)
Net assets	76,067	58,161	64,386

Net non-operating liabilities represent the pension scheme deficit, net debt and taxation.

6. Finance costs

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Amortisation of finance costs of debt	65	65	130
Interest payable on bank loans and overdrafts	1,084	1,344	2,700
Interest payable on finance leases	2	1	3
Total borrowing costs	1,151	1,410	2,833
IAS 39 loss arising on derivatives	1,461	-	-
Retirement benefit scheme finance charges	476	265	529
	3,088	1,675	3,362

7. Tax on profit on ordinary activities

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Current tax			
United Kingdom	3,087	3,284	6,970
Overseas	1,977	1,258	4,071
	5,064	4,542	11,041
Deferred tax			
United Kingdom	(164)	414	(470)
Overseas	392	(107)	367
	228	307	(103)

Total	5,292	4,849	10,938

The tax charge for the six months to 30 June 2005 has been based on an estimated effective rate for the year to 31 December 2005 of 27.7% (30 June 2004: 27.0%).

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000
8. Ordinary dividends		
Amounts recognised as distributions to equity holders in the period:		
Final dividend for the year ended 31 December 2004 of 9.2p (2003: 8.2p) per share	6,078	5,462
Proposed interim dividend for the year ended 31 December 2005 of 5.2p (2004: 4.6p) per share	3,492	3,069

The proposed interim dividend was approved by the Board after 30 June 2005 and has not been included as a liability as at 30 June 2005.

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
9. Earnings per share (pence)			
From continuing operations Basic adjusted (see below)	22.4	19.7	43.7
Diluted adjusted (see below)	22.3	19.6	43.4
Basic	20.6	19.7	43.7
Diluted	20.5	19.6	43.4

The calculation of the basic, adjusted and diluted earnings per share is based on the following data:

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Earnings			
Earnings for the purposes of earnings per share being profit for the period from continuing operations	13,798	13,100	29,151
Adjusted earnings			
Profit for the period from continuing operations	13,798	13,100	29,151
IAS 39 loss arising on derivatives (net of tax)	1,023	-	-

Amortisation of intangibles arising on acquisition	183	-	-
Earnings for the purposes of adjusted earnings per share	15,004	13,100	29,151

The weighted average number of shares is given below:

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Number of shares used for basic EPS	66,875,638	66,418,878	66,645,930
Number of shares deemed to be issued at nil consideration following exercise of share options	505,881	354,811	450,434
Number of shares used for fully diluted EPS	67,381,519	66,773,689	67,096,364

10. Retirement benefit obligations

Ultra's defined benefit schemes were valued for IAS 19 purposes at 31 December 2004. The movement in the liability to 30 June 2005 represents operating service costs and finance costs for the period.

11. Share capital

193,038 shares, with a nominal value of £9,652, have been allotted in the first six months of 2005 under the terms of the Group's various share option schemes. The aggregate consideration received by the Company was £841,000.

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
12. Cash flow information			
Profit from operations	22,106	19,590	43,294
Adjustments for:			
Depreciation of property, plant and equipment	2,726	2,364	5,069
Amortisation of intangible assets	620	183	422
Cost of equity settled employee share schemes	575	363	797
Increase/(decrease) in post employment benefit obligation	260	(110)	(55)
Loss on disposal of property, plant and equipment	20	-	58
Other	-	277	-
Increase in provisions	460	384	2,849
Operating cash flows before movements in working capital	26,767	23,051	52,434
(Increase)/decrease in inventories	(1,858)	492	(524)
(Increase)/decrease in receivables	(5,263)	2,200	(3,528)
Increase/(decrease) in			

Increase/(decrease) in payables	1,199	(5,740)	6,834
Cash generated by operations	20,845	20,003	55,216
Income taxes paid	(5,806)	(2,994)	(8,317)
Interest paid	(1,308)	(1,466)	(2,778)
Net cash from operating activities	13,731	15,543	44,121

Reconciliation of net movement in cash and cash equivalents to movement in net debt

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Net (decrease)/increase in cash and cash equivalents	(7,826)	2,062	5,007
Cash outflow from decrease in debt and finance leasing	9,192	5,675	1,403
Change in net debt arising from cash flows	1,366	7,737	6,410
Amortisation of finance costs of debt	(65)	(65)	-
Finance leases acquired with subsidiary undertakings	-	-	(19)
Finance leases	-	(15)	-
Translation differences	(1,479)	275	872
Movement in net debt in the period	(178)	7,932	7,263
Net debt at start of period	(24,075)	(31,338)	(31,338)
Net debt at end of period	(24,253)	(23,406)	(24,075)

13. Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

14. IAS 32/39: Financial instruments

As noted in the Company's press release on 22 June 2005, the Group has applied IAS 32: 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' prospectively from 1 January 2005. Consequently the relevant comparative information for 2004 does not reflect the impact of these standards and is accounted for on a UK GAAP basis. The effect of the transitional adjustment on the balance sheet as at 1 January 2005 is to increase debtors and retained earnings by £2.268 million. At 30 June 2005, the derivative financial instrument debtor was £0.807 million. The loss on derivative financial instruments for the period was £1.461 million.

15. Explanation of transition to IFRS's

The reconciliation of equity at 31 December 2004 (date of last UK GAAP financial statements) and the reconciliation of profit for 2004, as required by IFRS 1, together with Ultra's significant accounting policies were published on 22 June 2005, and are available on the Company's website, www.ultra-electronics.com.

The reconciliation of equity at 1 January 2004, 30 June 2004 and the reconciliation of profit for the six months ended 30 June 2004 have been included below to enable a comparison of the 2005 interim figures with those published in the previous financial year.

Reconciliation of equity at 30 June 2004

	UK GAAP IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Non-current assets			
Intangible assets	88,156	4,495	92,651
Property, plant and equipment	18,472	-	18,472
Deferred tax assets	1,331	8,545	9,876
	107,959	13,040	120,999
Current assets			
Inventories	14,125	(430)	13,695
Trade and other receivables	62,199	(946)	61,253
Cash and cash equivalents	20,672	(1,035)	19,637
	96,996	(2,411)	94,585
Total assets	204,955	10,629	215,584
Current liabilities			
Trade and other payables	(72,899)	3,352	(69,547)
Tax liabilities	(6,880)	-	(6,880)
Obligations under finance leases	(13)	-	(13)
Short-term provisions	(3,239)	-	(3,239)
	(83,031)	3,352	(79,679)
Non-current liabilities			
Retirement benefit obligations	(703)	(28,630)	(29,333)
Deferred tax liabilities	(547)	-	(547)
Obligations under finance leases	(9)	-	(9)
Bank overdrafts and loans	(43,021)	-	(43,021)
Long-term provisions	(4,834)	-	(4,834)
	(49,114)	(28,630)	(77,744)
Total liabilities	(132,145)	(25,278)	(157,423)
Net assets	72,810	(14,649)	58,161
Equity			
Share capital	3,332	-	3,332
Share premium account	29,269	-	29,269
Own shares	(1,799)	(1,015)	(2,814)
Hedging and translation reserves	293	(538)	(245)
Retained earnings	41,715	(13,096)	28,619
Total equity attributable to equity holders of the parent	72,810	(14,649)	58,161

Reconciliation of profit for the six months ended 30 June 2004

	UK GAAP IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Continuing operations			
Revenue	146,509	(3,120)	143,389
Cost of sales	(108,699)	2,706	(105,993)
Gross profit	37,810	(414)	37,396
Other operating income	251	1,048	1,299
Distribution costs	(314)	-	(314)
Administrative expenses	(20,536)	2,429	(18,107)
Other operating expense	(548)	(136)	(684)
Profit from operations	16,663	2,927	19,590
Investment income	34	-	34
Finance costs	(1,414)	(261)	(1,675)
Profit before tax	15,283	2,666	17,949
Tax on profit on ordinary activities	(4,849)	-	(4,849)
Profit for the period from continuing operations	10,434	2,666	13,100
Ordinary dividends	(3,085)	(2,377)	(5,462)
Profit for the period from continuing operations attributable to equity holders of the parent	7,349	289	7,638
Earnings per share (pence)			
From continuing operations			
Basic	15.7		19.7
Diluted	15.6		19.6

Reconciliation of equity at 1 January 2004

	UK GAAP IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Non-current assets			
Intangible assets	90,847	1,214	92,061
Property, plant and equipment	19,170	-	19,170
Deferred tax assets	1,224	8,665	9,889
	111.241	9.879	121.120

Current assets			
Inventories	15,006	(197)	14,809
Trade and other receivables	64,895	(1,002)	63,893
Cash and cash equivalents	19,047	(1,003)	18,044
	98,948	(2,202)	96,746
Total assets	210,189	7,677	217,866
Current liabilities			
Trade and other payables	(82,492)	6,550	(75,942)
Tax liabilities	(5,019)	-	(5,019)
Obligations under finance leases	(5)	-	(5)
Short-term provisions	(3,881)	-	(3,881)
	(91,397)	6,550	(84,847)
Non-current liabilities			
Retirement benefit obligations	(809)	(28,439)	(29,248)
Deferred tax liabilities	(102)	(120)	(222)
Obligations under finance leases	(7)	-	(7)
Bank overdrafts and loans	(49,370)	-	(49,370)
Long-term provisions	(3,830)	-	(3,830)
	(54,118)	(28,559)	(82,677)
Total liabilities	(145,515)	(22,009)	(167,524)
Net assets	64,674	(14,332)	50,342
Equity			
Share capital	3,318	-	3,318
Share premium account	28,096	-	28,096
Own shares	(1,106)	(1,387)	(2,493)
Retained earnings	34,366	(12,945)	21,421
Total equity attributable to equity holders of the parent	64,674	(14,332)	50,342

The IFRS adjustments to the 2004 interim results and 1 January 2004 balance sheet are consistent with those set out in the Company's IFRS press release on 22 June 2005. The most significant adjustments to net assets are the inclusion of the pension deficit at 1 January 2004 and the revaluation of foreign exchange balances. Development costs have been capitalised and amortised in accordance with IAS 38. Dividends are now accounted for when approved and goodwill is no longer amortised. Full explanation can be found in Part I of the aforementioned press release, available on the Company's website, www.ultra-electronics.com.

END
IR PKCKQOBKDAOB

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I.B.42.
32

Ultra Electronics - Director/PDMR Shareholding

RNS Number:6529P
Ultra Electronics Holdings PLC
02 August 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Ultra Electronics Holdings plc

2. Name of director

N/A

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of 5 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ultra Electronics Holdings plc
Employee Benefit Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Notification relates to persons discharging managerial responsibilities as follows:

R Sharma
A Jan-Janin
K Thomson
C Ross

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Self funded through All Employee Share Ownership Plan

7. Number of shares / amount of stock acquired

R Sharma	15
A Jan-Janin	15
K Thomson	15
C Ross	15

8. Percentage of issued class

Less than 0.1%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

5p Ordinary Shares

12. Price per share

£8.185

13. Date of transaction

1/7/2005

14. Date company informed

2/8/2005

15. Total holding following this notification

R Sharma	14,445
A Jan-Janin	10,256
K Thomson	2,869
C Ross	20,290

16. Total percentage holding of issued class following this notification

R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%
C Ross	<0.1%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat
020 8813 4302

25. Name and signature of authorised company official responsible for making this notification

D Jeffcoat

Date of Notification

2/8/2005

END
RDSSSEFWESISEEA

I. B. 43.
33

Ultra Electronics - Director/PDMR Shareholding

RNS Number:6530P
Ultra Electronics Holdings PLC
02 August 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Ultra Electronics Holdings plc

2. Name of director

D Caster
A Hamment
F Hope
D Jeffcoat

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of 2 above and 5 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ultra Electronics Holdings plc
Employee Benefit Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Notification relates to persons discharging managerial responsibilities as follows:

R Sharma
A Jan-Janin
K Thomson
C Ross

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Self funded through All Employee Share Ownership Plan

7. Number of shares / amount of stock acquired

D Caster 14
A Hamment 14

A Hamment	14
F Hope	14
D Jeffcoat	14
R Sharma	14
A Jan-Janin	14
K Thomson	14
C Ross	14

8. Percentage of issued class

Less than 0.1%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

5p Ordinary Shares

12. Price per share

£8.7775

13. Date of transaction

1/8/2005

14. Date company informed

2/8/2005

15. Total holding following this notification

D Caster	1,037,005
A Hamment	98,833
F Hope	75,925
D Jeffcoat	40,468
R Sharma	14,459
A Jan-Janin	10,270
K Thomson	2,883
C Ross	20,304

16. Total percentage holding of issued class following this notification

D Caster	1.55%
A Hamment	0.1%
F Hope	0.1%
D Jeffcoat	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%
C Ross	<0.1%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat
020 8813 4302

25. Name and signature of authorised company official responsible for making this notification

D Jeffcoat

Date of Notification

2/8/2005

END
RDSSSLFWESISEEA

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I.B.~~44~~ 34

Ultra Electronics - Director/PDMR Shareholding

RNS Number:7595Q
Ultra Electronics Holdings PLC
02 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	16
A Hamment	16
F Hope	16
D Jeffcoat	15
C Ross	16
A Jan-Janin	15
R Sharma	16
K Thomson	16

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
A Jan-Janin	<0.1%
R Sharma	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£8.35

14. Date and place of transaction

1/9/2005, London

15. Total holding following notification and total percentage holding following

notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,037,021	1.55%
A Hamment	98,849	0.15%
F Hope	75,941	0.11%
D Jeffcoat	40,483	<0.1%
C Ross	20,320	<0.1%
A Jan-Janin	10,285	<0.1%
R Sharma	14,475	<0.1%
K Thomson	2,899	<0.1%

16. Date issuer informed of transaction

1/9/2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

2/9/2005

END

END
RDSSSMFFESISEEU

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I. B. 47.
35

Ultra Electronics - Director/PDMR Shareholding

RNS Number:1978S
Ultra Electronics Holdings PLC
04 October 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	21
A Hamment	21
F Hope	21
D Jeffcoat	20
C Ross	21
A Jan-Janin	16
R Sharma	21
K Thomson	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
A Jan-Janin	<0.1%
R Sharma	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£9.245

14. Date and place of transaction

3/10/2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when

calculating percentage)

D Caster	1,037,042	1.54%
A Hamment	98,870	0.15%
F Hope	75,962	0.11%
D Jeffcoat	40,503	<0.1%
C Ross	20,341	<0.1%
A Jan-Janin	10,301	<0.1%
R Sharma	14,496	<0.1%
K Thomson	2,920	<0.1%

16. Date issuer informed of transaction

4/10/2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
....

18. Period during which or date on which it can be exercised
....

19. Total amount paid (if any) for grant of the option
....

20. Description of shares or debentures involved (class and number)
....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
....

22. Total number of shares or debentures over which options held following notification
....

23. Any additional information
....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

4/10/2005

END

END
RDSFSMFILSISEIS

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I. B. 48. 36

Ultra Electronics - Holding(s) in Company

RNS Number:8006S
Ultra Electronics Holdings PLC
18 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Ltd	245,045
BNP Paribas	12,016
BOISS Nominees Ltd	27,324
Chase Nominees Ltd	1,916,012
CIBC Mellon Global Securities	7,049
Investors Bank and Trust Co	502,198
JP Morgan (BGI Custody)	1,059,088
JP Morgan Chase Bank	63,897
Mellon Trust - US Custodian	17,072
Mellon Trust of New England	20,714
Northern Trust Bank - BGI SEPA	54,802
R C Greig Nominees Ltd	2,775
State Street Bank & Trust - WI	24,391
State Street Trust of Canada	8,057
Zeban Nominees Ltd	71,660

5. Number of shares / amount of stock acquired

....

6. Percentage of issued class

....

7. Number of shares / amount of stock disposed

....

8. Percentage of issued class

....

9. Class of security

GPB .05 ordinary shares

10. Date of transaction

....

11. Date company informed

11th October 2005

12. Total holding following this notification

4,032,100

13. Total percentage holding of issued class following this notification

6.01%

14. Any additional information

....

15. Name of contact and telephone number for queries

David Jeffcoat
Tel: 020 8813 4302

16. Name and signature of authorised company official responsible for making this notification

David Jeffcoat
Company Secretary

Date of notification

18th October 2005

END
HOLGUGRWUUPAURR

Ultra Electronics - Director/PDMR Shareholding

RNS Number:5485T
Ultra Electronics Holdings PLC
02 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	14
A Hamment	14
F Hope	14
D Jeffcoat	15
C Ross	14
R Sharma	14
A Jan-Janin	14
K Thomson	14

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£8.87

14. Date and place of transaction

01/11/2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,037,056	1.54%

A Hamment	98,884	0.15%
F Hope	75,976	0.11%
D Jeffcoat	40,518	<0.1%
C Ross	20,355	<0.1%
R Sharma	14,510	<0.1%
A Jan-Janin	10,315	<0.1%
K Thomson	2,934	<0.1%

16. Date issuer informed of transaction

01/11/2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

02/11/2005

END

END
RDSFSFFMESISESF

I.B.31.
38

Ultra Electronics - Holding(s) in Company

RNS Number:4080U
Ultra Electronics Holdings PLC
21 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc...................................

2. Name of shareholder having a major interest

Legal and General Group plc......................................

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above..

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd.............................

5. Number of shares / amount of stock acquired

N/A..

6. Percentage of issued class

N/A..

7. Number of shares / amount of stock disposed

N/A..

8. Percentage of issued class

N/A..

9. Class of security

5p Ordinary Shares...

10. Date of transaction

N/A..

11. Date company informed

18th November 2005...

12. Total holding following this notification

2,711,431..

13. Total percentage holding of issued class following this notification

4.04%..

14. Any additional information

....

15. Name of contact and telephone number for queries

David Jeffcoat 0208 813 4302......................................

16. Name and signature of authorised company official responsible for making this notification

David Jeffcoat...

Date of notification

21st November 2005...

END
HOLPUGWWGUPAGUG

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I.B.52.
39

Ultra Electronics - Director/PDMR Shareholding

RNS Number:0384V
Ultra Electronics Holdings PLC
02 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	14
A Hamment	14
F Hope	14
D Jeffcoat	13
C Ross	14
R Sharma	14
A Jan-Janin	13
K Thomson	14

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£9.2175

14. Date and place of transaction

01/12/2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,037,070	1.54%
A Hamment	98,898	0.15%
F Hope	75,990	0.11%
D Jeffcoat	40,531	<0.1%
C Ross	20,369	<0.1%
R Sharma	15,472	<0.1%
A Jan-Janin	10,328	<0.1%
K Thomson	2,948	<0.1%

16. Date issuer informed of transaction

01/12/2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

02/12/2005

END

END
RDSFSISUESISELE

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I.B.58.
40

Ultra Electronics - Director/PDMR Shareholding

RNS Number:1813V
Ultra Electronics Holdings PLC
05 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.

2. An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

3. An issuer making a notification in respect of options granted to a director/person charging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

4. An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block letters.

1. Name of the issuer Ultra Electronics Holdings plc	2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (ii)
3. Name of person discharging managerial responsibilities/ director C.S.Bailey	4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person Notification relates to a person connected with the person named in 3. Mrs P.K.Bailey (spouse)
5. Indicate whether the notification	6. Description of shares (including

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of the holding of the person named in 4 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mrs P.K.Bailey

8. State the nature of the transaction

Self-funded purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

1000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£9.35

14. Date and place of transaction

05/12/05, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2500

16. Date issuer informed of transaction

05/12/05

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat, Finance Director and Company Secretary________________________

Date of notification 5th December 2005

Date of notification 5th December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSFSSFAISISELE

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Data provided by Hemscott plc Disclaimer

I.B.55.

Ultra Electronics - Director/PDMR Shareholding

RNS Number:3861W
Ultra Electronics Holdings PLC
03 January 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(iii)

3. Name of person discharging managerial responsibilities/director
D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of 3 above

in respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction
Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	12
A Hamment	12
F Hope	12
D Jeffcoat	13
C Ross	12
R Sharma	12
A Jan-Janin	13
K Thomson	12

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed
....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
....

13. Price per share or value of transaction
£9.965

14. Date and place of transaction
03/01/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,037,082	1.54%
A Hamment	98,910	0.15%
F Hope	76,002	0.11%
D Jeffcoat	40,544	<0.1%
C Ross	20,381	<0.1%
R Sharma	15,485	<0.1%
A Jan-Janin	10,341	<0.1%
K Thomson	2,960	<0.1%

16. Date issuer informed of transaction
03/01/2006

If a person discharging managerial responsibilities has been granted options by

the issuer complete the following boxes

17 Date of grant
....

18. Period during which or date on which it can be exercised
....

19. Total amount paid (if any) for grant of the option
....

20. Description of shares or debentures involved (class and number)
....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
....

22. Total number of shares or debentures over which options held following notification
....

23. Any additional information
....

24. Name of contact and telephone number for queries
D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification
....

Date of notification
03/01/2006

END

END
RDSSSFFMDSMSEFF

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I. B. 62.
42

Ultra Electronics - Notice of Results

RNS Number:4584X
Ultra Electronics Holdings PLC
26 January 2006

For immediate release 26 January 2006

Ultra Electronics Holdings plc

Notice of Preliminary Results

Ultra Electronics Holdings plc will be announcing preliminary results for the year ended 31 December 2005 on Monday 27 February 2006.

An analyst meeting will be held on that day at the offices of Weber Shandwick Square Mile, Fox Court, 14 Gray's Inn Road, WC1 at 9.30am.

- Ends -

For further information please contact:

Weber Shandwick Square Mile
James White 020 7067 0700

END
NORILFIDLRIEFIR

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I. B. 63.
43

Ultra Electronics - Director/PDMR Shareholding

RNS Number:7850X
Ultra Electronics Holdings PLC
01 February 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction
Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	13
A Hamment	13
F Hope	13
D Jeffcoat	12
C Ross	13
R Sharma	13
A Jan-Janin	13
K Thomson	13

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed
....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
....

13. Price per share or value of transaction
£9.91

14. Date and place of transaction
01/02/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,037,095	1.54%
A Hamment	98,923	0.15%
F Hope	76,015	0.11%
D Jeffcoat	40,556	<0.1%
C Ross	20,394	<0.1%
R Sharma	15,496	<0.1%
A Jan-Janin	10,354	<0.1%
K Thomson	2,973	<0.1%

16. Date issuer informed of transaction

16. Date issuer informed of transaction
01/02/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
....

18. Period during which or date on which it can be exercised
....

19. Total amount paid (if any) for grant of the option
....

20. Description of shares or debentures involved (class and number)
....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
....

22. Total number of shares or debentures over which options held following notification
....

23. Any additional information
....

24. Name of contact and telephone number for queries
D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification
....

Date of notification
01/02/2006

END

END
RDSSSIFMFSMSEFE

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44

investegate

a Financial Express and Incisive Media partnership

Ultra Electronics - Holding(s) in Company

Ultra Electronics Holdings PLC
21 February 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland	79,803
Bank of Ireland Nominees	191,924
Bank of New York	637,623
Barclays Capital Nominees Ltd	236,299
BNP Paribas	9,564
BNY (OCS) Nominees Ltd	29,032
Boiss Nominees Ltd	37,970
BT Globalnet Nominees Ltd	4,395
Chase Nominees	2,358,320
CIBC Mellon Global Securities	6,425
Citibank	18,184
HSBC	47,685
Investors Bank & Trust Co.	465,737
JP Morgan (BGI Custody)	1,292,000
JP Morgan Chase Bank	35,832
Mellon Bank	100,985
Mellon Trust - US Custodian	15,562
Mellon Trust of New England	16,536
Midland Bank (HSBC Bank plc)	102,264
Non-IMA	555,959
Northern Trust	231,127
Northern Trust Bank - BGI SEPA	49,141
RC Grieg Nominees Ltd	3,605
State Street	71,870
State Street Trust of Canada	7,352
The Northern Trust Company	10,336
Zeban Nominees Ltd	225,060

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

5p Ordinary Shares

10. Date of transaction

N/A

11. Date company informed

20/02/06

12. Total holding following this notification

6,840,590

13. Total percentage holding of issued class following this notification

10.2%

14. Any additional information

....

15. Name of contact and telephone number for queries

David Jeffcoat
+44 (0)20 8813 4302

16. Name and signature of authorised company official responsible for making this notification

David Jeffcoat

Date of notification

21/02/06

45

investegate

a Financial Express and Incisive Media partnership

Ultra Electronics - Holding(s) in Company

Ultra Electronics Holdings PLC
23 February 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc

2. Name of shareholder having a major interest

Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945	23,608
HSBC Global Custody Nominee (UK) Ltd A/C 775245	203,030
HSBC Global Custody Nominee (UK) Ltd A/C 357206	2,052,776
HSBC Global Custody Nominee (UK) Ltd A/C 363605	16,774
HSBC Global Custody Nominee (UK) Ltd A/C 866203	129,565
HSBC Global Custody Nominee (UK) Ltd A/C 969995	153,767
HSBC Global Custody Nominee (UK) Ltd A/C 360509	98,506

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

5p Ordinary Shares

10. Date of transaction

N/A

11. Date company informed

22/02/06

12. Total holding following this notification

2,678,026

13. Total percentage holding of issued class following this notification

3.9%

14. Any additional information

....

15. Name of contact and telephone number for queries

David Jeffcoat
+44 (0)20 8813 4302

16. Name and signature of authorised company official responsible for making this notification

David Jeffcoat

Date of notification

23/02/06

Ultra Electronics - Final Results

Ultra Electronics Holdings PLC
27 February 2006

Embargoed until 07.00 27 February 2006

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Preliminary Audited Results for the Year Ended 31 December 2005

FINANCIAL HIGHLIGHTS

	Year ended 31 December 2005	Year ended 31 December 2004	Change
Revenue	£342.4m	£310.7m	+10%
Operating profit(1)	£51.1m	£43.3m	+18%
Profit before tax(2)	£47.4m	£40.1m	+18%
Earnings per share(2)	50.7p	43.7p	+16%
Dividend per share - final	10.7p	9.2p	+16%
- total	15.9p	13.8p	+15%

(1) before amortisation of intangibles arising on aquisition. IFRS profit from operations £47.8m (2004: £43.3m).
(2) before amortisation of intangibles arising on aquisition and loss on derivative financial instruments. IFRS profit before tax £40.7m (2004: £40.1m). Basic EPS 43.9p (2004: 43.7p).
(3) cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on aquisition.

- Strong sales and profit growth
  - performance boosted by battlespace IT, airport IT and torpedo countermeasure systems
  - part year contributions from 2005 acquisitions and full-year benefit of 2004 acquisitions

- Operating margin(1) increased to 15%, with continuing efficiency improvements and cost control

- Operating cash conversion(3) of 105%, giving five-year average of 114%

- Investment strategy continues to underpin strong performance
  - £24.6m invested in existing businesses to position for future programmes
  - £36.6m invested in complementary acquisitions to strengthen position in civil aerospace and homeland security markets

- Important contracts secured during 2005, supporting the further growth of the Group

- Order book grew by 27% to £501m, a significant increase during the year and maintaining high visibility of future earnings

Douglas Caster, Chief Executive, commented:
'2005 has continued Ultra's long track record of success and some significant contracts were won in the year. The Group is positioned in high growth market sectors worldwide. With Ultra's proven ability to win new business and to execute contracts effectively, the Board has confidence in the continuing progress of the Group in 2006.'

Enquiries:
Ultra Electronics Holdings plc (27.02.06) 020 7067 0700
Douglas Caster, Chief Executive Thereafter 020 8813 4321
David Jeffcoat, Finance Director www.ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Preliminary Audited Results for the Year Ended 31 December 2005

Ultra made excellent progress in 2005, achieving high growth in revenue and profits. The Group's performance was helped by recent investments to enhance its battlespace IT, airport IT systems and torpedo countermeasures capabilities. Contributions were made by the acquisitions completed in 2004 and the two further acquisitions made during 2005, which strengthened Ultra's position in the civil aerospace and homeland security markets. Important contracts were secured during 2005, including positions on new programmes that will support further growth of the Group.

Financial Review

	Year ended 31 December 2005	£m	Year ended 31 December 2004	£m	Growth
Order book					
- Aircraft & Vehicle Systems	133.8		72.3		85.1%
- Information & Power Systems	127.9		122.1		4.7%
- Tactical & Sonar Systems	239.0		201.0		18.9%
Total order book		500.7		395.4	26.6%
Revenue					
- Aircraft & Vehicle Systems	84.4		76.6		10.2%
- Information & Power Systems	117.3		113.7		3.1%
- Tactical & Sonar Systems	140.7		120.4		16.9%
Total revenue		342.4		310.7	10.2%
Organic growth					6.1%
Operating profit(1)					
- Aircraft & vehicle Systems	15.9		14.9		7.1%
- Information & Power Systems	18.1		15.0		20.3%
- Tactical & Sonar Systems	17.1		13.4		27.8%
Total operating profit(1)		51.1		43.3	18.1%
Interest		(3.7)		(3.2)	15.4%
Profit before tax(2)		47.4		40.1	18.4%
Operating margin(1)					
- Aircraft & Vehicle Systems	18.9%		19.4%		
- Information & Power Systems	15.4%		13.2%		
- Tactical & Sonar Systems	12.2%		11.1%		
Total operating margin(1)		14.9%		13.9%	
Operating cash flow(3)		53.8		46.9	
Cash conversion(4)		105%		108%	
Net debt(5) at year-end		34.3		24.1	
Bank interest cover		18.6x		16.2x	
Earnings per share(2)		50.7p		43.7p	15.8%

The strong performance of the Group was aided by high sales of tactical data link systems to the US armed forces, increased deliveries of battlespace IT equipment for military vehicles, airport IT systems and torpedo countermeasures. There was an increase in the Group's operating margin(1) to 14.9% (2004: 13.9%), reflecting continuing improvements in efficiency and a constant focus on cost control. This resulted in operating profit(1) growth of 18%, despite the £5.2m negative impact of weaker hedged exchange rates for US$ sales made by Ultra's businesses in the UK and Canada.

Headline profit before tax(2) increased by 18% to £47.4m (2004: £40.1m) but statutory profit before tax rose by 2% to £40.7m (2004: £40.1m). This latter growth was substantially lower due to higher amortisation of acquired intangibles (2005: £3.3m, 2004: nil) and a loss of £3.4m on financial instruments, not recognised in the previous year. The trend in both of these items was mainly attributable to the transition to International Financial Reporting Standards.

The effective tax rate for the year was 27.7%, compared to 27.2% in 2004.

The conversion of operating profit(1) to operating cash flow(3) in the year was 105%. Over the last five years, the Group's average cash conversion(4) has been 114%, reflecting the high quality of Ultra's earnings.

Net debt(5) at the year-end increased by just £10.2m to £34.3m (2004: £24.1m), after funding an investment of £61.2m in the year. Of this, a total of £36.6m after expenses was spent on acquisitions, with £24.6m (2004: £20.7m) spent on research and development, capital expenditure and new business development. This £24.6m investment of Ultra's funds was supplemented by customer-funded product development activity. In 2005, this amounted to £60.6m (2004: £54.9m) and so, in total, over 20% of Ultra's activity is new product development.

Bank interest cost was covered 18.6 times by operating profit(1).

Ultra had net current assets at the year end of £21.4m compared with net current liabilities of £34.4m at the end of 2004. This improvement reflects the renegotiation during the year of the Group's banking facilities. With renewal falling due within 2005, bank borrowings were treated as short-term liabilities in the 2004 results.

At the end of 2005 the Group's order book was valued at the record level of £501m, an increase of 27% over the position at the same time last year. This impressive order book achievement maintains historic levels of firm order cover for the coming year and reflects Ultra's success in winning substantial positions on new programmes.

Dividend

The proposed final dividend is 10.7p, bringing the total dividend for the year to 15.9p (2004: 13.8p). This represents an annual increase of 15%, with the dividend being covered 3.2 times by earnings per share(2). If approved, the dividend will be paid on 5 May 2006 to shareholders on the register on 18 April 2006.

(1) before amortisation of intangibles arising on acquisition.
(2) before amortisation of intangibles arising on acquisition and loss on derivative financial instruments.
(3) cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.
(4) cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition.
(5) bank overdrafts and loans less cash and cash equivalents.

2005 Acquisitions

In 2005, the Group made two acquisitions, Horizon Aerospace in March and Audiopack Technologies in July. The total cash consideration for acquisitions was £36.6m including expenses, financed using Ultra's banking facilities.

Horizon, now fully integrated into Ultra's Flightline Systems business in Rochester, New York, USA, supplies and supports a broad range of cockpit instruments for military and civil aircraft. The range includes mechanical, electro-mechanical, digital and analogue-digital instruments. These products are used on many aircraft such as the Boeing 737 and 777 and complement Flightline's existing range of specialist sonobuoy receivers and electro-mechanical gyroscopes. Flightline Systems is part of Ultra's Tactical & Sonar Systems division.

Audiopack strengthens Ultra's communications capability within the military and homeland security markets and is now also part of the Tactical & Sonar Systems division. Based in Cleveland, Ohio, USA, Audiopack's main activity is developing and manufacturing rugged voice communications equipment for personnel wearing protective clothing, gas masks and breathing apparatus. The products are supplied mainly to the military and homeland security sectors together with 'first responders' such as the fire, medical and police services. Ultra will benefit by being able to offer elements of its battlespace IT product range to this market sector for command and control purposes.

Review of Operations

Aircraft & Vehicle Systems

Aircraft & Vehicle Systems comprises five businesses in the UK and US that supply advanced technology products and software for military aircraft, land vehicles and civil aerospace markets.

Revenue increased by 10% to £84.4m (2004: £76.6m). Operating profit(1) grew by

7% to £15.9m (2004: £14.9m) giving an operating margin(1) of 18.9% (2004: 19.4%).

The continued buoyancy of the civil aerospace market drove sales growth of Ultra's cabin quietening equipment for the Bombardier Q Series turboprop aircraft and landing gear control computers to Airbus. Development activity on the wing ice protection and door and landing gear proximity sensing systems for the Boeing 787 aircraft progressed to plan, with the increased investment funded by Ultra reducing margins slightly in the division. Sales of these systems should commence in 2007 ahead of the 787 entering service in 2008.

An important achievement in the year was the selection of Ultra to supply a noise cancellation system for the main cargo cabin of the Airbus A400M military transport aircraft and a separate contract to supply specialised landing gear equipment. Airbus currently has 192 orders for the A400M, with the first aircraft due to enter service in 2009. This new programme for Ultra contributed significantly to the order book growth in 2005.

Sales of Ultra's HiPPAG missile cooling compressor for the US Navy's F/A-18 E/F Super Hornet aircraft rose in 2005 but the rate of production for the Eurofighter Typhoon aircraft was reduced in order to realign HiPPAG deliveries to the aircraft programme. Following a number of successful trials in the US of Boeing's Small Diameter Bomb system, Ultra was awarded the first low-rate initial production contracts for the munitions ejection variant of HiPPAG. The development of HiPPAG for the munitions ejection role on the F-35 Joint Strike Fighter aircraft also proceeded to plan.

In the UK, deliveries of cockpit controls, indicators and landing gear control equipment for the first tranche of the Eurofighter Typhoon aircraft continued during 2005 and additional orders for this equipment were secured for the second tranche of 236 aircraft, for which the delivery period extends out to 2012.

Production deliveries commenced to BAE Systems of the indirect vision system for the British Army's Engineer Tank System and crew controls equipment for the Terrier combat engineering vehicle, making a significant contribution to the division's growth. Ultra teamed with CTAI, a joint venture between BAE Systems and GIAT, to position for a competition to upgrade the British Army's Warrior armoured fighting vehicle.

Information & Power Systems

Information & Power Systems consists of seven businesses that supply information management and power products for defence, commercial and airport applications worldwide.

Revenue in the division increased by 3% to £117.3m (2004: £113.7m). Operating profit(1) increased by 20% to £18.1m (2004: £15.0m), giving an operating margin (1) of 15.4% (2004: 13.2%).

Revenue growth was impacted by the decline of the track-side rail power supply activity for Network Rail that peaked in 2004. However, this reduction was more than compensated for by the growth in battlespace IT equipment and the continued success of Ultra's ADSI data link processor and situational awareness system in the US. Multi-year programmes to adapt ADSI for all four services of the US armed forces and separately for systems to support peace keeping operations in Iraq have contributed considerably to the growth of the division.

Ultra's airport IT systems business achieved an excellent performance, which also contributed to the division's progress. There was increased activity on the IT infrastructure of BAA's Terminal 5 at London Heathrow airport as the project transitioned from design to implementation. In September, Ultra secured the contract to supply IT integration services to Shanghai's Pudong International Airport, building on Ultra's success at Terminal 5 and the market position gained through the acquisition of Videcom in 2004. Shanghai will be a world class reference site for Ultra in the rapidly-growing Asia-Pacific airport market.

Ultra's dominance of airline baggage reconciliation systems continued with the on-time commissioning of the system that serves all of the international airports in New Zealand. Ultra's managed baggage reconciliation services, provided at Heathrow, in Australia and in the US, continue to operate successfully and are providing the expected revenue growth and return on investment.

The highest priority planned procurement programme for the British Army is the Future Rapid Effects System ('FRES') comprising a family of armoured vehicles, incorporating a significant amount of battlespace IT, to cover a wide range of

combat and support roles. By teaming with Lockheed Martin, one of the two competing prime contractors, Ultra has secured a sub-contract to lead the electronic architecture technology demonstrator programme that will define the team's battlespace IT infrastructure for FRES.

Development activity for the replacement control system for the nuclear reactors powering the Royal Navy's submarines progressed satisfactorily to plan and the complex central control consoles for the Astute submarine were also delivered. A contract was secured to upgrade and support the equipment that enables the control and firing of weapons from the torpedo tubes of the Royal Navy's Trafalgar and Vanguard Class submarines.

Tactical & Sonar Systems

Tactical & Sonar Systems, with the addition of Audiopack and the integration of Horizon into Flightline Systems, comprises eight businesses in the UK and North America that supply communications and underwater equipment to homeland security and military users worldwide.

Revenue in the division increased to £140.8m from £120.5m in 2004, a rise of 17% of which 7% was organic. Operating profit(1) increased 28% to £17.1m (2004: £13.4m), giving an operating margin(1) of 12.2% (2004: 11.1%).

The new variant of the US Navy's passive sonobuoy was successfully introduced in the second half of 2005, providing better performance at reduced cost. Overall however, the level of sonobuoy sales was broadly unchanged for the third year in a row. In both the US and UK, funded development work proceeded on the next generation of sonobuoy systems that will improve the ability to detect small, extremely quiet, diesel-electric submarines able to operate in shallow, coastal waters.

Significant orders for Ultra's specialist sonobuoy telemetry receivers were won during the year securing long term positions on a number of new anti-submarine warfare (ASW) aircraft programmes, including the Boeing P-8A aircraft being developed to replace the US Navy's ageing P-3 Orions and the Turkish Navy's ATR-72 ASW platform. In addition, the latest helicopter versions of Ultra's sonobuoy receiver were selected for the Cyclone maritime helicopter programme in Canada and the MH-60R Seahawk in the US.

Sales were boosted by the on-time delivery of a further six ship-sets of the Group's Surface Ship Torpedo Defence system to the Royal Navy, with three of these systems installed on ships and at sea by the year-end. In the United States the torpedo defence technology demonstrator programme secured in 2004 made excellent progress and successful trials have now been conducted against real weapons. The Group also benefited from increased sales of submarine-launched torpedo countermeasures for the US Navy and for international customers. During the year, development of the bow sonar for the Royal Navy's Type 45 destroyer made satisfactory progress and the first system was nearing completion by year-end.

The Group was awarded a contract for the Royal Navy's mine disposal programme after teaming with Atlas Electronik in Germany. The system is an adaptation of an existing design that Ultra will supply and then support from within the UK.

Sales of battlespace IT equipment once again contributed to the growth of this division, with particular success achieved in international markets. Ultra made further deliveries of high capacity radios to the US Army's communications infrastructure programme and for its Patriot missile defence system. Radio systems, upgraded to provide improved data transmission capacity, were also sold to the South Korean and Canadian armed forces.

Following several years of investment and market positioning, during which Ultra designed what is planned to be the NATO standard for the radio control links for unmanned air vehicles (UAVs), Ultra won a contract to supply such equipment for the British Army's Watchkeeper UAV programme. This is another new growth niche for Ultra which, with its associated encryption equipment, will aid the further growth of the Group.

Outlook

In Ultra's main defence markets worldwide, budgets continue to rise. Within these budgets, expenditure is increasing on battlespace IT systems and equipment to provide better situational awareness, quicker command and control and the synchronisation of military effects with much improved accuracy. Funds are being spent on equipping modern armed forces to allow the rapid deployment of light, mobile troops and to enable the exploitation of superior intelligence of the military situation through the use of battlespace IT. Ultra has pursued a strategy that has positioned the Group to benefit from these trends and

constantly seeks opportunities to offer new products and services to meet such customer requirements.

The recent UK Government Defence Industrial Strategy document confirmed that a future priority for the MoD will be to upgrade existing platforms with smarter capabilities through the integration of enhanced electronic solutions. The report also confirmed the MoD's reliance on the private sector for innovative solutions and through-life support. The MoD is open to solutions from overseas suppliers but will require technology transfer to the UK in order to maintain operational sovereignty for its armed forces. Consequently, Ultra's market position, together with its expertise in international teaming, positions the Group to continue to play a significant role in fulfilling the MoD's objectives.

In the US, the recently published Quadrennial Defense Review ('QDR') emphasises the need to combat the asymmetric terrorist threat. Additionally, the QDR supports the simultaneous maintenance of a US, worldwide capability to wage a major conflict against a near-peer opponent. As a consequence, there will be a continuing focus of expenditure on battlespace IT solutions, especially advanced surveillance and command and control systems. The US will continue to seek dominance in the air, land and maritime domains through the continued development of smart capability.

In the civil markets, aerospace remains buoyant and healthy demand continues both for sales of original equipment and for aftermarket support equipment. Development programmes for new aircraft types provide Ultra with opportunities to win positions for its innovative solutions. The growth in passenger air travel is strong, increasing demand for new infrastructure including airport IT systems.

Ultra's currency hedging policy protected the Group against the worst effects of the weak US dollar at the beginning of 2005. The effective average hedged exchange rates for sterling and Canadian dollars were US $1.73 (2004: $1.50) and $0.75 (2004: $0.72) respectively for 2005. However weaker hedged rates will apply in 2006, more notably this time in Canada. Overall profits are expected to be reduced by approximately £3m due to currency transaction effects. This reduction is built into management's profit expectations for 2006.

As the significance of Ultra's North American businesses continues to grow, a further increase in the effective tax rate is probable. It is likely that the rate will increase to more than 28.0%, compared to 27.7% in 2005.

Ultra's performance in 2005 built on its long track record of continuous progress and the Group enters 2006 with a strong balance sheet and a record order book. Ultra has the headroom to make further acquisitions that will enhance and complement the Group's range of niche activities and to invest to respond to market demands. The record order book of £501m represents a significant increase in the year and provides Ultra with its customary level of earnings visibility. It reflects the Group's strong positions on existing platforms as well as its success in winning positions on new programmes. Despite the growth of Ultra, it remains true that no single programme contributes more than 5% of sales in a year, thereby underpinning the robustness of the Group's performance.

Current market conditions, coupled with Ultra's proven ability to win new business and to execute contracts effectively, give the Board confidence in the continuing progress of the Group in 2006.

Enquiries:
Ultra Electronics Holdings plc (27.02.06) 020 7067 0700
Douglas Caster, Chief Executive Thereafter 020 8813 4321
David Jeffcoat, Finance Director www.ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2005
Consolidated Income Statement

	Note	2005 £000	2004 £000
Continuing operations			
Revenue	1	342,410	310,742
Cost of sales		(250,160)	(229,627)
Gross Profit		92,250	81,115
Other operating income		4,805	3,828
Distribution costs		(825)	(777)
Administrative expenses		(48,393)	(40,599)
Other operating expenses		-	(273)
Profit from operations		47,837	43,294
Investment revenue	3	553	157
Finance costs	4	(7,688)	(3,362)
Profit before tax	1	40,702	40,089
Tax	5	(11,292)	(10,938)
Profit for the year from continuing operations attributable to equity holders of the parent		29,410	29,151
Earnings per ordinary share (pence)			
From continuing operations			
- Basic		43.9	43.7
- Diluted		43.5	43.4

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2005
Consolidated Balance Sheet

	Note	2005 £000	2004 £000
Non-current assets			
Intangible assets		150,494	114,843
Property, plant and equipment		22,844	20,213
Deferred tax assets		17,301	14,000
		190,639	149,056

Current assets			
Inventories	7	25,937	22,557
Trade and other receivables	8	74,412	68,352
Cash and cash equivalents		40,193	24,060
		140,542	114,969
Total assets		331,181	264,025
Current liabilities			
Trade and other payables	9	(104,009)	(90,098)
Tax liabilities		(8,089)	(8,030)
Obligations under finance leases		(36)	(21)
Bank overdrafts and loans		-	(48,104)
Short-term provisions	10	(7,028)	(3,164)
		(119,162)	(149,417)
Non-current liabilities			
Retirement benefit obligations		(46,576)	(40,219)
Other payables	9	(930)	(1,115)
Deferred tax liabilities		(1,149)	(1,406)
Obligations under finance leases		(67)	(10)
Bank overdrafts and loans		(74,367)	-
Long-term provisions	10	(3,874)	(7,472)
		(126,963)	(50,222)
Total liabilities		(246,125)	(199,639)
Net assets		85,056	64,386
Capital and reserves			
Share capital		3,361	3,345
Share premium account		31,679	30,306
Own shares		(2,641)	(2,807)
Hedging and translation reserves		(990)	(1,098)
Retained earnings		53,647	34,640
Total equity		85,056	64,386

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2005
Consolidated Cash Flow Statement

	Note	2005 £000	2004 £000
Net cash from operating activities	12	48,217	44,121
Investing activities			
Interest received		549	157
Purchase of property, plant and equipment		(7,311)	(5,246)
Proceeds of disposal of property, plant and equipment		100	3
Expenditure on product development and other intangibles		(2,909)	(1,919)
Acquisition of subsidiary undertakings (net of cash acquired)		(36,610)	(23,288)
Net cash used in investing activities		(46,181)	(30,293)
Financing activities			
Issue of share capital		1,389	2,237
Purchase of Long-Term Incentive Plan shares		(596)	(1,124)
Dividends paid		(9,567)	(8,531)
Increase/(repayments) of borrowings		21,747	(1,400)
Repayments of obligations under finance leases		(20)	(3)
New finance leases		92	-

Net cash used in financing activities	13,045	(8,821)
Net increase in cash and cash equivalents	15,081	5,007
Cash and cash equivalents at beginning of year	24,060	18,044
Effect of foreign exchange rate changes	1,052	1,009
Cash and cash equivalents at end of year	40,193	24,060

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2005
Consolidated Statement of Recognised Income and Expense

	2005 £000	2004 £000
Exchange differences on translation of foreign operations	108	(1,098)
Fair value of derivatives at 1 January 2005	2,268	-
Actuarial losses on defined benefit pension schemes	(3,580)	(7,492)
Loss on cash flow hedge	(144)	-
Tax on items taken directly to equity	(522)	95
Net expense recognised directly in equity	(1,870)	(8,495)
Profit for the year	29,410	29,151
Total recognised income and expense for the year	27,540	20,656

Notes:

1. Segmental analysis

(a) Revenue by division

	2005 External revenue £000	2005 Internal revenue £000	2005 Total £000	2004 External revenue £000	2004 Internal revenue £000	2004 Total £000
Aircraft & Vehicle Systems	84,370	982	85,352	76,593	1,072	77,665
Information & Power Systems	117,268	7,632	124,900	113,689	3,116	116,805
Tactical & Sonar Systems	140,772	8,035	148,807	120,460	11,719	132,179
Eliminations	-	(16,649)	(16,649)	-	(15,907)	(15,907)
Consolidated revenue	342,410	-	342,410	310,742	-	310,742

(b) Profit by division

	2005 £000	2004 £000
Aircraft & Vehicle Systems	15,923	14,867
Information & Power Systems	18,094	15,038
Tactical & Sonar Systems	17,117	13,389
	51,134	43,294
Amortisation of intangibles arising on acquisition*	(3,297)	-
Profit from operations	47,837	43,294
Investment revenue	553	157
Finance costs	(7,688)	(3,362)
Profit before tax	40,702	40,089

* All of the charge relating to the amortisation of intangibles arising on acquisition relates to Tactical & Sonar Systems.

(c) Capital expenditure, additions to intangibles, depreciation and amortisation by division

	Capital expenditure and additions to intangibles		Depreciation and amortisation	
	2005	2004	2005	2004
	£000	£000	£000	£000
Aircraft & Vehicle Systems	2,177	1,860	1,208	1,121
Information & Power Systems	4,420	2,711	3,233	2,186
Tactical & Sonar Systems	3,623	2,593	7,141	2,184
Total	10,220	7,164	11,582	5,491

The 2005 depreciation and amortisation expense includes £5,450,000 of amortisation charges (2004: £422,000) and £6,132,000 of property, plant and equipment depreciation charges (2004: £5,069,000). The increase in the amortisation charge results from the amortisation of intangible assets arising on the acquisition of the aircraft instrument business of Horizon Aerospace LLC (Horizon) and Audiopack Technologies Inc (Audiopack). These intangible assets (principally intellectual property, customer relationships and profit in opening order book) had a fair value at acquisition of £28,100,000. Both Horizon and Audiopack are included within Tactical & Sonar Systems.

(d) Total assets by segment

	2005	2004
	£000	£000
Aircraft & Vehicle Systems	67,144	64,222
Information & Power Systems	64,439	62,162
Tactical & Sonar Systems	141,441	99,580
	273,024	225,964
Unallocated	58,157	38,061
Total assets	331,181	264,025

Unallocated assets represent deferred tax assets, derivatives at fair value and cash and cash equivalents.

(e) Total liabilities by segment

	2005	2004
	£000	£000
Aircraft & Vehicle Systems	(25,454)	(22,671)
Information & Power Systems	(38,528)	(41,833)
Tactical & Sonar Systems	(49,985)	(37,377)
	(113,967)	(101,881)
Unallocated	(132,158)	(97,758)
Total assets	(246,125)	(199,639)

Unallocated liabilities represent derivatives at fair value, tax creditors, retirement benefit obligation and bank loans and overdrafts.

(f) Revenue by destination

	2005	2004
	£000	£000
United Kingdom	132,603	132,138
Continental Europe	38,938	32,948
North America	145,338	109,345
Rest of the World	25,531	36,311
	342,410	310,742

(g) Other information (by geographic location)

Additions to Property, Plant & Equipment and

	Total assets		intangible assets (excluding acquisitions)	
	2005	2004	2005	2004
	£000	£000	£000	£000
United Kingdom	131,336	128,349	6,430	4,626
North America	141,688	97,615	3,790	2,538
	273,024	225,964	10,220	7,164

2. Additional performance measures

To present the underlying profitability of the Group on a consistent basis year on year, additional performance indicators have been used. These are calculated as follows:

	2005 £000	2004 £000
Profit from operations	47,837	43,294
Add: Amortisation of intangibles arising on acquisition	3,297	-
Operating profit (adjusted) (a)	51,134	43,294
Profit before tax	40,702	40,089
Add: IAS 39 loss arising on derivatives	3,436	-
Add: Amortisation of intangibles arising on acquisition	3,297	-
Profit before tax (adjusted) (b)	47,435	40,089
Cash generated by operations	64,499	55,216
Purchase of property, plant and equipment	(7,311)	(5,246)
Proceeds on disposal of property, plant and equipment	100	3
Expenditure on product development and other intangibles	(2,909)	(1,919)
Purchase of Long-Term Incentive Plan shares	(596)	(1,124)
Operating cash flow (adjusted) (c)	53,783	46,930

Operating profit at (a) in the table above has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in acquired order book. Under UK GAAP this charge would have formed part of the amortisation of goodwill, which was also excluded from headline operating profit. Since the remainder of goodwill is no longer amortised, this charge has been excluded for consistency. Profit before tax as shown at (b) in the above table and adjusted earnings per share are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to fair value the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating profit before tax ((b) in the above table) and adjusted earnings per share before changes in the valuation of these instruments so that the underlying operating performance of the Group can more clearly be seen.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses operating cash flow (c), rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

3. Investment revenue

	2005 £000	2004 £000
Interest revenue	553	157
	553	157

4. Finance costs

	2005 £000	2004 £000
Amortisation of finance costs of debt	137	130
Interest payable on bank loans and overdrafts	3,164	2,700
Interest payable on finance leases	2	3
Total borrowing costs	3,303	2,833
IAS 39 loss arising on derivatives	3,436	-
Retirement benefit scheme finance charges	949	529
	7,688	3,362

5. Tax

	2005 £000	2004 £000
Current tax		
United Kingdom	7,254	6,970
Overseas	5,805	4,071
Deferred tax		
United Kingdom and Overseas	(1,767)	(103)
Total tax charge	11,292	10,938

6. Dividends

	2005 £000	2004 £000
Final dividend for the year ended 31 December 2004 of 9.2p (2003:8.2p) per share	6,078	5,462
Interim dividend for the year ended 31 December 2005 of 5.2p (2004:4.6p) per share	3,489	3,069
	9,567	8,531
Proposed final dividend for the year ended 31 December 2005 of 10.7p (2004:9.2p) per share	7,134	6,078

The 2005 proposed final dividend was approved by the Board after 31 December 2005 and has therefore not been included as a liability as at 31 December 2005.

7. Inventories

	2005 £000	2004 £000
Raw materials and consumables	17,578	11,491
Work in progress	6,376	8,836
Finished goods and goods for resale	1,983	2,230
	25,937	22,557

8. Trade and other receivables

	2005 £000	2004 £000
Trade receivables	47,052	40,482
Amounts due from contract customers	23,026	23,978
Derivatives at fair value	663	-
Other receivables	1,885	2,125
Prepayments and accrued income	1,786	1,767
	74,412	68,352

9. Trade and other payables

Amounts included in current liabilities	2005	2004
	£000	£000
Trade payables	27,797	25,215
Amounts due to contract customers	32,745	23,096
Derivatives at fair value	1,977	-
Other payables	11,712	11,419
Accruals and deferred income	29,778	30,368
	104,009	90,098

Amounts included in non current liabilities	2005	2004
	£000	£000
Other payables	223	364
Accruals and deferred income	707	751
	930	1,115

10. Provisions

	Warranties	Contract related provisions	Total
	£000	£000	£000
At 1 January 2005	8,462	2,174	10,636
Additional provision	1,044	1,024	2,068
Utilisation of provision	(1,475)	(1,102)	(2,577)
Acquisition of subsidiary undertaking	269	192	461
Exchange differences	120	194	314
At 31 December 2005	8,420	2,482	10,902
Included in current liabilities	5,966	1,062	7,028
Included in non current liabilities	2,454	1,420	3,874
	8,420	2,482	10,902

11. Retirement benefit schemes

The amount included in the balance sheet arising from the Group's obligation in respect of its defined benefit schemes is as follows:

	2005	2004
	£000	£000
Fair value of scheme assets	99.8	76.1
Present value of scheme liabilities	(146.4)	(116.3)
Scheme deficit	(46.6)	(40.2)
Related deferred tax asset	14.0	12.1
Net pension liability	(32.6)	(28.1)

12. Cash flow information

	2005	2004
	£000	£000
Profit from operations	47,837	43,294
Adjustments for:		
Depreciation of property, plant and equipment	6,132	5,069
Amortisation of intangible assets	5,450	422
Cost of equity settled employee share schemes	1,212	797
Increase/(decrease) in post employment benefit obligation	120	(55)
(Profit)/loss on disposal of property, plant and equipment	(4)	58
(Decrease)/increase in provisions	(366)	2,849
Operating cash flows before movements in working capital	60,381	52,434

Increase in inventories	(1,643)	(524)
Increase in receivables	(1,313)	(3,528)
Increase in payables	7,074	6,834
Cash generated by operations	64,499	55,216
Income taxes paid	(13,001)	(8,317)
Interest paid	(3,281)	(2,778)
Net cash from operating activities	48,217	44,121

Reconciliation of net movement in cash and cash equivalents to movements in net debt

	2005 £000	2004 £000
Net increase in cash and cash equivalents	15,081	5,007
Cash(inflow)/outflow from (increase)/decrease in debt and finance leasing	(21,727)	1,403
Change in net debt arising from cash flows	(6,646)	6,410
Amortisation of finance costs of debt	(137)	-
Finance leases acquired with subsidiary undertakings	-	(19)
Finance leases	(92)	-
Translation differences	(3,327)	872
Movement in net debt in the year	(10,202)	7,263
Net debt at start of year	(24,075)	(31,338)
Net debt at end of year	(34,277)	(24,075)

Net debt comprised the following:

	2005 £000	2004 £000
Cash and cash equivalents	40,193	24,060
Bank overdrafts and loans included in current liabilities	-	(48,104)
Bank overdrafts and loans included in non current liabilities	(74,367)	-
Obligations under finance leases included in current liabilities	(36)	(21)
Obligations under finance leases included in non-current liabilities	(67)	(10)
	(34,277)	(24,075)

Cash and cash equivalents comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

13. Five year review

	UK GAAP			IFRS	
		Restated	Restated		
	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m
Revenue					
Aircraft & Vehicle Systems	78.4	76.4	79.9	76.6	84.3
Information & Power Systems	74.4	82.9	95.5	113.7	117.3

Tactical & Sonar Systems	86.7	101.1	109.0	120.4	140.8
Total revenue	239.5	260.4	284.4	310.7	342.4
Profit from operations (1)					
Aircraft & Vehicle Systems	13.0	12.5	13.9	14.9	15.9
Information & Power Systems	7.6	11.0	11.0	15.0	18.1
Tactical & Sonar Systems	11.1	10.0	12.6	13.4	17.1
Total profit from operations	31.7	33.5	37.5	43.3	51.1
Margin (1)	13.2%	12.8%	13.2%	13.9%	14.9%
Profit before tax	27.1	29.9	34.4	40.1	40.7
Profit after tax	16.3	17.9	20.4	29.2	29.4
Operating cash flow (2)	35.2	38.7	48.3	46.9	53.8
Free cash before dividends, acquisitions and financing (3)	21.8	28.0	35.7	36.0	38.1
Net debt at year-end (4)	(40.6)	(39.3)	(30.3)	(24.1)	(34.3)
Headline earnings per share (p) (5)	30.5	33.2	38.2	43.7	50.7
Dividends per share (p)	10.4	11.2	12.3	12.8	14.4
Average employee numbers	2,376	2,395	2,505	2,678	2,880

Notes:
1 Before amortisation of goodwill and amortisation of intangibles arising on acquisition.
2. Cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.
3. Free cash flow before dividends, acquisitions and financing has been adjusted to include the purchase of long-term incentive plan shares, which are included in financing activities.
4. Bank overdrafts and loans less cash and cash equivalents.
5. Before goodwill amortisation and amortisation of intangibles arising on acquisition and loss on derivative financial instruments.

14. The financial information set out above, prepared in accordance with IFRS, does not constitute the Company's statutory accounts for the years ended 31 December 2005 or 2004, but is derived from those accounts. Statutory accounts for 2004, prepared under UK GAAP, have been delivered to the Registrar of Companies and those for 2005, prepared in accordance with IFRS, will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237 (2) or (3) Companies Act 1985.

15. Copies of the annual report will be sent to shareholders in due course and will also be available from the Company's registered office at 417 Bridport Road, Greenford, Middlesex, UB6 8UA.

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Ultra Electronics - Director/PDMR Shareholding

Ultra Electronics Holdings PLC
01 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	12
A Hamment	12
F Hope	12
D Jeffcoat	13
C Ross	12
R Sharma	12
A Jan-Janin	12
K Thomson	12

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.085

14. Date and place of transaction

01/03/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,037,107	1.54%
A Hamment	98,935	0.15%
F Hope	76,027	0.11%
D Jeffcoat	40,569	<0.1%
C Ross	20,406	<0.1%
R Sharma	15,508	<0.1%
A Jan-Janin	10,366	<0.1%
K Thomson	2,985	<0.1%

16. Date issuer informed of transaction

01/03/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

01/03/2006

END

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Ultra Electronics - Director/PDMR Shareholding

Ultra Electronics Holdings PLC
17 March 2006

Director/PDMR Shareholding

Ultra Electronics Holdings plc (the 'Company') announces that on 23rd February 2006, awards ('Awards') to acquire ordinary shares in the Company were granted to the following executive Directors and other Persons Discharging Managerial Responsibility under the Ultra Electronics Long-Term Incentive Plan.

Douglas Caster	24,727
Andrew Hamment	12,858
Frank Hope	17,309
David Jeffcoat	17,309
Alan Jan-Janin	10,385
Colin Ross	7,789
Rakesh Sharma	8,902
Keith Thomson	4,673

The Awards have been made in accordance with the Company's Long-Term Incentive Plan approved by the Company's Remuneration Committee, and vesting is subject to the performance criteria approved at that meeting.

The Awards are granted as nil cost options; the calculations of the number of shares awarded being based on the average price on the 10-days leading up to and including 17th February 2006 of £10.11 per share.

The realisation of Awards is to be dependent upon the Company's earnings per share ('EPS') growth over a three-year period relative to the EPS growth of a group of comparative companies. Vesting commences at 20% for median performance, rising on a straight-line basis so that the Award vests in full for upper-quartile performance. To the extent that the targets are not met at the end of the three-year period, the Award lapses.

For further information, please contact:

D Jeffcoat
Company Secretary
Tel: +44 (0)20 813 4321

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Ultra Electronics - Director/PDMR Shareholding

Ultra Electronics Holdings PLC
20 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

A J Walker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

A J Walker

8 State the nature of the transaction

Purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

A J Walker 11,912

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

A J Walker <0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.39

14. Date and place of transaction

20/03/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

A J Walker 13,477 0.02%

16. Date issuer informed of transaction

20/03/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

20/03/2006

END

50

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Ultra Electronics - Additional Listing

Ultra Electronics Holdings PLC
24 March 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 425,000 Ordinary shares of 5p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 250,000 shares to be issued under the Executive Share Option Scheme, 75,000 shares under the Canadian Savings Related Stock Option Plan and 100,000 shares to be issued under the United States Savings Related Stock Option Plan.

This information is provided by RNS
The company news service from the London Stock Exchange

Ultra Electronics - Annual Report and Accounts

Ultra Electronics Holdings PLC
30 March 2006

30 March 2006

Ultra Electronics Holdings plc

Annual Report and Accounts

Copies of the Company's Annual Report and Accounts for the year ended 31 December 2005 have been submitted to the UK Listing Authority and are now available at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7066 1000

David Jeffcoat
Finance Director and Company Secretary

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Ultra Electronics - Director/PDMR Shareholding

Ultra Electronics Holdings PLC
03 April 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	12
A Hamment	12
F Hope	12
D Jeffcoat	11
C Ross	12
R Sharma	12
A Jan-Janin	12
K Thomson	12

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.68

14. Date and place of transaction

03/04/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,037,119	1.54%
A Hamment	98,947	0.15%
F Hope	76,039	0.11%
D Jeffcoat	40,580	<0.1%
C Ross	20,418	<0.1%
R Sharma	15,520	<0.1%
A Jan-Janin	10,378	<0.1%
K Thomson	2,997	<0.1%

16. Date issuer informed of transaction

03/04/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

D Jeffcoat
Finance Director and Company Secretary

Date of notification

03/04/2006

END

S3

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Ultra Electronics - Holding(s) in Company

Ultra Electronics Holdings PLC
10 April 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland	92251
Bank of Ireland Nominees	191924
Bank of New York	561450
Barclays Capital Nominees Ltd	170783
BNP Paribas	16314
BNY (OCS) Nominees Ltd	39436
BOISS Nominees Ltd	39890
BT Globenet Nominees Ltd	4395
Chase Nominees Ltd	2700637
CIBC Mellon Global Securities	9922
Citibank	22169
HSBC	55980
Investors Bank & Trust Co.	860370
JP Morgan (BGI Custody)	1255208
JPM Frankfurt	4808
JP Morgan Chase Bank	104442
Mellon Bank	114600
Mellon Trust - US Custodian	23920
Mellon Trust of New England	26063
Midland Bank (HSBC Bank plc)	135246
Northern Trust	261656
Northern Trust Bank - BGI SEPA	71235
RC Greig Nominees Ltd	10247
State Street	68560
State Street Bank and Trust -WI	19042
State Street Trust of Canada	22554
The Northern Trust Company - U	16073
Zeban Nominees Ltd	591499

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

5p Ordinary Shares

10. Date of transaction

N/A

11. Date company informed

10/04/06

12. Total holding following this notification

7490674

13. Total percentage holding of issued class following this notification

11.1%

14. Any additional information

....

15. Name of contact and telephone number for queries

David Jeffcoat

+44 (0)20 8813 4302

16. Name and signature of authorised company official responsible for making this notification

David Jeffcoat
Finance Director and Company Secretary

Date of notification

10/04/06

RECEIVED
2006 APR 24 A 7:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ultra Electronics Holdings plc

Application for Rule 12g3-2(b) Securities Act 1934 exemption

Exhibit B copy documentation – Part C (folder 3 of 3)

Documents Distributed to Shareholders or Otherwise Made Public

	Name and Description of Document	Document Date
1.	Press release - Cdn$12.7 million contract win	13 January, 2005
2.	Press release - Preliminary Audited Results for the year ended 31.12.2005	21 February, 2005
3.	Press release - US$10 million contract win	15 March, 2005
4.	Press release - £9 million contract win	15 March, 2005
5.	Press release - US$4.5 million acquisition	29 March, 2005
6.	Press release - AGM Statement	22 April, 2005
7.	Report & Accounts for the year 1 January 2004 to 31 December 2005	April, 2005
8.	Press release - P-8A MMA programme contract	25 April, 2005
9.	Press release - US$10 million contract win	03 May, 2005
10.	Press release - US$4 million contract win	03 May, 2005
11.	Press release - US$23 million contract win	06 June, 2005
12.	Press release - Financial results to 31 December 2004	22 June, 2005
13.	Press release - Trading update	22 June, 2005
14.	Press release - A400M Landing gear contract win	27 June, 2005
15.	Press release - US$60 million acquisition	18 July, 2005
16.	Press release - US$13 million contract win	25 July, 2005
17.	Press release - Interim results for six months to 30 June 2005	01 August, 2005
18.	Interim Report & Accounts for the year 1 January 2005 to 31 December 2005	August, 2005
19.	Press release - FRES Technology contract win	05 September, 2005
20.	Press release - Tactical data link contract win	05 September, 2005
21.	Press release - HiPPAG contract win	19 September, 2005
22.	Press release - £15 million Targeting Pod contract win	27 September, 2005
23.	Press release - US$9 million contract win	29 September, 2005
24.	Press release - £14 million contract win	19 October, 2005

25.	Press release - US$1.4 million contract win	25 November, 2005
26.	Press release - Trading update	12 December, 2005
27.	Press release - £35 million contract win	09 January, 2006
28.	Press release - £15 million contract win	09 January, 2006
29.	Press release - US$8 million contract win	09 January, 2006
30.	Press release - £35 million contract win	09 January, 2006
31.	Press release - £10 million contract win	09 January, 2006
32.	Press release - £4 million acquisition	12 January, 2006
33.	Press release – US$12 million contract win	27 January, 2006
34.	Report & Accounts for the period 1 January 2005 to 31 December 2005	April, 2006

I.C.1

Ultra ELECTRONICS

press information

For Immediate Release

Ultra Electronics Tactical Communication Systems Awarded Contract of $12.7 Million Cdn for 16 Mbps Line-of-Sight Radios for the Canadian Armed Forces

(Montreal, 13 January, 2005) Ultra Electronics Tactical Communication Systems (TCS) has been awarded a contract by Canada's Department of National Defence (DND) valued at $12.7 million Cdn, for the supply of its latest generation multiband, software programmable AN/GRC-245 radios. The contract includes an upgrade to 16 Mbps capability, thereby providing the world's first Band 1 and Band 3+ line-of-sight radio with this capacity.

The AN/GRC-245 radio has been in service with the U.S. Army since 2000, and is the current baseline for wide band line-of-sight communications. The AN/GRC-245 radio has also been delivered to other customers in Europe and Asia.

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defense, security and aerospace applications worldwide.

Ultra Electronics, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra Electronics' products and services are used on aircraft, ships, submarines, armored vehicles, surveillance systems, airports and transport systems around the world. Ultra Electronics also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

****

For more information contact:

Mr. Tom Hall
Marketing Director
Tel: (514) 855-6379
Tom.Hall@ultra-tcs.ca

I.C.2.

Ultra ELECTRONICS

press information

Embargoed until 07.00 21 February 2005

Ultra Electronics Holdings plc

("Ultra" or "the Group")

Preliminary Audited Results for the Year Ended 31 December 2004

FINANCIAL HIGHLIGHTS

	Year ended 31 December 2004	Year ended 31 December 2003	Change
Turnover	**£319.7m**	£284.4m	+12.4%
Operating profit*	**£42.5m**	£37.5m	+13.1%
Profit before tax*	**£39.7m**	£34.4m	+15.5%
Earnings per share*	**44.1p**	38.2p	+15.4%
Dividend per share - final	**9.2p**	8.2p	+12.2%
- total	**13.8p**	12.3p	+12.2%

** before goodwill amortisation of £5.9m (2003: £4.9m). Statutory information after goodwill amortisation: operating profit £36.6m (2003: £32.7m), profit before tax £33.8m (2003: £29.5m) and earnings per share 35.2p (2003: 30.8p)*

- Record levels of sales and profit
- Sales growth driven by battlespace IT and airport systems
- High quality of earnings – operating cash** conversion of 111%
- Investment strategy continues to underpin strong performance
    - £21m invested in existing businesses
    - £23m invested in complementary acquisitions, DNE Systems and Videcom
- Operating margin* higher at 13.3% despite currency impact
- Acquisitions performed well in the year and are now fully integrated
- Order book grown to £395m
- Douglas Caster will become Chief Executive after the AGM in April
- Dr Julian Blogh is proposed to become Chairman upon Peter Macfarlane's retirement after the AGM

Dr Julian Blogh, Chief Executive, commented: "At the heart of Ultra's success is its investment strategy and its expertise in identifying investment opportunities that deliver growth, either within existing businesses or by acquiring businesses which complement and broaden the Group's portfolio of products and capabilities. Ultra has a proven strategy of providing niche products and being a responsive and competent supplier; this underpins further progress for the Group.

The outlook for the Group remains encouraging although in 2005 there will be a further impact on sales and profit of the continuing weakness of the US dollar. Current market conditions together with recent acquisitions and contract awards provide the foundations for future growth. These factors, coupled with the size of the closing order book, give the Board confidence in the continued progress of the Group in 2005."

- Ends -

Enquiries:
Ultra Electronics Holdings plc **(21.02.05) 020 7067 0700**
Dr Julian Blogh, Chief Executive — Thereafter 020 8813 4321
Douglas Caster, Chief Operating Officer — www.ultra-electronics.com
David Jeffcoat, Finance Director

Weber Shandwick Square Mile **020 7067 0700**
Susan Ellis / Susanne Walker / Stephanie Badjonat

** after capital expenditure and Long Term Incentive Plan share purchase

Ultra ELECTRONICS

press **information**

Embargoed until 07.00 21 February 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Preliminary Audited Results for the Year Ended 31 December 2004

Ultra made excellent progress in 2004, achieving high growth in sales and profits. The three acquisitions made in the second half of 2003 performed well and the Group's investment in two further acquisitions during 2004 strengthens Ultra's position in the growth sectors of battlespace IT and airport systems. In 2004 the Group underpinned its position in its key sonobuoy and civil aerospace activities with the signing of ten year sole source agreements. Ultra also won a broad range of new contracts in 2004 that will support the continuing progress of the Group.

Group Results
Sales increased to £320m, a rise of 12.4% over the prior year, and this was achieved despite the significant weakening of the US dollar. At constant currencies, sales growth reached 17%, of which 9% was organic. The main drivers of the organic increase were higher battlespace and airport IT activity and deliveries of equipment for military vehicles.

There was a further increase in the Group's operating margin* to 13.3% (2003: 13.2%), driven mainly by a combination of increased volume, effective execution of development contracts and a continuing focus on cost control. Operating profit* rose by 13.1% to £42.5m (2003: £37.5m), while profit before tax and goodwill amortisation increased by 15.5% to £39.7m (2003: £34.4m). A slightly lower effective tax rate* of 26.0%, due partly to additional UK R&D tax credits, helped the Group achieve a 15.4% increase in earnings per share* to 44.1p (2003: 38.2p).

Operating cash flow** was again excellent at £46.9m (2003: £48.3m). Conversion of operating profit* to operating cash flow** was 111%, giving an average conversion over the last five years of 106%. Net debt at the year end reduced to £23.2m (2003: £30.3m) despite investing £23.3m after expenses on two acquisitions during the year. In addition, the Group invested £20.7m (2003: £19.5m) in research & development, capital expenditure and new business development. Interest paid was covered 15 times by operating profit*.

Ultra had net current liabilities at the year end of £33.9m compared with net current assets of £12.7m at the end of 2003. The Group's banking facility matures in December 2005, with £48.1m (2003: £nil) of the loan therefore falling due within one year. In preliminary discussions, all of the banks providing Ultra's existing facility have expressed a desire to participate in a future arrangement. The Board is confident that new funding arrangements will be secured in a timely manner.

There was a 5.4% increase in the Group's order book in the year, with a closing value of £395.4m, maintaining historic levels of firm order cover for the coming year and providing in total equivalent cover of approximately 14 months of future sales.

Dividend
The proposed final dividend is 9.2p, bringing the total dividend for the year to 13.8p (2003: 12.3p). This represents an annual increase of 12.2% and reflects the Board's confidence in Ultra's prospects. The dividend is covered 3.2 times by earnings per share*. If approved, the dividend will be paid on 6 May 2005 to shareholders on the register on 15 April 2005.

* before goodwill amortisation
** after capital expenditure and Long Term Incentive Plan share purchase

Investing in Growing Markets
At the heart of Ultra's success is its investment strategy. Ultra has a real expertise in identifying investment opportunities that deliver growth, either within existing businesses or by acquiring businesses which complement and broaden the Group's portfolio of products and capabilities. During 2004, Ultra invested a total of £44.0m (2003: £37.8m) in acquisitions, research & development, capital expenditure and new business development. This investment contributed directly to the new contracts won in the year and underpins the Group's long-term positioning for future business.

In Ultra's largest markets, the UK and US defence sector, there is a growing emphasis on electronic systems for military platforms, battlespace IT and homeland security. The businesses acquired by Ultra in recent years operate mainly in these growth sectors. Ultra is well placed to benefit from this market growth by continuing successfully to develop innovative solutions to meet customer needs.

In the civil air transport sector the recovery of the aftermarket and the rise in orders and production schedules for civil aircraft continues as passenger numbers rise. Demand for airport IT systems is continuing to see strong growth, driven by investment in new airport facilities both in the UK and overseas. In the UK rail sector, following recent rapid growth, activity is expected to reduce in 2005. Worldwide, however, investment in mass transit system infrastructure is increasing as a solution to urban congestion.

2004 Acquisitions
The Group made two acquisitions in 2004, DNE Systems Inc. ("DNE") and Videcom for a total cash cost of £23.3m, financed using Ultra's existing banking facilities.

DNE strengthens Ultra's tactical communications capability within the battlespace IT sector and is now part of the Tactical & Sonar Systems division of Ultra. Based in Wallingford, Connecticut, USA, DNE provides specialist equipment to conserve bandwidth when transmitting over satellite and terrestrial radio links and to achieve interoperability between commercial and military communication interfaces for modern and legacy systems.

Videcom, based in Henley-on-Thames, has a strong capability in airport IT systems and complements Ultra's product portfolio with flight check-in, aircraft passenger seat allocation, baggage reconciliation and departure control systems. The products are used in a wide variety of airports around the world and Videcom has a presence in the rapidly growing Chinese market. Ultra will benefit by offering the combined range of products to its airline and airport customers.

Aircraft & Vehicle Systems
Aircraft & Vehicle Systems comprises five businesses in the UK and US that supply advanced technology products and software for military aircraft and land vehicles and also for the civil aerospace markets.

Sales in the division increased by 2.6% to £81.9m (2003: £79.9m). Operating profit* was £14.7m (2003: £13.9m) giving an operating margin* of 17.9% (2003: 17.4%).

The continuing recovery in air travel since the terrorist attacks of September 2001 drove the launch of new aircraft development programmes, an increase in build rates on existing programmes and a rise in aftermarket support activity during 2004. An important achievement in the year was the selection of Ultra to supply two sub-systems on the Boeing 787 "Dreamliner" aeroplane. For the first time, the Group will have a direct presence on a Boeing civil aircraft. Ultra will be the system integrator and supply the electronic controls for the system that provides electro-thermal ice protection for the wings of the 787. Ultra also teamed with Goodrich to provide the proximity sensing equipment for the 787 passenger cabin, cargo and landing gear doors. Sales of these systems should commence in 2008, ahead of the aircraft entering service in 2009.
Sales of Ultra's HiPPAG for the US navy's F-18 E/F Super Hornet aircraft achieved record levels. The development of HiPPAG variants for use in the munitions ejection systems of both the US Small Diameter Bomb programme and the F-35 Joint Strike Fighter aircraft proceeded to plan.

* before goodwill amortisation
** after capital expenditure and Long Term Incentive Plan share purchase

In the US, Ultra achieved notable success in supplying its joysticks and related 'cockpit' equipment for a large number of different types of unmanned aerial vehicles and for many variants of vehicle within the Future Combat System programme. In the UK, deliveries to BAE Systems of the indirect vision equipment for the Engineer Tank System and development activity on the crew controls for the British Army's Terrier combat engineering vehicle progressed to plan.

Information & Power Systems

Information & Power Systems, with the integration of Videcom into the Airport Systems business, consists of the seven businesses that supply information management and power products for defence, commercial and airport applications worldwide.

Sales increased in the division by 21.1% to £115.6m (2003: £95.5m) of which 12.7% was organic. Operating profit* increased 34.6% to £14.8m (2003: £11.0m). The operating margin* was 12.8%, an increase of 1.3% over the prior year.

The airport IT systems business achieved an excellent performance which contributed significantly to the growth of the division. Development work on the IT infrastructure for BAA's Terminal 5 at Heathrow Airport proceeded well and Ultra's flight information display system was selected by BAA to be used throughout all its operations. In the US, the airport IT system at Kansas City, for which Ultra is the integrator, neared completion and the installation of an integrated suite of airport IT at Oakland, California provides another showcase for Ultra's systems integration capabilities. UltraTrak, the world-leading passenger baggage reconciliation system was selected for all the international airports in New Zealand, building on the managed service provision now operating successfully at Heathrow and in Australia, as well as in the US.

The division benefited from a rise in government expenditure on battlespace IT which resulted in new sales and upgrades of the latest version of the ADSI data link processor and situational awareness system. Radar coastal surveillance system contracts were secured in the UAE and for commercial ports in the US to improve homeland security. There was a high level of contract manufacturing activity where deliveries of battlespace IT equipment for the British Army Bowman programme also increased.

Rolls-Royce placed an important order for the development of a replacement control system for the nuclear reactors that power the Royal Navy's submarines. In the medium-term, this is expected to lead to further orders for production and long-term support.

Tactical & Sonar Systems

Tactical & Sonar Systems, with the addition of DNE, comprises seven businesses in the UK and North America that supply tactical communications and underwater warfare equipment to military users worldwide.

Sales in the division increased to £122.1m from £109.0m in 2003, a rise of 12.0%. Operating profit* increased 2.7% to £13.0m (2003: £12.7m) giving an operating margin* of 10.7%. At constant currencies the sales growth was 19.9% and the operating profit* growth was 19.2%.

As anticipated, the level of sales of sonobuoys in the year was broadly unchanged from 2003. Sales of anti-submarine warfare mission system equipment were also flat as deliveries to the RAF Nimrod programme ended. One of the highlights of the year was securing a long-term, sole source partnering contract with the UK Ministry of Defence for the supply and support of all the UK's sonobuoys. Ultra's dominance of the sonobuoy export market continued with sales to France, Canada, Australia and Korea.

* before goodwill amortisation
** after capital expenditure and Long Term Incentive Plan share purchase

The Group's Surface Ship Torpedo Defence system entered service with the Royal Navy on schedule during the year and a contract for a torpedo defence technology demonstrator programme for the US Navy was also secured. Both Lockheed Martin and General Dynamics have selected Ultra's torpedo defence system for the US Navy Littoral Combat Ship.

Sales of battlespace IT equipment contributed to the growth of this division, with deliveries of high capacity radios to the US Army for its Patriot missile defence systems and network access equipment for all the US armed services. The award to Ultra in the UK of a contract from the US Navy for the development of specialist cryptographic equipment is expected to contribute to future growth as contracts for production items are secured. This is the first time the US government has contracted offshore for the development of such equipment.

Management Changes
It is planned that the management changes described last year will come into full effect after the Annual General Meeting on 22 April 2005. Peter Macfarlane will retire from the Board at that time, having been Chairman since 1994, and Dr Julian Blogh will take over the role. The Board would like to thank Peter for his excellent contribution to the development of Ultra, and wishes him well in his retirement. Douglas Caster, currently Chief Operating Officer will succeed Dr Julian Blogh as Chief Executive.

Prospects
In Ultra's main defence markets, expenditure is increasing on battlespace IT to enable better situational awareness, quicker command and control, and the synchronisation of military effects with much improved accuracy. Modern armed forces must be equipped to allow the rapid deployment of light, mobile troops and must be able to exploit superior intelligence of the military situation through the use of battlespace IT.

The perceived terrorist threat to individuals and to economically important assets together with the need to protect borders and coastlines from illegal immigrants and smugglers are driving an increase in global demand for surveillance and enforcement systems.

With its range of niche businesses, Ultra is well placed to benefit from these market forces.

In civil markets, aerospace is continuing to recover with both Airbus and Boeing forecasting increased build rates, leading to further growth in original equipment sales and after-market support. The growth in air traffic is strong, driving new airport construction and refurbishment with increasing demand for airport IT systems. Investment in rail transport and mass transit systems that require specialist power equipment continues, although in the UK this will be at a lower level than experienced in recent years.

Following its successful 2004, Ultra enters 2005 with a strong balance sheet and a record order book. Its proven strategy of providing niche products, being a responsive and competent supplier and achieving growth, both organically and through acquisition, underpins further progress for the Group. Ultra's investment in new products and in the acquisition of complementary businesses is expected to be funded from internal cash generation, unless a truly compelling acquisition opportunity demanding additional finance arises. The Board's prime objective is to outperform the market in terms of annual increases in shareholder value by delivering above average annual increases in earnings.

The outlook for the Group remains encouraging although in 2005 there will be a further impact on sales and profit of the continuing weakness of the US dollar. Current market conditions coupled with recent acquisitions and contract awards provide the foundations for future growth. The Board has confidence in the continued progress of the Group in 2005.

- Ends -

Enquiries:
Ultra Electronics Holdings plc | **(21.02.05) 020 7067 0700**
Dr Julian Blogh, Chief Executive | Thereafter 020 8813 4321
Douglas Caster, Chief Operating Officer | www.ultra-electronics.com
David Jeffcoat, Finance Director

Weber Shandwick Square Mile | **020 7067 0700**
Susan Ellis / Susanne Walker / Stephanie Badjonat

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

> **Aircraft & Vehicle Systems** including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft noise and vibration control; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

> **Information & Power Systems** including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

> **Tactical & Sonar Systems** including secure tactical line-of-sight radio systems, multiplexers and switches; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2004
Consolidated Profit and Loss Account

	Note	2004 £000	2003 £000
Turnover			
- existing operations		**311,583**	284,350
- acquisitions		**8,086**	-
Continuing operations	1,2	**319,669**	284,350
Cost of sales			
- existing operations		**(230,107)**	(210,688)
- acquisitions		**(4,910)**	-
Continuing operations		**(235,017)**	(210,688)
Gross profit			
- existing operations		**81,476**	73,662
- acquisitions		**3,176**	-
Continuing operations		**84,652**	73,662
Other operating expenses (net)		**(48,082)**	(40,997)
Operating profit			
- existing operations		**35,590**	32,665
- acquisitions		**980**	-
Continuing operations	1	**36,570**	32,665
Finance charges (net)		**(2,785)**	(3,173)
Profit on ordinary activities before taxation		**33,785**	29,492
Tax on profit on ordinary activities	3	**(10,308)**	(9,086)
Profit on ordinary activities after taxation, being profit for the financial year		**23,477**	20,406
Dividends paid and proposed on equity shares		**(9,246)**	(8,173)
Retained profit for the year		**14,231**	12,233
Earnings per ordinary share (pence)			
After goodwill amortisation			
- Basic		**35.2**	30.8
- Diluted		**35.0**	30.7
Before goodwill amortisation			
- Basic		**44.1**	38.2

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2004
Group Balance Sheet at 31 December 2004

	Note	**2004 £000**	2003 £000
Fixed assets			
Tangible assets		**20,213**	19,170
Intangible assets – patents and trademarks		**515**	560
Intangible assets – goodwill		**106,766**	90,287
		127,494	110,017
Current assets			
Stocks	4	**21,137**	17,364
Debtors: amounts falling due within one year	5	**66,899**	63,761
Cash at bank and in hand		**24,975**	19,047
		113,011	100,172
Creditors: amounts falling due within one year	6	**(146,956)**	(87,516)
Net current (liabilities)/assets		**(33,945)**	12,656
Total assets less current liabilities		**93,549**	122,673
Creditors: amounts falling due after more than one year	7	**(1,794)**	(50,186)
Provisions for liabilities and charges	8	**(10,636)**	(7,813)
Net assets		**81,119**	64,674
Capital and reserves			
Called-up share capital		**3,345**	3,318
Share premium account	9	**30,306**	28,096
Profit and loss account	9	**48,793**	34,366
Own shares	10	**(1,325)**	(1,106)
Equity shareholders' funds		**81,119**	64,674

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2004
Consolidated Cash Flow Statement

	Note	2004 £000	2003 £000
Net cash inflow from operating activities	11	**53,297**	55,986
Returns on investments and servicing of finance		**(2,621)**	(3,125)
Taxation – UK		**(6,120)**	(7,810)
- Overseas		**(2,197)**	(1,642)
Capital expenditure		**(5,243)**	(6,806)
Acquisitions		**(23,288)**	(18,258)
Equity dividends paid		**(8,531)**	(7,676)
Cash inflow before financing		**5,297**	10,669
Financing		**(290)**	(66)
Increase in cash in the year		**5,007**	10,603

Consolidated Statement of Total Recognised Gains and Losses

	2004 £000	2003 £000
Group profit for the financial year	**23,477**	20,406
Gain/(loss) on foreign currency translation	**196**	(3,355)
Total recognised gains and losses relating to the year	**23,673**	17,051

Notes:

1. **Turnover by geographical destination**

	2004 **£000**	2003 £000
United Kingdom	**127,126**	122,074
Continental Europe	**37,835**	36,799
North America	**114,582**	99,532
Rest of World	**40,126**	25,945
	319,669	284,350

Turnover, trading profit and net operating assets by geographical source

	United Kingdom		North America		Group	
	2004 **£000**	2003 £000	**2004** **£000**	2003 £000	**2004** **£000**	Restated 2003 £000
Turnover	**207,243**	186,278	**112,426**	98,072	**319,669**	284,350
Trading profit	**29,599**	26,606	**12,869**	10,937	**42,468**	37,543
Goodwill amortisation					**(5,898)**	(4,878)
Operating profit					**36,570**	32,665
Finance charges (net)					**(2,785)**	(3,173)
Profit before tax					**33,785**	29,492
Net operating assets	**51,345**	55,498	**65,353**	48,851	**116,698**	104,349
Net non-operating liabilities					**(35,579)**	(39,675)
Net assets					**81,119**	64,674

Operating assets have been adjusted to include goodwill. Net non-operating liabilities represent net debt, dividends and taxation.

2. **Turnover and trading profit by division**

	Turnover		Profit	
	2004 **£000**	2003 £000	**2004** **£000**	2003 £000
Aircraft & Vehicle Systems	**81,943**	79,890	**14,694**	13,901
Information & Power Systems	**115,635**	95,474	**14,764**	10,972
Tactical & Sonar Systems	**122,091**	108,986	**13,010**	12,670
	319,669	284,350	**42,468**	37,543
Goodwill amortisation			**(5,898)**	(4,878)
Operating profit			**36,570**	32,665

Net assets by division

	2004 £000	2003 £000
Aircraft & Vehicle Systems	**27,608**	28,961
Information & Power Systems	**29,829**	33,134
Tactical & Sonar Systems	**59,261**	42,254
	116,698	104,349
Net non-operating liabilities	**(35,579)**	(39,675)
Net assets	**81,119**	64,674

Net non-operating liabilities represent net debt, dividends and taxation.

3. Taxation

	2004 £000	2003 £000
UK tax	**6,969**	6,326
Overseas tax	**4,071**	2,019
Deferred tax	**(732)**	741
	10,308	9,086

4. Stocks

	2004 £000	2003 £000
Raw materials and consumables	**16,544**	13,810
Work-in-progress	**12,717**	9,188
Finished goods and goods for resale	**2,230**	1,979
Payments on account	**(10,963)**	(9,007)
	20,528	15,970
Long-term contract balances		
- costs less foreseeable losses	**2,134**	3,133
- less payments on account	**(1,525)**	(1,739)
	609	1,394
	21,137	17,364

5. Debtors: Amounts falling due within one year

	2004 £000	2003 £000
Trade debtors	**40,812**	40,798
Amounts recoverable on contracts	**20,411**	18,808
Deferred tax assets	**1,768**	1,224
Other debtors	**2,112**	1,244
Prepayments and accrued income	**1,796**	1,687
	66,899	63,761

6. **Creditors: Amounts falling due within one year**

	2004 £000	2003 £000
Obligations under finance leases	**21**	5
Bank loans and overdraft	**48,104**	-
Payments received on account	**27,859**	31,686
Trade creditors	**25,088**	21,207
Other creditors:		
- Corporation tax payable	**8,030**	5,019
- VAT	**2,304**	2,084
- social security and PAYE	**3,404**	2,875
- other creditors	**6,910**	4,946
Pension related liabilities	**555**	432
Accruals and deferred income	**18,524**	13,819
Proposed dividends	**6,157**	5,443
	146,956	87,516

7. **Creditors: Amounts falling due after more than one year**

	2004 £000	2003 £000
Obligations under finance leases	**10**	7
Bank loans	**-**	49,370
Payments received on account	**751**	-
Other creditors	**262**	-
Pension related liabilities	**771**	809
	1,794	50,186

8. **Provisions for liabilities and charges**

	Deferred taxation £000	Warranties £000	Other provisions £000	Total £000
Beginning of year	**102**	**6,444**	**1,267**	**7,813**
Exchange differences	**-**	**(16)**	**(8)**	**(24)**
Reclassifications	**-**	**232**	**(160)**	**72**
Acquisition of subsidiary undertakings	**-**	**74**	**-**	**74**
Utilised during the year	**-**	**(1,566)**	**(451)**	**(2,017)**
Transfer to deferred tax assets	**(102)**	**-**	**-**	**(102)**
Charge to the profit and loss account	**-**	**3,294**	**1,526**	**4,820**
End of year	**-**	**8,462**	**2,174**	**10,636**

9. **Reserves**

	Share premium £000	Profit and loss account £000
Beginning of year	**28,096**	**34,366**
Retained profit for the year	**-**	**14,231**
Issue of new shares	**2,210**	**-**
Foreign exchange differences	**-**	**196**
End of year	**30,306**	**48,793**

10. Own shares

	Own shares £000	Long-term incentive plan shares £000	Total £000
Cost			
Beginning of year	**7**	**2,485**	**2,492**
Additions	**12**	**1,124**	**1,136**
Disposals	**(19)**	**-**	**(19)**
Adjustment	**-**	**2**	**2**
Transfer to participants	**-**	**(802)**	**(802)**
End of year	**-**	**2,809**	**2,809**
Amortisation			
Beginning of year	**-**	**1,386**	**1,386**
Charge	**-**	**900**	**900**
Transfer to participants	**-**	**(802)**	**(802)**
End of year	**-**	**1,484**	**1,484**
Net book value			
Beginning of year	7	1,099	1,106
End of year	**-**	**1,325**	**1,325**

The Group, through the Company, holds 643,375 Own shares (2003: 608,836 Own shares).

11. Cash flow information

Reconciliation of operating profit to operating cash flow

	2004 £000	2003 £000
Operating profit	**36,570**	32,665
Depreciation and amounts written off tangible fixed assets	**5,069**	4,249
Amortisation of goodwill	**5,898**	4,878
Amortisation of patents and trademarks	**45**	45
Amortisation of LTIP awards	**900**	774
Loss on disposal of tangible fixed assets	**58**	39
(Increase)/decrease in stocks	**(2,151)**	8,313
Increase in debtors	**(1,663)**	(272)
Increase in creditors	**5,722**	3,492
Increase in provisions	**2,849**	1,803
Net cash inflow from operating activities	**53,297**	55,986

Reconciliation of net cash flow to movement in net debt

	2004 £000	2003 £000
Increase in cash in the year	**5,007**	10,603
Cash outflow from decrease in debt and lease financing	**1,403**	427
Change in net debt resulting from cash flows	**6,410**	11,030
Amortisation of finance costs of debt	**-**	(260)
Finance leases acquired with subsidiary undertakings	**(19)**	(14)
Translation difference	**784**	(1,835)
Movement in net debt in the year	**7,175**	8,921
Net debt at start of year	**(30,335)**	(39,256)
Net debt at end of year	**(23,160)**	(30,335)

The acquisition of DNE resulted in £1.6 million in funds being placed in escrow until 31 March 2005. This has been included in cash because the conditions of the earn-out agreement are considered unlikely to be met.

12. Five year review

	2000 £m	2001 £m	Restated 2002 £m	Restated 2003 £m	**2004 £m**
Turnover					
Aircraft & Vehicle Systems	73.9	78.4	76.4	79.9	**82.0**
Information & Power Systems	68.6	74.4	82.9	95.5	**115.6**
Tactical & Sonar Systems	84.4	86.7	101.1	109.0	**122.1**
Total turnover	226.9	239.5	260.4	284.4	**319.7**
Operating profit (before goodwill amortisation)					
Aircraft & Vehicle Systems	13.1	13.0	12.5	13.9	**14.7**
Information & Power Systems	8.2	7.6	11.0	11.0	**14.8**
Tactical & Sonar Systems	9.0	11.1	10.0	12.6	**13.0**
Total	30.3	31.7	33.5	37.5	**42.5**
Operating profit margin % (before goodwill amortisation)	13.4%	13.2%	12.8%	13.2%	**13.3%**
Profit before goodwill amortisation and tax	25.6	27.1	29.9	34.4	**39.7**
Profit after taxation	15.8	16.3	17.9	20.4	**23.5**
Cash inflow from operating activities (see note 1 below)	16.5	35.2	38.7	48.3	**46.9**
Free cash flow before dividends, acquisitions and financing (see note 2 below)	7.5	21.8	28.0	35.7	**36.0**
Net debt at year-end	(55.9)	(40.6)	(39.3)	(30.3)	**(23.2)**
Headline earnings per share (p) (see note 3 below)	28.7	30.5	33.2	38.2	**44.1**
Dividends per share (p)	9.7	10.4	11.2	12.3	**13.8**
Average employee numbers	2,303	2,376	2,395	2,505	**2,678**

Notes

1. Cash flow from operating activities is stated after capital expenditure and purchase of long-term incentive plan shares. 2002 and 2003 have been restated to reflect this measure.
2. Free cash flow has been adjusted to include the purchase of long-term incentive plan shares, which are included in financing.
3. Headline earnings per share is calculated before goodwill amortisation and earnings dilution.

13. The consolidated financial information has been prepared on a basis consistent with the consolidated accounts for the year ended 31 December 2003.

14. The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2004 or 2003, but is derived from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies and those for 2004 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237 (2) or (3) Companies Act 1985.

15. Copies of the annual report will be sent to shareholders in due course and will also be available from the Company's registered office at 417 Bridport Road, Greenford, Middlesex, UB6 8UA.

I.C.3.

press information

RECEIVED

Embargoed until 0700 15 March 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins contracts worth over $10m for HiPPAG airborne compressors

Ultra announces that its Precision Air Systems business has been awarded contracts worth over $10m by the US Naval Air Systems Command for the continued procurement of HiPPAG onboard pure air compressor systems. HiPPAG 320 is a miniature, electronically controlled compressor and filtration system, designed as an onboard source of pure air for cooling the infra-red seekers of an aircraft's air-to-air missiles. This contract is for approximately 300 HiPPAGs which will be delivered by mid 2006. Ultra has already delivered over 1400 units to the US Navy and Marine Corps.

HiPPAG has been in operational service on US Marine Corps AV-8B Harrier aircraft and AH-1W Super Cobra helicopters since 1997 and entered operational service on F/A-18 C/D Hornet aircraft in 2002. The system entered service on the US Navy's new F/A-18 E/F Super Hornet fighter aircraft in 2002 and is continuing to maintain its high levels of reliability and performance on these new platforms. HiPPAG is also in service on the Italian Navy Harrier II Plus and the Royal Air Force of Oman's Hawks and Jaguars and is in production for Eurofighter.

Alan Jan-Janin, Managing Director of Ultra's Aircraft & Vehicle Systems division, commented:
"This further contract from the US Navy emphasises the superiority of Ultra's innovative HiPPAG technology. HiPPAG has an excellent long-term track record of in-service reliability and of proven savings in logistics support costs."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Dr Julian Blogh, Chief Executive www.ultra-electronics.com
Douglas Caster, Chief Operating Officer information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker / Stephanie Badjonat

Notes to editors:
Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft noise and vibration control; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; tactical datalinks; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I.C.4.

Ultra ELECTRONICS

press information

Embargoed until 0700 — 15 March 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins £9m airport IT contract in New Zealand

Ultra Electronics announces that its Airport Systems business, based in Manchester, England, has been selected to provide a fully managed passenger baggage reconciliation service at all seven international airports in New Zealand. The contract will be worth in excess of £9m over the first 5 years of service. Ultra was selected by the Board of Airline Representatives, New Zealand (BARNZ) which represents the 25 airlines that will use the system. The system in New Zealand will handle in excess of five million passengers per year.

At the heart of the managed service will be the industry-leading UltraTrak™ baggage reconciliation and management solution. UltraTrak is used to improve airline safety by ensuring that the only checked baggage carried in the hold of the aircraft belongs to passengers who board the aircraft. This is achieved through making a positive match between passengers and bags at the time of boarding and baggage loading. If a passenger is a 'no-show' at the gate, any checked baggage can quickly be offloaded as UltraTrak also records the exact location in the aircraft of each item of baggage. Delays are therefore reduced and the cost penalty to the airline of missing take-off slots is minimised.

Ultra has supplied and installed about 40 UltraTrak baggage reconciliation systems at airports around the world. Ultra's largest installation, at London's Heathrow airport, has operated successfully throughout 2004, its first full year of operation, meeting the required availability and reliability levels whilst handling over 25 million items of baggage.

Stewart Milne, Executive Director, BARNZ, said:
"Ultra's excellent and proven reputation for service delivery at both London Heathrow and in North America gave BARNZ the confidence that Ultra was capable of meeting our exacting service requirements."

Douglas Caster, Chief Operating Officer of Ultra, commented:
"Ultra is very pleased to have been entrusted with responsibility for providing a country-wide managed service for passenger baggage reconciliation. Wins such as this one in New Zealand demonstrate customer confidence in Ultra's ability to deliver effective airport IT solutions around the world."

- Ends -

Enquiries:
Ultra Electronics Holdings plc — 020 8813 4321
Dr Julian Blogh, Chief Executive — www.ultra-electronics.com
Douglas Caster, Chief Operating Officer — information@ultra-electronics.com

Weber Shandwick Square Mile — 020 7067 0700
Susan Ellis / Susanne Walker / Stephanie Badjonat

I.C.5.

Ultra ELECTRONICS

press information

Embargoed until 0700 29 March 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra acquires Horizon Aerospace business

Ultra announces that it has agreed to acquire the assets of the aerospace cockpit instrumentation business of Horizon Aerospace LLC ("Horizon") for a cash consideration, subject to net asset adjustment on completion, of $4.5 million. The acquisition is subject to approval by the US Regulatory Authorities and is expected to close within 30 days.

Horizon shares a common heritage with Ultra's existing Flightline Systems ("Flightline") business, having previously operated under a single management until the acquisition of Flightline by Ultra in 1997. Horizon currently employs about 50 people and, upon completion of the acquisition, the Horizon activity will be moved and incorporated into the nearby Flightline facility in Victor New York, USA. This will generate operational efficiencies and savings for the combined business.

Horizon supplies and supports a broad range of cockpit indicators for military and civil aircraft. The range includes mechanical, electro-mechanical, digital and analogue-digital instruments, together with the designs from Lewis Engineering, acquired by Horizon in 2000. These products will complement Flightline's existing range of specialist sonobuoy receivers and aircraft electro-mechanical gyroscopes.

In 2004, Horizon achieved sales of $6.5 million. The acquisition of Horizon will be financed using Ultra's existing facilities. Flightline is part of the Group's Tactical & Sonar Systems division.

Douglas Caster, Chief Operating Officer of Ultra, commented: "I am very pleased to have acquired the aircraft cockpit instrumentation business of Horizon Aerospace. The business will readily be incorporated into our existing Flightline Systems operation and will underpin the continuing growth of that business."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Dr Julian Blogh, Chief Executive www.ultra-electronics.com
Douglas Caster, Chief Operating Officer information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

I.C.6.

press **information**

Embargoed until 0700 22 April 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

AGM Statement

Ultra Electronics Holdings plc will hold its Annual General Meeting in Greenford, Middlesex today at 10.00 a.m. At the meeting, Peter Macfarlane, Chairman of Ultra, will make the following statement:

"As announced on 21 February in the preliminary results statement, 2004 was a very positive year for Ultra; once again the Group achieved record sales and profit and the acquisitions made in the last few years made an important contribution to this success. This growth was achieved despite the significant weakening of the US dollar.

"Ultra's success is driven by its ability to identify investment opportunities that deliver growth, either within existing businesses or by the acquisition of businesses which complement and broaden the Group's portfolio of products and capabilities. During 2004, Ultra invested a total of £44m on acquisitions, research & development, capital expenditure and new business development.

"Cash generation in 2004 was strong, with a conversion percentage from operating profit, after capital expenditure, of 111%. Even after the significant investment in 2004, the Group's net debt decreased by £7m over the course of the year.

"Last month, Ultra announced that it had agreed to acquire the assets of the aerospace cockpit instrumentation business of Horizon Aerospace LLC for a cash consideration of $4.5m. Horizon supplies and supports a broad range of cockpit indicators for military and civil aircraft and will be integrated with Ultra's nearby Flightline Systems business.

"2005 has started well. In the first quarter, Ultra won orders worth over £80m, including significant international contracts for battlespace IT equipment, giving an order book of over £400m. Trading so far this year has been in line with expectations and the Board has confidence in the outlook for the Group in 2005.

"As planned, I will be retiring from the Board at the conclusion of the AGM, having been Chairman since 1994. I have thoroughly enjoyed my time at Ultra and am confident that the proposed appointments of Dr. Julian Blogh as Chairman and of Douglas Caster as Chief Executive will provide management continuity to drive the further development of the Group."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Dr Julian Blogh, Chief Executive www.ultra-electronics.com
Douglas Caster, Chief Operating Officer information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

chieving success

7

Ultra Electronics Holdings plc Annual Report and Accounts 2004

Ultra
ELECTRONICS

achieving success

ULTRA ELECTRONICS IS A GROUP OF SPECIALIST BUSINESSES DESIGNING, MANUFACTURING AND SUPPORTING ELECTRONIC AND ELECTROMECHANICAL SYSTEMS, SUB-SYSTEMS AND PRODUCTS FOR DEFENCE, SECURITY AND AEROSPACE APPLICATIONS WORLDWIDE.

ULTRA, WHICH EMPLOYS 2,800 PEOPLE IN THE UK AND NORTH AMERICA, FOCUSES ON HIGH INTEGRITY SENSING, CONTROL, COMMUNICATION AND DISPLAY SYSTEMS WITH AN EMPHASIS ON INTEGRATED INFORMATION TECHNOLOGY SOLUTIONS. THE GROUP CONCENTRATES ON OBTAINING A TECHNOLOGICAL EDGE IN NICHE MARKETS, WITH MANY OF ITS PRODUCTS AND TECHNOLOGIES BEING MARKET LEADERS IN THEIR FIELD.

ULTRA'S PRODUCTS AND SERVICES ARE USED IN AIRCRAFT, SHIPS, SUBMARINES, ARMOURED VEHICLES, SURVEILLANCE AND COMMUNICATION SYSTEMS, AIRPORTS AND TRANSPORT SYSTEMS AROUND THE WORLD. ULTRA ALSO PLAYS AN IMPORTANT ROLE IN SUPPORTING PRIME CONTRACTORS BY UNDERTAKING SPECIALIST SYSTEM AND SUB-SYSTEM INTEGRATION USING THE COMBINED EXPERTISE OF THE GROUP BUSINESSES.

THE QUEEN'S AWARDS FOR ENTERPRISE: INTERNATIONAL TRADE 2003

THE QUEEN'S AWARD FOR ENTERPRISE 2003 FOR HiPPAG AT PRECISION AIR SYSTEMS

	2004	2003	GROWTH
TURNOVER (£m)	**319.7**	284.4	+12.4%
PROFIT BEFORE TAXATION (£m)*	**39.7**	34.4	+15.5%
EARNINGS PER SHARE*	**44.1p**	38.2p	+15.4%
OPERATING PROFIT MARGIN*	**13.3%**	13.2%	
EMPLOYEES (AVERAGE NUMBER)	**2,678**	2,505	



Turnover
£319.7m
00
01
02
03
04
£226.9m
£239.5m
£260.4m
£284.4m
£319.7m



Profit before taxation*
£39.7m
00
01
02
03
04
£25.6m
£27.1m
£29.9m
£34.4m
£39.7m



Earnings per share*
44.1p
00
01
02
03
04
28.7p
30.5p
33.2p
38.2p
44.1p



Order book
£395.4m
00
01
02
03
04
£275.0m
£315.0m
£348.0m
£375.0m
£395.4m

* Before amortisation of goodwill.
In 2004 this amounted to £5.9m (2003: £4.9m).
Statutory information after goodwill amortisation: operating profit £36.6m (2003: £32.7m), profit before tax £33.8m (2003: £29.5m) and earnings per share 35.2p (2003: 30.8p).

Divisional structure 2004


Aircraft & Vehicle Systems
£81.9m
Information & Power Systems
£115.6m
Tactical & Sonar Systems
£122.1m

ULTRA ELECTRONICS SPECIALISES IN THE DESIGN, MANUFACTURE AND SUPPORT OF ELECTRONIC AND ELECTROMECHANICAL SYSTEMS, SUB-SYSTEMS AND PRODUCTS FOR AIRCRAFT, SHIPS, SUBMARINES, ARMOURED VEHICLES, SURVEILLANCE AND COMMUNICATION SYSTEMS, AIRPORTS AND TRANSPORT SYSTEMS. IT IS ORGANISED INTO THREE DIVISIONS: **AIRCRAFT & VEHICLE SYSTEMS**, **INFORMATION & POWER SYSTEMS** AND **TACTICAL & SONAR SYSTEMS**.

Aircraft & Vehicle Systems	Information & Power Systems	Tactical & Sonar Systems
Sales £81.9m (2003: £79.9m)	£115.6m (2003: £95.5m)	£122.1m (2003: £109.0m)
Profit £14.7m (2003: £13.9m)	£14.8m (2003: £11.0m)	£13.0m (2003: £12.7m)

* before goodwill amortisation



AT THE HEART OF ULTRA'S SUCCESS IS ITS INVESTMENT STRATEGY. THE MANAGEMENT HAS A REAL EXPERTISE IN IDENTIFYING INVESTMENT OPPORTUNITIES THAT DELIVER GROWTH.

2004 was a very positive year for Ultra; once again the Group achieved record sales and profit and the acquisitions made in the last few years made an important contribution to this success. Ultra again made good progress on its major development contracts and won several others which will materially broaden its technological base.

Sales at £320m grew 12.4%, with the Information & Power Systems division showing the strongest growth. Profit before tax and goodwill amortisation at £39.7m increased by 15.5% over the previous year *despite the adverse impact on the translation* of US profits of the weak dollar, which declined 10% against sterling. Earnings per share before goodwill amortisation, at 44.1p, increased at a similar rate to profit. The Board will be recommending a final dividend of 9.2p per share, making a total for the year of 13.8p, a 12.2% increase over 2003.

At the heart of Ultra's success is its investment strategy. The management has a real expertise in identifying investment opportunities that deliver growth, either within existing businesses or by acquiring businesses which complement and broaden the Group's portfolio of products and capabilities. During 2004, Ultra invested a total of £44m in acquisitions, research and development, capital expenditure and new business development. This investment contributed directly to the new contracts won in the year and underpins the Group's long-term positioning for future business.

After the significant investment in 2004, the company's net debt still decreased by £7m over the course of the year. Cash generation continued to be strong in 2004, with a conversion percentage from operating profit* of 111%. Over the last five years, the Group's average cash conversion is an impressive 106%.

The acquisitions made in 2003 have been fully integrated into the Group and the new acquisitions of DNE and Videcom in the year have met expectations and have also provided synergies to support other closely related businesses.

The order book stood at £395m at the year end, a record level. Importantly, the Group started 2005 with firm order cover for 60% of projected sales, a similar level of visibility to previous years.

Defence markets continue to hold up, particularly in Ultra's chosen niche areas, and the recent emphasis on security and surveillance activities continues. An encouraging sign for Ultra is the continuing recovery of the civil aerospace market which not only drives increased levels of production but also benefits the important aftermarket for sales of spares and repairs.

It is planned that Board changes will take place at the company's AGM in April; these were foreshadowed in announcements last year. I have been Chairman since December 1994 and intend to retire and to hand over to Dr Julian Blogh – he is currently Chief Executive and Deputy Chairman, but will become Chairman as from the AGM, relinquishing the Chief Executive's role. I believe shareholders share my and the Board's view that his record as Chief Executive has been outstanding and the company will benefit significantly from his continued guidance in strategic matters.

It is also planned that Douglas Caster, currently Chief Operating Officer, will succeed Dr Blogh as Chief Executive. The Board has been strengthened since the year end by the appointment of a new non-executive director, Chris Bailey, who has recently retired as Finance Director of Aggregate Industries plc.

Looking ahead to 2005 and thereafter, the Board is confident that, despite a further impact of the continuing weakness of the US dollar, the outlook for the Group remains encouraging. Current market conditions, coupled with Ultra's ability to win new business and to execute contracts effectively, should enable the Group to continue its long-term record of profit and sales growth.

Finally, it remains for me to thank Ultra employees for their hard work, commitment and support. I have enjoyed my time with the Group immensely and it has been an exciting and rewarding ten years. I am confident the Group will continue to enjoy much success.

Peter Macfarlane, Chairman

* operating profit after goodwill amortisation of £5.9m (2003: £4.9m). Operating cash flow after capital expenditure and Long-Term Incentive Plan share purchase

achieving high quality growth



DURING 2004, ULTRA INVESTED A TOTAL OF £44 MILLION IN ACQUISITIONS, RESEARCH AND DEVELOPMENT, CAPITAL EXPENDITURE AND NEW BUSINESS DEVELOPMENT.

Investment strategy

Ultra invests to broaden its portfolio of products and capabilities

Ultra made excellent progress in 2004, achieving high growth in sales and profits. The three acquisitions made in the second half of 2003 performed well and the Group's investment in two further acquisitions during 2004 strengthens Ultra's position in the growth sectors of battlespace IT and airport systems. In 2004 the Group underpinned its position in its key sonobuoy and civil aerospace activities with the signing of ten year sole source agreements. Ultra also won a broad range of new contracts in 2004 that will support the continued progress of the Group.

GROUP RESULTS

Sales increased to £320m, a rise of 12.4% over the prior year, and this was achieved despite the significant weakening of the US dollar. At constant currencies, sales growth reached 17%, of which 9% was organic. The main drivers of the organic increase were higher battlespace and airport IT activity and deliveries of equipment for military vehicles.

There was a further increase in the Group's operating margin* to 13.3% (2003: 13.2%), driven mainly by a combination of increased volume, effective execution of development contracts and a continuing focus on cost control. Operating profit* rose by 13.1% to £42.5m (2003: £37.5m), while profit before tax and goodwill amortisation increased by 15.5% to £39.7m (2003: £34.4m). A slightly lower effective tax rate* for the Group of 26.0%, due partly to additional UK R&D tax credits, helped the Group achieve a 15.4% increase in earnings per share* to 44.1p (2003: 38.2p).

* before goodwill amortisation of £5.9m (2003: £4.9m)

+12.4%
Sales
Reflecting increased battlespace and airport IT activity and deliveries of equipment for military vehicles

+15.5%
Profits
Profits before tax and goodwill amortisation increased by 15.5% to £39.7m (2003: £34.4m)

Operating cash flow** was again excellent at £46.9m (2003: £48.3m). Conversion of operating profit* to operating cash flow** was 111%, giving an average conversion over *the last five years of 106%. Net debt at the* year end reduced to £23.2m (2003: £30.3m) despite investing £23.3m after expenses on two acquisitions during the year. In addition, the Group invested £20.7m (2003: £19.5m) in research & development, capital expenditure and new business development. Interest paid was covered 15 times by operating profit*.

Ultra had net current liabilities at the year end of £33.9m compared with net current assets of £12.7m at the end of 2003. The Group's banking facility matures in December 2005, with £48.1m (2003: £nil) of the loan therefore falling due within one year. In preliminary discussions, all of the banks providing Ultra's existing facility have expressed a desire to participate in a future arrangement. The Board is confident that new funding arrangements will be secured in a timely manner.

There was a 5.4% increase in the Group's order book in the year, with a closing value of £395.4m, maintaining historic levels of firm order cover for the coming year and providing in total equivalent cover of approximately 14 months of future sales.

INVESTING IN GROWING MARKETS

Ultra's continuing success is driven by its investment strategy. Ultra invests in order to deliver growth, either within existing businesses or through the acquisition of businesses that complement and broaden the Group's portfolio of products and capabilities. During 2004, Ultra invested £44.0m (2003: £37.8m) in acquisitions, research and development, capital expenditure and new business development. The benefits of such investments include a direct effect on the winning of new contracts in the year and also a contribution to the Group's long-term positioning for future business.

In Ultra's largest markets, the UK and US defence sector, there is a growing emphasis on electronic systems for military platforms, battlespace IT and homeland security. The businesses acquired by Ultra in recent years operate mainly in these growth sectors. Ultra is well placed to benefit from this market growth by continuing successfully to develop innovative solutions to meet customer needs.

In the civil air transport sector the recovery of the aftermarket and the increase in orders and production schedules for civil aircraft continues as passenger numbers rise. Demand for airport IT systems is seeing strong growth, driven by investment in new airport facilities both in the UK and overseas. In the UK rail sector, following recent rapid growth, activity is expected to reduce in 2005. Worldwide, however, investment in mass transit system infrastructure is increasing as a solution to urban congestion.

Ultra's confidence in its ability to deliver growth is underpinned by a number of key factors. The Group has achieved year-on-year success despite significant changes in foreign exchange rates and whilst experiencing full market cycles in both the civil aerospace and defence sectors. These risks will continue to be mitigated through robust business strategies. Further, Ultra has access to adequate financial and human resources to implement its strategy for the foreseeable future.

* before goodwill amortisation
** after capital expenditure and Long-Term Incentive Plan share purchase

2004 ACQUISITIONS

The Group made two acquisitions in 2004, DNE Systems Inc. ("DNE") and Videcom for a total cash cost of £23.3m, financed using *Ultra's existing banking facilities.*

DNE strengthens Ultra's tactical communications capability within the battlespace IT sector and is now part of the Tactical & Sonar Systems division of Ultra. Based in Wallingford, Connecticut, USA, DNE provides specialist equipment to facilitate the transmission of data over satellite and terrestrial radio links and to achieve interoperability between commercial and military communication interfaces for modern and legacy systems.

Videcom, now co-located at our facility in Loudwater, Buckinghamshire, UK, has a strong capability in airport IT systems and complements Ultra's product portfolio with flight check-in, aircraft passenger seat allocation, baggage reconciliation and departure control systems. The products are used in a wide variety of airports around the world and Videcom has a presence in the rapidly growing Chinese market. Ultra will benefit by offering the combined range of products to its airline and airport customers.

AIRCRAFT & VEHICLE SYSTEMS

Aircraft & Vehicle Systems comprises five businesses in the UK and US that supply advanced technology products and software for military aircraft and land vehicles and also for civil aerospace markets.

Sales in the division increased by 2.6% to £81.9m (2003: £79.9m). Operating profit*

£395m

Order book
Maintaining historic levels of firm order cover for the coming year

111%

Cash performance
Operating cash flow** was again excellent at £46.9m (2003: £48.3m). Conversion of operating profit* to operating cash flow** was 111%

THE GROUP'S INVESTMENT IN TWO FURTHER ACQUISITIONS DURING 2004 STRENGTHENS ULTRA'S POSITION IN THE GROWTH SECTORS OF BATTLESPACE IT AND AIRPORT SYSTEMS.

was £14.7m (2003: £13.9m) giving an operating margin* of 17.9% (2003: 17.4%).

The continuing recovery in air travel since the terrorist attacks of September 2001 drove the launch of new aircraft development programmes, an increase in build rates on existing programmes and a rise in aftermarket support activity during 2004. An important achievement in the year was the selection of Ultra to supply two sub-systems on the Boeing 787 "Dreamliner" aeroplane. Ultra will be the integrator and supply the electronic controls for the system that provides electro-thermal ice protection for the wings of the 787. In addition, Ultra teamed with Goodrich to provide the proximity sensing equipment for the 787 passenger cabin, cargo and landing gear doors. Sales of these systems should commence in 2008, ahead of the 787 entering service in 2009.

Sales of Ultra's HiPPAG for the US Navy's F/A-18 E/F Super Hornet aircraft achieved record levels. The development of HiPPAG variants for use in the munitions ejection systems of both the US Small Diameter Bomb programme and the F-35 Joint Strike Fighter aircraft proceeded to plan.

In the US, Ultra is supplying its joysticks and related 'cockpit' equipment for a large number of different types of unmanned aerial vehicles and for many variants of vehicle within the Future Combat System programme. In the UK, deliveries to BAE Systems of the indirect vision equipment for the Engineer Tank System and development activity on the crew controls for the British Army's Terrier combat engineering vehicle progressed to plan.

INFORMATION & POWER SYSTEMS

Information & Power Systems, with the integration of Videcom into the Airport Systems business, consists of seven businesses that supply information management and power products for defence, commercial and airport applications worldwide.

Sales increased in the division by 21.1% to £115.6m (2003: £95.5m) of which 12.7% was organic. Operating profit* increased 34.6% to £14.8m (2003: £11.0m). The operating margin* was 12.8%, an increase from 11.5% in the prior year.

The airport IT systems business achieved an excellent performance which contributed significantly to the growth of the division. Development work on the IT infrastructure for BAA's Terminal 5 at Heathrow Airport proceeded well and Ultra's flight information display system was selected by BAA to be used throughout all its operations. In the US, the airport IT system at Kansas City, for which Ultra is the integrator, neared completion and the installation of an integrated suite of airport IT at Oakland, California, provides another showcase for Ultra's systems integration capabilities. UltraTrak, the world-leading passenger baggage reconciliation system, was selected for all the international airports in New Zealand, building on the managed service provision now operating successfully at Heathrow and in Australia, as well as in the US.

The division benefited from a rise in government expenditure on battlespace IT which resulted in new sales and upgrades of the latest version of the ADSI data link processor and situational awareness system. Radar coastal surveillance system contracts were secured in the UAE and for commercial ports in the US to improve homeland security. There was a high level of contract manufacturing activity where deliveries of battlespace IT equipment for the British Army Bowman programme also increased.

Rolls-Royce placed an important order for the development of a replacement control system for the nuclear reactors that power the Royal Navy's submarines. In the medium-term, this is expected to lead to further orders for production and long-term support.

TACTICAL & SONAR SYSTEMS

Tactical & Sonar Systems, with the addition of DNE, comprises seven businesses in the UK and North America that supply tactical communications and underwater warfare equipment to military users worldwide.

Sales in the division increased to £122.1m from £109.0m in 2003, a rise of 12.0%. Operating profit* increased 2.7% to £13.0m (2003: £12.7m) giving an operating margin* of 10.7%. At constant currencies the sales growth was 19.9% and the operating profit* growth was 19.2%.

As anticipated, the level of sales of sonobuoys in the year was broadly unchanged from 2003. Sales of anti-submarine warfare mission system equipment were also flat as deliveries to the RAF Nimrod programme ended. One of the highlights of the year was securing a long-term, sole source partnering contract with the UK Ministry of Defence for the supply and support of all the UK's sonobuoys. Ultra's dominance of the sonobuoy export market continued with exports to France, Canada, Australia and Korea.

* before goodwill amortisation
** after capital expenditure and Long-Term Incentive Plan share purchase

Success

Ultra's proven strategy underpins further progress for the Group

+15.4%

Earnings per share*
Earnings per share* was 15.4% higher at 44.1p (2003: 38.2p)

The Group's Surface Ship Torpedo Defence system entered service with the Royal Navy on schedule during the year and a contract for a torpedo defence technology demonstrator programme for the US Navy was also secured. Both Lockheed Martin and General Dynamics have selected Ultra's torpedo defence system for the US Navy's Littoral Combat Ship.

Sales of battlespace IT equipment contributed to the growth of this division, with deliveries of high capacity radios to the US Army for its Patriot missile defence systems and network access equipment for all the US armed services. The award to Ultra in the UK of a contract from the US Navy for the development of specialist cryptographic equipment is expected to contribute to future growth as contracts for production items are secured. This is the first time the US government has contracted offshore for the development of such equipment.

MANAGEMENT CHANGES

As noted in the Chairman's Statement, it is planned that the management changes described last year will come into full effect after the Annual General Meeting on 22 April 2005. Peter Macfarlane will retire from the Board at that time, having been Chairman since 1994, and I will take over the role. On behalf of the Board I thank Peter for his excellent contribution to the development of Ultra, and we wish him well in his retirement. Douglas Caster, currently Chief Operating Officer will succeed me as Chief Executive.

PROSPECTS

In Ultra's main defence markets, expenditure is increasing on battlespace IT to enable better situational awareness, quicker command and control, and the synchronisation of military effects with much improved accuracy. Modern armed forces must be equipped to allow the rapid deployment of light, mobile troops and to be able to exploit superior intelligence of the military situation through the use of battlespace IT.

The perceived terrorist threat to individuals and to economically important assets together with the need to protect borders and coastlines from illegal immigrants and smugglers are driving an increase in global demand for surveillance and enforcement systems.

With its range of niche businesses, Ultra is well placed to benefit from these market forces.

In civil markets, aerospace is continuing to recover with both Airbus and Boeing forecasting increased build rates, leading to further growth in original equipment sales and after-market support. The growth in air traffic is strong, driving new airport construction and refurbishment with increasing demand for airport IT systems. Investment in rail transport and mass transit systems that require specialist power equipment continues, although in the UK this will be at a lower level than experienced in recent years.

Following its successful 2004, Ultra enters 2005 with a strong balance sheet and a record order book. Its proven strategy of providing niche products, being a responsive and competent supplier and achieving growth, both organically and through acquisition, underpins further progress for the Group. Ultra's investment in new products and in the acquisition of complementary businesses is expected to be funded from internal cash generation, unless a truly compelling acquisition opportunity demanding additional finance arises. The Board's prime objective is to outperform the market in terms of annual increases in shareholder value by delivering above average annual increases in earnings.

The outlook for the Group remains encouraging although in 2005 there will be some impact on sales and profit due to the weakness of the US dollar. However, current market conditions together with recent acquisitions and contract awards provide the foundations for future growth. The Board has confidence in the continued progress of the Group in 2005.

Julian Blogh, Chief Executive

Outlook

Current market conditions coupled with recent acquisitions and contract awards provide the foundations for future growth

* before goodwill amortisation of £5.9m (2003: £4.9m)

AIRCRAFT & VEHICLE SYSTEMS

achieving success on major programmes

Ultra will supply equipment worth about $100,000 on each Boeing 787 aircraft



Image courtesy of Boeing



Ultra provides the Predator B 'virtual cockpit'



Ultra equipment is fitted to modern armoured vehicles

Image courtesy of US DoD



Ultra's HiPPAG is fitted to F/A-18 aircraft

Image courtesy of US DoD

ULTRA WILL PROVIDE A NEW APPROACH TO WING ICE PROTECTION THAT INCREASES THE EFFICIENCY OF THE BOEING 787 "DREAMLINER" AIRCRAFT.

Ultra derives a long-term benefit from its single source position on programmes and platforms. Typical project lifecycles can exceed fifty years. In 2004, Ultra was successful in positioning its unique products, services and systems on a number of key new programmes.

Ultra was selected by Boeing to supply key elements of the Wing Ice Protection System (WIPS) on its new 787 "Dreamliner" aircraft, for which over 140 orders were booked by the end of 2004. Ultra will be the system integrator for WIPS which provides a new approach to wing ice protection that increases the operating efficiency of the aircraft. Ultra leads a team including GKN Aerospace and Thermion Systems that has been working with Boeing for over two years to demonstrate that Ultra's innovative solution meets Boeing's demanding requirements.

Ultra's success with WIPS on the 787 aircraft adds to Boeing's earlier selection of a team of Goodrich and Ultra to supply the proximity sensor system for the same aircraft. This system monitors the position of the aircraft's doors, thrust reversers and landing gear. Combined with WIPS, the value to Ultra for each 787 aircraft is about $100,000.

The successful reputation of Ultra's innovative HiPPAG airborne compressor continues to be enhanced. The Lockheed Martin programme director for a missile development programme said "We selected Ultra to provide critical cooling for the seeker because HiPPAG has a proven track record and offers a low-risk, affordable solution". In this application, HiPPAG will generate a constant supply of pure air to cool the infra-red seeker in the nose of the missile. This track record of success comes from HiPPAG's position on aircraft such as the US Navy's F/A-18E/F Super Hornet where the in-service performance of HiPPAG in recent and continuing operations has been exemplary. Ultra continued through the year to develop a variant of HiPPAG for Boeing's Small Diameter Bomb programme for which it will provide the permanently available energy source for launching smart or individually targetted munitions.

In modern warfare, there is an increasing focus on the use of unmanned vehicles for air, land and sea operations. However, these vehicles still need to be controlled. Throughout 2004 Ultra has continued to upgrade its advanced ground based cockpit control system for the Predator B unmanned air vehicle. This 'virtual cockpit' incorporates a number of Ultra's new and innovative technologies that improve the human-computer interface and make piloting the Predator easier. Many similar products have also been adopted for use on the various armoured vehicles within the US Army's Future Combat System programme.

Ultra has been selected to develop advanced electronic control systems for new armoured vehicle turrets being designed by CTAI, a joint venture company owned by BAE Systems and by GIAT in France. Ultra's success was aided by the excellent reputation that the Group has achieved in delivering a range of equipment for the UK Bowman communications programme.

Highlights

Within Ultra's aircraft and vehicle systems activities, successes in 2004 included the following:

- Long-term agreement with Airbus extended to secure Ultra's position on single aisle and long range aircraft for at least 10 years
- Ultra's Internet based collaborative working environment endorsed by a contract from the UK Government Communications Head Quarters
- Ultra's innovative 'virtual cockpit' for the Predator B unmanned aerial vehicle provides realistic responses to pilot inputs
- General Dynamics, Boeing and United Defense all selected Ultra equipment for the US Army's Future Combat System programme
- Ultra supplies equipment worth over £200,000 on every Eurofighter 'Typhoon' aircraft

achieving success through effective solutions

Ultra has a presence in the vibrant Chinese market for airport IT systems


CHINA



Ultra provides oilfield surveillance systems



Ultra's enhanced Magicard ID printers



Ultra's coastal surveillance systems



CONTRACTS WON BY ULTRA IN 2004 DEMONSTRATE CUSTOMER CONFIDENCE IN THE GROUP'S ABILITY TO DELIVER EFFECTIVE SOLUTIONS AROUND THE WORLD.

Ultra's advanced integrated Information Technology systems support the efficient and safe operation of modern airports worldwide. With passenger numbers rising, many airports are upgrading their systems to cater for the increase in traffic. In 2004, Ultra's airport IT business continued the strong growth that was evident in 2003.

Ultra successfully operated its UltraTrak passenger baggage reconciliation and matching system at London's Heathrow airport throughout 2004, meeting the required availability and reliability levels whilst handling over 25 million items of baggage. Building on this success, Ultra delivered an UltraTrak solution for a number of different airports in Australia and was then selected later in the year to supply a similar service for several international airports in New Zealand. These wins demonstrate customer confidence in Ultra's ability to deliver effective solutions around the world.

In 2004, Ultra acquired the airline and airport IT systems business of Videcom. This broadened Ultra's range of products and applications in the sector and widened the geographic spread of the customer base. Videcom brought to Ultra a successful operation in the vibrant Chinese market. With the enhanced range of offerings, Ultra is better able to address the growing need for flexible airport IT check-in and support systems that can be shared between a number of different airlines, including start-up, low cost operations. Demonstrating the successful integration of the enlarged business, the first contract utilising the combined capability was won for Montgomery Airport in the US only three months after the acquisition.

Airports are complex operations and a continuing focus on safety and security is required. In addition to the security derived from the positive matching of passengers and baggage, achieved through the use of UltraTrak, vigilance must also be exercised on access control and surveillance systems. Ultra was selected in 2004 to supply a combined radar and electro optical surveillance system for a major US airport. Ultra is able to provide either a local solution such as this or a much larger integrated coastal and border system, as demonstrated by the Group also winning a contract to supply a system linking over 20 radar sites in a Middle Eastern country.

Ultra has a world leading ability to provide highly cost effective surveillance systems able to detect very small targets using commercial radar sensors. Global demand for such solutions is increasing, driven by the need for military security or by the desire to protect, and to maintain the safe operation of, economically important assets such as oilfields and fishing areas.

Ultra's Magicard range of ID card printers are used extensively as part of access control systems. Controlling access to sites is a key contributor to personal safety. In 2004, Ultra's range of Magicard printers was augmented and new models introduced that provide additional features whilst continuing to offer as standard Ultra's unique holographic anti-counterfeiting technology. The new printers allow ever-smaller organisations to afford an access control and security solution using customised ID badges for all authorised personnel.

Highlights

Within Ultra's information systems activities, successes in 2004 included the following:

- Rolls Royce awarded Ultra a contract to develop a new high integrity control system for nuclear reactors for Royal Navy submarines
- The latest software upgrade for Ultra's ADSI product was successfully certified, triggering an increase in sales of upgrades
- Ultra's world class tactical data fusion product, ADSI, is being developed for airborne applications, thereby increasing its potential market
- BP selected Ultra to supply a radar surveillance system to enhance safety of its operations in the North Sea
- Ultra has invested in quadrupling the capacity of its contract electronics manufacturing activity in the last two years

POWER SYSTEMS

achieving success through exploiting technologies

Ultra's modelling capability optimised the design of a ship's de-magnetising system





Image courtesy of US DoD

Ultra is developing equipment for the US Navy LCS programme



Image of USS Dolphin courtesy of US DoD

Ultra supplies power equipment for submarines



Image courtesy of BAE Systems

Ultra's equipment de-magnetises the Type 45 destroyer

THE USE OF ULTRA'S MODELLING CAPABILITY RESULTS IN A SYSTEM THAT IS LIGHTER AND MORE COST-EFFECTIVE THAN PREVIOUSLY POSSIBLE.

Ultra successfully shares technologies between the US and the UK. In its naval electrical power businesses, for example, the ability accurately and quickly to model a ship's magnetic signature during the design phase has been transferred from the UK to the US. Consequently, whether a new ship is being designed in the US or the UK, Ultra personnel can work alongside the ship's design team concurrently to optimise the vessel's signature and the associated control system. Uniquely, Ultra is able to take responsibility from the outset of the project for achieving the predicted signature levels.

Ultra's modelling capability and the resulting installed system maximise the protection of the ship from magnetically triggered mines. This is especially important as modern conflicts are increasingly likely to require naval operations in shallow, cluttered coastal waters where the mine threat is at its highest. The use of this modelling capability also results in a system installed on board that is lighter and more cost effective than previously was possible.

Ultra's ability to provide its customers with the maximum 'stealth' for its ships has helped successfully to position the Group on a number of key programmes. In the US, Ultra is working both on the Deepwater coastguard vessel programme and on the Littoral Combat Ship, a design specifically intended to support shallow water operations. This success extends internationally with a position on a new Spanish naval vessel, the BPE amphibious assault ship.

Ultra's technologies transfer both ways across the Atlantic. Key elements of the signature management equipment supplied in the year for the Royal Navy's new Type 45 destroyer were designed and built by Ultra in the US. Conversely the Group achieved a breakthrough in 2004 with its UK submarine electrical power management technology being purchased for the US Navy's USS Dolphin submarine.

In the UK, Ultra is developing an innovative electric start system for ships' gas turbines. This is being developed to meet the similar needs of both the Royal Navy and the US Navy.

In 2004, Ultra delivered the fourth boat set of specialised power equipment for the Virginia class of submarine, the first of which entered service with the US Navy in the year. Reflecting Ultra's success on the programme, a multi-year contract was negotiated, covering the equipment for an additional five boats. This arrangement improves the visibility of business for Ultra on the Virginia class submarines, for which further boats are planned.

Highlights

Within Ultra's power systems activities, successes in 2004 included the following:

- As London's Docklands Light Railway is extended, Ultra provides more of its specialist transit system power supplies.
- Ultra will supply the de-magnetising system for the UK's new aircraft carriers and will work with the ship designers to optimise the system.
- Investment in Network Rail's Southern Region power supplies is now a continuing process of "asset renewal".
- In 2004, Ultra delivered its specialist naval power supplies for the fourth US Navy Virginia and the third Royal Navy Astute submarines.
- Ultra's new electric starting system for naval gas turbines successfully completed initial testing during the year.

achieving successful network solutions

Ultra supplies equipment to improve the efficiency of military satellite data links



Image courtesy of US DoD



Ultra supplies high-capacity tactical radio systems

Image courtesy of US DoD



Ultra's ADSI® in operational use



Ultra's data links control unmanned vehicles

ULTRA PROVIDES A WORLD CLASS CAPABILITY TO FUSE TOGETHER INPUTS FROM MANY DIFFERENT MILITARY SENSORS AND DATA LINKS.

In modern day conflicts, the side that most successfully manages the timely flow of high-quality battlespace information is likely to have a decisive edge. Ultra is constantly investing to create new battlespace IT products that help deliver that advantage.

Ultra's integrated microwave trunk radio systems are an essential component of the battlespace network. They provide secure telephone and high capacity data communication services to battlefield commanders. Ultra is continually developing its range of radios to increase the capacity and security of the network. Just as in the commercial IT world, the capabilities of the tactical communication system must constantly be increased to provide the bandwidth for a broader range of data including email and near-real time video. Unlike commercial systems, however, military communication systems must move quickly as the front line moves and the battle develops. The speed with which a radio relay terminal can be set up is vitally important and special operator features on Ultra radios allow the rapid and reliable creation of a dependable link.

Ultra's 2004 acquisition, DNE, based in Wallingford, Connecticut, USA, designs, manufactures and supports battlespace IT products that control access to military tactical communication networks. DNE's products allow information to be shared across multiple battlespace IT networks, including legacy systems. Whilst the most advanced military communication networks provide an ever-broader range of capabilities, these must still interoperate with older systems that may use different data formats, including those used by allied and coalition partners. DNE's protocol converters, voice and data multiplexers and multi-service access concentrators allow this to happen.

DNE's products are another key link in the communication chain that includes Ultra's tactical radio systems. Key information carried on the network includes the tactical battlespace picture. Ultra's ADSI® product provides a world class capability to fuse together the inputs from many different military sensors and data links in order to display a real-time view of the tactical battlespace.

Much of the real-time information is gathered by sensors mounted on unmanned aerial vehicles. Ultra specialises in data links both to allow the simultaneous control of multiple remotely piloted vehicles and also to transmit securely and robustly battlespace information from aircraft to ground based receiving equipment. DNE provides a broad range of data switches which are used extensively at such ground stations.

To be tactically useful, communication must be secure. Ultra has a world class cryptographic capability and in 2004 received a development contract for a new system from the US Navy, a significant win in that it was awarded offshore and one that has substantial potential. This award emphasises the Group's ability to offer tactical communication solutions to satisfy current and future NATO interoperability and battlespace IT requirements.

Highlights

Within Ultra's tactical systems activities, successes in 2004 included the following

- Ultra's innovative data link management and encryption system will be used on Canada's new maritime helicopter
- Ultra is developing faster versions of its tactical military line-of-sight radios to provide users with a higher capacity system
- Ultra's tactical communication network access equipment has been used extensively in recent and continuing military operations
- Ultra is developing an innovative system to allow submerged submarines to communicate above water without compromising stealth
- The US and South Korean armies are upgrading their communications infrastructure with Ultra radios and placed contracts in the year

achieving success by delivering on schedule

Ultra's torpedo defence system entered service with the Royal Navy in 2004





Image courtesy of Boeing

Ultra provides equipment for modern ASW aircraft



Image courtesy of US DoD

Ultra provides equipment for modern ASW helicopters



Image courtesy of BAE Systems

Ultra's equipment is fitted to the new MRA4 ASW aircraft

ULTRA HAS DEMONSTRATED ITS ABILITY TO WIN AND SUCCESSFULLY EXECUTE CONTRACTS FOR SYSTEMS OF EVER-INCREASING SIZE.

In 2004, Ultra's Surface Ship Torpedo Defence (SSTD) system entered service with the Royal Navy, on schedule. Ultra successfully developed this complex system in less than three years. Utilising a suite of advanced sensors towed behind the vessel, SSTD detects and locates incoming torpedoes, gives tactical advice on ship manoeuvres and provides capabilities to decoy or defeat the torpedo threat. A key feature of the SSTD design is its stand-alone nature which makes it easy to transfer from ship to ship in a fleet. This also enhances the system's export potential including the possibility of being retrofitted to existing ships.

Ultra's SSTD solution is simple to deploy and to operate – important attributes for a key element of a ship's defensive suite. In sea trials, the in-water elements of SSTD proved to be easy to handle when being launched and brought back on board in heavy sea states, greatly enhancing its utility as a protective system for use in all weathers.

Ultra's success in entering service on schedule with SSTD reflects the Group's ability to win and successfully to execute contracts for systems of ever-increasing size. Ultra managed a team involving a number of international defence equipment subcontractors.

Also in 2004, Ultra was selected by the US Navy for a development contract relating to an advanced torpedo defence system to protect its surface fleet. This contract was won by Ultra's Ocean Systems business that was acquired in 2003. This award demonstrates the success of Ultra's acquisition strategy as Ocean Systems is able to take full advantage of the work to date on the UK SSTD programme and so can now deliver a solution optimised for the particular needs of the US Navy. Ultra is a world market leader in specialist areas of underwater battlespace equipment, supplying towed and expendable torpedo countermeasures to the UK, US, Canadian and Australian navies.

In Ultra's traditional market for airborne Anti-Submarine Warfare (ASW) systems, some key milestones were reached. In the UK, the Nimrod MRA4 aircraft flew for the first time. This ASW aircraft is to be fitted with a broad range of Ultra equipment as part of its mission equipment and deliveries of these systems continued in 2004. At the platform level, both the US, with its Boeing MMA fixed wing programme, and Canada, with its selection of Sikorsky to supply its MHP helicopter solution, committed to procuring new ASW assets. In the US and Canada, Ultra worked throughout 2004 positioning its ASW mission equipment for *these new platforms.*

Ultra's manufacture of sonobuoys, the expendable acoustic sensors used in ASW systems, was marked by consistently excellent quality levels in both the US and the UK. Reflecting Ultra's continuing record of success in the UK market, the MoD awarded the Group in 2004 a long-term partnering *contract for the supply and support of* sonobuoys. This is a sole-source agreement under which Ultra will satisfy all of the MOD's requirements for an initial period of ten years.

Highlights

Within Ultra's sonar systems activities, successes in 2004 included the following

- Ultra successfully completed a series of trials of a remotely operated mine destruction system for the Royal Navy
- In 2004, Ultra delivered advanced development models of a distributed autonomous underwater sensing system
- Ultra delivered a new sonar-based system to deter fish from congesting water inlets of hydro-electric power stations
- In the UK, Ultra demonstrated the feasibility of an enhanced anti-submarine warfare capability for maritime patrol aircraft
- Ultra sold its range of active and passive sonobuoys in 2004 to the US, UK, Australia, Canada, France and Korea

sales rose by 12.4% to £319.7m, with
strong cash generation



ULTRA CONTINUED TO ACHIEVE STRONG GROWTH IN 2004. ORGANIC SALES INCREASED AT CONSTANT EXCHANGE RATES BY 8.7%, WITH AN ADDITIONAL 8.3% COMING FROM ACQUISITIONS.

Organic growth

Ultra's acquisitions have all been funded by internally generated cash and so may be considered organic

TRADING RESULTS

Ultra continued to achieve strong growth in 2004. Organic sales increased at constant exchange rates by 8.7%, with an additional 8.3% coming from acquisitions. However, since all of the Group's acquisitions have been funded by internally generated cash, they may also be regarded as organic. This excellent underlying performance was partly offset by the translation and transaction effects of the weaker US dollar, which reduced sales growth by 4.6% altogether, equivalent to £13.0m.

Hence, in sterling, the actual growth in Group sales was 12.4%. Group turnover was £319.7m, compared to £284.4m in 2003.

Operating profit* rose by 13.1% to £42.5m (2003: £37.5m), equivalent to an operating margin* of 13.3%, up from the 2003 result of 13.2% and maintaining the upward trend. This excellent level of profitability was achieved despite negative currency effects and continuing downward market pressures on selling prices. Foreign currency factors reduced operating profit* by £3.3m; at constant exchange rates growth would have been 8.8% higher.

Sales to North America continued to grow and represented 36% of annual turnover (2003: 35%), despite the weakening in the US dollar. Recent acquisitions Ocean Systems and DNE were partly responsible for this growth, but it was encouraging to see existing businesses such as Advanced Programming Concepts and UnderSea Sensor

* before goodwill amortisation of £5.9m (2003: £4.9m)

Sales by destination 2003

United Kingdom	£122.1m	43%
Rest of World	£26.0m	9%
North America	£99.5m	35%
Mainland Europe	£36.8m	13%



Sales by destination 2004

United Kingdom	£127.1m	39%
Rest of World	£40.1m	13%
North America	£114.6m	36%
Mainland Europe	£37.9m	12%



Sales by market sector 2003

Sonar	£68.3m	24%
Other civil equipment	£37.3m	13%
Civil aircraft equipment	£22.3m	8%
Other defence equipment	£46.0m	17%
Military aircraft equipment	£32.5m	11%
Battlespace IT	£78.0m	27%



Sales by market sector 2004

Sonar	£76.4m	24%
Other civil equipment	£48.1m	15%
Civil aircraft equipment	£25.5m	8%
Other defence equipment	£42.3m	13%
Military aircraft equipment	£34.6m	11%
Battlespace IT	£92.8m	29%



Systems Inc. growing strongly. The latter business saw domestic sonobuoy sales recover from a low level in 2003, although total sonobuoy sales reduced slightly.

The proportion of Ultra's sales in the UK reduced from 43% to 39% in the year, but we still recorded a 4% increase in domestic revenues. Amongst the fastest growing UK businesses was Airport Systems with higher activity at London's Heathrow airport. *Manufacturing & Card Systems* saw a strong performance in its UK contract manufacturing business unit, especially on equipment for the British Army's Bowman communication system.

The biggest increase occurred in sales to the rest of the world, representing 13% of turnover, notably to the Middle East and the Pacific Rim countries. 2003 acquisitions were important contributors, with sales by SML Technologies of radar surveillance systems to the Middle East and deliveries by Ocean Systems of underwater countermeasures to Australia. Sonobuoy sales to Australia *increased, as did revenues from Africa and* the Far East for Airport Systems.

Ultra's exports to Continental Europe rose but this market reduced in significance from 13% to 12% of sales.

Sales of battlespace IT equipment grew from 27% to 29% of Group turnover in the year. This was despite the impact of the weaker US dollar; the majority of sales in this area come from Ultra's North American businesses. DNE, acquired during the year, contributed to the increase. Sales of sonar and underwater defence systems increased to £76.4m, 24% of the total, driven by Ocean Systems' acoustic countermeasures and torpedo defence equipment. These compensated for the small overall reduction in sonobuoy sales. Military aircraft equipment sales, primarily for Eurofighter and F/A-18 E/F, increased so as to maintain an 11% share of revenues. As other areas increased in value, sales of other defence equipment dropped to 13% of turnover. Defence activities represented 77% of overall sales, a shift from 79% the previous year owing to the higher rate of growth in the Group's civil activities.

In the civil sector, aircraft equipment sales increased to £25.5m to maintain their 8% share of Group turnover, but other civil sales increased to 15% (2003: 13%). This was due to strong sales of IT systems for airports and high contract manufacturing activity for electronics equipment producers in the UK. Civil activities were 23% of total sales in the year.

INTEREST AND PROFIT BEFORE TAXATION

Interest costs reduced by £0.4m to £2.8m, due to lower interest rates and the unwinding of the fixed interest rate hedging contract to which the Group committed in 2000. The amount of debt on which Ultra has been paying a high 7.5% interest rate reduced by £12m to just £15m from April 2004 onwards. The hedging contract will *mature in April 2005. The reduction in* borrowing costs, together with the 13.1% improvement in operating profit*, combined to give an excellent 15.5% growth in profit before tax and goodwill amortisation, to £39.7m (2003: £34.4m). The interest charge was covered 15.2 times by operating profit*. Amortisation of goodwill rose by £1.0m to £5.9m, which reflected a full year's charge for the 2003 acquisitions and a partial charge for those acquisitions that took place in 2004. Profit before tax was therefore £33.8m (2003: £29.5m), an increase of 14.6%.

ACQUISITIONS

Ultra made two acquisitions in July 2004. DNE was acquired for $40.4m (£22.3m) and Videcom for £1.5m, both including expenses. The cash payments made during the year were £23.3m, lower than the total costs shown above, because of deferred expenditure. Both of these businesses are trading in line with expectations and made a positive contribution to Group profits after goodwill amortisation. The goodwill arising from these acquisitions was £21.1m. It was capitalised at the time that the transactions took place and amortised during the last five months of the year at a rate consistent with a twenty-year life.

* before goodwill amortisation of £5.9m (2003: £4.9m)

Headroom

Ultra's strong balance sheet gives headroom for further investments and acquisitions

£36.0m

Free cash flow**
In 2004, Ultra's free cash flow** was £36.0m, a new record level

ONCE AGAIN CASH GENERATION WAS EXCELLENT DURING THE PAST YEAR AND THIS IS A DIRECT CONSEQUENCE OF THE EMPHASIS THAT ULTRA GIVES TO CASH MANAGEMENT.

EARNINGS PER SHARE AND DIVIDENDS

The effective tax rate on profit before goodwill amortisation decreased slightly to 26.0% (2003: 26.4%) and earnings per share* rose by 15.4% to 44.1p (2003: 38.2p). The directors are proposing a final dividend of 9.2p, bringing the total dividend to 13.8p (2003: 12.3p), an increase of 12.2%. The full year dividend is covered 3.2 times by earnings per share*, which reflects the Group's policy of strong dividend cover.

CASH FLOW AND BORROWINGS

Once again cash generation was excellent during the past year and this is a direct consequence of the emphasis that Ultra gives to cash management. Operating cash flow after capital expenditure and LTIP share purchases was £46.9m, which represents an operating profit* to cash conversion ratio of 111%, bringing the average rate over the past five years to 106%. Effective management of working capital is the main reason for this achievement; overall there was a reduction of £4.8m. Although we saw stocks and debtors increasing by £2.2m and £1.7m respectively, due to growth in trading activities, creditors and provisions for liabilities and charges rose by £8.6m in total. Average creditor days rose to 51 days (2003: 43 days), slightly above the 47 day average over the last five years. There was a £5.2m investment in fixed assets during the year, virtually in line with the £5.1m depreciation charge. There were no major capital projects during the year and the bulk of this expenditure went on upgrading the IT infrastructure. In addition £1.1m was spent on buying Ultra shares for the directors' Long-Term Incentive Plan. Free cash flow** was £36.0m (2003: £35.7m), a new record level. After spending of £23.3m on acquisitions, together with £8.5m of dividends, net debt was reduced by £7.1m to close the year at £23.2m (2003: £30.3m). The balance sheet was very strong with a net debt:equity ratio of 29%, which leaves Ultra with substantial headroom on its banking facilities to make further acquisitions.

FINANCIAL RISK MANAGEMENT

Ultra's financial instruments, other than derivatives, comprise borrowings, cash and trade funding consisting of debtors, creditors and customer advances. Group policy prohibits speculative transactions and no trading in financial instruments is undertaken. Treasury policies are determined by the Group Finance Director and agreed by the Board. They are reviewed regularly to ensure that they remain appropriate.

FINANCING

Ultra's existing operations and new acquisitions are financed through a mix of retained cash and bank borrowings. The Group took out an £80m three-year revolving credit facility in 2002 with a small syndicate of banks, led by The Royal Bank of Scotland plc. The facility is denominated in sterling together with US and Canadian dollars and is used for balance sheet hedging and operational needs. Both the sterling and US dollar elements are used to fund day-to-day working capital requirements. The US and Canadian dollar borrowings provide hedges for assets denominated in those currencies. A further £10m overdraft is also available for short-term working capital funding. The facility is due for renewal in December 2005 and preliminary discussions have taken place with the syndicate members regarding new financing arrangements, to take effect at that

* before goodwill amortisation of £5.9m (2003: £4.9m)

** after purchase of LTIP shares but before dividends, acquisitions and financing

+12.2%

Dividend
A total dividend increase of 12.2%, covered 3.2 times by earnings per share*

Growing markets

Ultra's sales to North America continued to grow in 2004 as did the Group's battlespace IT activity

time. All of the existing banks have expressed a preliminary interest in participating in a future facility, although formal negotiations have yet to take place. The Board is confident that new funding arrangements can be secured well before the end of 2005. At 31 December 2004, 69% of total debt was at floating rates after taking account of the interest rate hedge, which applied to the first £15m of debt.

FOREIGN CURRENCY

Ultra's reported financial results are influenced by movements in exchange rates and the overall impact is a combination of currency translation and currency transaction effects. The biggest sensitivity is to the US and Canadian dollars.

The average rates used in the year to translate the sales and operating profits of Ultra's American and Canadian subsidiaries into sterling weakened by 10% for the US dollar, and 4% for the Canadian dollar, compared to 2003. For the Group as a whole, currency translation effects reduced sales by £9.2m or 3% and operating profit* by £1.0m or 2%.

Some of Ultra's businesses in the UK and Canada also make sales in foreign currencies, mainly US dollars. When the US dollar weakens against local currencies this means that turnover suffers from a negative currency transaction effect. This is partly relieved by sourcing materials in US dollars, thus reducing the overall net exposure to currency fluctuations. The Group policy is to hedge the net exposure on orders in hand using forward foreign exchange contracts, typically extending 18-24 months. Exposure to other currencies is hedged as it arises on specific contracts. Based upon the combined net exposure of about US $70m last year, Group sales in 2004 would have been approximately £3.8m or 1% higher had the overall hedged rate remained unchanged from the previous year. Operating profit* on the same basis would have been £2.3m or 5% higher. Ultra's effective US dollar:sterling rate for 2005, based upon the forward contracts currently in place, is expected to be approximately $1.70.

PENSIONS

In the UK, Ultra offers company-funded retirement benefits to all its employees. These benefits comprise a combination of defined benefit and defined contribution schemes, with most staff still participating in the Ultra Electronics Limited defined benefit scheme. This scheme was closed to new entrants in 2003 and all new joiners are invited to become members of the Ultra Electronics money purchase scheme. The defined benefit scheme was actuarially assessed in April 2004, when its funding level was 97% of the Minimum Funding Requirement. The UK Financial Reporting Standard 17 valuation of the scheme at the end of 2004 showed a deterioration compared to December 2003, with a net deficit of £27.1m (2003: £19.3m), after deducting the associated deferred tax asset. This deterioration occurred despite the Stock Market recovery during the year, and was due to using more conservative valuation assumptions, notably longer life expectancy. The scheme is relatively immature, with just 14% of the members already retired, and remains strongly cash positive. In order to maintain the scheme's financial strength, Ultra has committed to increase its contributions from 15% of pensionable pay to 18% by 2007, a total increase of approximately £0.7m per annum. Ultra's US subsidiaries and Maritime Systems in Canada operate defined contribution schemes and employees at Tactical Communication Systems participate in a limited defined benefit scheme. There was an FRS17 £1.0m deficit on the Tactical Communication Systems scheme at the end of 2004. This will be eliminated over the next ten years by increasing the company contributions by an amount that has been agreed with the scheme actuaries.

INTERNATIONAL ACCOUNTING STANDARDS

As a company listed on the London Stock Exchange, Ultra is required to report its statutory results from 2005 onwards under International Accounting Standards. The first report to be affected will be the interim results, due to be published in August 2005. The Group is well advanced in preparing for the changeover to the new standards and has compiled its 2005 budget on the new basis. It is planned to reissue the 2004 results, restated for International Accounting Standards, during the second quarter of this year. This will provide a set of comparative numbers against which the 2005 results can be compared.

D. Jeffcoat

David Jeffcoat, Finance Director and Company Secretary

* before goodwill amortisation of £5.9m (2003: £4.9m)

Ultra is a responsible citizen

ULTRA BELIEVES THAT IT SHOULD AT ALL TIMES BE A RESPONSIBLE CORPORATE CITIZEN AND THAT THIS CONTRIBUTES TO ULTRA'S LONG-TERM SUPERIOR BUSINESS PERFORMANCE. ULTRA'S POLICIES RELATING TO ITS CORPORATE RESPONSIBILITY ARE ESTABLISHED BY THE BOARD WITH INDIVIDUAL BUSINESSES TAKING RESPONSIBILITY FOR THEIR IMPLEMENTATION.







Ultra believes that it should at all times be a responsible corporate citizen. As such the Group complies with all applicable legislation in the areas of trading, employment, health and safety and the environment. Ultra further believes that, in order to achieve superior business performance, the Group must, in certain areas, exceed the minimum standards required by law. Ultra's policies relating to its corporate responsibility are generally established by the Board with individual businesses taking a major role in their implementation. The policies are discussed below.

CUSTOMERS

Business ethics

Ultra requires that the Group's employees comply with the laws and standards of conduct of the countries in which it does business as well as behaving ethically and with fairness. Directors and employees are required to avoid personal conflicts of interest regarding company business.

In addition, all businesses are strictly required to comply fully with the relevant national export control regulations.

Customer relationships

Ultra promotes good working relationships with all our customers with a special emphasis on "meeting our commitments". The Group receives direct feedback on relationships from customers such as BAE Systems where Ultra is a member of the Major Equipment Supply Programme (MESP) and from UK MoD Supplier Relations Group. These relationships are also regularly recognised by other customers across the range of Ultra businesses through feedback and award processes.

For example, in 2004 Controls received a prestigious award from Airbus in recognition of being rated by airline operators as one of the top ten suppliers of equipment on Airbus aircraft. Also during 2004, recently acquired DNE received "Best Value Gold Medallist" recognition from the Defense Supply Center Richmond, Virginia, while Measurement Systems Inc. received a Raytheon STARS Outstanding Vendor Award in recognition of exemplary performance, high quality standards, and the ability to meet demanding schedules.

EMPLOYEES

Employment practices

Ultra believes that superior business performance can only be achieved through having a committed and efficient workforce. Achieving this high quality of workforce requires Ultra to recruit widely and with no bias or discrimination. It is therefore the policy of Ultra to be an equal opportunities employer and to oppose all forms of unlawful or unfair discrimination on the grounds of sex, race, nationality, disability, sexual orientation, age, marital status, religion or political belief. In addition, the Group is a responsible employer, seeking to achieve a culture of fairness to employees and of being a good place both to work and develop a career. Employees and applicants are treated equally and fairly in respect of recruitment, remuneration, training, promotion and career development.

Many UK businesses are accredited to the Investors In People standard and are regularly audited.

In complying with the Public Interest Disclosure Act 1998 in the United Kingdom, the Group has established a procedure enabling employees to bring matters to the attention of an appropriate manager outside of their own business in the event that they do not feel able to approach their local line management. This procedure was independently reviewed and updated during 2004.

Development and training

The Group actively supports and invests in training and development linked to business needs. Each business is responsible for identifying the training needs of its employees and managing its own training budget. This typically takes place through individual employee performance and development reviews, which are held at least annually.

Specific training programmes are provided for individuals as necessary. Additionally, training programmes on management processes and techniques are run at Group level along with workshops on Ultra's successful competitive strategy process.

Some UK businesses run apprenticeship programmes and a number of businesses offer scholarship and tuition reimbursement programmes. Ultra has also sponsored undergraduate students and supported other development activities such as work placement and work shadowing during 2004.

Within the UK employees are eligible to participate in the Government's Home Computing Initiative. Under the programme, Ultra offers a tax-exempt loan scheme for computer equipment for employees to use at home. The programme was launched in 2004 as part of the "UltraSelect" flexible benefits package and there was a high take up rate with 10% of employees participating. A computer purchase plan is also operated at one business in North America.


NEWS



Benefits

Ultra offers competitive benefits to all employees, which are regularly reviewed. The Group believes in rewarding its employees well for good performance

Commitment

Ultra believes in having an efficient and committed workforce

Benefits

Ultra offers competitive benefits to all employees, which are regularly reviewed. The Group believes in rewarding its employees well for good performance.

There is a very high satisfaction rate among employees based on the results of the employee surveys conducted during 2004 (see Employee consultation below). All US and Canadian employees are offered health plans. In the UK employees can participate in the "UltraSelect" flexible benefits plan. This was first launched in 2000 and in 2004 approximately two-thirds of eligible UK employees participated in the scheme.

Pensions

Ultra's pension arrangements are discussed in the Finance Review.

Pension management and governance is undertaken by pension trustees on behalf of members. The UK defined benefit pension scheme has a statement of investment principles. This includes a statement on socially responsible investment which is delegated to the investment managers. The pension trustees include company nominated and employee elected representatives. Ultra supports the trustees in a number of ways including training to the "Trustee Certificate of Essential Pensions Knowledge" standard which is independently assessed by the Pensions Management Institute.

Succession planning

An annual organisation and succession plan is produced by the Managing Director or President of each business and is used to identify the development actions for employees with high potential. It also reviews

ULTRA PROMOTES GOOD WORKING RELATIONSHIPS WITH ALL ITS CUSTOMERS WITH A SPECIAL EMPHASIS ON MEETING COMMITMENTS.

the performance of the business management teams, defines the local annual training plan and any planned organisation changes.

Employee consultation
Gaining the commitment of the workforce is facilitated by effective communication and consultation. This takes a number of forms such as the bi-annual Group magazine "Ultra News", company-wide strategy and performance presentations, birthday and communication lunches, all-hands meetings and "YOURviews" employee surveys.

The "YOURviews" employee survey provides local management teams with feedback and an opportunity to benchmark across the Group. The process is typically conducted every one to two years; during 2004 the survey took place in eleven businesses and showed high levels of employee satisfaction.

In the United Kingdom more formal Information and Consultation practices were pilot tested during 2004 and will be formally introduced in 2005.

Health and safety
A healthy and committed workforce is necessary to achieve better business results. Accordingly Ultra places great emphasis on maintaining high standards of health and safety. All Ultra businesses are required to have a written local policy, to have the necessary resources to implement the policy, to provide adequate information, instruction and training for employees and to implement monitoring of health and safety standards.

The Chief Operating Officer, who will become Chief Executive, has been appointed as the main Board member with overall health and safety responsibility. The Managing Directors and Presidents of the operating businesses are responsible for implementation of the policy.

Bi-annual audits by independent, external, qualified assessors covering health and safety matters are conducted, the last of which took place in 2003. These were performed by EEF South in the UK and NATLSCO (now Broadspire) in North America. Planning started in 2004 on the 2005 cycle which will cover all Ultra businesses. Previous audits and the resulting follow-up process have proved effective in reaching and maintaining high standards across all sites. In addition, each business is required to submit a separate annual report on health and safety issues. The results of the audits and annual reports are reviewed by the divisional Managing Directors and Chief Operating Officer before a summary is submitted to the Board for review.

Health and safety of employees, visitors and the local community alike is taken very seriously by the Group and the individual businesses. Ultra's commitment to health and safety was exemplified during 2004 by the recognition by RoSPA of PMES through an occupational health and safety award. Other related achievements within Ultra include the establishment of an emergency medical response team and a wellness committee to increase awareness of critical health issues.

SUPPLIERS

Supplier and other partner relationships
Contracts with suppliers are placed following a fair, competitive tendering process on an arms length basis or through formal teaming agreements. Conflicts of interest are avoided at all times. Such relationships engender a cooperative culture which helps with problem solving and helps to accommodate changes to requirements where these occur. Gain-share arrangements are also entered into where appropriate and provide benefits for both Ultra and its suppliers and partners.

Supplier payment policy
Operating businesses are responsible for agreeing the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy that payments to suppliers are made in accordance with those terms, provided that the supplier is also complying with all relevant terms and conditions. The Group's actual payment performance at the end of 2004 is described in the Directors' Report.

COMMUNITY
Ultra recognises the importance of being a responsible partner in the communities in which it operates and in which its employees live. The Group has a positive attitude to environmental issues and is pleased to support selected charities and maintain links with the local communities.

Environment
Ultra recognises it is important, both for its employees and the communities in which it operates, that effective measures are in place to ensure that the Group minimises the environmental impact of its activities.

Ultra has a formal environmental policy that addresses compliance with environmental legislation, conformity with standards for air, waste disposal and noise, the economical use of materials and the establishment of appropriate environmental performance







standards. Progress is monitored through annual reporting and a bi-annual audit process.

The Chief Operating Officer, who will become Chief Executive, has been appointed as the main Board member with overall environmental responsibility. The Managing Directors and Presidents of the operating businesses are responsible for implementation of the policy.

Bi-annual external audits covering *environmental matters are conducted by* independent, external, qualified auditors; the last audit was performed in 2003 by EEF South in the UK and NATLSCO (now Broadspire) in North America. In the year planning started on the 2005 cycle, which will cover all Ultra businesses. As with health and safety the audits and the resulting follow-up process have proved effective in reaching and maintaining high standards of compliance across all sites. In addition each business is required to submit an annual report on environmental issues. The results of the audits and annual reports are reviewed by the divisional Managing Directors and Chief Operating Officer before a summary is submitted to the Board for review.

The trend of improvement in recycling and waste reduction was maintained in 2004 in most Ultra businesses. Investment in new plant has also helped reduce the environmental impact of the Group's operations. For example, a new paint spray gun washing machine has helped reduce solvent usage and produces less hazardous waste while a new conformal coating machine also reduces solvent usage and significantly reduces operator risk. In addition a new high technology surface mount production line will use lead-free solder thereby eliminating the risk of lead contamination when the circuit boards reach the end of their life.

The weight of packaging used by UK businesses is assessed and reported annually to ensure compliance with the current packaging regulations.

Charitable activities
In addition to the charitable donations made by the Group, disclosed in the Directors' Report, Ultra employees are actively supported in their charitable fund-raising endeavours. A large number of local and national charities are supported. For example, employees at a number of businesses in the US raised over $13,000 for the United Way charity. Charitable support led Ocean Systems to receive an "Outstanding Leadership Award" in 2004. Several businesses also collect food and clothing which is distributed to their local communities.

At Airport Systems, employees made voluntary donations in exchange for dressing casually on Fridays while at DNE, employees volunteered to spend time each week mentoring and helping children in a local school. Other activities included, in the UK, the Manchester 10km run, "cancer walks" and local "fun days".

Local links
Links with local universities and other academic institutions are encouraged. During 2004 this has included sponsorship of undergraduate students, work experience placements, work shadowing as well as direct graduate recruitment. For example, Measurement Systems Inc. provided internships for students from the University of New Haven and Fairfield University while Sonar & Communication Systems hosted an "insight" day with Brunel University for young women students considering a career in science and engineering.


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01 Peter Macfarlane* FCA FCT,
Non Executive Chairman, age 66, qualified as a Chartered Accountant with Touche Ross and, after three years with Coopers & Lybrand joined Kimberley Clark, managing their financial affairs in Europe, Africa and the Middle East. He joined Rolls Royce in 1979 as Group Treasurer and, after a period as Director of Corporate Development, was appointed Finance Director in 1989. Mr Macfarlane retired from the board of Allied Domecq plc in 1998 where he had been initially Finance Director and subsequently Chairman of two divisions. He was appointed to the board of Ultra in December 1994.

02 Julian Blogh CBE FIID CEng MIEE,
Chief Executive, age 61, has spent most of his working life in the electronics industry working with Ferranti Radar, Plessey Radar and Dowty Electronic Systems. He was Managing Director of Sonar & Communication Systems from 1987 to 1992, when he was appointed Managing Director of Dowty Avionics. He became Chief Executive of Ultra Electronics when it began trading in October 1993 and was also appointed Deputy Chairman in April 2004.

03 Douglas Caster BSc MIEE,
Chief Operating Officer, age 51, started as a Design Engineer with Racal in 1975, before moving to Schlumberger and then to Dowty as Engineering Director of Sonar & Communication Systems in 1988. In 1992, he became Managing Director of that division and joined the board of Ultra in October 1993. In 1999 he became Managing Director of Command & Control Systems with responsibility for Manufacturing & Card Systems, PMES, and APC. In April 2000, he was promoted to the position of Managing Director of the Information & Power Systems division and in April 2004 he was appointed to his current position.

04 Chris Bailey* FCA MCT,
Non-Executive Director, aged 58, was appointed to the board in January 2005. Mr Bailey joined English China Clays plc in 1969 becoming Finance Director of ECC Construction Materials Ltd in 1985. In 1994 he became Group Finance Director of CAMAS plc and in 1997, following that company's merger with Bardon Group plc to form Aggregate Industries plc, he became Group Finance Director, a position he held until his retirement in 2004. Mr Bailey is also a Non-Executive Director of Rok property solutions plc with effect from 1 March 2005.

05 Ian Griffiths* BSc,
Non-Executive Director, age 54 , was appointed to the board in April 2003. He is a main board executive director of GKN plc, where he is Group Managing Director GKN Automotive. In this role, to which he was appointed in October 2004, Mr Griffiths is responsible for all of GKN's Automotive activities world wide. Prior to this he was Chief Executive of GKN Driveline, a major division of GKN with facilities in 30 countries designing and manufacturing driveline components and systems. He has been a member of the GKN Driveline senior management team since 1990 during which time he has been responsible for operations in the UK, USA, and global Marketing and Engineering based in Germany. He was appointed Chief Executive of GKN Driveline in November 2000 and to GKN plc main board in January 2001.

06 Andy Hamment BA FRAeS,
Group Marketing Director, age 50, started his career with Hawker Siddeley before moving to Schlumberger in 1980, working in procurement and then marketing at Weston Aerospace before transferring to Solartron as Aerospace Business Manager. He joined Dowty in 1988 as Managing Director of the Controls business. He was appointed to his current position in July 2000 and joined the board at that time.

07 Frank Hope PhD CPhys MInstP,
Managing Director, Information & Power Systems, age 50, started his career with Tecalemit as a design engineer working on robotics. He spent 13 years with Avimo Limited latterly as Managing Director, having previously held the positions of Technical Director and Operations Director. He joined Ultra in 1994 as Managing Director of the Electrics division. Dr Hope was appointed to the board of Ultra in January 1999 and in April 2000 became Managing Director of Aircraft & Vehicle Systems. He was appointed to his current position in April 2004.

08 David Jeffcoat BA FCMA,
Finance Director and Company Secretary, age 54, started his career as a production engineer in the car industry. Since qualifying as an accountant he has held senior financial positions in several large corporations including GlaxoWellcome plc, where he was Finance Director of two subsidiaries. Before joining Ultra he was Group Financial Controller of Smiths Industries plc for three years. He was appointed to the board in July 2000.

09 Andrew Walker* MA CEng,
Senior Non-Executive Director, age 53, was appointed to the board in June 1996. He is Chairman of both the Audit and Remuneration Committees. Joining the Dowty Group plc in 1978, he became an operating board member in 1991. Following TI Group's acquisition of Dowty, he became Managing Director of John Crane Polymer Engineering. He was Chief Executive of South Wales Electricity plc (SWALEC) from 1993 to 1996, and was Chief Executive of McKechnie plc from 1997 to 2001. Mr Walker is also a Non-Executive Director of Halma plc, API Group plc, Manganese Bronze Holdings plc, Porvair plc and is Chairman of Bioganix Ltd.

*Audit and Remuneration Committee members

Business addresses

Tactical & Sonar Systems

DNE Technologies
50 Barnes Park North
Wallingford
Connecticut 06492-5912
USA
Tel: +1 203 265 7151
Fax: +1 203 265 9101

Flightline Systems
7625 Omnitech Place
Victor
New York 14564-9795
USA
Tel: +1 585 924 4000
Fax: +1 585 924 5732

Maritime Systems
40 Atlantic Street
Dartmouth
Nova Scotia B2Y4N2
Canada
Tel: +1 902 466 7491
Fax: +1 902 463 6098

Ocean Systems
115 Bay State Drive
Braintree
Massachusetts 02184-5203
USA
Tel: +1 781 848 3400
Fax: +1 781 843 2153

Sonar & Communication Systems
419 Bridport Road
Greenford
Middlesex UB6 8UA
England
Tel: +44 (0) 20 8813 4567
Fax: +44 (0) 20 8813 4568

Tactical Communication Systems
600 Dr Frederik Philips Boulevard
Ville Saint-Laurent
Quebec H4M2S9
Canada
Tel: +1 514 855 6363
Fax: +1 514 855 6353

UnderSea Sensor Systems Inc.
4578 East Park 30 Drive
Columbia City
Indiana 46725-8869
USA
Tel: +1 260 248 3500
Fax: +1 260 248 3510

Aircraft & Vehicle Systems

Controls Division
417 Bridport Road
Greenford
Middlesex UB6 8UA
England
Tel: +44 (0) 20 8813 4444
Fax: +44 (0) 20 8813 4351

Datel
1 Chain Caul Way
Ashton-on-Ribble
Preston PR2 2YL
England
Tel: +44 (0) 1772 325200
Fax: +44 (0) 1772 325201

Electrics Division
Kingsditch Lane
Cheltenham
Gloucestershire GL51 9PG
England
Tel: +44 (0) 1242 221166
Fax: +44 (0) 1242 221167

Measurement Systems Inc.
777 Commerce Drive
Fairfield
Connecticut 06432
USA
Tel: +1 203 336 4590
Fax: +1 203 336 5945

Precision Air Systems
Anson Business Park
Cheltenham Road East
Gloucester GL2 9QN
England
Tel: +44 (0) 1452 714382
Fax: +44 (0) 1452 715252

Information & Power Systems

Advanced Tactical Systems
3300 Duval Road, Suite 200
Austin
Texas 78759
USA
Tel: +1 512 327 6795
Fax: +1 512 327 8043

Airport Systems
The Oaks
Crewe Road
Wythenshawe
Manchester M23 9SS
England
Tel: +44 (0) 161 946 3600
Fax: +44 (0) 161 946 3601

Command & Control Systems
Knaves Beech Business Centre
Loudwater
High Wycombe
Buckinghamshire HP10 9UT
England
Tel: +44 (0) 1628 530000
Fax: +44 (0) 1628 524557

EMS
95 Horseblock Road
PO Box 640
Yaphank
New York 11980
USA
Tel: +1 631 345 6200
Fax: +1 631 345 6216

Manufacturing & Card Systems
Waverley House
Hampshire Road
Granby Estate
Weymouth
Dorset DT4 9XD
England
Tel: +44 (0) 1305 784738
Fax: +44 (0) 1305 777904

PMES
Armitage Road
Rugeley
Staffordshire WS15 1DR
England
Tel: +44 (0) 1889 503300
Fax: +44 (0) 1889 572929

SML Technologies
316 Botley Road
Burridge
Southampton
Hampshire SO31 1BQ
England
Tel: +44 (0) 1489 557373
Fax: +44 (0) 1489 557374

Ultra
ELECTRONICS

Registered Office:
Ultra Electronics Holdings plc
417 Bridport Road
Greenford
Middlesex UB6 8UA
England
Tel: +44 (0) 20 8813 4321
Fax: +44 (0) 20 8813 4322
www.ultra-electronics.com
information@ultra-electronics.com

Design: HAT Associates +44 (0)1242 253112

Directors' report

For the year ended 31 December 2004

The Directors present their annual report on the affairs of the Group, together with the accounts and auditors' report, for the year ended 31 December 2004. Details in relation to health, safety and the environment, business ethics and employment practice and employee consultation are included in the Corporate Responsibility Statement on page 22.

Principal activity

Ultra Electronics is a group of businesses engaged in the design, development and manufacture of electronic systems for the international defence and aerospace markets.

Results and dividends

The review of operations is contained on pages 4 to 17. Group results and dividends are as follows:

		2004 £'000
Balance on profit and loss account, beginning of year		**34,366**
Profit for the financial year		**23,477**
Dividends:	Interim paid of 4.6p per share	**(3,089)**
	Final proposed of 9.2p per share	**(6,157)**
Foreign exchange differences		**196**
Balance on profit and loss account, end of year		**48,793**

The final 2004 dividend is proposed to be paid on 6 May 2005 to shareholders on the register at 15 April 2005. The interim dividend was paid on 27 September 2004, making a total of 13.8p (2003: 12.3p) per share for the year.

Future developments

A review of the activities and future developments of the Group is contained in the Chief Executive's Review on pages 4 to 17.

Research and development

The Directors are committed to maintaining a significant level of research and development expenditure in order to expand the Group's range of proprietary products. During the year a total of £70.4 million (2003: £65.4 million) was spent on engineering development of which £54.9 million (2003: £52.7 million) was funded by customers and £15.5 million (2003: £12.7 million) by the Group.

Directors and their interests

The Directors who served in the year and their interests in the shares of the Company are listed on page 37.

Substantial shareholdings

At 21 February 2005, the Company had been notified in accordance with Sections 198-208 of the Companies Act 1985 that the following were registered as having an interest in 3% or more of the Company's ordinary share capital:

	Percentage of ordinary share capital	Number of 5p ordinary shares
Deutsche Bank AG	13.97	9,343,577
Barclays plc	5.95	3,978,477
Legal and General	3.58	2,397,439
The Aegon UK plc Group of Companies	3.18	2,106,714
Morley Fund Management	3.15	2,106,456
Sun Life Assurance	3.09	2,064,069
Lloyds TSB Group plc	3.02	2,015,937

Charitable and political contributions

The Group contributed £19,000 (2003: £28,000) to charities and made no contributions for political purposes in either year.

Supplier payment policy

Operating divisions are responsible for agreeing the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy that payments to suppliers are made in accordance with those terms, provided that the supplier is also complying with all relevant terms and conditions.

Trade creditor days of the Group for the year ended 31 December 2004 were 51 days (2003: 43 days), based on the ratio of Group trade creditors at the end of the year to the amounts invoiced during the year by suppliers. The Company had no trade creditors at either year-end.

Annual General Meeting

Explanation of special business resolutions is given below:

Resolution 8

This resolution authorises the Directors to allot shares in the Company up to a maximum nominal amount of £1,115,075 (one third of the allotted and fully paid up share capital of the Company).

Resolution 9

This resolution authorises the Directors to allot shares for cash, without first having offered to allot such shares to existing shareholders in proportion to their existing holdings, in respect of 5% of the total issued share capital of the Company. Resolutions 8 and 9 comply with the Association of British Insurers' guidelines and renew similar authorities given previously. The authorities expire on the earlier of the conclusion of the next Annual General Meeting of the Company or 15 months after the date of passing these resolutions. The Directors have no current intention to exercise the authorities sought by these resolutions except for employee share option schemes.

Resolution 10

This resolution authorises the Directors to purchase up to a total of 3,345,226 of the Company's shares (representing 5% of the issued share capital of the Company). This authority expires on the earlier of 12 months from the date of passing this resolution or the conclusion of the next Annual General Meeting of the Company.

The Directors will use the share purchase authority with discretion. In reaching a decision to purchase shares of the Company the Directors would take account of the Company's business and any impact on earnings per share and net tangible assets per share. The Directors have no current intention to exercise the authority sought by this resolution.

By order of the Board,

D. Jeffcoat
Company Secretary
21 February 2005

Registered Office: 417 Bridport Road, Greenford, Middlesex UB6 8UA
Registered Number: 2830397

Corporate governance

Combined code compliance

The Group complies with the Combined Code provisions on Corporate Governance issued in June 1998. During the past year it has operated all of the procedures necessary to follow the 1999 internal control guidelines and has maintained a reporting process in accordance with them. *During 2004, the Group was close to full compliance with the provisions* of the new Combined Code ("the Code") on Corporate Governance that was published in July 2003. A summary of the Group's compliance position follows, with details of the exceptions.

Main Board

The Board deals with the important aspects of the Group's affairs including setting and monitoring strategy, reviewing performance, ensuring that the Group has adequate financial resources and reporting to shareholders. The Board has established Audit, Nominations and Remuneration Committees, to which certain key responsibilities are delegated. These responsibilities, which are in line with the recommendations of the Combined Code, are set out below.

At the end of 2004 the main Board comprised the Chairman, two independent non-executive Directors and five executive Directors. The Chairman, Peter Macfarlane, will be retiring after the Annual General Meeting. As discussed in the 2003 Annual Report, the Board is proposing to appoint the current Chief Executive of Ultra, Julian Blogh, as his successor. The Board recognises that this step will not conform with the Code guidelines, but believes that this is an exceptional case. Dr Blogh's contribution to Ultra's development since its formation eleven years ago is such that it would be a significant loss to the shareholders if he were to leave the Group completely at this time. He has an outstanding track record in developing and implementing the Group's strategy and has created substantial shareholder value; the average shareholder return during the eight year period since flotation in 1996 is more than 15% per annum. Dr Blogh has a detailed understanding of Ultra's technology, its major programmes and its markets. With this background the Directors believe that he will provide a much more effective and independent challenge to the executive team than a new Chairman recruited from outside the Group. The Board's view has been supported by the Group's major shareholders during a recent series of consultation meetings. Dr Blogh will be replaced as Chief Executive by Douglas Caster, an existing executive Director and currently Chief Operating Officer of Ultra. As senior independent non-executive director, Andrew Walker will have particular responsibility, on behalf of the Board, for safeguarding the provisions of the Combined Code on corporate governance. Mr Walker will be available to shareholders if they have concerns that contact through the normal channels of Chairman, Chief Executive or Finance Director has failed to resolve, or for which such contact is inappropriate.

The Board is proposing to replace Mr Macfarlane as an independent non-executive Director by Christopher Bailey. He was appointed to the Board in January 2005 and is standing for re-election at the Annual General Meeting. Mr Bailey's curriculum vitae can be found on page 26 of this report. These changes will mean that the future composition of the Board will be the Chairman, three independent non-executive Directors and four executive Directors. Although the Code calls for the majority of the Board to be independent non-executive Directors, it is the view of the Directors that the proposed structure will be appropriate for Ultra given the relative complexity of the business and the desire of the Board to maintain a flexible, rapid and informed decision-making process. Any further increase in the number of non-executive Directors at this time would result in reduced focus, slower decisions and a higher cost base.

Mr Jeffcoat, who was appointed to the Board in 2000, is both Finance Director and Company Secretary, reporting to the Chief Executive. The Board believes that Mr Jeffcoat is able effectively to maintain sufficient separation of his two roles to avoid any significant conflicts of interest. Ultra's lean management structure does not permit extra costs to be incurred by appointing an independent Company Secretary.

The Board met eleven times during the year. Details of the numbers of meetings of the main Board and its sub-committees that were attended by the individual directors are set out in the table on page 31.

Key decisions that are delegated to the Chief Executive include the approval of budgeted capital investments below £500,000 in value, major contract bids below £100 million, the appointment and dismissal of business unit Managing Directors and their individual levels of remuneration, and charitable donations with the advice of an internal charities committee.

Audit Committee

The Board has overall responsibility for reviewing the effectiveness of internal control procedures throughout the Group, although the Audit Committee monitors the internal financial control procedures that are operated by the Group and their effectiveness.

During 2004 the Audit Committee has comprised Andrew Walker, senior independent non-executive Director, Ian Griffiths and Peter Macfarlane. Mr Walker was appointed Committee Chairman with effect from January 2004. Mr Macfarlane has been a member of the Committee for a number of years and was the Chairman until 2003. The Board decided that he should continue as a Committee member even though he is the Chairman of the Group and this is not consistent with the provisions of the Code. He is a qualified accountant and was Finance Director of Allied Domecq until the late 1990s. This experience has given him wide ranging financial expertise invaluable to the Committee, where he plays an important role in monitoring the integrity of the Group's financial statements and the overall financial performance of the Group. The proposed new non-executive Director, Mr Bailey, was Group Finance Director of Aggregate Industries plc for seven years until his retirement in 2004. It is the intention of the Board that he will replace Mr Macfarlane as a member of the Committee, where his recent financial experience will be of great benefit to the Board.

The Committee met three times during the year and the main topics considered during the meetings were:

- agreeing the strategy and scope of planned internal and external audit activities;
- reviewing the outcome of internal and external audits carried out and agreeing upon the necessary actions;
- reviewing the financial results of the Group and the formal external announcements relating to them; and
- monitoring the independence and effectiveness of the internal and external audit functions, both of which are carried out by professional accounting firms on behalf of the Group.

It is the policy of the Group that non-audit services provided by Deloitte & Touche LLP, the Group's external auditors, be normally restricted to regulatory reporting, due diligence assignments of potential acquisition targets and other attestation work. In connection with due diligence assignments, the Board believes that Deloitte's familiarity with the specialised accounting techniques that are involved in the Group's long-term contracting activities serves them well in carrying out effective due diligence reviews of other similar companies.

Nominations Committee

The Nominations Committee comprises the non-executive Directors and the Chief Executive. The Committee is chaired by Peter Macfarlane and met twice during 2004. The key responsibility of the Committee is to review all main Board and sub-committee appointments. The main actions taken by the Committee during the year were to recommend the appointment of Julian Blogh as Chairman as successor to Peter Macfarlane and to recommend the appointment of Douglas Caster as Chief Executive as successor to Dr Blogh.

In addition the Committee initiated the process for the recruitment of Christopher Bailey, a new non-executive Director. The process used to recruit Mr Bailey involved preparing a job description and candidate profile, appointing executive search consultants to recommend a shortlist of potential candidates and conducting a series of interviews with them before selecting Mr Bailey as the most suitable. The Board is confident that this process has resulted in the appointment of a Director who will bring to the Group the benefit of his extensive financial management experience in a long-term contract environment that has many similarities to Ultra's core business.

Remuneration Committee

The Board Remuneration Committee consists of Andrew Walker - Chairman, Peter Macfarlane and Ian Griffiths. It met five times during the year. The Committee is responsible for evaluating the performance of the executive Directors, including the Chief Executive, and for setting their levels of remuneration. It also meets without the Group Chairman being present to agree his remuneration. A Remuneration report is included on page 34, together with details of the Directors' pension entitlements, long-term incentive share awards and shareholdings. It is intended that Mr Bailey will replace Mr Macfarlane as a member of the Committee following his retirement.

Evaluation of Board and Committee effectiveness

The Directors conducted a review of the effectiveness of the Main Board and its sub-committees during the year, in accordance with the recommendations of the Code. This review was carried out with the assistance of external consultants and was based upon a questionnaire that was completed independently by all members of the Board. The scope of the review covered the Board structure, processes and administration, together with the effectiveness of information dissemination. The results were communicated to the Directors in a written report. This was considered at a dedicated meeting and a number of actions were agreed as a result. Progress on previous actions will be monitored by the Board annually and the review process will be repeated on a regular basis in the future.

Directors re-election

Christopher Bailey is standing for re-election to the Board, having been appointed by the Directors in January 2005. Julian Blogh and Frank Hope are retiring by rotation in accordance with the Articles of Association and are standing for re-election. Although not standing for re-election this year, Andrew Walker has served as a Director for more than eight years. Given the complexity of the Group's activities, his previous experience as an executive director of several major groups and his extensive knowledge of Ultra mean that he is well qualified for his current position on Ultra's Board. The Directors are convinced that Mr Walker remains highly effective in his role as senior non-executive and that it is in the best interests of the shareholders for him to continue.

Meeting attendance

	Main Board	Audit Committee	Nominations Committee	Remuneration Committee
Number of meetings	11	3	2	5
J. Blogh	11	-	2	-
D. Caster	10	-	-	-
I. Griffiths	11	3	2	5
A. Hamment	11	-	-	-
F. Hope	11	-	-	-
D. Jeffcoat[1]	11	3	2	4
P. Macfarlane	10	3	2	4
A. Walker	9	2	2	5

[1] Mr Jeffcoat is secretary to the Board and all three sub-committees. He attends all Committee meetings in that capacity.

Internal controls

The Combined Code states that Directors should review the effectiveness of the Group's entire system of internal controls, covering business risks associated with strategic, operational, financial and information technology matters.

Ultra's internal controls are designed to meet the Group's particular needs and the risks to which it is exposed. In this context the controls can provide only reasonable, not absolute, assurance against material errors, losses or fraud. The key features of the internal control system that operated during the year are described below.

Control environment

Ultra's organisational structure has clearly defined lines of responsibility and delegated authorities, which have been reviewed by the Board during the year to ensure that they are still relevant given the current size and structure of the Group. Ethical values and control consciousness are communicated to managers and staff via performance appraisal and development and training programmes.

All businesses are required to maintain written financial procedure manuals that are consistent with the control principles and policies that are set out in the Ultra Group Finance Manual. Acquisitions, major capital investments and bids above a defined value require Board approval, with smaller investment decisions delegated to the Chief Executive.

Risk management

Management has a responsibility for identifying the risks facing Ultra's businesses and for putting in place procedures to monitor and mitigate such risks. Strategic risks are formally assessed by the Board during the annual strategic planning process and steps are taken following this process to ensure that all such risks are minimised throughout the year.

Operational risks are monitored as part of the Group's monthly business performance review process. Business units are required to report on all key areas of risk, indicating situations that are not compliant with normal controls. Remedial actions must be proposed and such situations are then monitored until a satisfactory conclusion is reached. All significant deviations are reported to the Board by the responsible Director twice annually.

The Board has established an Internal Audit process, carried out by Ernst & Young LLP, to review financial and information systems control procedures throughout the Group. All business units are audited at least once every two years and those judged to represent a higher risk are reviewed more often. In addition all newly acquired businesses are audited within six months of the acquisition date. Internal Audit reports to the Chairman of the Audit Committee and presents its findings to the Committee twice annually. Follow-up actions to deal with any control weaknesses are reported to the Committee every six months and Internal Audit confirms that satisfactory progress has been made during its next visit to the business concerned.

In addition the executive directors take an active role in identifying and assessing potential risks in all areas of the business. This is achieved both through the normal monthly business review programme and also through day-to-day management contact.

Financial reporting systems

The Group has a comprehensive system of financial reporting covering key performance indicators such as sales, profits and cash flow. The annual budget and five year strategic plan for each business are approved by the executive Directors and the Board approves the Group's budget and plan. The actual results for each business and variances against budget are reported monthly to the Board, normally during the third week of the following month. Revised forecasts for the half-year and full-year are prepared monthly for each business unit, and for the Group as a whole, and also presented to the Board.

Shareholder communication

The Group encourages two-way communications with both institutional and private investors and endeavours to respond promptly to queries received. Ultra's website provides detailed financial and business information about the Group. Meetings between Directors, institutional shareholders and other market professionals are held regularly as a part of Ultra's investor relations programme. Shareholders are invited to attend the Annual General Meeting, to ask questions during the meeting and to meet individual Directors after the formal proceedings have ended. Documentation relevant to Ultra's governance framework will be available for inspection before the Annual General Meeting, including the terms of reference of the Board and its sub-committees and the Directors' contracts of employment. The terms of reference can also be found on the Group website.

Effectiveness of controls

The Board accepts overall responsibility for reviewing the operation and effectiveness of the Group's internal control framework on a regular basis; internal procedures are reviewed and updated where necessary. The Board has performed a specific assessment for the purpose of this annual report. This assessment considered all significant aspects of internal control arising during the period covered by the report, including the work of Internal Audit. The Audit Committee assists the Board in discharging its review responsibilities.

Going concern

After making enquiries the Directors have established that the Group's forward order book provides satisfactory cover for trading in the year to come and have a reasonable expectation that the Company and Group have adequate financial

Going concern (continued)

resources to continue in operational existence for the foreseeable future. The Board recognises that the Group's banking facilities will fall due for renewal in December 2005. Initial discussions with the Group's bankers have taken place and there is a strong indication that the facility will be renewed without undue difficulty, given Ultra's strong credit standing. For these reasons, the Board continues to adopt a going concern basis in preparing the accounts.

Statement of responsibilities

Company law requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group and its cash flows for that period. In preparing those accounts the Directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

UNAUDITED INFORMATION

Composition and role of the Remuneration Committee ('the Committee')

The Company complies with the relevant conditions of the Combined Code on Corporate Governance relating to Directors' remuneration as published by the London Stock Exchange and the Directors' Remuneration Report Regulations 2002.

Andrew Walker is the Chairman of the Committee and the other members are Peter Macfarlane and Ian Griffiths. All three members are non-executive Directors.

The task of the Committee is to make recommendations to the Board on the framework of executive remuneration, and to determine annually the individual salaries, annual bonuses payable (if any) and other terms and conditions of employment of the executive Directors and other senior executives. The Committee also approves the terms of any discretionary share schemes in which executive Directors and senior executives may be invited to participate, and the terms of the Company's Savings Related Share Option Scheme and All-Employee Share Ownership Plan.

The Committee consulted Dr Julian Blogh, Chief Executive, with regard to the remuneration and benefits packages offered to executive Directors and senior executives during the year, except in relation to his own remuneration and benefits package.

In addition, wholly independent advice on executive remuneration and share schemes was received from New Bridge Street Consultants who were appointed by the Company and who provided no other services to the Company during the year, save for ongoing advice in connection with the operation of the Company's share schemes.

Remuneration policy

The policy of the Committee is to reward senior management competitively, enabling the Company to recruit, motivate and retain executives of high calibre, whilst avoiding paying excessive remuneration. Further details of the remuneration policy followed by the Committee are set out below. The remuneration practices adopted by a group of like companies that, in the opinion of the Committee, face similar remuneration issues to the Company are considered, with guidance from the remuneration consultants who advise the Committee. The size and nature of each key element of the remuneration package of executive Directors has been determined following this analysis.

It is the aim of the Committee to encourage and reward high performance. It is the opinion of the Committee that shareholders' interests are best served by setting a moderate level of fixed pay, while providing competitive potential levels of total remuneration through short and longer term incentive arrangements which require the satisfaction of challenging performance conditions. Therefore, a significant proportion of the executive Director's remuneration is performance-linked.

Salaries

Salaries of executive Directors are reviewed by the Committee annually. In addition to an analysis presented by New Bridge Street Consultants, the Committee uses published salary surveys and information available in the annual reports of similar companies as sources of market information. The Committee takes account of pay and employment conditions elsewhere in the Group when determining annual salary increases.

Specific factors taken into account by the Committee when determining each executive Director's base salary are:

- the median level of base salary for a similar position within a like group of companies;
- the individual Director's performance; and
- the responsibilities of the respective Director.

The Chairman's remuneration is set by the Committee, which meets without him for this purpose. The remaining non-executive Directors' fees are set by a Committee comprising the executive Directors. In all cases the remuneration awards are based upon published salary surveys, taking account of individual responsibilities. Mr Walker is Chairman of the Audit and Remuneration Committees and receives additional remuneration as a result. In his capacity as Company Chairman, Mr Macfarlane is also Chairman of the Nominations Committee.

Annual bonus scheme

Bonus payments are based upon the achievement of operating profit and cash flow targets. The maximum bonus for 2004 was 50% of base salary, of which 10% related to the achievement of a £39,420,000 profit before tax and goodwill amortisation and 40% to achieving an operating cash flow of £42,231,000 after capital expenditure and purchase of Long-Term Incentive Plan shares. The actual results for the year led to a bonus pay-out of 47.4%. The pay-out was below the maximum despite the above target full year results because of higher working capital levels during the year. The performance measures for bonus payments are reviewed annually by the Committee to ensure that they are appropriate to the current market conditions and position of the Group and, therefore, that they continue to remain challenging. It is the opinion of the Committee that the use of operating profit and cash flow targets remains appropriate for the 2005 bonus scheme.

Long-Term Incentive Plan

In April 2002, shareholders approved the establishment of the Ultra Electronics Long-Term Incentive Plan 2002-2007 (the 'New LTIP') to replace the previous Ultra Electronics Long-Term Incentive Plan (the 'Old LTIP') that had expired. The Committee's current policy is for the New LTIP to be the sole vehicle through which long-term incentives are provided to executive Directors and that executive Directors who participate in the New LTIP will not be granted options under either the Company Share Option Plan or the Executive Share Option Scheme (which are share schemes operated by the Company for the benefit of less senior executives and certain key employees).

Under the New LTIP, a participant may be granted an award over ordinary shares worth up to 100% of gross base salary each year. The vesting of awards is dependent on the extent to which genuinely stretching Earnings Per Share ('EPS') based performance conditions are met over the three-year period following grant. The Committee believes that the most appropriate approach to determine the extent to which these performance targets are achieved is for the relevant calculations to be undertaken by an independent third party. For the purposes of the performance targets, the Company's EPS will be calculated before goodwill amortisation but after exceptional items.

More particularly, the Committee's current policy is for vesting of awards to be dependent upon the Company's EPS growth over this three-year period relative to the EPS growth of the following group of companies:

Alba plc	*Domino Printing Sciences plc*	*Smiths Group plc*
Amstrad plc	Halma plc	Spirax-Sarco Engineering plc
BAE Systems plc	Hampson Industries plc	Telemetrix plc
Charter plc	Meggitt plc	TT Electronics plc
Chemring Group plc	Pressac plc	Vitec Group plc
Chloride Group plc	Rolls-Royce plc	Volex Group plc
Cobham plc	Rotork plc	VT Group plc
Delta plc	Senior plc	Whatman plc

Vesting commences at 20% for median performance, rising on a straight-line basis so that the award vests in full for upper-quartile performance. To the extent that the targets are not met at the end of the three-year period, the award lapses. Ultra achieved third quartile EPS growth performance during the period 2001-2003 and therefore the 2001 award vested at 84%.

The Committee believes that the appropriate performance measure for New LTIP awards is comparative EPS, because this measure ensures that the Company's earnings growth must be at the upper-quartile of a group of similar companies before awards vest in full. Such earnings growth performance, sustained over the medium to long-term, should ensure above average share price growth, and hence out performance against market benchmarks in creating shareholder value.

The executive Directors are also eligible to participate in the Company's Inland Revenue approved Savings Related Share Option ('SAYE') Scheme and All-Employee Share Ownership Plan ('AESOP'). Under the SAYE Scheme, participants open an approved savings account. When the saving starts, options are granted to acquire the number of shares that the total savings (plus bonuses payable) will buy when the contract matures.

Long-Term Incentive Plan (continued)

Under the AESOP, employees in the UK are offered the opportunity to buy shares up to the value of £1,500 per year from pre-tax salary. Shares are then held in trust on behalf of employees until the maturity date or until they leave the Company.

Total Shareholder Return performance graph

The graph below shows the Total Shareholder Return ('TSR') performance of the Company in comparison to the FTSE Mid 250 over the past 5 years. The graph shows the value at the end of 2004 of £100 invested at the end of 1999, in the Company and in the Index.

The Committee considers the FTSE Mid 250 index a relevant index for TSR comparison as the index members represent a broad range of UK quoted companies.

Total Shareholder Return

Source: Datastream


200
180
160
140
120
100
80
60
Value (£)
31 December 99
31 December 00
31 December 01
31 December 02
31 December 03
31 December 04
Ultra Electronics
FTSE Mid 250 Index

Directors' service contracts

The service contracts of executive Directors have a notice period of one year, which the Committee considers appropriately reflects both current market practice and the balance between the interests of the Company and each executive Director. In the event of early termination, it is the Committee's policy that the amount of compensation paid to executive Directors will be considered in the light of all the relevant circumstances, subject to the overriding conditions that:

- the Committee's aim will be to avoid rewarding poor performance;
- the duty of the relevant executive Director to mitigate his loss will be taken into account; and
- no compensation payment can exceed one year's salary.

The following table provides more information on each Director's service contract:

Name	Date of contract	Notice period
C. Bailey	28 January 2005	N/A
J. Blogh	25 September 1996	12 months
D. Caster	25 September 1996	12 months
I. Griffiths	1 April 2004	N/A
A. Hamment	1 July 2000	12 months
F. Hope	1 January 1999	12 months
D. Jeffcoat	10 July 2000	12 months
P. Macfarlane	1 January 2004	N/A
A. Walker	1 January 2004	N/A

No executive Directors have provisions in their contracts for compensation on early termination other than the notice period. The non-executive Directors have fixed twelve-month contracts with no notice period. There are no provisions in their contracts for compensation on early termination. Christopher Bailey was appointed as a Director on 28 January 2005. Mr Bailey received no emoluments or benefits for 2004 and holds no shares in the Company as at 21 February 2005.

AUDITED INFORMATION

Directors' pension entitlements

The Company operates a contributory pension scheme for current executive Directors. A pension equal to two-thirds of salary at retirement is provided at the normal retirement age of 63 years. Where pensionable service is less than 20 years, the pension is calculated at one-thirtieth of the retirement salary for each year of service. With the Company's consent, executive Directors may retire from age 50. After age 58, Company consent to early retirement is not required. Pensions are reduced in the event of early retirement. Death-in-service cover is a lump sum of four times pensionable earnings. In addition, a spouse's pension of 33% of pensionable earnings is payable, together with an allowance for dependent children up to a maximum of 33% of pensionable earnings where relevant. On the death of a retired Director, a spouse's pension of 50% of the Director's pension is payable. Once the pension is in payment, the part of the Director's pension above the Guaranteed Minimum Pension will be increased each year in line with the increase in the retail price index, capped at 7.5%, above which increases are at the Trustees' discretion.

The table below sets out the pension benefits earned by executive Directors for the year ended 31 December 2004:

	Age at year-end	Accrued benefit at beginning of period	Increase in period (net of indexation)	Transfer value of increase in period	Accrued benefit at end of period	Transfer value at beginning of period	Transfer value at end of period	Movement in transfer value during period*
		£'000	£'000	£'000	£'000	£'000	£'000	£'000
J. Blogh	61	147	33	499	185	2,152	2,842	675
D. Caster	51	56	17	154	75	521	736	202
A. Hamment	50	43	3	16	46	366	424	50
F. Hope	50	27	3	20	30	228	276	41
D. Jeffcoat	54	11	3	29	15	122	172	40

*Less Director's contributions.

Directors' remuneration

Directors' emoluments are detailed below:

	Basic salary	Other cash emoluments	Fees	Annual performance bonus	Benefits	2004 Total	2003 Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
P. Macfarlane	-	-	70	-	-	70	66
J. Blogh	220	1	-	104	19	344	401
D. Caster	188	-	-	89	20	297	244
I. Griffiths	-	-	27	-	-	27	19
A. Hamment	123	11	-	58	2	194	197
F. Holroyd	-	-	-	-	-	-	14
F. Hope	161	-	-	76	19	256	233
D. Jeffcoat	162	11	-	77	7	257	242
A. Walker	-	-	32	-	-	32	26
	854	23	129	404	67	1,477	1,442

Pension contributions to Directors of £118,600 (2003: £104,500) were paid by the Company, including £33,075 (2003: £34,400) in respect of the highest paid Director. Other benefits of executive Directors comprise a car (or allowance), provision of fuel and insurances for life, personal accident and family medical cover. Non-executive Directors are not eligible for pension scheme membership and do not participate in any of the Group's bonus or other incentive plans.

Directors' interests under Long-Term Incentive Plans

As described above, the Company operated the Old LTIP until its expiry and replacement by the New LTIP. Details of the executive Directors' interests in these arrangements are given below:

Interests under the Ultra Electronics Long-Term Incentive Plan (the 'Old LTIP')

Award periods	No. of shares J. Blogh	D. Caster	A. Hamment	F. Hope	D. Jeffcoat	Market price of shares granted	Crystallising dates of outstanding awards
2001	45,455	28,671	23,310	26,340	30,303	£4.29	April 2004
2002	52,170	31,302	24,662	29,879	32,013	£4.22	April 2005
Interests at 1 January 2004	97,625	59,973	47,972	56,219	62,316		
2001 award crystallised during the year	(38,182)	(24,084)	(19,580)	(22,126)	(25,455)		
2001 award lapsed during year	(7,273)	(4,587)	(3,730)	(4,214)	(4,848)		
Interests at 31 December 2004	**52,170**	**31,302**	**24,662**	**29,879**	**32,013**		

The 2001 award crystallised during the year as detailed above. This award was granted under the Old LTIP that was subject to the same performance conditions disclosed above in relation to the New LTIP. The actual date of the award was February 2001. The market price of the shares when granted was £4.29: the market price of the shares on vesting was £5.89. The aggregate gain made by the executive Directors under the Old LTIP during the year was £762,325 (2003: £539,589).

No awards were made under the Old LTIP in 2004, nor shall be made in the future.

Interests under the Ultra Electronics Long-Term Incentive Plan 2002-2007 (the 'New LTIP')

Award periods	No. of shares J. Blogh	D. Caster	A. Hamment	F. Hope	D. Jeffcoat	Market price of shares granted	Crystallising dates of outstanding awards
2003	50,864	30,386	24,221	29,065	31,047	£4.54	April 2006
Interests at 1 January 2004	50,864	30,386	24,221	29,065	31,047		
2004	49,443	29,084	23,267	27,727	29,278	£5.44	April 2007
Interests at 31 December 2004	**100,307**	**59,470**	**47,488**	**56,792**	**60,325**		

These awards are subject to the comparative EPS-based performance conditions described above. During the year, the Group purchased 196,878 shares (nominal value of £9,844) for a net £1,124,000 relating to the 2004 awards (2003: 205,506 shares – £859,000). This includes £907,000 worth of Ultra shares for the Directors (2003: £771,000). The Group's purchase of 196,878 shares for the 2004 awards includes 78,059 shares purchased at the then mid-market price from Directors who sold shares on crystallisation of the 2001 awards as noted above. The mid-market price was £5.67 on the date of purchase. Shares were sold by J. Blogh (16,256), D. Caster (10,254), A. Hamment (8,336), F. Hope (22,126) and D. Jeffcoat (21,087).

Directors' interests under the Savings Related Share Option Scheme

As described above, the Company operates a Savings-Related Share Option Scheme in which the executive Directors are eligible to participate. Details of the executive Directors' interests in this arrangement are given below:

Name of Director	Options held at start of year	Options held at end of year
F. Hope	890	-

All of the options were granted at £3.79 per share. The options were exercised in December 2004 when the market value was £6.56. The gain on date of exercise was £2,465.

In 1999, the Company set up an Employee Share Ownership Trust to satisfy options granted under the Group's SAYE schemes. During the year, the Trust purchased 1,735 (2003: 30,484) newly allotted Ultra Electronics Holdings plc shares (nominal value £87) for £11,600 (2003: £138,000).

Directors' interests under the All-Employee Share Ownership Plan

As described above, the Company operates an All-Employee Share Ownership Plan ('AESOP') in which the executive Directors are eligible to participate. Details of the executive Directors' interests in this arrangement are given below:

Name of Director	Interests as at 1 January 2004	Partnership shares acquired during year	Interests as at 31 December 2004	Partnership shares acquired from 1 January 2005 to 21 February 2005	Interests at 21 February 2005
D. Caster	909	272	1,181	35	1,216
A. Hamment	909	272	1,181	35	1,216
F. Hope	909	272	1,181	35	1,216
D. Jeffcoat	819	271	1,090	34	1,124
Total	3,546	1,087	4,633	139	4,772

During the year, the Share Ownership Plan Trust, established and operated in connection with the AESOP, purchased 65,672 (2003: 69,936) Ultra Electronics Holdings plc shares (nominal value £3,284) for £394,475 (2003: £343,760). One executive Director, David Jeffcoat, is a trustee of the Plan Trust as well as participating in the AESOP.

Directors' interests

Details of Directors' shareholdings are given below:

	At start of year		At end of year		At 21 February 2005
	Direct ownership	Indirect beneficial ownership	Direct ownership	Indirect beneficial ownership	Direct ownership
P. Macfarlane	192,653	194,300	191,293	192,940	191,293
J. Blogh	210,074	884,921	232,000	884,921	232,000
D. Caster	506,488	500,576	520,590	500,576	520,625
I. Griffiths	-	-	-	-	-
A. Hamment	43,638	43,535	55,154	43,535	55,189
F. Hope	49,521	-	50,683	-	50,718
D. Jeffcoat	819	13,500	5,458	13,500	5,492
A. Walker	300	-	1,096	469	1,096

There were no changes in indirect beneficial ownership between 1 January and 21 February 2005.

Andrew Walker

Chairman of the Remuneration Committee

21 February 2005

To the members of Ultra Electronics Holdings plc

We have audited the accounts of Ultra Electronics Holdings plc for the year ended 31 December 2004 which comprise the Consolidated Profit and Loss Account, the Balance Sheets, the Consolidated Cash Flow Statement, the Consolidated Statement of Total Recognised Gains and Losses, the related Notes numbered 1 to 26 and the Statement of Accounting Policies. These accounts have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

As described in the statement of Directors' responsibilities, the Company's Directors are responsible for the preparation of the accounts in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the Remuneration report. Our responsibility is to audit the accounts and the part of the Remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and other information contained in the Annual Report for the above year as described in the contents section, including the unaudited part of the Remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies within the accounts.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Remuneration report described as having been audited.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit of the Group for the year then ended and the accounts and part of the Remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England
21 February 2005

An audit does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the accounts since first published. These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of accounts differs from legislation in other jurisdictions.

Consolidated profit and loss account
For the year ended 31 December 2004

	Note	2004 £'000	2003 £'000
Turnover			
– existing operations		311,583	284,350
– acquisitions		8,086	-
Continuing operations	1	319,669	284,350
Cost of sales			
– existing operations		(230,107)	(210,688)
– acquisitions		(4,910)	-
Continuing operations		(235,017)	(210,688)
Gross profit			
– existing operations		81,476	73,662
– acquisitions		3,176	-
Continuing operations		84,652	73,662
Other operating expenses (net)	2	(48,082)	(40,997)
Operating profit			
– existing operations		35,590	32,665
– acquisitions		980	-
Continuing operations	1	36,570	32,665
Finance charges (net)	3	(2,785)	(3,173)
Profit on ordinary activities before taxation	4	33,785	29,492
Tax on profit on ordinary activities	6	(10,308)	(9,086)
Profit on ordinary activities after taxation, being the profit for the financial year		23,477	20,406
Dividends paid and proposed on equity shares	7	(9,246)	(8,173)
Retained profit for the year		14,231	12,233

		Note	2004	2003
Earnings per ordinary share (pence):				
After goodwill amortisation				
	Basic	8	35.2	30.8
	Diluted	8	35.0	30.7
Before goodwill amortisation				
	Basic	8	44.1	38.2

A statement of movements on reserves is given in note 20 to the accounts.

The accompanying notes are an integral part of this consolidated profit and loss account.

Balance sheets
31 December 2004

	Note	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Fixed assets					
Tangible assets	9	20,213	19,170	33	21
Intangible assets – Patents and trademarks	10	515	560	-	-
Intangible assets – Goodwill	11	106,766	90,287	-	-
Investments	12	-	-	127,048	118,159
		127,494	110,017	127,081	118,180
Current assets					
Stocks	13	21,137	17,364	-	-
Debtors: Amounts falling due within one year	14	66,899	63,761	23,901	21,464
Debtors: Amounts falling due after more than one year	14	-	-	5,252	5,644
Cash at bank and in hand		24,975	19,047	1	2
		113,011	100,172	29,154	27,110
Creditors: Amounts falling due within one year	15	(146,956)	(87,516)	(99,655)	(41,164)
Net current (liabilities)/assets		(33,945)	12,656	(70,501)	(14,054)
Total assets less current liabilities		93,549	122,673	56,580	104,126
Creditors: Amounts falling due after more than one year	16	(1,794)	(50,186)	(12,966)	(63,305)
Provisions for liabilities and charges	18	(10,636)	(7,813)	-	-
Net assets		81,119	64,674	43,614	40,821
Capital and reserves					
Called-up share capital	19	3,345	3,318	3,345	3,318
Share premium account	20	30,306	28,096	30,306	28,096
Profit and loss account	20	48,793	34,366	11,288	10,513
Own shares	21	(1,325)	(1,106)	(1,325)	(1,106)
Equity shareholders' funds	22	81,119	64,674	43,614	40,821

Signed on behalf of the Board

J. Blogh, *Chief Executive*

D. Jeffcoat, *Finance Director*

21 February 2005

The accompanying notes are an integral part of these balance sheets.

Consolidated cash flow statement
For the year ended 31 December 2004

	Note	2004 £'000	2003 £'000
Net cash inflow from operating activities	23	53,297	55,986
Returns on investments and servicing of finance	23	(2,621)	(3,125)
Taxation – UK		(6,120)	(7,810)
– Overseas		(2,197)	(1,642)
Capital expenditure	23	(5,243)	(6,806)
Acquisitions	23	(23,288)	(18,258)
Equity dividends paid		(8,531)	(7,676)
Cash inflow before financing		5,297	10,669
Financing	23	(290)	(66)
Increase in cash in the year		5,007	10,603

The accompanying notes are an integral part of this consolidated cash flow statement.

Consolidated statement of total recognised gains and losses
For the year ended 31 December 2004

	2004 £'000	2003 £'000
Group profit for the financial year	23,477	20,406
Gain/(loss) on foreign currency translation	196	(3,355)
Total recognised gains and losses relating to the year	23,673	17,051

The accompanying notes are an integral part of this consolidated statement of total recognised gains and losses.

Notes to accounts
31 December 2004

1 Segment information

All turnover and results for the year were generated by a single class of business. Turnover by geographical destination for the year was as follows:

	2004 £'000	2003 £'000
United Kingdom	127,126	122,074
Continental Europe	37,835	36,799
North America	114,582	99,532
Rest of the World	40,126	25,945
	319,669	284,350

Turnover, trading profit and net operating assets by geographical source for the year were as follows:

	United Kingdom		North America		Group	
	2004 £'000	2003 £'000	2004 £'000	2003 £'000	2004 £'000	Restated 2003 £'000
Turnover	207,243	186,278	112,426	98,072	319,669	284,350
Trading profit	29,599	26,606	12,869	10,937	42,468	37,543
Goodwill amortisation					(5,898)	(4,878)
Operating profit					36,570	32,665
Finance charges (net)					(2,785)	(3,173)
Profit before tax					33,785	29,492
Net operating assets	51,345	55,498	65,353	48,851	116,698	104,349
Net non-operating liabilities					(35,579)	(39,675)
Net assets					81,119	64,674

Operating assets have been adjusted to include goodwill. Net non-operating liabilities represent net debt, dividends and taxation.

Turnover and trading profit by division were as follows:

	Turnover		Profit	
	2004 £'000	2003 £'000	2004 £'000	2003 £'000
Division				
Aircraft & Vehicle Systems	81,943	79,890	14,694	13,901
Information & Power Systems	115,635	95,474	14,764	10,972
Tactical & Sonar Systems	122,091	108,986	13,010	12,670
	319,669	284,350	42,468	37,543
Goodwill amortisation			(5,898)	(4,878)
Operating profit			36,570	32,665

Net assets by division were as follows:

	2004 £'000	2003 £'000
Division		
Aircraft & Vehicle Systems	27,608	28,961
Information & Power Systems	29,829	33,134
Tactical & Sonar Systems	59,261	42,254
	116,698	104,349
Net non-operating liabilities	(35,579)	(39,675)
Net assets	81,119	64,674

Net non-operating liabilities represent net debt, dividends and taxation.

2 Other operating expenses (net)

	2004			2003
	Existing Operations £'000	Acquisitions £'000	Total £'000	Total £'000
Selling and distribution costs	**14,242**	**1,002**	**15,244**	12,413
Administrative expenses	**31,371**	**1,194**	**32,565**	28,787
Other operating charges/(income)	**273**	**-**	**273**	(203)
	45,886	**2,196**	**48,082**	40,997

3 Finance charges (net)

	2004 £'000	2003 £'000
Interest receivable and similar income	**(157)**	(77)
Amortisation of finance costs of debt	***130***	*143*
Interest payable on bank loans and overdraft	**2,809**	3,091
Interest payable on finance leases	**3**	6
Other finance charges	**-**	10
	2,785	3,173

4 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging/(crediting):

	2004 £'000	2003 £'000
Depreciation and amounts written off tangible fixed assets		
- owned	**5,053**	4,197
- held under finance leases and hire purchase contracts	**16**	52
Loss on disposal of fixed assets	**58**	39
Amortisation of LTIP awards	**900**	774
Amortisation of goodwill	**5,898**	4,878
Amortisation of patents and trademarks	**45**	45
Operating lease rentals		
- plant and machinery	**1,147**	1,250
- other	**3,773**	3,683
Research and development		
- current year expenditure *(see also Directors' report)*	**15,480**	12,667
Auditors' remuneration		
- Group audit fees and expenses	**248**	238
- other fees and expenses *(see below)*	**46**	20
Government grants received	**-**	(31)

Other fees paid to Deloitte & Touche LLP represent £46,000 for audit related services (2003: £4,000) and nil in respect of acquisition due diligence that did not complete in the period (2003: £16,000). In addition to the above, Deloitte & Touche LLP received fees of £31,000 for due diligence work connected with acquisitions completed by the Group in the period (2003: £42,000). These have been included within the cost of the relevant investment. The audit fees above include £10,000 in respect of the Company (2003: £10,000).

5 Staff costs

Particulars of employees (including executive Directors) are shown below.

Employee costs during the year amounted to:

	2004 £'000	2003 £'000
Wages and salaries	**87,290**	78,284
Social security costs	**8,988**	7,654
Other pension costs *(see also note 25)*	**5,524**	4,668
	101,802	90,606

The average number of persons employed by the Group during the year was as follows:

	2004 Number	2003 Number
Production	**1,105**	1,002
Engineering	**1,048**	995
Selling	**163**	143
Support services	**362**	365
	2,678	2,505

Information on Directors' remuneration is given in the section of the Remuneration report described as having been audited, and those elements required by the Companies Act 1985 and the Financial Services Authority form part of these accounts.

6 Tax on profit on ordinary activities

The tax charge is based on the profit for the year and comprises:

	2004 £'000	2003 £'000
UK taxes		
Corporation tax	**8,276**	6,876
Adjustment in respect of prior years	**(1,307)**	(550)
	6,969	6,326
Overseas taxes		
Current taxation	**3,383**	1,673
Adjustment in respect of prior years	**688**	346
	4,071	2,019
Total current tax	**11,040**	8,345
Deferred tax		
Origination and reversal of timing differences		
UK deferred tax	**(337)**	794
Overseas deferred tax	**(395)**	(53)
Total deferred tax *(see note 18)*	**(732)**	741
Total tax on profit on ordinary activities	**10,308**	9,086

6 **Tax on profit on ordinary activities (continued)**

The difference between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

GROUP

	2004 £'000	2003 £'000
Group profit on ordinary activities before tax	33,785	29,492
Tax on Group profit on ordinary activities at standard UK corporation tax rate of 30% (2003: 30%)	10,136	8,848
Effects of:		
Expenses not deductible for tax purposes	596	964
Capital allowances less depreciation	(23)	(157)
Other timing differences	232	(15)
Utilisation of UK tax losses	(171)	(614)
Utilisation of US tax losses	(544)	(839)
Higher tax rates on overseas earnings	1,433	362
Adjustments to tax charge in respect of previous periods	(619)	(204)
Group current tax charge for the year	11,040	8,345

7 **Dividends paid and proposed on equity shares**

	2004 £'000	2003 £'000
Interim ordinary dividend paid of 4.6p per share (2003: 4.1p)	3,089	2,730
Final ordinary dividend proposed of 9.2p per share (2003: 8.2p)	6,157	5,443
	9,246	8,173

8 **Earnings per share**

The weighted average number of shares and earnings used to calculate earnings per share are given below:

	2004 No. of shares	2003 No. of shares
Number of shares used for basic earnings per share	66,645,930	66,204,198
Number of shares deemed to be issued at nil consideration following exercise of share options	450,434	290,515
Number of shares used for diluted earnings per share	67,096,364	66,494,713

Earnings attributable to ordinary shareholders:

	2004 £'000	2003 £'000
After goodwill amortisation	23,477	20,406
Before goodwill amortisation*	29,375	25,284

*Presented as an alternative performance measure.

9 **Tangible fixed assets**

The movement in the year was as follows:

GROUP

	Land and Buildings Freehold £'000	Land and Buildings Short leasehold £'000	Plant and machinery £'000	Total £'000
Cost				
Beginning of year	6,223	4,012	41,280	51,515
Foreign exchange differences	(19)	(32)	(551)	(602)
Acquisition of subsidiary undertakings	-	186	956	1,142
Additions	34	187	5,059	5,280
Disposals	-	(51)	(537)	(588)
Transfers	-	(101)	101	-
End of year	6,238	4,201	46,308	56,747
Depreciation				
Beginning of year	1,170	2,361	28,814	32,345
Foreign exchange differences	3	(5)	(351)	(353)
Charge	162	284	4,623	5,069
Disposals	-	-	(527)	(527)
End of year	1,335	2,640	32,559	36,534
Net book value				
Beginning of year	5,053	1,651	12,466	19,170
End of year	4,903	1,561	13,749	20,213

Freehold land amounting to £1,175,600 (2003: £1,373,300) has not been depreciated. Plant and machinery includes fixtures and fittings, tooling and test rigs, computers and motor vehicles. The net book value of plant and machinery held under finance leases was £38,000 (2003: £17,000).

COMPANY

	Plant and machinery £'000
Cost	
Beginning of year	237
Additions	26
End of year	263
Depreciation	
Beginning of year	216
Charge	14
End of year	230
Net book value	
Beginning of year	21
End of year	33

10 Intangible assets – Patents and trademarks

	Group £'000
Cost	
Beginning and end of year	717
Amortisation	
Beginning of year	157
Charge	45
End of year	202
Net book value	
Beginning of year	560
End of year	515

The Company held no patents or trademarks at either year-end.

11 Intangible assets – Goodwill

	Group £'000
Cost	
Beginning of year	107,017
Additions *(see below)*	22,377
End of year	129,394
Amortisation	
Beginning of year	16,730
Charge	5,898
End of year	22,628
Net book value	
Beginning of year	90,287
End of year	106,766

a) Acquisitions during the year

DNE Systems Inc.

On 29 July 2004, the Group, through a subsidiary, purchased all of the share capital of DNE Systems Inc. ('DNE'), a group based in Wallingford, Connecticut, USA, for a cash consideration before expenses of £22.0 million. This represents the fair value of the consideration payable. The aggregate net assets acquired and their provisional fair values, based on the Directors' initial assessment of net realisable value, were as follows:

11 Intangible assets – Goodwill (continued)

	Book value £'000	Revaluations £'000	Fair value £'000
Tangible fixed assets	1,092	-	1,092
Current assets:			
Stocks	3,050	(936)	2,114
Debtors	2,035	(244)	1,791
Creditors falling due within one year	(1,936)	(418)	(2,354)
Provisions:			
Warranty	(17)	-	(17)
Net assets acquired	4,224	(1,598)	2,626
Goodwill capitalised			19,625
Purchase consideration, including acquisition costs			22,251

DNE's results for the period 1 January 2004 to 28 July 2004, based on accounting policies followed prior to acquisition, were turnover $15,300,000, gross profit $5,800,000, other operating expenses $3,200,000 resulting in an operating profit of $2,600,000. DNE had $1,100,000 of taxation payable, giving a profit after tax of $1,500,000.

DNE had a profit after tax of $3,600,000 in the year ended 31 December 2003. In the period from the date of acquisition, DNE had an operating cash inflow of $2,217,000, with capital expenditure of $225,000 and tax payments of $83,000.

Videcom

On 1 July 2004, the Group, through a subsidiary, purchased the trade and assets of the airline and airport IT systems business of Videcom International Limited, a private company based in Henley-on-Thames, England for a consideration before expenses of £1.5 million. This represents the fair value of the consideration payable. The aggregate net assets acquired and their provisional fair values, based on the Directors' initial assessment of net realisable value, were as follows:

	Book value £'000	Revaluations £'000	Fair value £'000
Tangible fixed assets	50	-	50
Current assets:			
Stocks	264	-	264
Debtors	648	(259)	389
Creditors falling due within one year	(544)	(31)	(575)
Provisions:			
Warranty	(57)	-	(57)
Net assets acquired	361	(290)	71
Goodwill capitalised			1,459
Purchase consideration, including acquisition costs			1,530

11 Intangible assets – Goodwill (continued)

Videcom International Limited had a turnover of £800,000 for the period 1 April 2004 to 30 June 2004, based on information available. Videcom International Limited incurred a loss after tax of £5,261 for the year ended 31 March 2004. These results include other business segments of Videcom International Limited which were not purchased. It has not been possible to determine the cash flows of the Videcom business following acquisition as it has been combined with the Manchester based Airport Systems business.

b) Revisions to provisional fair values – Radamec Defence Systems Limited

Fair values on acquisition have been adjusted for Radamec Defence Systems Limited ('Radamec') which was purchased in July 2003. The revisions in value relate to further stock provisions and the final assessment of long-term contract balances:

	Book value	Adjustments as at 31 December 2003	Further adjustments	Fair value
	£'000	£'000	£'000	£'000
Intangible fixed assets – development costs	922	(922)	-	-
Tangible fixed assets	350	(201)	-	149
Current assets:				
Stocks	1,244	(697)	(197)	350
Debtors	2,825	(616)	-	2,209
Cash	426	-	-	426
Deferred tax	-	686	-	686
Creditors falling due within one year	(1,407)	(350)	(1,089)	(2,846)
Provisions:				
Warranty	(46)	(165)	-	(211)
Net assets acquired	4,314	(2,265)	(1,286)	763
Goodwill capitalised				5,353
Purchase consideration, including acquisition costs				6,116

c) Ocean Systems Inc.

An additional £7,000 expenses were incurred during the year relating to the acquisition of Ocean Systems Inc. which completed in November 2003.

12 Investments

a) Principal subsidiary undertakings

The Company owns 100% of the ordinary share capital of the following principal subsidiary undertakings:

Name	Place of registration or incorporation
Ultra Electronics Limited	England and Wales
Advanced Programming Concepts Inc.	Texas, USA
DNE Systems Inc.	Delaware, USA
Flightline Electronics Inc.	New York, USA
Measurement Systems Inc.	Delaware, USA
Ocean Systems Inc.	Delaware, USA
Ultra Electronics Canada Defence Inc.	Canada
UnderSea Sensor Systems Inc.	Delaware, USA

The principal activity of the subsidiary undertakings is the design, development and manufacture of electronic systems.

12 Investments (continued)

b) Investment in subsidiary undertakings

	Company Total £'000
Cost	
Beginning of year	118,159
Foreign exchange differences	425
Additions	19,534
Redemption of long-term loans	(11,070)
End of year	**127,048**
Net book value	
Beginning of year	118,159
End of year	**127,048**

The acquisition of DNE Systems Inc. was part funded by a subsidiary undertaking.

13 Stocks

	Group 2004 £'000	Group 2003 £'000
Raw materials and consumables	**16,544**	13,810
Work-in-progress	**12,717**	9,188
Finished goods and goods for resale	**2,230**	1,979
Payments on account	**(10,963)**	(9,007)
	20,528	15,970
Long-term contract balances		
– costs less foreseeable losses	**2,134**	3,133
– less payments on account	**(1,525)**	(1,739)
	609	1,394
	21,137	17,364

The Company held no stock at either year-end.

14 Debtors

	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Amounts falling due within one year:				
Trade debtors	**40,812**	40,798	**-**	-
Amounts recoverable on contracts	**20,411**	18,808	**-**	-
Amounts owed by subsidiary undertakings	**-**	-	**23,299**	20,676
Deferred tax assets *(see note 18)*	**1,768**	1,224	**24**	18
Other debtors	**2,112**	1,244	**332**	606
Prepayments and accrued income	**1,796**	1,687	**246**	164
	66,899	63,761	**23,901**	21,464
Amounts falling due after more than one year:				
Amounts owed by subsidiary undertakings	**-**	-	**5,252**	5,644
	-	-	**5,252**	5,644

15 Creditors: Amounts falling due within one year

	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Obligations under finance leases	**21**	5	**-**	-
Bank loans and overdraft *(see note 16)*	**48,104**	-	**87,204**	30,447
Payments received on account	**27,859**	31,686	**-**	-
Trade creditors	**25,088**	21,207	**-**	-
Amounts owed to subsidiary undertakings	**-**	-	**4,099**	3,469
Other creditors:				
– Corporation tax payable	**8,030**	5,019	**-**	-
– VAT	**2,304**	2,084	**178**	116
– social security and PAYE	**3,404**	2,875	**209**	162
– other creditors	**6,910**	4,946	**722**	515
Pension related liabilities	**555**	432	**-**	-
Accruals and deferred income	**18,524**	13,819	**1,086**	1,012
Proposed dividends	**6,157**	5,443	**6,157**	5,443
	146,956	87,516	**99,655**	41,164

16 Creditors: Amounts falling due after more than one year

	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Obligations under finance leases	**10**	7	**-**	-
Bank loans	**-**	49,370	**-**	49,370
Payments received on account	**751**	-	**-**	-
Amounts owed to subsidiary undertakings	**-**	-	**12,966**	13,935
Other creditors	**262**	-	**-**	-
Pension related liabilities	**771**	809	**-**	-
	1,794	50,186	**12,966**	63,305

The bank loans are unsecured and due for repayment in 1 year. Interest is charged at 0.75% above base rates.

Borrowings fall due as analysed below:

	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Bank loans and overdraft				
In one year or less, or on demand	**48,227**	-	**87,327**	30,447
In more than one year but not more than two years	**-**	49,493	**-**	49,493
	48,227	49,493	**87,327**	79,940
Less: unamortised finance costs of debt	**(123)**	(253)	**(123)**	(253)
	48,104	49,240	**87,204**	79,687
Less: included in Creditors: Amounts falling due within one year	**(48,104)**	-	**(87,204)**	(30,447)
Add: included in Debtors: Amounts falling due within one year	**-**	130	**-**	130
	-	49,370	**-**	49,370

	Group 2004 £'000	Group 2003 £'000
Finance leases		
In one year or less, or on demand	**21**	5
In more than one year but not more than two years	**10**	7
	31	12
Less: included in Creditors: Amounts falling due within one year	**(21)**	(5)
	10	7

The Company had no finance leases at either year-end.

17 Financial risk management

The Group's approach to managing financial risk is described in the Financial Review on page 20. Certain financial assets, such as investments in subsidiary undertakings, are excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures except for the currency risk disclosures.

a) *Interest rate profile*

	At floating interest rates 2004 £'000	At floating interest rates 2003 £'000
Financial assets		
Sterling	5,994	2,900
US dollar	13,325	12,293
Canadian dollar	4,203	3,336
Korean won	868	518
Euro	443	-
Other	142	-
	24,975	19,047

The financial assets of the Group comprised:

	2004 £'000	2003 £'000
Cash	24,975	19,047

	At fixed interest rates 2004 £'000	At floating interest rates 2004 £'000	Financial liabilities on which no interest is paid 2004 £'000	Total 2004 £'000
Financial liabilities				
Sterling	14,892	-	951	15,843
US dollar	16	13,292	62	13,370
Canadian dollar	-	19,935	771	20,706
	14,908	33,227	1,784	49,919

	At fixed interest rates 2003 £'000	At floating interest rates 2003 £'000	Financial liabilities on which no interest is paid 2003 £'000	Total 2003 £'000
Financial liabilities				
Sterling	22,889	-	-	22,889
US dollar	-	3,641	-	3,641
Canadian dollar	-	22,852	809	23,661
	22,889	26,493	809	50,191

17 Financial risk management (continued)

a) *Interest rate profile (continued)*

The financial liabilities of the Group comprised:

	2004 £'000	2003 £'000
Total borrowings and finance leases	48,135	49,382
Creditors: Amounts falling due after more than one year		
– Payments received on account	751	-
– Other creditors	262	-
– Pension related liabilities	771	809
	49,919	50,191

The benchmark rate for floating interest rates is the Royal Bank of Scotland base rate.

The Group has loans of C$46 million and US$25.5 million to hedge overseas net investments. An interest rate swap has been taken out to fix the interest rate on a £15 million loan at 6.7% (before margin of 0.75%). The weighted average profile is as follows:

2004

	Fixed rate financial liabilities	
	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Currency		
Sterling	7.5	1

2003

	Fixed rate financial liabilities	
	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Currency		
Sterling	7.5	2

b) *Currency risk*

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their functional currencies. Foreign exchange differences on translation of such assets and liabilities are taken to the profit and loss account:

Net foreign currency monetary assets/(liabilities)

	US$ 2004 £'000	C$ 2004 £'000	Korean Won 2004 £'000	Other 2004 £'000	Total 2004 £'000	US$ 2003 £'000	C$ 2003 £'000	Korean Won 2003 £'000	Euro 2003 £'000	Total 2003 £'000
Functional currency of Group operations										
Sterling	8,507	1,530	834	111	10,982	3,208	350	517	429	4,504
US dollar	-	-	-	-	-	-	-	-	-	-
Canadian dollar	1,762	-	-	-	1,762	3,065	-	-	(162)	2,903
	10,269	1,530	834	111	12,744	6,273	350	517	267	7,407

The amounts shown in the above table take into account the effect of forward foreign currency contracts taken out to manage these currency risks.

17 Financial risk management (continued)

c) *Maturity of financial liabilities*

The maturity profile of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, at 31 December 2004 was as follows:

	2004 £'000	2003 £'000
In one year or less, or on demand	48,125	5
In more than one year but not more than two years	488	49,519
In more than two years but not more than five years	726	667
In more than five years	580	-
	49,919	50,191

d) *Undrawn committed borrowing facilities*

The Group's undrawn committed borrowing facilities available at 31 December 2004, in respect of which all conditions precedent have been met, were as follows:

	2004 £'000	2003 £'000
Expiring in one year or less	31,773	-
Expiring in more than one year but not more than two years	-	30,507
	31,773	30,507

e) *Fair value of financial instruments*

The book value of the Group's financial instruments approximate to their fair value, except for the following:

	2004 Book value £'000	2004 Fair value £'000	2003 Book value £'000	2003 Fair value £'000
Derivative financial instruments held to hedge the interest rate profile and currency profile				
– Interest rate swap	-	(134)	-	(689)
Derivative financial instruments held to hedge the currency exposure on expected future sales				
– Forward foreign exchange contracts	-	2,268	-	1,736
	-	2,134	-	1,047

The fair value of the interest rate swap has been calculated using option pricing models. The fair value of forward exchange contracts represents the unrealised gain or loss on revaluation of the contracts to year-end exchange rates.

17 Financial risk management (continued)

f) *Gains and losses on hedges*

Forward exchange contracts are used to hedge exchange exposures arising on forecast receipts and payments in foreign currencies. Gains and losses are taken to the profit and loss account on maturity of these contracts. The interest rate swap is used to manage the interest rate profile. Gains and losses disclosed below are based on market values at 31 December 2004.

	Gains £'000	Losses £'000	Total net gains/(losses) £'000
Unrecognised gains and (losses) on hedges at 31 December 2003	4,156	(3,109)	1,047
(Gains) and losses arising before 31 December 2003, recognised in 2004	(3,544)	2,154	(1,390)
Gains and (losses) arising before 31 December 2003, not recognised in 2004	612	(955)	(343)
Gains and (losses) arising in 2004, not recognised in 2004	3,038	(561)	2,477
Unrecognised gains and (losses) on hedges at 31 December 2004	3,650	(1,516)	2,134
Of which:			
Gains and (losses) expected to be recognised in 2005	2,757	(1,055)	1,702
Gains and (losses) expected to be recognised in 2006 and beyond	893	(461)	432

18 Provisions for liabilities and charges

GROUP

	Deferred taxation £'000	Warranties £'000	Contract related provisions £'000	Total £'000
Beginning of year	102	6,444	1,267	7,813
Exchange differences	-	(16)	(8)	(24)
Reclassifications	-	232	(160)	72
Acquisition of subsidiary undertakings	-	74	-	74
Utilised during the year	-	(1,566)	(451)	(2,017)
Transfer to deferred tax assets	(102)	-	-	(102)
Charge to the profit and loss account	-	3,294	1,526	4,820
End of year	-	8,462	2,174	10,636

The Company had no provisions at either year-end. Warranty and contract related provisions will be utilised over the period as stated in the contract to which each specific provision relates. The Company's deferred tax asset is included in 'Debtors: Amounts falling due within one year'.

Deferred taxation

Net deferred tax movements during the year were as follows:

	Group 2004 £'000	Company 2004 £'000
Beginning of year	(1,122)	(18)
Exchange differences	86	-
Credit to the profit and loss account	(732)	(6)
End of year	(1,768)	(24)

18 Provisions for liabilities and charges (continued)

Deferred tax balances are analysed as follows:

	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Accelerated/(deferred) capital allowances	**644**	713	**(7)**	(8)
Other timing differences relating to current assets and liabilities	**(2,412)**	(1,835)	**(17)**	(10)
Deferred tax asset	**(1,768)**	(1,122)	**(24)**	(18)

These balances are shown as follows:

	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Debtors: Amounts falling due within one year *(see note 14)*	**(1,768)**	(1,224)	**(24)**	(18)
Provisions for liabilities and charges *(see above)*	**-**	102	**-**	-
	(1,768)	(1,122)	**(24)**	(18)

Deferred tax in respect of the Group's defined benefit pension schemes is disclosed in note 25. The Group has not recognised deferred tax assets of £1.04 million (2003: £1.87 million) relating to tax losses, due to uncertainty as to their recoverability.

19 Called-up share capital

	2004 No.	2004 £'000	2003 No.	2003 £'000
Authorised:				
5p ordinary shares	**90,000,000**	**4,500**	90,000,000	4,500
Allotted, called-up and fully paid:				
5p ordinary shares	**66,904,519**	**3,345**	66,359,150	3,318

545,369 ordinary shares having a nominal value of £27,268 were allotted during the year under the terms of the Group's various Share Option Schemes. The aggregate consideration received by the Company was £2,237,000.

19 Called-up share capital (continued)

Share options

At 31 December 2004 the following options granted to staff remained outstanding:

	Options granted	Number of shares 2004	Number of shares 2003	Option price (£)	Exercise dates
Savings Related Share Option Scheme	1999	**22,695**	137,327	3.79	December 2002 - May 2005
	2000	**-**	1,374	3.87	August 2003 - February 2004
	2003	**86,351**	97,428	4.83	September 2005 - March 2006
		109,046	236,129		
Company Share Option Plan	1996	**10,624**	17,856	2.87	March 2000 - November 2006
	1998	**15,891**	30,093	4.05	March 2001 - March 2008
	1999	**34,733**	60,455	4.15	March 2002 - March 2009
	2000	**32,967**	64,420	3.855	May 2003 - May 2010
	2001	**31,436**	85,548	4.385	March 2004 - March 2011
	2002	**74,196**	87,188	4.485	March 2005 - March 2012
	2003	**54,798**	60,741	4.525	March 2006 - March 2013
	2004	**66,703**	-	5.97	March 2007 - March 2014
		321,348	406,301		
Executive Share Option Scheme	1998	**4,533**	16,403	4.05	March 2001 - March 2005
	1999	**38,562**	104,534	4.15 to 4.265	March 2002 - September 2006
	2000	**60,216**	156,933	3.855	May 2003 - May 2007
	2001	**119,866**	221,774	4.385	March 2004 - March 2008
	2002	**230,263**	250,076	4.485	March 2005 - March 2009
	2003	**267,988**	291,949	4.525	March 2006 - March 2010
	2004	**224,592**	-	5.97	March 2007 - March 2011
		946,020	1,041,669		

20 Reserves

	Group Share premium £'000	Group Profit and loss account £'000	Company Share premium £'000	Company Profit and loss account £'000
Beginning of year	28,096	34,366	28,096	10,513
Retained profit for the year	-	14,231	-	775
Issue of new shares	2,210	-	2,210	-
Foreign exchange differences	-	196	-	-
End of year	**30,306**	**48,793**	**30,306**	**11,288**

Cumulative goodwill written off directly to reserves is £33,294,000 (2003: £33,294,000). The Company's retained profit for the year is after dividends of £9,246,000.

21 Own shares

Group and Company	Own shares £'000	Long-Term Incentive Plan shares £'000	Total £'000
Cost			
Beginning of year	7	2,485	2,492
Additions	12	1,124	1,136
Disposals	(19)	-	(19)
Adjustment	-	2	2
Transfer to participants	-	(802)	(802)
End of year	-	**2,809**	**2,809**
Amortisation			
Beginning of year	-	1,386	1,386
Charge	-	900	900
Transfer to participants	-	(802)	(802)
End of year	-	**1,484**	**1,484**
Net book value			
Beginning of year	7	1,099	1,106
End of year	-	**1,325**	**1,325**

The Group, through the Company, holds 643,375 Own shares (2003: 608,836 Own shares).

22 Reconciliation of movements in Group equity shareholders' funds

	2004 £'000	2003 £'000
Retained profit for the financial year	**14,231**	12,233
Foreign exchange differences	**196**	(3,355)
Movement in Own shares during the year	**(219)**	(56)
Issue of new shares	**2,237**	1,221
Net increase to equity shareholders' funds	**16,445**	10,043
Opening equity shareholders' funds	**64,674**	54,631
Closing equity shareholders' funds	**81,119**	64,674

23 Cash flow information

Reconciliation of operating profit to operating cash flow

-	2004 £'000	2003 £'000
Operating profit	**36,570**	32,665
Depreciation and amounts written off tangible fixed assets	**5,069**	4,249
Amortisation of goodwill	**5,898**	4,878
Amortisation of patents and trademarks	**45**	45
Amortisation of LTIP awards	**900**	774
Loss on disposal of tangible fixed assets	**58**	39
(Increase)/decrease in stocks	**(2,151)**	8,313
Increase in debtors	**(1,663)**	(272)
Increase in creditors	**5,722**	3,492
Increase in provisions	**2,849**	1,803
Net cash inflow from operating activities	**53,297**	55,986

Analysis of cash flows

	2004 £'000	2003 £'000
Returns on investments and servicing of finance		
Interest received	**157**	77
Interest paid	**(2,775)**	(3,196)
Interest element of finance lease rentals	**(3)**	(6)
Net cash outflow from returns on investments and servicing of finance	**(2,621)**	(3,125)
Capital expenditure		
Capital expenditure	**(5,246)**	(6,816)
Sale of tangible fixed assets	**3**	10
Net cash outflow from capital expenditure	**(5,243)**	(6,806)
Acquisitions		
Purchase of subsidiary undertakings	**(23,288)**	(18,878)
Net cash acquired with subsidiary undertakings	**-**	620
Net cash outflow from acquisitions	**(23,288)**	(18,258)
Financing		
Issue of ordinary share capital (net of expenses)	**2,237**	1,220
Purchase of Long-Term Incentive Plan shares	**(1,124)**	(859)
Capital element of finance lease rental payments	**(3)**	(45)
Debt due within one year	**(1,400)**	(1,341)
Debt due after more than one year	**-**	959
Net cash outflow from financing	**(290)**	(66)

23 Cash flow information (continued)

Analysis of changes in net debt

	At start of year £'000	Cash flow £'000	Acquisitions (excluding cash & overdrafts) £'000	Transfer £'000	Foreign exchange £'000	At end of year £'000
2004						
Cash at bank and in hand	19,047	5,007	-	-	921	24,975
Debt due within one year	-	1,400	-	(49,370)	(134)	(48,104)
Debt due after more than one year	(49,370)	-	-	49,370	-	-
Finance leases	(12)	3	(19)	-	(3)	(31)
	(30,335)	6,410	(19)	-	784	(23,160)

Reconciliation of net cash flow to movement in net debt

	2004 £'000	2003 £'000
Increase in cash in the year	5,007	10,603
Cash outflow from decrease in debt and lease financing	1,403	427
Change in net debt resulting from cash flows	6,410	11,030
Amortisation of finance costs of debt	-	(260)
Finance leases acquired with subsidiary undertakings	(19)	(14)
Translation difference	784	(1,835)
Movement in net debt in the year	7,175	8,921
Net debt at start of year	(30,335)	(39,256)
Net debt at end of year	(23,160)	(30,335)

There have been no major non-cash transactions in either year. The acquisition of DNE resulted in £1.6 million of funds being placed in escrow until 31 March 2005. This has been included in cash because the conditions of the earn-out agreement are considered unlikely to be met.

24 Guarantees and other financial commitments

a) Capital commitments

At the end of the year capital commitments were:

	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Contracted but not provided	748	353	-	-

24 Guarantees and other financial commitments (continued)

b) Lease commitments

The minimum rentals under the foregoing leases for the next 12 months are as follows:

	Group Land and buildings £'000	Group Plant and machinery £'000	Company Land and buildings £'000	Company Plant and machinery £'000
2004				
Operating lease rentals which expire				
– within one year	42	299	-	20
– between two to five years	1,230	1,152	-	13
– after five years	2,657	23	-	-
	3,929	1,474	-	33
2003				
Operating lease rentals which expire				
– within one year	276	263	-	25
– between two to five years	1,115	1,221	-	29
– after five years	2,816	-	-	-
	4,207	1,484	-	54

25 Pension arrangements

Most UK employees of the Group are members of the Ultra Electronics Limited defined benefit scheme which was established on 1 March 1994. The scheme was closed to new members in 2003. A new defined contribution plan has been introduced for other employees and new joiners in the UK. The Group also operates two defined contribution schemes for overseas employees.

The pension cost for the year was £5,524,000 (2003: £4,668,000) of which £4,205,000 (2003: £3,845,000) related to the regular cost of the defined benefit schemes. Contribution balances prepaid or payable at the year-end are shown in the balance sheet under prepayments or accruals as appropriate. Pension contributions have been made in accordance with actuarial advice. The contribution rate for the UK defined benefit scheme in 2004 was 15% of pensionable earnings and the agreed contribution rate for 2005 is 16% of pensionable earnings. The cost of the overseas pension schemes was £943,000 (2003: £594,000).

The UK defined benefit scheme was actuarially assessed at 6 April 2004 using the projected unit method. The principal assumptions adopted in the valuation were that the scheme's discount rate would be 7.25% per annum before retirement and 5.5% per annum after retirement. Salary increases would be 4.0% per annum for staff members and 4.5% for Directors, and pensions would increase by 2.25% per annum. The market value of the UK scheme at 6 April 2004 was £66.2 million. The solvency of the scheme was established at 75% using the scheme's normal funding assumptions.

Tactical Communication Systems, based in Montreal, Canada and acquired in 2002, has three defined benefit schemes. The Canadian defined benefit schemes were actuarially assessed at 28 September 2002 using the projected unit method. The principal assumptions adopted in the valuations were that the scheme's yield would be 6.75% per annum, salary increases would be 4.0% per annum for staff members, and pensions would increase by 4.0% per annum. The market value of the schemes at 28 September 2002 was C$12.2 million. The solvency of the schemes was established at 83% using the scheme's normal funding assumptions.

25 Pension arrangements (continued)

FRS 17 retirement benefits

The FRS 17 disclosure has been based on membership data used for the most recent actuarial valuations: 6 April 2004 for the UK scheme and 28 September 2002 for the Canadian schemes. The results from these valuations have been projected forward to 31 December 2004 and have been recalculated by reference to the FRS 17 assumptions in order to assess the liabilities of the Ultra Electronics Pensions Scheme and the Canadian defined benefit schemes on the FRS 17 basis at that date. Scheme assets are stated at their market value on 31 December 2004.

The financial assumptions used to calculate pension scheme liabilities under FRS 17 are:

Valuation method	Projected unit 2004	Projected unit 2003	Projected unit 2002
Discount rate	5.5% pa	5.5% pa	5.5% pa
Inflation rate	2.5% pa	2.5% pa	2.25% pa
Increases to pensions in payment	2.25% pa	2.25% pa	2.0% pa
Salary increases – Directors	5.0% pa	5.0% pa	5.0% pa
– Staff	3.75% pa	3.75% pa	3.5% pa

	Long-term rate of return expected at 31 December 2004 per annum	UK £m	Canada £m	Value at 31 December 2004 Total £m
Equities	7.5%	61.7	1.9	63.6
Bonds	4.6%	8.0	1.4	9.4
Other assets	4.6%	1.5	-	1.5
Other policies	7.5%	1.6	-	1.6
Total market value of assets		72.8	3.3	76.1
Present value of scheme liabilities		(111.5)	(4.8)	(116.3)
Deficit in the scheme		(38.7)	(1.5)	(40.2)
Related deferred tax asset		11.6	0.5	12.1
Net pension liability		(27.1)	(1.0)	(28.1)

	Long-term rate of return expected at 31 December 2003 per annum	UK £m	Canada £m	Value at 31 December 2003 Total £m	Long-term rate of return expected at 31 December 2002 per annum	Value at 31 December 2002 Total £m
Equities	7.5%	54.7	-	54.7	7.0%	42.9
Bonds	4.8%	4.2	-	4.2	5.5%	5.0
Other assets	4.8%	3.3	-	3.3	4.5%	4.1
Other policies	7.5%	1.9	-	1.9	-	-
Corporate bonds	5.5%	-	2.8	2.8	5.5%	2.2
Total market value of assets		64.1	2.8	66.9		54.2
Present value of scheme liabilities		(91.8)	(4.3)	(96.1)		(84.4)
Deficit in the scheme		(27.7)	(1.5)	(29.2)		(30.2)
Related deferred tax asset		8.4	0.5	8.9		9.2
Net pension liability		(19.3)	(1.0)	(20.3)		(21.0)

25 Pension arrangements (continued)

Movement in scheme deficit during the year:

	UK £m	Canada £m	Year ended 31 December 2004 Total £m	UK £m	Canada £m	Year ended 31 December 2003 Total £m
At beginning of year	(27.7)	(1.5)	(29.2)	(29.2)	(1.0)	(30.2)
Current service cost *(see below)*	(3.8)	(0.2)	(4.0)	(4.0)	(0.2)	(4.2)
Contributions	3.9	0.3	4.2	3.5	0.3	3.8
Net finance charges *(see below)*	(0.5)	(0.1)	(0.6)	(1.0)	(0.1)	(1.1)
Actuarial (loss)/profit *(see below)*	(10.6)	-	(10.6)	3.0	(0.5)	2.5
Deficit at end of year	(38.7)	(1.5)	(40.2)	(27.7)	(1.5)	(29.2)

Analysis of the amount which would be charged to operating profit under FRS 17:

	UK £m	Canada £m	Year ended 31 December 2004 Total £m	UK £m	Canada £m	Year ended 31 December 2003 Total £m
Current service cost	(3.8)	(0.2)	(4.0)	(4.0)	(0.2)	(4.2)

Analysis of the amount which would be debited to net finance charges under FRS 17:

	UK £m	Canada £m	Year ended 31 December 2004 Total £m	UK £m	Canada £m	Year ended 31 December 2003 Total £m
Expected return on pension scheme assets	4.5	0.1	4.6	3.5	0.1	3.6
Interest on pension scheme liabilities	(5.0)	(0.2)	(5.2)	(4.5)	(0.2)	(4.7)
	(0.5)	(0.1)	(0.6)	(1.0)	(0.1)	(1.1)

Analysis of the actuarial (loss)/profit in the statement of total recognised gains and losses under FRS 17:

	UK £m	Canada £m	Year ended 31 December 2004 Total £m	UK £m	Canada £m	Year ended 31 December 2003 Total £m
Actual return less expected return on pension scheme assets	2.1	-	2.1	5.4	-	5.4
Experience (losses)/gains arising on the scheme liabilities	(1.6)	-	(1.6)	1.5	-	1.5
Changes in assumptions underlying the present value of the scheme liabilities	(11.1)	-	(11.1)	(3.9)	(0.4)	(4.3)
Foreign exchange differences	-	-	-	-	(0.1)	(0.1)
	(10.6)	-	(10.6)	3.0	(0.5)	2.5

25 Pension arrangements (continued)

History of experience gains and losses

Difference between the actual and expected return on scheme assets:

	2004	2003	2002
Amount (£m)	**2.1**	5.4	(17.5)
Percentage of scheme assets	**2.8%**	8.1%	32.3%

Experience (losses)/gains on scheme liabilities:

	2004	2003	2002
Amount (£m)	**(1.6)**	1.5	1.3
Percentage of the present value of scheme liabilities	**1.4%**	1.6%	1.5%

Total actuarial (loss)/gain in the statement of total recognised gains and losses:

	2004	2003	2002
Amount (£m)	**(10.6)**	2.5	(18.2)
Percentage of the present value of scheme liabilities	**9.1%**	2.6%	21.6%

If the pension liability was recognised in the accounts, the Group's net assets and profit and loss reserve would be as follows:

	2004 £m	2003 £m
Net assets excluding pension liability	**81.8**	65.6
Pension liability	**(28.1)**	(20.3)
Net assets including pension liability	**53.7**	45.3
Profit and loss reserve excluding pension liability	**49.5**	35.3
Pension liability	**(28.1)**	(20.3)
Profit and loss reserve including pension liability	**21.4**	15.0

26 Related party transactions

There have been no related party transactions with Directors other than the payment of emoluments in the normal course of business, as disclosed in the Remuneration report.

Statement of accountin[illegible]icies

A summary of the Group's principal accounting policies, all of which have been applied consistently throughout the year and the preceding year, is set out below:

a) Basis of accounting

The accounts are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards and law.

b) Basis of consolidation

The Group's accounts consolidate the accounts of Ultra Electronics Holdings plc and all of its subsidiary undertakings each year using the acquisition method of accounting. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of control passing or up to the date of control being relinquished.

No profit and loss account is presented for Ultra Electronics Holdings plc, as permitted by section 230 of the Companies Act 1985. The Company's retained profit for the year is disclosed in note 20.

c) Turnover

Group turnover comprises the value of sales (excluding VAT and similar taxes, trade discounts and intra-Group transactions) of goods and services in the normal course of business. Turnover applicable to long-term contracts represents the value of work completed during the year, calculated with reference to the total expected value of the contracts.

d) Research and development

Research expenditure is written off in the year of expenditure. Funded development expenditure incurred on specific contracts is treated as a contract cost in accordance with the general policy for contract work-in-progress. Unfunded development expenditure incurred on certain projects is carried forward when its recoverability can be foreseen with reasonable assurance, and amortised in relation to the sales from such projects. The Directors consider that this treatment results in a proper matching of costs and revenue. All other development expenditure is written off in the year of expenditure.

e) Pension costs

The Group provides pensions to its employees and Directors through defined benefit and defined contribution pension schemes. The schemes are funded and their assets are held independently of the Group by trustees.

The amount charged to the profit and loss account for defined benefit schemes is the estimated regular cost of providing the benefits accrued in the period adjusted to reflect variations from that cost. The regular cost is calculated so that it represents a substantially level percentage of current and future pensionable payroll. Variations from regular cost are charged or credited to the profit and loss account over the estimated average remaining working life of scheme members. The amount charged to the profit and loss account for defined contribution schemes is the contribution payable for the period.

Any difference between amounts charged to the profit and loss account and contributions paid to the independent pension schemes is shown as a separately identified liability or asset in the balance sheet.

f) Warranty

Provision is made for the anticipated cost of repair and rectification of products under warranty, based on known exposures and historical occurrences.

g) Government grants

Government grants are recognised in the profit and loss account so as to match them with the expenditure towards which they are intended to contribute, to the extent that the conditions for receipt have been met and there is reasonable assurance that the grant will be received.

h) Goodwill

Goodwill, representing the excess of the fair value of consideration given over the fair value of separable net assets acquired, is capitalised as an intangible asset and is amortised over a period of 20 years, being the Directors' assessment of its useful economic life. Provision is made for any impairment.

For acquisitions made prior to 30 December 1997 goodwill was considered separately for each acquisition and was written off immediately to the goodwill reserve as a matter of accounting policy, depending on the Directors' assessment of its likely future value to the Group. That reserve has since been offset against the profit and loss account balance. On disposal or closure of a previously acquired business, the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

i) Tangible fixed assets

Tangible fixed assets are shown at original historical cost, net of depreciation and any provision for impairment.

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life as follows:

Freehold buildings	40 to 50 years
Short leasehold improvements	over remaining period of lease
Plant and machinery	3 to 20 years

Freehold land is not depreciated.

j) Patents and trademarks

Patents and trademarks are included at cost and depreciated in equal annual instalments over the Directors' estimate of their useful economic life. Provision is made for any impairment in value.

k) Investments

Fixed asset investments are shown at cost less any amounts written off. Provision is made for any impairment in value.

l) Stocks

Stocks and work-in-progress are valued at the lower of cost (determined on a first-in, first-out basis and including an appropriate proportion of overheads) and net realisable value, less payments on account. Provision is made for any obsolete, slow moving or defective items. Profit is recognised on long-term contracts by reference to an assessment of the outcome and the proportion of work completed.

m) Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the accounts. These arise from including gains and losses in tax assessments in different periods from those recognised in the accounts.

m) Taxation (continued)

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not discounted.

n) Foreign currency

Transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates at the date of the transactions or, where appropriate, at the rate of exchange in a related forward exchange contract. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, where appropriate, at the rate of exchange in a related forward exchange contract. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The trading results and cash flows of overseas undertakings are translated into sterling using average rates of exchange during the relevant financial period. The balance sheets of overseas subsidiary undertakings are translated into sterling at rates ruling at the year-end. Exchange differences arising from the re-translation of the opening balance sheets and results are dealt with through reserves.

o) Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term.

p) Derivative financial instruments and financing costs

Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. Gains and losses are taken to the profit and loss on maturity of the hedge.

Costs associated with arranging Group finance are written off in accordance with FRS 4. The costs are offset against the loan and amortised over the life of the loan.

q) Own shares

Shares acquired by the Ultra Electronics Qualifying Employee Share Ownership Trust to satisfy options granted under the Company's SAYE scheme are held at cost less any amounts written off for impairment in value. The cost of shares purchased for the Company's Long-Term Incentive Plan is amortised over the performance period of the award.

Shareholder analysis

31 December 2004

By category of shareholder

	Shares held Number '000	Shares held % share capital
Unit trusts	22,875	34
Pension funds	17,081	26
Insurance companies	7,921	12
Private investors	3,432	5
Investment trusts and other funds	3,252	5
Charities	1,980	3
Other	10,364	15
	66,905	100

By size of holding

	Holders Number	Holders % of holders	Shares held Number '000	Shares held % share capital
1-100	76	5	4	-
101-500	450	33	118	-
501-1,000	300	22	227	-
1,001-5,000	285	21	576	1
5,001-10,000	42	3	319	1
10,001-50,000	95	7	2,177	3
50,001-100,000	31	2	2,411	4
100,000 and over	100	7	61,073	91
	1,379	100	66,905	100

Financial calendar

15 April 2005	Record date for 2004 final dividend
22 April 2005	Annual General Meeting
6 May 2005	2004 final dividend paid
1 August 2005	Interim results announced
September 2005	Interim dividend paid

Five year review

	2000 £m	2001 £m	Restated 2002 £m	Restated 2003 £m	2004 £m
Turnover					
Aircraft & Vehicle Systems	73.9	78.4	76.4	79.9	**82.0**
Information & Power Systems	68.6	74.4	82.9	95.5	**115.6**
Tactical & Sonar Systems	84.4	86.7	101.1	109.0	**122.1**
Total turnover	226.9	239.5	260.4	284.4	**319.7**
Operating profit (before goodwill amortisation)					
Aircraft & Vehicle Systems	13.1	13.0	12.5	13.9	**14.7**
Information & Power Systems	8.2	7.6	11.0	11.0	**14.8**
Tactical & Sonar Systems	9.0	11.1	10.0	12.6	**13.0**
Total	30.3	31.7	33.5	37.5	**42.5**
Operating profit margin % (before goodwill amortisation)	13.4%	13.2%	12.8%	13.2%	**13.3%**
Profit before goodwill amortisation and tax	25.6	27.1	29.9	34.4	**39.7**
Profit after taxation	15.8	16.3	17.9	20.4	**23.5**
Cash inflow from operating activities *(see note 1 below)*	16.5	35.2	38.7	48.3	**46.9**
Free cash flow before dividends, acquisitions and financing *(see note 2 below)*	7.5	21.8	28.0	35.7	**36.0**
Net debt at year-end	(55.9)	(40.6)	(39.3)	(30.3)	**(23.2)**
Headline earnings per share (p) *(see note 3 below)*	28.7	30.5	33.2	38.2	**44.1**
Dividends per share (p)	9.7	10.4	11.2	12.3	**13.8**
Average employee numbers	2,303	2,376	2,395	2,505	**2,678**

Notes

1. Cash flow from operating activities is stated after capital expenditure and purchase of Long-Term Incentive Plan shares. 2002 and 2003 have been restated to reflect this measure.
2. Free cash flow in 2002 and 2003 has been adjusted to include the purchase of Long-Term Incentive Plan shares, which are included in financing.
3. Headline earnings per share is calculated before goodwill amortisation and earnings dilution.

Advisors

External Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Principal Bankers
The Royal Bank of Scotland plc
135 Bishopsgate
London EC2 3UR

Solicitors
Clifford Chance LLP
10 Upper Bank Street
Canary Wharf
London E14 5JJ

Osborne Clarke
2 Temple Back East
Temple Quay
Bristol BS1 6EG

Merchant Bankers
Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Stockbrokers
JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

I.C. 8.

Ultra ELECTRONICS

press information

Embargoed until 07.00 25 April 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra to supply ASW equipment for US Navy P-8A MMA programme

Ultra announces that its Flightline Systems business, based in Rochester, New York, USA, has been awarded a contract by The Boeing Company to provide digital sonobuoy receivers for the US Navy's P-8A Multi-mission Maritime Aircraft ("MMA") programme. The initial contract is for development and qualification only and is worth about US$4 million.

Boeing is the prime contractor for P-8A MMA and will be providing the US Navy with up to 108 of a specialised Anti-Submarine Warfare ("ASW") variant of its latest generation 737 aircraft. These will replace the US Navy's aging fleet of P-3 platforms. The total value of the P-8A MMA programme to Ultra is expected to be in excess of US$30 million for production and support over the next ten years.

For the P-8A MMA program, Ultra will supply the sonobuoy receiver configured with the advanced Sonobuoy Positioning System ("SPS"), a feature that allows the aircraft to determine the position of the deployed sonobuoys from some distance away, thereby enhancing the aircraft's operational flexibility. In addition to SPS, the Ultra sonobuoy receiver will include sophisticated features that enhance the potential of the receiver for use in other, non-acoustic applications within an advanced mission system.

Ultra is the world's leading supplier of sonobuoy receivers and provides systems for maritime patrol aircraft, anti-submarine warfare helicopters and surface combatants world wide. Ultra also supplies the majority of the free world's sonobuoys, the acoustic sensors that are used to detect the presence of submarines.

Douglas Caster, Chief Executive of Ultra, commented:
"The commitment of the US Navy to procuring over one hundred MMA aircraft for anti-submarine warfare helps underpin future demand for ASW products, not just the mission equipment such as receivers but also the sonobuoys that will be consumed once the MMA is in service. We are pleased to be supplying our innovative system solutions to Boeing for this prestigious programme"

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker / Stephanie Badjonat

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I.C.9.9

press **information**

Embargoed until 0700 3 May 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins US$10million ASW equipment contract for Canada

Ultra announces that its Flightline Systems business, based in Rochester, New York, USA, has been awarded a contract by General Dynamics Canada ("GDC") to provide digital sonobuoy receivers for the Canadian Forces Maritime Helicopter Program ("MHP"). The contract for sonobuoy receivers and support is worth in excess of US$10million.

Sonobuoy receivers are a key element of the mission system of an Anti-Submarine Warfare ("ASW") aircraft or helicopter. They receive the signals transmitted by sonobuoys, the air-launched acoustic sensors that are dropped into the sea to detect the presence and location of submarines. Ultra's sonobuoy receivers include features that allow the ASW aircraft to determine the position of the deployed sonobuoys at some distance, obviating the need to keep flying over them. The aircraft is therefore less vulnerable to attack.

Sikorsky Aircraft is the prime contractor for MHP and will be providing twenty eight H-92 Cyclone helicopters. GDC is the mission system integrator and, in addition to supplying the acoustic processing suite incorporating the sonobuoy receiver, is responsible for total aircraft system integration. For the MHP program, Ultra will supply the sonobuoy receiver configured on cards that will be fully integrated within the acoustic processor supplied by GDC.

Ultra is the recognised leader in the supply of sonobuoy receivers and provides systems for maritime patrol aircraft, anti-submarine warfare helicopters and surface combatants world wide. In addition, Ultra supplies the majority of the free world's sonobuoys.

Douglas Caster, Chief Executive of Ultra, commented:
"I am very pleased that Ultra will be supplying its world-leading equipment to Canada's new ASW helicopter and look forward to supporting the programme for many years to come. This approach of integrating the receiver and processor is another example of Ultra's innovation providing competitive advantage to our customers."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker / Stephanie Badjonat

press **information**

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I.C.9.
10

Ultra ELECTRONICS

press information

Embargoed until 0700 3 May 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins US$4million gyroscope contract

Ultra announces that its Flightline Systems business, based in Rochester, New York, USA, has been awarded a contract worth in excess of US$4million by the US Army Communications Electronics Command ("CECOM") to provide its Model 703 and 713 vertical displacement gyroscopes for the US Army's Blackhawk helicopters. This is the second contract for Flightline Systems from CECOM - the first award was made in 2003 and will be complete in June 2005. The deliveries for this new contract will commence in January 2006.

Flightline Systems manufactures a complete line of vertical and directional gyroscopes for the US military and for international customers. Flightline's gyros are installed in a range of military platforms and their high reliability helps maintain fleet readiness in current US operations.

Rakesh Sharma, Managing Director of Ultra's Tactical & Sonar Systems division, commented:
"This further contract from CECOM demonstrates confidence in Ultra's ability to deliver reliable, high-integrity aircraft equipment. Flightline's continuing growth is underpinned by the recent acquisition and integration of Horizon Aerospace, which broadens Ultra's range of specialist aircraft equipment and systems."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker / Stephanie Badjonat

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I.C.10.

11

Ultra ELECTRONICS

press information

RECEIVED
2006 APR 24 A 7:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Embargoed until 07.00 6 June 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra awarded US$23m contract for battlespace IT radios for Korea

Ultra announces that its Tactical Communication Systems ("TCS") business in Montreal, Canada has been awarded a contract valued at over US$23 million for the supply of battlespace IT radio systems for the Republic of Korea Armed Forces. The order has been awarded to Ultra TCS by Huneed Technologies ("Huneed"), its manufacturing licensee in the Republic of Korea, who will assemble finished radios from kits supplied by Ultra. Delivery of the radio kits will commence in September 2005 and be complete by August 2007.

Ultra's high capacity, line of sight, frequency hopping tactical radios meet the requirements of the modern battlespace by enabling rapid communication of voice and digital information including video imagery. The version of the radio that is to be supplied under this contract has recently been upgraded to allow the processing of increased rates of information flow, while maintaining interoperability with the Ultra radios already in service with the Republic of Korea Armed Forces. The radios change frequency many times each second to minimise the chances of transmissions being jammed or intercepted.

Ultra TCS has enjoyed a strong cooperative relationship with Huneed for many years and, to date, has received contracts related to the supply of tactical radio systems for the Korean market worth over £40m.

Douglas Caster, Chief Executive of Ultra, commented:
"This award recognises Ultra's continuing commitment to supply radios with enhanced capacity to meet the increasing demands of the modern battlespace, while maintaining interoperability with fielded systems. We are pleased to build on our successful relationship with Huneed and the Republic of Korea Armed Forces."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker / Stephanie Badjonat

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I.C.H.

12

Ultra ELECTRONICS

RECEIVED

press information

Embargoed until 0700 | 22 June 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

FINANCIAL RESULTS TO 31 DECEMBER 2004
RESTATED FOR INTERNATIONAL FINANCIAL REPORTING STANDARDS

Ultra is preparing for the adoption of International Financial Reporting Standards ("IFRS") as its accounting basis for the year ending 31 December 2005. As part of this transition, Ultra is presenting today its audited financial results for the year ended 31 December 2004, restated under IFRS. This press release provides a reconciliation between the key financial statements prepared under UK Generally Accepted Accounting Practice ("UK GAAP") and as prepared under IFRS. Divisional revenues and operating profits for the year ended 31 December 2004, restated under IFRS, are also provided.

The main changes to Ultra's reported financial information from the adoption of IFRS are as a result of the:

- Recognition of foreign currency denominated sales at prevailing spot exchange rates, rather than at an average rate based upon forward foreign exchange contracts previously taken out for the period in question
- Capitalisation of certain development expenditure that is judged to have created long-term economic benefit
- Inclusion of a fair value charge in relation to employee share options and the directors' Long Term Incentive Plan ("LTIP") scheme
- Requirement not to amortise goodwill arising from acquisitions
- Recognition of deferred tax liabilities on a different basis, and
- Recognition of all employee benefit-related assets and obligations, notably pensions

For the year ended 31 December 2004 the impact of IFRS is to reduce turnover by £8.9m to £310.7m, to increase profit before tax by £6.3m to £40.1m and to reduce shareholders' funds by £16.7m to £64.4m.

Ultra has elected to apply International Accounting Standard ("IAS") 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" prospectively from 1 January 2005. Consequently the relevant comparative financial information for 2004 does not reflect the impact of these standards and is accounted for on a UK GAAP basis.

Ultra will report its interim financial results for the six months to 30 June 2005 under IFRS on Monday 1 August 2005. These results will show the impact of IAS 32 and IAS 39 for the first time.

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Embargoed until 0700 22 June 2005

Ultra Electronics Holdings plc

("Ultra" or "the Group")

FINANCIAL RESULTS TO 31 DECEMBER 2004
RESTATED FOR INTERNATIONAL FINANCIAL REPORTING STANDARDS

CONTENTS

PART I

INTRODUCTION

With effect from 1 January 2005, Ultra Electronics Holdings plc ("the Group" or "Ultra") is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"). Comparative information for 2004, originally presented in accordance with UK Generally Accepted Accounting Practice ("UK GAAP"), must be restated in accordance with IFRS. The first results to be prepared on an IFRS basis will be contained in the Group's 2005 interim results announcement to be published on 1 August 2005.

The purpose of this document is to:

a. explain the basis on which Ultra has effected the transition to IFRS;
b. identify the significant differences between IFRS and UK GAAP that are relevant to Ultra;
c. show the impact of restatement in accordance with IFRS on the Group's previously reported results and financial position under UK GAAP; and
d. set out the Group's significant accounting policies under IFRS.

Part II of this document includes the Group's consolidated income statement, consolidated balance sheet and the consolidated cash flow statement as at 31 December 2004 restated in accordance with IFRS.

The primary financial statements contained in this document have been presented in accordance with IAS 1 "Presentation of Financial Statements" and IAS 7 "Cash Flow Statements". It is possible that the format and presentation of the primary financial statements will change in the event that further guidance is issued by the International Accounting Standards Board ("IASB").

The financial information in Part II has been audited by Deloitte & Touche LLP and their opinion is set out in Part II.

An accompanying presentation to investors is now available together with this document on the Company's website, www.ultra-electronics.com.

BASIS OF PREPARATION

The financial information presented in this document has been prepared on the basis of all IFRS including International Accounting Standards ("IAS") and interpretations issued by the IASB and its committees, and as interpreted by any regulatory bodies applicable to the Group. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change. As a result, information contained within this release will require updating for any subsequent amendment to IFRS required for first time adoption or those new standards that the Group may elect to adopt early.

In preparing this financial information, the Group has assumed that the European Commission will endorse the amendment to IAS 19 "Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures".

The Group is required to apply IFRS applicable as at 31 December 2005 retrospectively to determine its restated financial position as at 1 January 2004 (the transition date). However, under IFRS 1 "First time adoption of IFRS" there are certain exemptions to this general principle that the Group has adopted as follows:

Business combinations
Ultra has elected not to apply IFRS 3 "Business Combinations" to business combinations that took place before 1 January 2004. As a result the carrying amount of goodwill recognised as an asset under UK GAAP was brought forward unadjusted as the cost of goodwill recognised under IFRS as at 1 January 2004 (£90.3 million).

Share based payments
Ultra has applied IFRS 2 "Share based Payment" retrospectively only to equity-settled awards that had not vested as at 1 January 2005 and were granted on or after 7 November 2002.

Financial instruments
Ultra has elected to apply IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" prospectively from 1 January 2005. Consequently, the relevant comparative information for 2004 does not reflect the impact of these standards and is accounted for on a UK GAAP basis.

The impact of adopting IAS 32 and IAS 39 from 1 January 2005 is considered further on page 6.

Cumulative foreign currency translation differences
Ultra has elected to deem the cumulative difference on the retranslation into sterling of the Group's net investment in foreign operations to be £nil as at 1 January 2004. As a result, in the event of the subsequent disposal of a foreign operation, any gain or loss on disposal will only include cumulative translation differences arising on or after 1 January 2004.

In accordance with IFRS 1, the Directors have not revised estimates required under IFRS that were also required under UK GAAP as at 1 January 2004 and 31 December 2004, and, in addition, where estimates were not required under UK GAAP, they have been based on information known at that time, and not on subsequent events.

RELEVANT DIFFERENCES BETWEEN UK GAAP AND IFRS

Goodwill
IFRS 3 "Business Combinations" requires that goodwill is not amortised. Instead it is subject to an annual impairment review. As the Group has elected not to apply IFRS 3 retrospectively to business combinations prior to the opening balance sheet date under IFRS, the UK GAAP goodwill balance at 1 January 2004 (£90.3 million) has been included in the opening IFRS consolidated balance sheet and will no longer be amortised.

Goodwill amortisation charged under UK GAAP during 2004 was £5.9 million and this amount is reversed in the income statement under IFRS.

Under UK GAAP, the Group recognised provisional goodwill of £19.6 million on the acquisition of DNE Systems Inc. in 2004. Under IFRS the Group has recognised provisional goodwill of £14.4 million, and has allocated £4.2 million to identifiable intangible assets, and £1.0 million to foreign currency translation. The goodwill of £1.5 million arising on the acquisition of Videcom has not changed.

In summary, the adjustments to the carrying value of goodwill were as follows:

	£000
Carrying value of goodwill under UK GAAP as at 31 December 2004	106,766
Reversal of amortisation charge recognised under UK GAAP in 2004	5,898
Acquisitions – allocation to acquired intangible assets	(4,179)
Foreign currency translation	(1,066)
Carrying value of goodwill under IFRS as at 31 December 2004	107,419

IFRS 1 requires that an impairment review of goodwill be conducted in accordance with IAS 36 "Impairment of Assets" at the date of transition irrespective of whether an indication exists that goodwill may be impaired. No impairments were necessary as at 1 January 2004 following the review carried out in accordance with this standard.

Development costs
Under UK GAAP, company funded development costs could either be capitalised or written off in the period in which they were incurred. Ultra typically wrote-off these costs in the period in which they were incurred. Under IFRS, all research costs and most development costs will be written off in the period in which they are incurred. However, development costs associated with new or substantially improved products must be capitalised from the time at which the development project satisfies the conditions specified within IAS 38 "Intangible Assets".

Certain expenditures on internal product development meet all the criteria of IAS 38 and have therefore been capitalised. Development costs capitalised are amortised on a straight-line basis over their useful economic lives. The impact arising from this charge is summarised as follows:

	At 1 January 2004 £000	Year Ended 31 December 2004 £000
Income statement		
Capitalisation of development expenditure		1,919
Amortisation of intangible asset		(377)
		1,542
Net assets		
Intangible asset – cost	1,617	4,127
Intangible asset – accumulated amortisation	(403)	(765)
	1,214	3,362

Business combinations
Under UK GAAP, the difference between the consideration paid for an acquisition and the fair value of the net assets acquired is recognised as goodwill. IFRS 3 requires that the intangible assets of an acquired business are recognised separately from goodwill and then amortised over their useful life.

Accordingly, as a result of the acquisition of DNE during 2004 the Group has reclassified intangible assets of £4.2m out of goodwill arising on the acquisition. This represents £0.6 million of capitalised development costs and £3.6 million of acquired intellectual property. Under the transition rules, the Group is not required to identify any acquired intangible assets for acquisitions prior to 2004.

Foreign currency
Under UK GAAP, foreign exchange transactions can be translated at the rate of exchange in a related forward exchange contract. Under IFRS, this is not permissible unless IAS 39 hedging criteria are met. In previous years, Ultra has translated all US dollar, Canadian dollar and Euro transactions at an average rate based on forward foreign currency contracts previously taken out for that year. Ultra's monetary assets and liabilities are revalued at the forward contract rate at each period-end. These transactions have now been restated to reflect the IAS 21 "The Effects of Changes in Foreign Exchange Rates" accounting treatment, which is to translate at the rate of exchange ruling at the date of each transaction and revaluing monetary assets and liabilities to the spot rates prevailing at the end of the period.

As a result sales in 2004 have reduced by £8.9 million, operating profit has reduced by £1.0 million, and net assets have reduced by £1.7 million. The operating profit impact would have been reduced if Ultra had adopted IAS 39 in 2004, as the corresponding foreign exchange contracts would have been revalued at year end.

Ultra had foreign currency cash balances translated at the forward contract rate as noted above. Under IFRS, these balances are translated at the year end spot rate. This has had the result of reducing cash balances by £0.9 million, and hence net debt has increased from £23.2 million to £24.1 million at 31 December 2004.

Share based payments
Under UK GAAP, Ultra recognised no profit and loss charge in respect of the Group's employee share schemes as the exercise prices for such schemes were set at the market price prevailing on the date of issue. The Long-Term Incentive Plan schemes required Ultra to purchase shares on the open market to settle certain share awards. These purchases were amortised over the three year vesting period.

Under IFRS, the cost of the employee share and Long-Term Incentive Plan schemes is based on the fair value of the awards that must be assessed using an option-pricing model. Generally, the fair value of the award is expensed on a straight-line basis over the vesting period. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to a failure to satisfy either service conditions or failure to achieve EPS growth relative to Ultra's peer group.

As a result of these changes, the cost of the employee and Long-Term Incentive Plan share schemes recognised during 2004 has decreased by a net £0.1 million. This reflects the requirement to value all options granted after 7 November 2002. Long-Term Incentive Plan shares purchased prior to this date were previously amortised on cost. These amortisation charges have been re-credited to reserves.

Post-employment benefits
Under UK GAAP, Ultra accounted for post-employment benefits under SSAP 24 "Accounting for pension costs", whereby the cost of providing defined benefit pensions and post-retirement healthcare benefits was charged against operating profit on a systematic basis with surpluses and deficits arising being amortised over the expected average remaining service lives of participating employees.

Under IFRS, the cost of defined benefit plans is recognised over the average remaining service lives of the participating employees, but the cost recognised in each period is dependent on the change during the period in the recognised defined benefit liability or asset. Generally, therefore, the cost recognised under IFRS will tend to be more volatile than it would have been under UK GAAP.

The Group's opening IFRS balance sheet as at 1 January 2004 reflects the assets and liabilities of the Group's defined benefit schemes, totalling a net liability of £20.4 million. In 2004, additional finance charges of £0.5 million were charged, whilst a £0.1 million adjustment to operating service cost was made. The net deficit (including a deferred tax asset of £12.1 million) increased by £7.7 million to £28.1 million at the end of 2004. The net impact to reserves was a reduction of £27.5 million.

Proposed dividends
Under UK GAAP, proposed dividends were recognised as a liability in the period to which they related. Under IFRS, dividends are recognised as a liability in the period in which they are declared. Net assets at 31 December 2004 increase by £6.2 million, representing the reversal of the accrual for the final ordinary dividend proposed in respect of 2004.

Deferred tax
Under UK GAAP, deferred tax was provided on timing differences between the accounting and taxable profit (an income statement approach). Under IFRS, deferred tax is provided on temporary differences between the book carrying value and the tax base of assets and liabilities (a balance sheet approach).

IAS 12 requires deferred tax to be provided in respect of the Group's liabilities under its post employment benefit arrangements and on other employee benefits such as share option schemes. The tax impact of these and other IFRS adjustments is quantified in the relevant section of this release, where material.

The most significant deferred tax adjustments other than post employment benefits (see above) relate to the carrying value of goodwill compared to the tax written down value in the US and Canada, where goodwill is tax deductible.

An additional net deferred tax liability of £1.3 million was recognised at 31 December 2004 as a result of the IFRS adjustments. Of this, £0.8 million was charged to 2004 profit and loss and £0.2 million was charged to equity in 2004. The balance of £0.3 million represents the deferred tax adjustment as at 1 January 2004.

Cumulative foreign translation difference
Under UK GAAP, cumulative foreign currency translation differences arising on the retranslation into sterling of the Group's net investment in foreign operations were recognised in reserves. Under IFRS, cumulative foreign currency translation differences must be recognised as a separate component of equity and should be taken into account in calculating the gain or loss on the disposal of a foreign operation.

As permitted under IFRS 1, Ultra has elected to deem cumulative translation differences to be £nil on 1 January 2004.

IAS 32 AND IAS 39: FINANCIAL INSTRUMENTS
As permitted under IFRS 1, Ultra has elected to apply IAS 32 and IAS 39 prospectively from 1 January 2005. As a result, the relevant comparative information for 2004 does not reflect the impact of these standards and is accounted for on a UK GAAP basis.

Ultra uses derivative contracts to manage economic exposure to movements in interest rates and currency exchange rates.

Under UK GAAP, such derivative contracts are not recognised as assets and liabilities on the balance sheet and gains or losses arising on them are not recognised until the hedged transaction has itself been recognised in the financial statements.

Under IFRS, such derivative contracts must be recognised as assets and liabilities on the balance sheet measured at their fair values. Changes in their fair values must be recognised in the income statement and this is likely to cause volatility in situations where the carrying value of the hedged item is not adjusted to reflect fair value changes arising from the hedged risk. Under certain conditions specified within IAS 39, hedge accounting may be used to mitigate income statement volatility.

Ultra plans to continue to manage exposures using hedging instruments that provide the appropriate economic outcome. Our policy will be to apply hedge accounting to hedging relationships where it is both permissible under IAS 39 and practical to do so, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39.

Where it is not permissible to apply hedge accounting to translation hedging relationships, the impact on the income statement will be included within net finance costs. It will not be possible to estimate the effect on the Group's results until the end of each period when the fair value of the relevant hedging instruments at the balance sheet date is known.

PART II

RESTATED AUDITED PRELIMINARY COMPARATIVE IFRS FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENT PREPARED IN ACCORDANCE WITH IFRS

For the year ended 31 December 2004	UK GAAP IFRS format	Goodwill IFRS 3	Intangible assets IAS 38	Share based payments IFRS 2	Post - employment benefits IAS 19	Foreign currency IAS 21	Deferred tax IAS 12	Events after Balance Sheet date IAS10	Restated under IFRS
	£000	£000	£000	£000	£000	£000	£000	£000	£000
Continuing operations									
Revenue	319,669					(8,927)			310,742
Cost of sales	(235,017)		1,542			3,848			(229,627)
Gross profit	84,652	0	1,542	0	0	(5,079)	0	0	81,115
Other operating income						3,828			3,828
Distribution costs	(824)					47			(777)
Administrative expenses	(46,985)	5,898		100	158	230			(40,599)
Other operating expenses	(273)								(273)
Profit from operations	36,570	5,898	1,542	100	158	(974)	0	0	43,294
Investment income	157								157
Finance costs	(2,942)				(529)	109			(3,362)
Profit before tax	33,785	5,898	1,542	100	(371)	(865)	0	0	40,089
Tax on profit on ordinary activities	(10,308)				145	(3)	(772)		(10,938)
Profit for the year from continuing operations	23,477	5,898	1,542	100	(226)	(868)	(772)	0	29,151
Ordinary dividends	(9,246)							715	(8,531)
Profit for the year attributable to equity shareholders	14,231	5,898	1,542	100	(226)	(868)	(772)	715	20,620
Earnings per share									
From continuing operations									
Basic	35.2								43.7
Diluted	35.0								43.4

CONSOLIDATED BALANCE SHEET PREPARED IN ACCORDANCE WITH IFRS

As at 31 December 2004	UK GAAP IFRS format	Goodwill IFRS 3	Intangible assets IAS 38	Share based payments IFRS 2	Post-employment benefits IAS 19	Foreign currency IAS 21	Deferred tax IAS 12	Events after Balance Sheet date IAS 10	Cumulative translation differences IAS 21	Restated under IFRS
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Non-current assets										
Intangible assets	107,281	683	6,909			(30)				114,843
Property, plant and equipment	20,213									20,213
Deferred tax assets	1,768				12,111		121			14,000
	129,262	683	6,909	0	12,111	(30)	121	0	0	149,056
Current assets										
Inventories	17,510					(555)				16,955
Trade and other receivables	68,758				14	(420)				68,352
Cash and cash equivalents	24,975					(915)				24,060
	111,243	0	0	0	14	(1,890)	0	0	0	109,367
Total assets	240,505	683	6,909	0	12,125	(1,920)	121	0	0	258,423
Current liabilities										
Trade and other payables	(90,801)				(50)	198		6,157		(84,496)
Tax liabilities	(8,030)									(8,030)
Obligations under finance leases	(21)									(21)
Bank overdrafts and loans	(48,104)									(48,104)
Short-term provisions	(3,164)									(3,164)
	(150,120)	0	0	0	(50)	198	0	6,157	0	(143,815)
Non-current liabilities										
Retirement benefit obligation	0				(40,219)					(40,219)
Other payables	(1,784)				669					(1,115)
Deferred tax liabilities	0						(1,406)			(1,406)
Obligations under finance leases	(10)									(10)
Long-term provisions	(7,472)									(7,472)
	(9,266)	0	0	0	(39,550)	0	(1,406)	0	0	(50,222)
Total liabilities	(159,386)	0	0	0	(39,600)	198	(1,406)	6,157	0	(194,037)
Net assets	81,119	683	6,909	0	(27,475)	(1,722)	(1,285)	6,157	0	64,386

CONSOLIDATED BALANCE SHEET PREPARED IN ACCORDANCE WITH IFRS - continued

As at 31 December 2004	UK GAAP IFRS format	Goodwill IFRS 3	Intangible assets IAS 38	Share based payments IFRS 2	Post-employment benefits IAS 19	Foreign currency IAS 21	Deferred tax IAS 12	Events after Balance Sheet date IAS 10	Cumulative translation differences IAS 21	Restated under IFRS
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Equity										
Share capital	3,345									3,345
Share premium account	30,306									30,306
Own shares	(1,325)			(1,482)						(2,807)
Hedging and translation reserves	0								(1,098)	(1,098)
Retained earnings	48,793	683	6,909	1,482	(27,475)	(1,722)	(1,285)	6,157	1,098	34,640
Total equity attributable to equity holders of the parent	81,119	683	6,909	0	(27,475)	(1,722)	(1,285)	6,157	0	64,386

CONSOLIDATED CASH FLOW STATEMENT: RESTATED IN ACCORDANCE WITH IFRS

For the Year Ended 31 December 2004	UK GAAP IFRS format	Goodwill IFRS 3	Intangible assets IAS 38	Share based payments IFRS 2	Post - employment benefits IAS 19	Foreign currency IAS 21	Restated under IFRS
	£000	£000	£000	£000	£000	£000	£000
Net cash from operating activities	42,202	0	1,919	0	0	0	44,121
Investing activities							
Interest received	157						157
Purchases of property, plant and equipment	(5,246)						(5,246)
Proceeds on disposal of property, plant and equipment	3						3
Expenditure on product development	0		(1,919)				(1,919)
Acquisition of subsidiary undertaking	(23,288)						(23,288)
Net cash used in investing activities	(28,374)	0	(1,919)	0	0	0	(30,293)
Financing activities							
Issue of share capital	2,237						2,237
Purchase of Long-Term Incentive Plan shares	(1,124)						(1,124)
Dividends paid	(8,531)						(8,531)
Repayments of borrowings	(1,400)						(1,400)
Repayments of obligations under finance leases	(3)						(3)
Net cash used in financing activities	(8,821)	0	0	0	0	0	(8,821)
Net increase in cash and cash equivalents	5,007	0	0	0	0	0	5,007
Cash and cash equivalents at beginning of period	19,047					(1,003)	18,044
Effect of foreign exchange rate changes	921					88	1,009
Cash and cash equivalents at end of period	24,975	0	0	0	0	(915)	24,060

CONSOLIDATED CASH FLOW STATEMENT RESTATED IN ACCORDANCE WITH IFRS - continued

For the Year Ended 31 December 2004	UK GAAP IFRS format	Goodwill IFRS 3	Intangible assets IAS 38	Share based payments IFRS 2	Post - employment benefits IAS 19	Foreign currency IAS 21	Restated under IFRS
	£000	£000	£000	£000	£000	£000	£000
Reconciliation of net increase in cash to movement in net debt							
Net increase in cash and cash equivalents	5,007						5,007
Cash outflow from decrease in debt and lease financing	1,403						1,403
Change in net debt arising from cash flows	6,410	0	0	0	0	0	6,410
Finance leases acquired with subsidiary undertaking	(19)						(19)
Translation difference	784					88	872
Movement in net debt in the year	7,175	0	0	0	0	88	7,263
Net debt at start of year	(30,335)					(1,003)	(31,338)
Net debt at end of year	(23,160)	0	0	0	0	(915)	(24,075)
NOTES TO THE CASH FLOW STATEMENT							
Profit from operations	36,570	5,898	1,542	100	158	(974)	43,294
Adjustments for:							
Amortisation of goodwill	5,898	(5,898)					0
Depreciation of property, plant and equipment	5,069						5,069
Amortisation of intangible assets	45		377				422
Amortisation of LTIP awards	900			(900)			0
Cost of equity settled employee share schemes	0			797			797
Reduction in post employment benefit obligations	0				(55)		(55)
Loss on disposal of property, plant and equipment	58						58
Increase in provisions	2,849						2,849
Operating cash flows before movements in working capital	51,389	0	1,919	(3)	103	(974)	52,434
Increase in inventories	(882)					358	(524)
Increase in receivables	(2,932)					(596)	(3,528)
Increase in payables	5,722			3	(103)	1,212	6,834
Cash generated by operations	53,297	0	1,919	0	0	0	55,216
Income taxes paid	(8,317)						(8,317)
Interest paid	(2,778)						(2,778)
Net cash from operating activities	42,202	0	1,919	0	0	0	44,121

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE RESTATED IN ACCORDANCE WITH IFRS

For the year ended 31 December 2004	**UK GAAP IFRS format £000**	**IFRS adjustments £000**	**Restated under IFRS £000**
Exchange differences on translation of foreign operations	196	(1,293)	(1,097)
Actuarial losses on defined benefit pension schemes	0	(7,492)	(7,492)
Tax on items taken directly to equity	0	95	95
Net income/(losses) recognised directly in equity	196	(8,690)	(8,494)
Profit for the period	23,477	5,674	29,151
Total recognised income and expense for the period attributable to equity holders of the parent	23,673	(3,016)	20,657

NOTES TO THE FINANCIAL INFORMATION RESTATED IN ACCORDANCE WITH IFRS

Segment information

Revenue

	UK GAAP £000	Adjustment £000	IFRS £000
Aircraft & Vehicle Systems	81,943	(5,350)	76,593
Information & Power Systems	115,635	(1,946)	113,689
Tactical & Sonar Systems	122,091	(1,631)	120,460
	319,669	(8,927)	310,742

Profit from operations

	UK GAAP £000	Adjustment £000	IFRS £000
Aircraft & Vehicle Systems	14,694	173	14,867
Information & Power Systems	14,764	274	15,038
Tactical & Sonar Systems	13,010	379	13,389
Goodwill amortisation	(5,898)	5,898	-
	36,570	6,724	43,294

SIGNIFICANT ACCOUNTING POLICIES UNDER IFRS

Basis of preparation

The consolidated financial information has been prepared on the basis of International Financial Reporting Standards ("IFRS") and with those parts of the Companies Act 1985 that are applicable to companies reporting under IFRS.

Ultra adopted IFRS with a transition date of 1 January 2004. Comparative figures for the year ended 31 December 2004 and the Group's balance sheet as at 31 December 2004 that were previously reported in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") have been restated to comply with IFRS, with the exception of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" which will be applied prospectively from 1 January 2005.

IFRS 1 "First-time Adoption of IFRS" allows certain exemptions from the retrospective application of IFRS prior to 1 January 2004. Where these exemptions have been used, they are explained under the relevant headings below.

The consolidated financial information has been prepared under the historical cost convention.

Basis of consolidation

The consolidated financial information includes the results, cash flows and assets and liabilities of Ultra Electronics Holdings plc ("the Company") and its subsidiaries (together, "the Group").

Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to profit and loss in the period of acquisition.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the effective date of acquisition.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary. Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

Goodwill arising on acquisitions before the date of transition to IFRSs has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and will not be included in determining any subsequent profit or loss on disposal.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes. Sales of goods are normally recognised when goods are delivered and title has passed.

Long-term contracts
Where the outcome of a long-term contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date. This is normally measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Where the outcome of a long-term contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Foreign currency
Transactions denominated in foreign currencies are recorded in the local currency at the actual exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The trading results and cash flows of overseas undertakings are translated into sterling using the average rates of exchange during the relevant financial period. The balance sheets of overseas subsidiary undertakings are translated into sterling at the rates ruling at the year-end. Exchange differences arising from the re-translation of the opening balance sheets and results are classified as equity and transferred to the Group's translation reserve.

Goodwill and fair value adjustments on the acquisition of foreign entities are treated as assets and liabilities of the foreign entity and translated at the closing rate. The Group has elected to treat goodwill and fair value adjustments arising on acquisitions before the date of transition to IFRSs as sterling denominated assets and liabilities.

Government grants
Government grants are recognised in the profit and loss account so as to match them with the expenditure towards which they are intended to contribute, to the extent that the conditions for receipt have been met and there is reasonable assurance that the grant will be received.

Retirement benefit costs
The Group provides pensions to its employees and Directors through defined benefit and defined contribution pension schemes. The schemes are funded and their assets are held independently of the Group by trustees.

For defined benefit retirement schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. The actuarial gains and losses are recognised outside profit or loss and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets.

Research and development
Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Any internally generated intangible asset arising from development activities is recognised only if an asset is created that can be identified, it is probable that the asset created will generate future economic benefit and the development cost of the asset can be measured reliably.

Internally generated assets are amortised on a straight-line basis over their useful lives. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Other intangible assets
Costs associated with producing or maintaining computer software programmes for sale are recognised as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, that will generate economic benefits exceeding costs beyond one year and that can be measured reliably, are recognised as intangible assets. Capitalised software development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is provided on a straight-line basis over their useful lives.

Patents and trademarks are stated at historical cost. Patents and trademarks have definite useful lives and are carried at cost less accumulated amortisation and impairment losses.

Intangible assets arising from a business combination whose fair value can be reliably measured are separated from goodwill and amortised on a straight line basis over their remaining useful lives.

Impairment
At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Property plant and equipment
Property, plant and equipment are shown at original historical cost, net of depreciation and any provision for impairment.

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life as follows:

Freehold buildings	40 to 50 years
Short leasehold improvements	over remaining period of lease
Plant and machinery	3 to 20 years
Freehold land is not depreciated	

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Operating lease rentals are charged to income on a straight-line basis over the term of the relevant lease.

Inventories
Inventories are valued at the lower of cost (determined on a first-in, first-out basis and including an appropriate proportion of overheads) and net realisable value, less payments on account. Provision is made for any obsolete, slow moving or defective items.

Cash and cash equivalents
Cash and cash equivalents comprise cash in-hand and bank overdrafts, where there is right of set off. Bank overdrafts are presented as current liabilities to the extent that there is no right of offset with cash balances.

Share-based payments
The Group has applied the requirements of IFRS 2 "Share-based payment". In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity settled share-based payments to certain employees. Equity settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. Fair value is measured by use of an option pricing model.

Provisions
Provision is made for the anticipated cost of repair and rectification of products under warranty, based on known exposures and historical occurrences. Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to affected parties.

Taxation
The tax expense represents the sum of the current tax payable and deferred tax.

The current tax payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to directly equity, in which case the deferred tax is also dealt with in equity.

Derivative financial instruments

As permitted by IFRS 1, Ultra has elected to apply IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" prospectively from 1 January 2005. As a result, the relevant comparative information for the year ended 31 December 2004 does not reflect the impact of these standards and is accounted for in accordance with UK GAAP.

Ultra uses derivative financial instruments, principally forward foreign currency contracts and interest rate swaps, to reduce its exposure to exchange rate and interest rate movements. Ultra does not hold or issue derivatives for speculative or trading purposes. Under UK GAAP, such derivative contracts are not recognised as assets and liabilities on the balance sheet and gains or losses arising on them are not recognised until the hedge item is itself recognised in the financial statements.

From 1 January 2005 onwards, derivative financial instruments will be recognised as assets and liabilities measured at their fair values at the balance sheet date. Changes in their fair values will be recognised in the income statement and this is likely to cause volatility in situations where the carrying value of the hedged item is not adjusted to reflect fair value changes arising from the hedged risk. Provided the conditions specified by IAS 39 are met, hedge accounting may be used to mitigate this income statement volatility.

Hedge accounting will not generally be applied to transactional hedging relationships, such as hedges of forecast or committed transactions. However, hedge accounting will be applied to translational hedging relationships where it is permissible under IAS 39. When hedge accounting is used, the relevant hedging relationships will be classified as fair value hedges, cash flow hedges or net investment hedges.

Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability will be adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss will be recognised in the income statement where, to the extent that the hedge is effective, it will be offset by the change in the fair value of the hedging instrument.

Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent that the hedge is effective, changes in the fair value of the hedging instrument will be recognised directly in equity rather than in the income statement. When the hedged item is recognised in the financial statements, the accumulated gains and losses recognised in equity will be either recycled to the income statement or, if the hedged items results in a non-financial asset, will be recognised as adjustments to its initial carrying amount.

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF ULTRA ELECTRONICS HOLDINGS PLC ON THE PRELIMINARY COMPARATIVE IFRS FINANCIAL INFORMATION

We have audited the preliminary comparative IFRS financial information of Ultra Electronics Holdings plc for the year ended 31 December 2004 which comprises the consolidated balance sheet, income statement, cash flow statement and statement of recognised income and expense and the related notes.

This report is made solely to the Board of Directors, in accordance with our engagement letter dated 1 June 2005 and solely for the purpose of assisting with the transition to IFRS. Our audit work will be undertaken so that we might state to the company's Board of Directors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we will not accept or assume responsibility to anyone other than the company for our audit work, for our report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The company's directors are responsible for ensuring that the Company and the Group maintains proper accounting records and for the preparation of the preliminary comparative IFRS financial information on the basis set out in Part 1, which describes how IFRS will be applied under IFRS 1, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the company prepares its first complete set of IFRS financial statements as at 31 December 2005. Our responsibility is to audit the preliminary comparative financial information in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards and report to you our opinion as to whether the preliminary comparative IFRS financial information is prepared, in all material respects, on the basis set out in Part 1.

We read the other information contained in the preliminary comparative IFRS financial information for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary comparative IFRS financial information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the preliminary comparative IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the preliminary comparative IFRS financial information and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the preliminary comparative IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the preliminary comparative IFRS financial information.

Without qualifying our opinion, we draw attention to the fact that Part 1 explains why there is a possibility that the accompanying preliminary comparative IFRS comparative financial information may require adjustment before constituting the final comparative IFRS financial information. Moreover, we draw attention to the fact that, under IFRSs, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the company's financial position, results of operations and cash flows in accordance with IFRSs.

Opinion

In our opinion the preliminary comparative IFRS financial information is prepared, in all material respects, on the basis set out in Part 1 which describes how IFRS will be applied under IFRS 1, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the Company prepares its first complete set of IFRS financial statements as at December 31, 2005.

Deloitte & Touche LLP

Chartered Accountants
London

20 June 2005

Ultra
ELECTRONICS

press information

Embargoed until 0700 22 June 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Trading Update

The Board of Ultra is reporting on trading before the Group enters the close period in respect of its interim results for the six months ending 30 June 2005, which will be announced on 1 August 2005. In a separate announcement today, Ultra provides information on the effects of adopting International Financial Reporting Standards ("IFRS").

Trading

Trading in the period is in line with expectations and sales growth continues, boosted by contributions from last year's acquisitions, DNE Technologies ("DNE") and Videcom together with an initial contribution from Horizon Aerospace ("Horizon"), acquired in March 2005. Horizon has been fully integrated into Flightline Systems within Ultra's Tactical & Sonar Systems division which also includes DNE. Videcom is part of the Airport Systems business within Information & Power Systems.

Tactical & Sonar Systems is achieving modest sales growth pending the introduction of a new US sonobuoy variant in the second half of the year. In Aircraft & Vehicle Systems, trading reflects the buoyancy of the civil aerospace market and increasing sales of equipment for armoured vehicles. Within Information & Power Systems strong growth continues driven mainly by higher sales of Ultra's ADSI real time command and control system.

Despite currency effects, margins continue to improve as the Group maintains its focus on achieving operational efficiencies while delivering to customers the high quality products and services required.

Following the outstanding operating cash performance achieved in recent years and especially in the second half of 2004, there will be some increase in working capital levels in the first half of 2005, as previously signalled. The Group's balance sheet remains strong.

Ultra has headroom for further acquisitions and the Group continues actively to consider complementary businesses that can be acquired at appropriate prices.

New business

Several important new contracts have been won in the first half of 2005. Significant orders for Ultra's battlespace IT products including ADSI and high-capacity tactical radio systems have been received. The Group has secured positions on the new Canadian MHP and US Navy P-8A anti-submarine warfare aircraft that are being developed. On armoured vehicle programmes, Ultra has been selected to undertake system studies for FRES and the Warrior upgrade and to supply equipment on Terrier.

The order book at the end of June is expected to be over £400m, representing the equivalent of about 14 months of future sales and giving a normal level of earnings visibility for Ultra.

Outlook

Ultra's positioning on a broad range of international programmes gives the Board confidence in the Group's prospects. In conclusion, the Board expects that Ultra's performance in 2005 will be broadly in line with the current consensus of market expectations, recognising that these will now be revised to reflect the impact of the adoption of IFRS.

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis/Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I.C.13.

14

press information

Embargoed until 0700 27 June 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins A400M Landing Gear Proximity Sensing Electronics

Ultra announces that its Controls business has been selected by Messier-Bugatti to supply the landing gear control system proximity sensors and associated interface electronics for the Airbus A400M aircraft. These components are used mainly in the landing gear extension and retraction system to sense the position of the landing gear and landing gear doors. The sensors are extremely rugged and must survive in a particularly harsh environment. The interface electronics is safety-critical as it provides confirmation that the aircraft is on the ground and that other systems such as reverse propeller thrust may safely be deployed.

Ultra is partnered with Goodrich Fuel and Utility Systems (FUS), of Vergennes, VT, for the supply of this equipment. Ultra brings significant signal conditioning expertise to the team, based on the supply of control and monitoring systems for a number of aircraft applications. Goodrich FUS brings the benefit of its experience in the supply of high-integrity sensing systems on a variety of civil and military aircraft.

This award marks the first success of the Ultra/Goodrich team in supplying proximity sensing equipment onto an Airbus aircraft and is expected to generate over US$6m of revenue for Ultra.

Douglas Caster, Chief Executive of Ultra Electronics, commented:
"This award demonstrates the strength of the Ultra/Goodrich partnership for the supply of proximity sensing equipment for aerospace applications. It provides yet another application for our innovative but low risk technical solutions for modern aircraft systems"

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis or Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Ultra Electronics Controls is a business within Ultra's Aircraft & Vehicle Systems division. It is the sole supplier of electronic landing gear control systems to Airbus for its A318, A319, A320, A321, A330 and A340 aircraft. The company provides electronic control and position sensing systems to Boeing, Airbus, Bombardier, BAE Systems and Rolls-Royce.

I-C-H.

15

press information

For immediate release

18 July 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra acquires Audiopack Technologies, Inc. for $60m

Ultra announces that it has acquired Audiopack Technologies, Inc. ("Audiopack") for a cash consideration of $59.7m. The business is based in Cleveland, Ohio, USA and employs approximately 120 people. Audiopack's main activity is developing and manufacturing rugged voice communications equipment for personnel wearing protective clothing, masks and breathing apparatus in harsh and hazardous environments.

Audiopack's main customers are in the military and homeland security sectors together with 'first responders' such as the fire, medical and police services. These customers demand robust products of the highest quality to provide reliable communications between team members operating in dangerous environments.

The value of gross assets being purchased by Ultra is $6.2m, with a net asset value of $5.1m, subject to adjustment based on the closing balance sheet. The acquisition of Audiopack will be financed using Ultra's existing banking facilities. Regulatory approvals for Ultra's acquisition of Audiopack have been obtained.

Audiopack will operate as Ultra Electronics Audiopack reporting to Rakesh Sharma, Managing Director of Ultra's Tactical & Sonar Systems division.

Douglas Caster, Chief Executive of Ultra, commented:
"Audiopack is an excellent acquisition for Ultra, with its broad product portfolio, world-leading technologies and excellent relationships with key customers in the US and worldwide. The business has strong positions in growing market niches that are complementary to Ultra's existing communications and battlespace IT activities. Acquisitions such as this demonstrate Ultra's commitment to invest profitably the cash that it generates in order to deliver growth, either in existing businesses or by acquiring businesses which complement and broaden the Group's portfolio of products and capabilities."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susanne Walker

Notes to editors:
Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 2,800 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I. e. 15.

16

Ultra ELECTRONICS

press **information**

Embargoed until 0700 25 July 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra awarded US$13m contract for battlespace IT radios

Ultra announces that its Tactical Communication Systems business in Montreal, Canada has won an initial US$13 million contract to supply enhanced tactical radios to the US Army for the Patriot air defence missile system. The contract has been awarded by the Canadian Commercial Corporation acting on behalf of the US Department of Defense. Ultra will supply an upgraded version of its High Capacity Line of Sight (HCLOS) radio that is the current baseline for the Joint Network Transport Capability (JNTC) programme, providing wideband communications for use by the US Army. The radios are to be delivered by September 2006.

Ultra's HCLOS radios and associated equipment are key elements of the US Army's transformation of its battlespace information management process. They provide a data highway in the Army's communication system and are a vital component of the wide area network for voice and data transmission between the various command levels in land forces.

Ultra's radio communication systems provide secure battlefield trunk telephone and high-capacity data telecommunication services to link battlefield commanders and their combat forces. They accommodate the increasing need for data-based communications, including email and near-real-time video transmissions, in addition to voice communications.

Douglas Caster, Chief Executive of Ultra, commented: "Ultra has developed its radio to meet the stringent requirements of the Patriot missile system. This gives Ultra a world-leading capability and this contract is potentially the start of a multi-year programme to upgrade radio systems in service with the US Army."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Marketing Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I.C.16.

Ultra ELECTRONICS 17

press **information**

Embargoed until 0700 1 August 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Interim Results for the Six Months to 30 June 2005

FINANCIAL HIGHLIGHTS

	Six months to 30 June 2005	Six months to 30 June 2004	**Change**
Revenue	**£158.2m**	£143.4m	**+10%**
Operating profit*	**£22.3m**	£19.6m	**+14%**
Profit before tax**	**£20.7m**	£17.9m	**+16%**
Earnings per share**	**22.4p**	19.7p	**+14%**
Dividend per share	**5.2p**	4.6p	**+13%**

* *before amortisation of intangibles arising on acquisition. IFRS profit from operations £22.1m (2004: £19.6m).*
** *before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. IFRS profit before tax £19.1m (2004: £17.9m). Basic EPS 20.6p (2004: 19.7p).*

- Strong performance in first half
  - excellent growth in Information & Power Systems
  - buoyant civil aerospace market reflected in Aircraft & Vehicle Systems performance
  - good progress in Tactical & Sonar Systems
- Improved efficiencies strengthen margins
- High quality of earnings – cash conversion of 73%
- Contributions from 2004 and 2005 acquisitions
- Acquisition of Audiopack since period-end
- Order book of £407m provides good visibility

Douglas Caster, Chief Executive, commented:
"Ultra has again demonstrated solid growth in sales and profits. The Group is well positioned in its broad range of market niches and constantly seeks opportunities to offer new products and services to meet customer demand, as exemplified by the recent acquisition of Audiopack.

Ultra's broad spread of activities, positions on a wide range of long-term international programmes together with a proven ability to implement programmes successfully, are key strengths of the Group. These strengths, coupled with the strong order book, give the Board confidence that the Group will continue to make progress in 2005."

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels and transit system power conversion and control equipment.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Embargoed until 0700 1 August 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Interim Results for the Six Months to 30 June 2005

FINANCIAL RESULTS

Trading for the Group remained strong in the first half of 2005 and sales growth continued, boosted by contributions from its 2004 acquisitions and an initial contribution from Horizon Aerospace, acquired in March this year. Ultra has again improved margins, despite currency effects.

Sales increased by 10% to £158.2m, compared to £143.4m for the same period last year. Good sales growth in Aircraft & Vehicle Systems reflected the buoyancy of the civil aerospace market and increasing sales of equipment for armoured vehicles. A strong performance in Information & Power Systems was driven mainly by higher sales of Ultra's ADSI real time command and control system. Tactical & Sonar Systems achieved modest growth, pending the introduction of a new US sonobuoy variant in the second half of the year.

Operating profit[(1)] was 14% higher at £22.3m (2004: £19.6m). The operating margin[(1)] improved to 14.1% (2004: 13.7%) as the Group maintained its focus on achieving operational efficiencies. The net interest charge was £1.6m (2004: £1.6m) and profit before tax[(2)] rose to £20.7m, a 16% increase when compared to last year's result of £17.9m. Earnings per share[(2)] grew by 14% to 22.4p (2004: 19.7p).

Following the outstanding operating cash performance achieved in recent years and especially in the second half of 2004, there was a small increase in working capital levels in the first half of 2005. This resulted in operating cash generation[(3)] in the period of £16.3m (2004: £16.2m), giving a conversion rate from operating profit[(1)] of 73% (2004: 83%). Net debt was £24.3m at the period-end, compared with £24.1m at the beginning of the year. The Group's balance sheet remains strong, with net interest payable on borrowings covered approximately 21 times by operating profit[(1)].

An interim dividend of 5.2p (2004: 4.6p) will be paid on 27 September 2005 to those shareholders on the register at the close of business on 26 August 2005.

OPERATIONAL REVIEW

Within the large defence budgets in Ultra's main markets, demand for electronic equipment continues to rise. As the demand for 'smart capability' continues, the key areas of expenditure remain unchanged: battlespace IT, mobility, smart munitions, protection and security. The cost of current peacekeeping operations is, however, putting pressure on defence budgets and affecting the timing of some contract awards. Homeland security is becoming more important worldwide and this is reflected in an increasing demand for coastal and border surveillance systems.

In the civil aerospace market, trading conditions are buoyant as passenger numbers continue to rise. This is reflected in both increased sales of original equipment as aircraft build rates increase and also in the level of demand for aftermarket support. Demand worldwide for modern airport IT systems also remains strong.

(1) before amortisation of intangibles arising on acquisition (see note 4)
(2) before amortisation of intangibles arising on acquisition and loss on derivative financial instruments (see note 4)
(3) cash generated by operations, less net capital expenditure, R&D and LTIP (see note 4)

Aircraft & Vehicle Systems

Total sales in Aircraft & Vehicles Systems increased by 15% to £39.4m (2004: £34.4m) and operating profit[(1)] was £7.7m compared with £6.8m last year, an increase of 13%. The order book has decreased by 3% to £75.0m since June 2004, pending receipt of Eurofighter tranche 2 awards now in negotiation.

Growth in the period was principally as a result of additional equipment sales for armoured vehicles and from sales to the civil aerospace market. This growth was partially offset by a revision to the HiPPAG delivery plan for Eurofighter to allow incorporation of compatibility with the ASRAAM missile.

Ultra's HiPPAG airborne compressor has now achieved a fleet total of one million flying hours without a single mission failure, thereby demonstrating its exceptional in-service reliability. The US Navy placed further orders in the period for HiPPAG systems for use on its F/A-18 E/F Super Hornet aircraft.

After the approval of the tranche 2 of the Eurofighter programme in late 2004, Ultra has received initial orders for some of the equipment that it supplies for the aircraft.

Ultra's relationship with Boeing continued to strengthen through the highly collaborative team-work on the development of the wing ice protection system and proximity sensor electronics for the 787 Dreamliner aircraft. During the period, Ultra was selected to supply proximity sensors and electronics for the A400M, the new Airbus military turbo-prop transport aircraft.

In the period, a commitment to upgrade the turret of the Warrior armoured vehicle was announced by the UK MoD. Ultra has teamed with CTAI, a joint venture between BAES and Giat Industries, to bid for control system and power distribution electronic equipment on this programme.

Information & Power Systems

Information & Power Systems sales increased by 15% to £58.8m (2004: £51.3m), while operating profit[(1)] increased by 22% to £7.3m (2004: £6.0m). The order book increased by 3% to £113.4m over the twelve month period.

The continuing growth in the demand for battlespace IT systems fuelled sales in this division. The certification in 2004 of new software for ADSI, Ultra's real time command & control system, drove strong demand for new systems, as well as software and hardware upgrades, in the first half of 2005. At the end of the period, an initial sub-contract was received from Northrop Grumman relating to JSS, a potentially large tactical data link programme in the US. In the UK, deliveries of equipment relating to the Bowman army communications programme also contributed to the growth of the division.

With regard to airport IT systems, sales growth resulted from higher activity levels in the sector generally as passenger numbers continued to increase. In addition, Videcom made a good contribution and Ultra's activity level at Heathrow's Terminal 5 increased, reflecting the progress of the project.

The upgrade programme for the power supplies for Network Rail's southern region is now complete. As predicted, demand for Ultra's transit power system equipment reduced and is now at a sustainable level. For defence power equipment, the continuing investment by the US DoD in its naval shipbuilding programme was reflected in continuing demand for Ultra's specialist power equipment for ships and submarines.

[(1)] *before amortisation of intangibles arising on acquisition (see note 4)*

Reflecting the increased focus worldwide on homeland security, Ultra executed its contract, awarded last year, to supply an advanced coastal and land surveillance system in the Middle East.

Late in the period, Ultra was selected as part of Lockheed Martin's team to undertake system studies for the UK Future Rapid Effects System armoured vehicle programme. This programme is the largest planned procurement of armoured vehicles in the UK.

Tactical & Sonar Systems

Total sales in Tactical & Sonar Systems increased by 4% to £59.9m (2004: £57.7m) and operating profit[1] was £7.3m (2004: £6.8m), an increase of 7%. The order book has increased by 15% to £219.0m since June 2004, reflecting strong order intake for the Group's tactical radio systems.

The division benefited from the inclusion of last year's acquisition, DNE, as well as a small contribution from Horizon which was acquired in March this year. Horizon, which provides aerospace cockpit equipment for military and civil aircraft, has been fully integrated with Flightline. The modest sales growth in this division was due to the level of sonobuoy sales being reduced pending the introduction of a new US sonobuoy variant planned for the second half of the year. The continuing commitment to anti-submarine warfare (ASW) in the market is demonstrated by the number of major new ASW platforms that are currently being developed. Ultra secured contracts for its acoustic mission equipment on these platforms, including the P-8A variant of the Boeing 737 aircraft in the US and the Canadian maritime helicopter programme.

Ultra has enjoyed further success with its range of high capacity tactical radios and won development and supply contracts with the armies of South Korea, Canada and the US. The contracts include funded enhancements to make the radios capable of handling higher rates of information flow, as required by modern battlespace IT systems.

Reflecting the Group's strong relationship with the US Navy, two further torpedo countermeasure contracts were secured, underlining Ultra's strong position in the underwater battlespace arena. In the UK, the MoD has selected Ultra to supply a new mine disposal system though, due to the pressures on budgets, contract signature has not yet been achieved.

Audiopack, acquired since the period-end, will be part of this division. Audiopack's main activity is developing and manufacturing rugged voice communications equipment for personnel wearing protective clothing, masks and breathing apparatus in harsh and hazardous environments. In the year ended 31 December 2004, Audiopack achieved sales of $22.1m and made an operating profit of $6.8m.

PROSPECTS

In recent years, global defence budgets have grown as governments have responded to the need to provide an enhanced security and defence capability, both at home and overseas. A focus of expenditure remains on improving the use of intelligence, the ability more rapidly to deploy forces and in providing increased protection. Ultra has pursued a strategy that has positioned the Group to benefit from these trends, and constantly seeks opportunities to offer new products and services to meet such customer requirements. The Group's latest acquisition, Audiopack, exemplifies this strategy as it is a business that has responded rapidly to the demands of the market and has developed world-leading communications solutions for the most demanding defence, homeland security and other 'first responder' customers. Ultra's strategy will continue to be to position the Group in market niches that are expanding in the defence and security sector.

[1] *before amortisation of intangibles arising on acquisition (see note 4)*

The civil aerospace market continues to grow, despite wider concerns about the profitability of major airlines. Ultra now enjoys positions on both Airbus and Boeing programmes and anticipates further growth in original equipment sales and in aftermarket demand.

The market for modern airport IT systems continues to be healthy. Ultra should benefit from such infrastructure investment as the Group has established a reputation for effective service and solution delivery.

The Group's order book, valued at £407m and representing approximately 14 months of future sales, continues to provide good visibility. With its strong balance sheet, Ultra has headroom for further acquisitions, even after the Audiopack acquisition, and the Group continues to consider complementary businesses that can be acquired at earnings enhancing prices.

Ultra's broad spread of activities, positions on a wide range of long-term international programmes together with a proven ability to implement programmes successfully are key strengths of the Group. These strengths, coupled with the strong order book, give the Board confidence that the Group will continue to make progress in 2005.

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2005
Consolidated Income Statement

	Note	**Six months to 30 June 2005 £'000**	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Continuing operations				
Revenue	3,5	**158,200**	143,389	310,742
Cost of sales		**(118,264)**	(105,993)	(229,627)
Gross profit		**39,936**	37,396	81,115
Other operating income		**2,596**	1,299	3,828
Distribution costs		**(274)**	(314)	(777)
Administrative expenses		**(19,783)**	(18,107)	(40,599)
Other operating expenses		**(369)**	(684)	(273)
Profit from operations	3	**22,106**	19,590	43,294
Investment income		**72**	34	157
Finance costs	6	**(3,088)**	(1,675)	(3,362)
Profit before tax		**19,090**	17,949	40,089
Tax on profit on ordinary activities	7	**(5,292)**	(4,849)	(10,938)
Profit for the period from continuing operations		**13,798**	13,100	29,151
Ordinary dividends	8	**(6,078)**	(5,462)	(8,531)
Profit for the period from continuing operations attributable to equity holders of the parent		**7,720**	7,638	20,620
Earnings per share (pence)				
From continuing operations				
Basic	9	**20.6**	19.7	43.7
Diluted	9	**20.5**	19.6	43.4

The results are presented under IFRS and comparatives have been restated accordingly (see note 2).

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2005
Consolidated Balance Sheet

	Note	**At 30 June 2005 £'000**	At 30 June 2004 £'000	At 31 December 2004 £'000
Non-current assets				
Intangible assets		**119,449**	92,651	114,843
Property, plant and equipment		**21,491**	18,472	20,213
Deferred tax assets		**14,230**	9,876	14,000
		155,170	120,999	149,056
Current assets				
Inventories		**19,774**	13,695	16,955
Trade and other receivables		**76,211**	61,253	68,352
Cash and cash equivalents		**17,267**	19,637	24,060
		113,252	94,585	109,367
Total assets		**268,422**	215,584	258,423
Current liabilities				
Trade and other payables		**(88,138)**	(69,547)	(84,496)
Tax liabilities		**(7,272)**	(6,880)	(8,030)
Obligations under finance leases		**(16)**	(13)	(21)
Bank overdrafts and loans		**(41,499)**	-	(48,104)
Short-term provisions		**(4,026)**	(3,239)	(3,164)
		(140,951)	(79,679)	(143,815)
Non-current liabilities				
Retirement benefit obligations	10	**(40,958)**	(29,333)	(40,219)
Other payables		**(1,416)**	-	(1,115)
Deferred tax liabilities		**(1,743)**	(547)	(1,406)
Obligations under finance leases		**(5)**	(9)	(10)
Bank overdrafts and loans		**-**	(43,021)	-
Long-term provisions		**(7,282)**	(4,834)	(7,472)
		(51,404)	(77,744)	(50,222)
Total liabilities		**(192,355)**	(157,423)	(194,037)
Net assets	5	**76,067**	58,161	64,386
Equity				
Share capital	11	**3,355**	3,332	3,345
Share premium account		**31,137**	29,269	30,306
Own shares		**(2,582)**	(2,814)	(2,807)
Hedging and translation reserves		**(221)**	(245)	(1,098)
Retained earnings		**44,378**	28,619	34,640
Total equity attributable to equity holders of the parent		**76,067**	58,161	64,386

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2005
Consolidated Cash Flow Statement

	Note	**Six months to 30 June 2005 £'000**	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Net cash from operating activities	12	**13,731**	15,543	44,121
Investing activities				
Interest received		**72**	34	157
Purchase of property, plant and equipment		**(3,031)**	(1,908)	(5,246)
Proceeds on disposal of property, plant and equipment		**17**	-	3
Expenditure on product development		**(895)**	(770)	(1,919)
Acquisition of subsidiary undertakings		**(2,692)**	222	(23,288)
Net cash used in investing activities		**(6,529)**	(2,422)	(30,293)
Financing activities				
Issue of share capital		**841**	1,187	2,237
Purchase of Long-Term Incentive Plan shares		**(599)**	(1,124)	(1,124)
Dividends paid		**(6,078)**	(5,462)	(8,531)
Repayments of borrowings		**(9,182)**	(5,669)	(1,400)
Repayments of obligations under finance leases		**(10)**	(6)	(3)
New finance leases		**-**	15	-
Net cash used in financing activities		**(15,028)**	(11,059)	(8,821)
Net (decrease)/increase in cash and cash equivalents		**(7,826)**	2,062	5,007
Cash and cash equivalents at beginning of period		**24,060**	18,044	18,044
Effect of foreign exchange rate changes		**1,033**	(469)	1,009
Cash and cash equivalents at end of period		**17,267**	19,637	24,060

Ultra Electronics Holdings plc

Interim Results for the Six Months to 30 June 2005

Consolidated Statement of Recognised Income and Expense

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Exchange differences on translation of foreign operations	**877**	(245)	(1,098)
Actuarial losses on defined benefit pension schemes	**-**	-	(7,492)
Tax on items taken directly to equity	**-**	-	95
Net income/(expense) recognised directly in equity	**877**	(245)	(8,495)
Profit for the period	**13,798**	13,100	29,151
Total recognised income and expense for the period attributable to equity holders of the parent	**14,675**	12,855	20,656

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2005
Notes to the Interim Statement

1. General Information

The information for the year ended 31 December 2004, which is prepared under IFRS, does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the UK Generally Accepted Accounting Practice statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified.

2. Basis of preparation

The interim results have been prepared on the basis of all IFRS, including International Accounting Standards ("IAS") and interpretations used by the IASB and its committees, and as interpreted by any regulatory bodies applicable to the Group. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change. As a result, information contained within this release may require updating for any subsequent amendment to IFRS required for first time adoption or those new standards that the Group may elect to adopt early.

The accounting policies and methods of computation adopted by Ultra in the interim financial report were published by Ultra on 22 June 2005, and are available on the Company's website, www.ultra-electronics.com.

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000

3. Divisional analysis

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Revenue			
Aircraft & Vehicle Systems	**39,437**	34,355	76,593
Information & Power Systems	**58,818**	51,287	113,689
Tactical & Sonar Systems	**59,945**	57,747	120,460
	158,200	143,389	310,742
Profit from operations			
Aircraft & Vehicle Systems	**7,678**	6,766	14,867
Information & Power Systems	**7,340**	6,040	15,038
Tactical & Sonar Systems	**7,271**	6,784	13,389
	22,289	19,590	43,294
Amortisation of intangibles arising on acquisition	**(183)***	-	-
Profit from operations	**22,106**	19,590	43,294
Investment income	**72**	34	157
Finance costs	**(3,088)**	(1,675)	(3,362)
Profit before tax	**19,090**	17,949	40,089

* The amortisation of intangibles arising on acquisition relates to Tactical & Sonar Systems.

4. Additional performance measures

To present the underlying profitability of the Group on a consistent basis year on year, additional performance indicators have been used. These are calculated as follows:

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Profit from operations	**22,106**	19,590	43,294
Add: Amortisation of intangibles arising on acquisition	**183**	-	-
Operating profit (adjusted) [(a)]	**22,289**	19,590	43,294
Profit before tax	**19,090**	17,949	40,089
Add: IAS 39 loss arising on derivatives	**1,461**	-	-
Add: Amortisation of intangibles arising on acquisition	**183**	-	-
Profit before tax (adjusted) [(b)]	**20,734**	17,949	40,089
Cash generated by operations (see note 12)	**20,845**	20,003	55,216
Purchase of property, plant and equipment	**(3,031)**	(1,908)	(5,246)
Proceeds on disposal of property, plant and equipment	**17**	-	3
Expenditure on product development	**(895)**	(770)	(1,919)
Purchase of Long-Term Incentive Plan shares	**(599)**	(1,124)	(1,124)
Operating cash flow (adjusted)	**16,337**	16,201	46,930

- Operating profit at [(a)] in the table above has been shown before the amortisation of intangible assets arising on acquisitions, which relates mainly to acquired intellectual property. Under UK GAAP this charge would have formed part of the amortisation of goodwill, which was also excluded from headline operating profit. Since the remainder of goodwill is no longer amortised, this charge has been excluded for consistency. Profit before tax as shown at [(b)] in the above table and adjusted earnings per share (see note 9) are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to fair value the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating profit before tax ([(b)] in the above table) and adjusted earnings per share (see note 9) before changes in the valuation of these instruments so that the underlying operating performance of the Group can more clearly be seen.

5. Revenue by geographical destination

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
United Kingdom	**64,949**	61,787	127,126
Continental Europe	**17,002**	17,696	34,450
North America	**58,605**	47,959	109,040
Rest of World	**17,644**	15,947	40,126
	158,200	143,389	310,742
Net assets by division			
Aircraft & Vehicle Systems	**29,876**	31,212	29,432
Information & Power Systems	**39,132**	38,351	32,354
Tactical & Sonar Systems	**67,055**	38,888	62,330
	136,063	108,451	124,116
Net non-operating liabilities	**(59,996)**	(50,290)	(59,730)
Net assets	**76,067**	58,161	64,386

Net non-operating liabilities represent the pension scheme deficit, net debt and taxation.

6. Finance costs

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Amortisation of finance costs of debt	**65**	65	130
Interest payable on bank loans and overdrafts	**1,084**	1,344	2,700
Interest payable on finance leases	**2**	1	3
Total borrowing costs	**1,151**	1,410	2,833
IAS 39 loss arising on derivatives	**1,461**	-	-
Retirement benefit scheme finance charges	**476**	265	529
	3,088	1,675	3,362

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000

7. Tax on profit on ordinary activities

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Current tax			
United Kingdom	**3,087**	3,284	6,970
Overseas	**1,977**	1,258	4,071
	5,064	4,542	11,041
Deferred tax			
United Kingdom	**(164)**	414	(470)
Overseas	**392**	(107)	367
	228	307	(103)
Total	**5,292**	4,849	10,938

The tax charge for the six months to 30 June 2005 has been based on an estimated effective rate for the year to 31 December 2005 of 27.7% (30 June 2004: 27.0%).

8. Ordinary dividends

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000
Amounts recognised as distributions to equity holders in the period:		
Final dividend for the year ended 31 December 2004 of 9.2p (2003: 8.2p) per share	**6,078**	5,462
Proposed interim dividend for the year ended 31 December 2005 of 5.2p (2004: 4.6p) per share	**3,492**	3,069

The proposed interim dividend was approved by the Board after 30 June 2005 and has not been included as a liability as at 30 June 2005.

9. Earnings per share (pence)

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
From continuing operations			
Basic adjusted (see below)	**22.4**	19.7	43.7
Diluted adjusted (see below)	**22.3**	19.6	43.4
Basic	**20.6**	19.7	43.7
Diluted	**20.5**	19.6	43.4

The calculation of the basic, adjusted and diluted earnings per share is based on the following data:

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Earnings			
Earnings for the purposes of earnings per share being profit for the period from continuing operations	**13,798**	13,100	29,151
Adjusted earnings			
Profit for the period from continuing operations	**13,798**	13,100	29,151
IAS 39 loss arising on derivatives (net of tax)	**1,023**	-	-
Amortisation of intangibles arising on acquisition	**183**	-	-
Earnings for the purposes of adjusted earnings per share	**15,004**	13,100	29,151

The weighted average number of shares is given below:

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Number of shares used for basic EPS	**66,875,638**	66,418,878	66,645,930
Number of shares deemed to be issued at nil consideration following exercise of share options	**505,881**	354,811	450,434
Number of shares used for fully diluted EPS	**67,381,519**	66,773,689	67,096,364

10. Retirement benefit obligations

Ultra's defined benefit schemes were valued for IAS 19 purposes at 31 December 2004. The movement in the liability to 30 June 2005 represents operating service costs and finance costs for the period.

11. Share capital

193,038 shares, with a nominal value of £9,652, have been allotted in the first six months of 2005 under the terms of the Group's various share option schemes. The aggregate consideration received by the Company was £841,000.

12. Cash flow information

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Profit from operations	**22,106**	19,590	43,294
Adjustments for:			
Depreciation of property, plant and equipment	**2,726**	2,364	5,069
Amortisation of intangible assets	**620**	183	422
Cost of equity settled employee share schemes	**575**	363	797
Increase/(decrease) in post employment benefit obligation	**260**	(110)	(55)
Loss on disposal of property, plant and equipment	**20**	-	58
Other	**-**	277	-
Increase in provisions	**460**	384	2,849
Operating cash flows before movements in working capital	**26,767**	23,051	52,434
(Increase)/decrease in inventories	**(1,858)**	492	(524)
(Increase)/decrease in receivables	**(5,263)**	2,200	(3,528)
Increase/(decrease) in payables	**1,199**	(5,740)	6,834
Cash generated by operations	**20,845**	20,003	55,216
Income taxes paid	**(5,806)**	(2,994)	(8,317)
Interest paid	**(1,308)**	(1,466)	(2,778)
Net cash from operating activities	**13,731**	15,543	44,121

Reconciliation of net movement in cash and cash equivalents to movement in net debt

	Six months to 30 June 2005 £'000	Six months to 30 June 2004 £'000	Year to 31 December 2004 £'000
Net (decrease)/increase in cash and cash equivalents	**(7,826)**	2,062	5,007
Cash outflow from decrease in debt and finance leasing	**9,192**	5,675	1,403
Change in net debt arising from cash flows	**1,366**	7,737	6,410
Amortisation of finance costs of debt	**(65)**	(65)	-
Finance leases acquired with subsidiary undertakings	-	-	(19)
Finance leases	-	(15)	-
Translation differences	**(1,479)**	275	872
Movement in net debt in the period	**(178)**	7,932	7,263
Net debt at start of period	**(24,075)**	(31,338)	(31,338)
Net debt at end of period	**(24,253)**	(23,406)	(24,075)

13. Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

14. IAS 32/39: Financial instruments

As noted in the Company's press release on 22 June 2005, the Group has applied IAS 32: "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" prospectively from 1 January 2005. Consequently the relevant comparative information for 2004 does not reflect the impact of these standards and is accounted for on a UK GAAP basis. The effect of the transitional adjustment on the balance sheet as at 1 January 2005 is to increase debtors and retained earnings by £2.268 million. At 30 June 2005, the derivative financial instrument debtor was £0.807 million. The loss on derivative financial instruments for the period was £1.461 million.

15. Explanation of transition to IFRS's

The reconciliation of equity at 31 December 2004 (date of last UK GAAP financial statements) and the reconciliation of profit for 2004, as required by IFRS 1, together with Ultra's significant accounting policies were published on 22 June 2005, and are available on the Company's website, www.ultra-electronics.com.

The reconciliation of equity at 1 January 2004, 30 June 2004 and the reconciliation of profit for the six months ended 30 June 2004 have been included below to enable a comparison of the 2005 interim figures with those published in the previous financial year.

Reconciliation of equity at 30 June 2004

	UK GAAP IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Non-current assets			
Intangible assets	88,156	4,495	92,651
Property, plant and equipment	18,472	-	18,472
Deferred tax assets	1,331	8,545	9,876
	107,959	13,040	120,999
Current assets			
Inventories	14,125	(430)	13,695
Trade and other receivables	62,199	(946)	61,253
Cash and cash equivalents	20,672	(1,035)	19,637
	96,996	(2,411)	94,585
Total assets	204,955	10,629	215,584
Current liabilities			
Trade and other payables	(72,899)	3,352	(69,547)
Tax liabilities	(6,880)	-	(6,880)
Obligations under finance leases	(13)	-	(13)
Short-term provisions	(3,239)	-	(3,239)
	(83,031)	3,352	(79,679)
Non-current liabilities			
Retirement benefit obligations	(703)	(28,630)	(29,333)
Deferred tax liabilities	(547)	-	(547)
Obligations under finance leases	(9)	-	(9)
Bank overdrafts and loans	(43,021)	-	(43,021)
Long-term provisions	(4,834)	-	(4,834)
	(49,114)	(28,630)	(77,744)
Total liabilities	(132,145)	(25,278)	(157,423)
Net assets	72,810	(14,649)	58,161
Equity			
Share capital	3,332	-	3,332
Share premium account	29,269	-	29,269
Own shares	(1,799)	(1,015)	(2,814)
Hedging and translation reserves	293	(538)	(245)
Retained earnings	41,715	(13,096)	28,619
Total equity attributable to equity holders of the parent	72,810	(14,649)	58,161

Reconciliation of profit for the six months ended 30 June 2004

	UK GAAP IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Continuing operations			
Revenue	146,509	(3,120)	143,389
Cost of sales	(108,699)	2,706	(105,993)
Gross profit	37,810	(414)	37,396
Other operating income	251	1,048	1,299
Distribution costs	(314)	-	(314)
Administrative expenses	(20,536)	2,429	(18,107)
Other operating expense	(548)	(136)	(684)
Profit from operations	16,663	2,927	19,590
Investment income	34	-	34
Finance costs	(1,414)	(261)	(1,675)
Profit before tax	15,283	2,666	17,949
Tax on profit on ordinary activities	(4,849)	-	(4,849)
Profit for the period from continuing operations	10,434	2,666	13,100
Ordinary dividends	(3,085)	(2,377)	(5,462)
Profit for the period from continuing operations attributable to equity holders of the parent	7,349	289	7,638
Earnings per share (pence)			
From continuing operations			
Basic	15.7		19.7
Diluted	15.6		19.6

Reconciliation of equity at 1 January 2004

	UK GAAP IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Non-current assets			
Intangible assets	90,847	1,214	92,061
Property, plant and equipment	19,170	-	19,170
Deferred tax assets	1,224	8,665	9,889
	111,241	9,879	121,120
Current assets			
Inventories	15,006	(197)	14,809
Trade and other receivables	64,895	(1,002)	63,893
Cash and cash equivalents	19,047	(1,003)	18,044
	98,948	(2,202)	96,746
Total assets	210,189	7,677	217,866
Current liabilities			
Trade and other payables	(82,492)	6,550	(75,942)
Tax liabilities	(5,019)	-	(5,019)
Obligations under finance leases	(5)	-	(5)
Short-term provisions	(3,881)	-	(3,881)
	(91,397)	6,550	(84,847)
Non-current liabilities			
Retirement benefit obligations	(809)	(28,439)	(29,248)
Deferred tax liabilities	(102)	(120)	(222)
Obligations under finance leases	(7)	-	(7)
Bank overdrafts and loans	(49,370)	-	(49,370)
Long-term provisions	(3,830)	-	(3,830)
	(54,118)	(28,559)	(82,677)
Total liabilities	(145,515)	(22,009)	(167,524)
Net assets	64,674	(14,332)	50,342
Equity			
Share capital	3,318	-	3,318
Share premium account	28,096	-	28,096
Own shares	(1,106)	(1,387)	(2,493)
Retained earnings	34,366	(12,945)	21,421
Total equity attributable to equity holders of the parent	64,674	(14,332)	50,342

The IFRS adjustments to the 2004 interim results and 1 January 2004 balance sheet are consistent with those set out in the Company's IFRS press release on 22 June 2005. The most significant adjustments to net assets are the inclusion of the pension deficit at 1 January 2004 and the revaluation of foreign exchange balances. Development costs have been capitalised and amortised in accordance with IAS 38. Dividends are now accounted for when approved and goodwill is no longer amortised. Full explanation can be found in Part I of the aforementioned press release, available on the Company's website, www.ultra-electronics.com.

18

Ultra Electronics Holdings plc

Ultra

Interim Report and Accounts 2005

Ultra
ELECTRONICS

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used in aircraft, ships, submarines, armoured vehicles, surveillance and communication systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

THE QUEEN'S AWARDS FOR ENTERPRISE: INNOVATION 2003

THE QUEEN'S AWARD FOR ENTERPRISE 2003 FOR HiPPAG AT PRECISION AIR SYSTEMS

Chairman's Statement

Financial Results

Trading for the Group remained strong in the first half of 2005 and sales growth continued, boosted by contributions from its 2004 acquisitions and an initial contribution from Horizon Aerospace, acquired in March this year. Ultra has again improved margins, despite currency effects.

Sales increased by 10% to £158.2m, compared to £143.4m for the same period last year. Good sales growth in Aircraft & Vehicle Systems reflected the buoyancy of the civil aerospace market and increasing sales of equipment for armoured vehicles. A strong performance in Information & Power Systems was driven mainly by higher sales of Ultra's ADSI real time command and control system. Tactical & Sonar Systems achieved modest growth, pending the introduction of a new US sonobuoy variant in the second half of the year.

Operating profit* was 14% higher at £22.3m (2004: £19.6m). The operating margin* improved to 14.1% (2004: 13.7%) as the Group maintained its focus on achieving operational efficiencies. The net interest charge was £1.6m (2004: £1.6m) and profit before tax** rose to £20.7m, a 16% increase when compared to last year's result of £17.9m. Earnings per share** grew by 14% to 22.4p (2004: 19.7p).

Following the outstanding operating cash performance achieved in recent years and especially in the second half of 2004, there was a small increase in working capital levels in the first half of 2005. This resulted in operating cash generation*** in the period of £16.3m (2004: £16.2m), giving a conversion rate from operating profit* of 73% (2004: 83%). Net debt was £24.3m at the period-end, compared with £24.1m at the beginning of the year. The Group's balance sheet remains strong, with net interest payable on borrowings covered approximately 21 times by operating profit*.

An interim dividend of 5.2p (2004: 4.6p) will be paid on 27 September 2005 to those shareholders on the register at the close of business on 26 August 2005.

Operational Review

Within the large defence budgets in Ultra's main markets, demand for electronic equipment continues to rise. As the demand for 'smart capability' continues, the key areas of expenditure remain unchanged: battlespace IT, mobility, smart munitions, protection and security. The cost of current peacekeeping operations is, however, putting pressure on defence budgets and affecting the timing of some contract awards. Homeland security is becoming more important worldwide and this is reflected in an increasing demand for coastal and border surveillance systems.

In the civil aerospace market, trading conditions are buoyant as passenger numbers continue to rise. This is reflected in both increased sales of original equipment as aircraft build rates increase and also in the level of demand for aftermarket support. Demand worldwide for modern airport IT systems also remains strong.

Aircraft & Vehicle Systems

Total sales in Aircraft & Vehicles Systems increased by 15% to £39.4m (2004: £34.4m) and operating profit* was £7.7m compared with £6.8m last year, an increase of 13%. The order book has decreased by 3% to £75.0m since June 2004, pending receipt of Eurofighter tranche 2 awards now in negotiation.

Growth in the period was principally as a result of additional equipment sales for armoured vehicles and from sales to the civil aerospace market. This growth was partially offset by a revision to the HiPPAG delivery plan for Eurofighter to allow incorporation of compatibility with the ASRAAM missile.

Ultra's HiPPAG airborne compressor has now achieved a fleet total of one million flying hours without a single mission failure, thereby demonstrating its exceptional in-service reliability. The US Navy placed further orders in the period for HiPPAG systems for use on its F/A-18 E/F Super Hornet aircraft.

After the approval of the tranche 2 of the Eurofighter programme in late 2004, Ultra has received initial orders for some of the equipment that it supplies for the aircraft.

* before amortisation of intangibles arising on acquisition *(see note 4)*
** before amortisation of intangibles arising on acquisition and loss on derivative financial instruments *(see note 4)*
*** cash generated by operations, less net capital expenditure, R&D and LTIP *(see note 4)*

Ultra's relationship with Boeing continued to strengthen through the highly collaborative team-work on the development of the wing ice protection system and proximity sensor electronics for the 787 Dreamliner aircraft. During the period, Ultra was selected to supply proximity sensors and electronics for the A400M, the new Airbus military turbo-prop transport aircraft.

In the period, a commitment to upgrade the turret of the Warrior armoured vehicle was announced by the UK MoD. Ultra has teamed with CTAI, a joint venture between BAES and Giat Industries, to bid for control system and power distribution electronic equipment on this programme.

Information & Power Systems

Information & Power Systems sales increased by 15% to £58.8m (2004: £51.3m), while operating profit* increased by 22% to £7.3m (2004: £6.0m). The order book increased by 3% to £113.4m over the twelve month period.

The continuing growth in the demand for battlespace IT systems fuelled sales in this division. The certification in 2004 of new software for ADSI, Ultra's real time command & control system, drove strong demand for new systems, as well as software and hardware upgrades, in the first half of 2005. At the end of the period, an initial sub-contract was received from Northrop Grumman relating to JSS, a potentially large tactical data link programme in the US. In the UK, deliveries of equipment relating to the Bowman army communications programme also contributed to the growth of the division.

With regard to airport IT systems, sales growth resulted from higher activity levels in the sector generally as passenger numbers continued to increase. In addition, Videcom made a good contribution and Ultra's activity level at Heathrow's Terminal 5 increased, reflecting the progress of the project.

The upgrade programme for the power supplies for Network Rail's southern region is now complete. As predicted, demand for Ultra's transit power system equipment reduced and is now at a sustainable level. For defence power equipment, the continuing investment by the US DoD in its naval shipbuilding programme was reflected in continuing demand for Ultra's specialist power equipment for ships and submarines.

Reflecting the increased focus worldwide on homeland security, Ultra executed its contract, awarded last year, to supply an advanced coastal and land surveillance system in the Middle East.

Late in the period, Ultra was selected as part of Lockheed Martin's team to undertake system studies for the UK Future Rapid Effects System armoured vehicle programme. This programme is the largest planned procurement of armoured vehicles in the UK.

Tactical & Sonar Systems

Total sales in Tactical & Sonar Systems increased by 4% to £59.9m (2004: £57.7m) and operating profit* was £7.3m (2004: £6.8m), an increase of 7%. The order book has increased by 15% to £219.0m since June 2004, reflecting strong order intake for the Group's tactical radio systems.

The division benefited from the inclusion of last year's acquisition, DNE, as well as a small contribution from Horizon which was acquired in March this year. Horizon, which provides aerospace cockpit equipment for military and civil aircraft, has been fully integrated with Flightline. The modest sales growth in this division was due to the level of sonobuoy sales being reduced pending the introduction of a new US sonobuoy variant planned for the second half of the year. The continuing commitment to anti-submarine warfare (ASW) in the market is demonstrated by the number of major new ASW platforms that are currently being developed. Ultra secured contracts for its acoustic mission equipment on these platforms, including the P-8A variant of the Boeing 737 aircraft in the US and the Canadian maritime helicopter programme.

Ultra has enjoyed further success with its range of high capacity tactical radios and won development and supply contracts with the armies of South Korea, Canada and the US. The contracts include funded enhancements to make the radios capable of handling higher rates of information flow, as required by modern battlespace IT systems.

* before amortisation of intangibles arising on acquisition *(see note 4)*

Reflecting the Group's strong relationship with the US Navy, two further torpedo countermeasure contracts were secured, underlining Ultra's strong position in the underwater battlespace arena. In the UK, the MoD has selected Ultra to supply a new mine disposal system though, due to the pressures on budgets, contract signature has not yet been achieved.

Audiopack, acquired since the period-end, will be part of this division. Audiopack's main activity is developing and manufacturing rugged voice communications equipment for personnel wearing protective clothing, masks and breathing apparatus in harsh and hazardous environments. In the year ended 31 December 2004, Audiopack achieved sales of $22.1m and made an operating profit of $6.8m.

Prospects

In recent years, global defence budgets have grown as governments have responded to the need to provide an enhanced security and defence capability, both at home and overseas. A focus of expenditure remains on improving the use of intelligence, the ability more rapidly to deploy forces and in providing increased protection. Ultra has pursued a strategy that has positioned the Group to benefit from these trends, and constantly seeks opportunities to offer new products and services to meet such customer requirements. The Group's latest acquisition, Audiopack, exemplifies this strategy as it is a business that has responded rapidly to the demands of the market and has developed world-leading communications solutions for the most demanding defence, homeland security and other 'first responder' customers. Ultra's strategy will continue to be to position the Group in market niches that are expanding in the defence and security sector.

The civil aerospace market continues to grow, despite wider concerns about the profitability of major airlines. Ultra now enjoys positions on both Airbus and Boeing programmes and anticipates further growth in original equipment sales and in aftermarket demand.

The market for modern airport IT systems continues to be healthy. Ultra should benefit from such infrastructure investment as the Group has established a reputation for effective service and solution delivery.

The Group's order book, valued at £407m and representing approximately 14 months of future sales, continues to provide good visibility. With its strong balance sheet, Ultra has headroom for further acquisitions, even after the Audiopack acquisition, and the Group continues to consider complementary businesses that can be acquired at earnings enhancing prices.

Ultra's broad spread of activities, positions on a wide range of long-term international programmes together with a proven ability to implement programmes successfully are key strengths of the Group. These strengths, coupled with the strong order book, give the Board confidence that the Group will continue to make progress in 2005.

Julian Blogh **Chairman**
1 August 2005

Consolidated Income Statement

	Note	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 December 2004
		£000	£000	£000
Continuing operations				
Revenue	3, 5	**158,200**	143,389	310,742
Cost of sales		**(118,264)**	(105,993)	(229,627)
Gross profit		**39,936**	37,396	81,115
Other operating income		**2,596**	1,299	3,828
Distribution costs		**(274)**	(314)	(777)
Administrative expenses		**(19,783)**	(18,107)	(40,599)
Other operating expenses		**(369)**	(684)	(273)
Profit from operations	3	**22,106**	19,590	43,294
Investment income		**72**	34	157
Finance costs	6	**(3,088)**	(1,675)	(3,362)
Profit before tax		**19,090**	17,949	40,089
Tax on profit on ordinary activities	7	**(5,292)**	(4,849)	(10,938)
Profit for the period from continuing operations		**13,798**	13,100	29,151
Ordinary dividends	8	**(6,078)**	(5,462)	(8,531)
Profit for the period from continuing operations attributable to equity holders of the parent		**7,720**	7,638	20,620
Earnings per share (pence)				
From continuing operations				
– Basic	9	**20.6**	19.7	43.7
– Diluted	9	**20.5**	19.6	43.4

The results are presented under IFRS and comparatives have been restated accordingly *(see note 2)*.

Consolidated Balance Sheet

	Note	At 30 June 2005	At 30 June 2004	At 31 December 2004
		£000	£000	£000
Non-current assets				
Intangible assets		**119,449**	92,651	114,843
Property, plant and equipment		**21,491**	18,472	20,213
Deferred tax assets		**14,230**	9,876	14,000
		155,170	120,999	149,056
Current assets				
Inventories		**19,774**	13,695	16,955
Trade and other receivables		**76,211**	61,253	68,352
Cash and cash equivalents		**17,267**	19,637	24,060
		113,252	94,585	109,367
Total assets		**268,422**	215,584	258,423
Current liabilities				
Trade and other payables		**(88,138)**	(69,547)	(84,496)
Tax liabilities		**(7,272)**	(6,880)	(8,030)
Obligations under finance leases		**(16)**	(13)	(21)
Bank overdrafts and loans		**(41,499)**	-	(48,104)
Short-term provisions		**(4,026)**	(3,239)	(3,164)
		(140,951)	(79,679)	(143,815)
Non-current liabilities				
Retirement benefit obligations	10	**(40,958)**	(29,333)	(40,219)
Other payables		**(1,416)**	-	(1,115)
Deferred tax liabilities		**(1,743)**	(547)	(1,406)
Obligations under finance leases		**(5)**	(9)	(10)
Bank overdrafts and loans		**-**	(43,021)	-
Long-term provisions		**(7,282)**	(4,834)	(7,472)
		(51,404)	(77,744)	(50,222)
Total liabilities		**(192,355)**	(157,423)	(194,037)
Net assets	5	**76,067**	58,161	64,386
Equity				
Share capital	11	**3,355**	3,332	3,345
Share premium account		**31,137**	29,269	30,306
Own shares		**(2,582)**	(2,814)	(2,807)
Hedging and translation reserves		**(221)**	(245)	(1,098)
Retained earnings		**44,378**	28,619	34,640
Total equity attributable to equity holders of the parent		**76,067**	58,161	64,386

Consolidated Cash Flow Statement

	Note	**Six months to 30 June 2005**	Six months to 30 June 2004	Year to 31 December 2004
		£000	£000	£000
Net cash from operating activities	12	**13,731**	15,543	44,121
Investing activities				
Interest received		**72**	34	157
Purchase of property, plant and equipment		**(3,031)**	(1,908)	(5,246)
Proceeds on disposal of property, plant and equipment		**17**	-	3
Expenditure on product development		**(895)**	(770)	(1,919)
Acquisition of subsidiary undertakings		**(2,692)**	222	(23,288)
Net cash used in investing activities		**(6,529)**	(2,422)	(30,293)
Financing activities				
Issue of share capital		**841**	1,187	2,237
Purchase of Long-Term Incentive Plan shares		**(599)**	(1,124)	(1,124)
Dividends paid		**(6,078)**	(5,462)	(8,531)
Repayments of borrowings		**(9,182)**	(5,669)	(1,400)
Repayments of obligations under finance leases		**(10)**	(6)	(3)
New finance leases		-	15	-
Net cash used in financing activities		**(15,028)**	(11,059)	(8,821)
Net (decrease)/increase in cash and cash equivalents		**(7,826)**	2,062	5,007
Cash and cash equivalents at beginning of period		**24,060**	18,044	18,044
Effect of foreign exchange rate changes		**1,033**	(469)	1,009
Cash and cash equivalents at end of period		**17,267**	19,637	24,060

Consolidated Statement of Recognised Income & Expense

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 December 2004
	£000	£000	£000
Exchange differences on translation of foreign operations	**877**	(245)	(1,098)
Actuarial losses on defined benefit pension schemes	**-**	-	(7,492)
Tax on items taken directly to equity	**-**	-	95
Net income/(expense) recognised directly in equity	**877**	(245)	(8,495)
Profit for the period	**13,798**	13,100	29,151
Total recognised income and expense for the period attributable to equity holders of the parent	**14,675**	12,855	20,656

Notes to the Interim Statement

1. General information

The information for the year ended 31 December 2004, which is prepared under IFRS, does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the UK Generally Accepted Accounting Practice statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified.

2. Basis of preparation

The interim results have been prepared on the basis of all IFRS, including International Accounting Standards ("IAS") and interpretations used by the IASB and its committees, and as interpreted by any regulatory bodies applicable to the Group. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change. As a result, information contained within this release may require updating for any subsequent amendment to IFRS required for first time adoption or those new standards that the Group may elect to adopt early.

The accounting policies and methods of computation adopted by Ultra in the interim financial report were published by Ultra on 22 June 2005, and are available on the Company's website, www.ultra-electronics.com.

3. Divisional analysis

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 December 2004
	£000	£000	£000
Revenue			
Aircraft & Vehicle Systems	**39,437**	34,355	76,593
Information & Power Systems	**58,818**	51,287	113,689
Tactical & Sonar Systems	**59,945**	57,747	120,460
	158,200	143,389	310,742
Profit from operations			
Aircraft & Vehicle Systems	**7,678**	6,766	14,867
Information & Power Systems	**7,340**	6,040	15,038
Tactical & Sonar Systems	**7,271**	6,784	13,389
	22,289	19,590	43,294
Amortisation of intangibles arising on acquisition*	**(183)**	-	-
Profit from operations	**22,106**	19,590	43,294
Investment income	**72**	34	157
Finance costs	**(3,088)**	(1,675)	(3,362)
Profit before tax	**19,090**	17,949	40,089

*The amortisation of intangibles arising on acquisition relates to Tactical & Sonar Systems.

4. Additional performance measures

To present the underlying profitability of the Group on a consistent basis year on year, additional performance indicators have been used. These are calculated as follows:

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 December 2004
	£000	£000	£000
Profit from operations	**22,106**	19,590	43,294
Add: Amortisation of intangibles arising on acquisition	**183**	-	-
Operating profit (adjusted)[(a)]	**22,289**	19,590	43,294
Profit before tax	**19,090**	17,949	40,089
Add: IAS 39 loss arising on derivatives	**1,461**	-	-
Add: Amortisation of intangibles arising on acquisition	**183**	-	-
Profit before tax (adjusted)[(b)]	**20,734**	17,949	40,089
Cash generated by operations *(see note 12)*	**20,845**	20,003	55,216
Purchase of property, plant and equipment	**(3,031)**	(1,908)	(5,246)
Proceeds on disposal of property, plant and equipment	**17**	-	3
Expenditure on product development	**(895)**	(770)	(1,919)
Purchase of Long-Term Incentive Plan shares	**(599)**	(1,124)	(1,124)
Operating cash flow (adjusted)	**16,337**	16,201	46,930

Operating profit at [(a)] in the table above has been shown before the amortisation of intangible assets arising on acquisitions, which relates mainly to acquired intellectual property. Under UK GAAP this charge would have formed part of the amortisation of goodwill, which was also excluded from headline operating profit. Since the remainder of goodwill is no longer amortised, this charge has been excluded for consistency. Profit before tax as shown at [(b)] in the above table and adjusted earnings per share *(see note 9)* are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to fair value the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating profit before tax ([(b)] in the above table) and adjusted earnings per share *(see note 9)* before changes in the valuation of these instruments so that the underlying operating performance of the Group can more clearly be seen.

5. Segment information

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 December 2004
	£000	£000	£000
Revenue by geographical destination			
United Kingdom	**64,949**	61,787	127,126
Continental Europe	**17,002**	17,696	34,450
North America	**58,605**	47,959	109,040
Rest of World	**17,644**	15,947	40,126
	158,200	143,389	310,742
Net assets by division			
Aircraft & Vehicle Systems	**29,876**	31,212	29,432
Information & Power Systems	**39,132**	38,351	32,354
Tactical & Sonar Systems	**67,055**	38,888	62,330
	136,063	108,451	124,116
Net non-operating liabilities	**(59,996)**	(50,290)	(59,730)
Net assets	**76,067**	58,161	64,386

Net non-operating liabilities represent the pension scheme deficit, net debt and taxation.

6. Finance costs

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 December 2004
	£000	£000	£000
Amortisation of finance costs of debt	**65**	65	130
Interest payable on bank loans and overdrafts	**1,084**	1,344	2,700
Interest payable on finance leases	**2**	1	3
Total borrowing costs	**1,151**	1,410	2,833
IAS 39 loss arising on derivatives	**1,461**	-	-
Retirement benefit scheme finance charges	**476**	265	529
	3,088	1,675	3,362

7. Tax on profit on ordinary activities

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 December 2004
	£000	£000	£000
Current tax			
United Kingdom	**3,087**	3,284	6,970
Overseas	**1,977**	1,258	4,071
	5,064	4,542	11,041
Deferred tax			
United Kingdom	**(164)**	414	(470)
Overseas	**392**	(107)	367
	228	307	(103)
Total	**5,292**	4,849	10,938

The tax charge for the six months to 30 June 2005 has been based on an estimated effective rate for the year to 31 December 2005 of 27.7% (30 June 2004: 27.0%).

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the period:

	Six months to 30 June 2005	Six months to 30 June 2004
	£000	£000
Final dividend for the year ended 31 December 2004 of 9.2p (2003: 8.2p) per share	**6,078**	5,462
Proposed interim dividend for the year ended 31 December 2005 of 5.2p (2004: 4.6p) per share	**3,492**	3,069

The proposed interim dividend was approved by the Board after 30 June 2005 and has not been included as a liability as at 30 June 2005.

9. Earnings per share (pence)

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 December 2004
	£000	£000	£000
From continuing operations			
Basic adjusted (see below)	**22.4**	19.7	43.7
Diluted adjusted (see below)	**22.3**	19.6	43.4
Basic	**20.6**	19.7	43.7
Diluted	**20.5**	19.6	43.4

The calculation of the basic, adjusted and diluted earnings per share is based on the following data:

Earnings			
Earnings for the purposes of earnings per share being profit for the period from continuing operations	**13,798**	13,100	29,151
Adjusted earnings			
Profit for the period from continuing operations	**13,798**	13,100	29,151
IAS 39 loss arising on derivatives (net of tax)	**1,023**	-	-
Amortisation of intangibles arising on acquisition	**183**	-	-
Earnings for the purposes of adjusted earnings per share	**15,004**	13,100	29,151
The weighted average number of shares is given below:			
Number of shares used for basic EPS	**66,875,638**	66,418,878	66,645,930
Number of shares deemed to be issued at nil consideration following exercise of share options	**505,881**	354,811	450,434
Number of shares used for fully diluted EPS	**67,381,519**	66,773,689	67,096,364

10. Retirement benefit obligations

Ultra's defined benefit schemes were valued for IAS 19 purposes at 31 December 2004. The movement in the liability to 30 June 2005 represents operating service costs and finance costs for the period.

11. Share capital

193,038 shares, with a nominal value of £9,652, have been allotted in the first six months of 2005 under the terms of the Group's various share option schemes. The aggregate consideration received by the Company was £841,000.

12. Cash flow information

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 December 2004
	£000	£000	£000
Profit from operations	**22,106**	19,590	43,294
Adjustments for:			
Depreciation of property, plant and equipment	**2,726**	2,364	5,069
Amortisation of intangible assets	**620**	183	422
Cost of equity settled employee share schemes	**575**	363	797
Increase/(decrease) in post employment benefit obligation	**260**	(110)	(55)
Loss on disposal of property, plant and equipment	**20**	-	58
Other	**-**	277	-
Increase in provisions	**460**	384	2,849
Operating cash flows before movements in working capital	**26,767**	23,051	52,434
(Increase)/decrease in inventories	**(1,858)**	492	(524)
(Increase)/decrease in receivables	**(5,263)**	2,200	(3,528)
Increase/(decrease) in payables	**1,199**	(5,740)	6,834
Cash generated by operations	**20,845**	20,003	55,216
Income taxes paid	**(5,806)**	(2,994)	(8,317)
Interest paid	**(1,308)**	(1,466)	(2,778)
Net cash from operating activities	**13,731**	15,543	44,121

Reconciliation of net movement in cash and cash equivalents to movement in net debt

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 December 2004
	£000	£000	£000
Net (decrease)/increase in cash and cash equivalents	**(7,826)**	2,062	5,007
Cash outflow from decrease in debt and finance leasing	**9,192**	5,675	1,403
Change in net debt arising from cash flows	**1,366**	7,737	6,410
Amortisation of finance costs of debt	**(65)**	(65)	-
Finance leases acquired with subsidiary undertakings	**-**	-	(19)
Finance leases	**-**	(15)	-
Translation differences	**(1,479)**	275	872
Movement in net debt in the period	**(178)**	7,932	7,263
Net debt at start of period	**(24,075)**	(31,338)	(31,338)
Net debt at end of period	**(24,253)**	(23,406)	(24,075)

13. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

14. IAS 32/39: Financial instruments

As noted in the Company's press release on 22 June 2005, the Group has applied IAS 32: "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" prospectively from 1 January 2005. Consequently the relevant comparative information for 2004 does not reflect the impact of these standards and is accounted for on a UK GAAP basis. The effect of the transitional adjustment on the balance sheet as at 1 January 2005 is to increase debtors and retained earnings by £2.268 million. At 30 June 2005, the derivative financial instrument debtor was £0.807 million. The loss on derivative financial instruments for the period was £1.461 million.

15. Explanation of transition to IFRS's

The reconciliation of equity at 31 December 2004 (date of last UK GAAP financial statements) and the reconciliation of profit for 2004, as required by IFRS 1, together with Ultra's significant accounting policies were published on 22 June 2005, and are available on the Company's website, www.ultra-electronics.com.

The reconciliation of equity at 1 January 2004, 30 June 2004 and the reconciliation of profit for the six months ended 30 June 2004 have been included on the following pages to enable a comparison of the 2005 interim figures with those published in the previous financial year.

15. Explanation of transition to IFRS's (continued)

Reconciliation of equity at 30 June 2004

	UK GAAP IFRS format	Effect of transition to IFRS	IFRS
	£000	£000	£000
Non-current assets			
Intangible assets	88,156	4,495	92,651
Property, plant and equipment	18,472	-	18,472
Deferred tax assets	1,331	8,545	9,876
	107,959	13,040	120,999
Current assets			
Inventories	14,125	(430)	13,695
Trade and other receivables	62,199	(946)	61,253
Cash and cash equivalents	20,672	(1,035)	19,637
	96,996	(2,411)	94,585
Total assets	204,955	10,629	215,584
Current liabilities			
Trade and other payables	(72,899)	3,352	(69,547)
Tax liabilities	(6,880)	-	(6,880)
Obligations under finance leases	(13)	-	(13)
Short-term provisions	(3,239)	-	(3,239)
	(83,031)	3,352	(79,679)
Non-current liabilities			
Retirement benefit obligations	(703)	(28,630)	(29,333)
Deferred tax liabilities	(547)	-	(547)
Obligations under finance leases	(9)	-	(9)
Bank overdrafts and loans	(43,021)	-	(43,021)
Long-term provisions	(4,834)	-	(4,834)
	(49,114)	(28,630)	(77,744)
Total liabilities	(132,145)	(25,278)	(157,423)
Net assets	72,810	(14,649)	58,161
Equity			
Share capital	3,332	-	3,332
Share premium account	29,269	-	29,269
Own shares	(1,799)	(1,015)	(2,814)
Hedging and translation reserves	293	(538)	(245)
Retained earnings	41,715	(13,096)	28,619
Total equity attributable to equity holders of the parent	72,810	(14,649)	58,161

15. Explanation of transition to IFRS's (continued)

Reconciliation of profit for the six months ended 30 June 2004

	UK GAAP IFRS format	Effect of transition to IFRS	IFRS
	£000	£000	£000
Continuing operations			
Revenue	146,509	(3,120)	143,389
Cost of sales	(108,699)	2,706	(105,993)
Gross profit	37,810	(414)	37,396
Other operating income	251	1,048	1,299
Distribution costs	(314)	-	(314)
Administrative expenses	(20,536)	2,429	(18,107)
Other operating expense	(548)	(136)	(684)
Profit from operations	16,663	2,927	19,590
Investment income	34	-	34
Finance costs	(1,414)	(261)	(1,675)
Profit before tax	15,283	2,666	17,949
Tax on profit on ordinary activities	(4,849)	-	(4,849)
Profit for the period from continuing operations	10,434	2,666	13,100
Ordinary dividends	(3,085)	(2,377)	(5,462)
Profit for the period from continuing operations attributable to equity holders of the parent	7,349	289	7,638
Earnings per share (pence)			
From continuing operations			
– Basic	15.7		19.7
– Diluted	15.6		19.6

15. Explanation of transition to IFRS's (continued)

Reconciliation of equity at 1 January 2004

	UK GAAP IFRS format	Effect of transition to IFRS	IFRS
	£000	£000	£000
Non-current assets			
Intangible assets	90,847	1,214	92,061
Property, plant and equipment	19,170	-	19,170
Deferred tax assets	1,224	8,665	9,889
	111,241	9,879	121,120
Current assets			
Inventories	15,006	(197)	14,809
Trade and other receivables	64,895	(1,002)	63,893
Cash and cash equivalents	19,047	(1,003)	18,044
	98,948	(2,202)	96,746
Total assets	210,189	7,677	217,866
Current liabilities			
Trade and other payables	(82,492)	6,550	(75,942)
Tax liabilities	(5,019)	-	(5,019)
Obligations under finance leases	(5)	-	(5)
Short-term provisions	(3,881)	-	(3,881)
	(91,397)	6,550	(84,847)
Non-current liabilities			
Retirement benefit obligations	(809)	(28,439)	(29,248)
Deferred tax liabilities	(102)	(120)	(222)
Obligations under finance leases	(7)	-	(7)
Bank overdrafts and loans	(49,370)	-	(49,370)
Long-term provisions	(3,830)	-	(3,830)
	(54,118)	(28,559)	(82,677)
Total liabilities	(145,515)	(22,009)	(167,524)
Net assets	64,674	(14,332)	50,342
Equity			
Share capital	3,318	-	3,318
Share premium account	28,096	-	28,096
Own shares	(1,106)	(1,387)	(2,493)
Retained earnings	34,366	(12,945)	21,421
Total equity attributable to equity holders of the parent	64,674	(14,332)	50,342

The IFRS adjustments to the 2004 interim results and 1 January 2004 balance sheet are consistent with those set out in the Company's IFRS press release on 22 June 2005. The most significant adjustments to net assets are the inclusion of the pension deficit at 1 January 2004 and the revaluation of foreign exchange balances. Development costs have been capitalised and amortised in accordance with IAS 38. Dividends are now accounted for when approved and goodwill is no longer amortised. Full explanation can be found in Part I of the aforementioned press release, available on the Company's website, www.ultra-electronics.com.

Ultra
ELECTRONICS

Registered Office:
Ultra Electronics Holdings plc
417 Bridport Road
Greenford
Middlesex UB6 8UA
England
Tel: +44 (0) 20 8813 4321
Fax: +44 (0) 20 8813 4322
www.ultra-electronics.com
information@ultra-electronics.com

Design: HAT Associates +44 (0)1242 253112

I.E.17.
19

Ultra ELECTRONICS

press **information**

Embargoed until 07.00 | 5 September 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins FRES technology demonstrator contract

Ultra announces that its Command & Control Systems business has won an important contract relating to the British Army's Future Rapid Effect System (FRES) family of armoured vehicles.

Ultra is a member of the successful Team ISIS which is led by Lockheed Martin UK. It is one of two teams that have been selected for the initial design, assessment, and integration of a potential electronic architecture for the vehicles. Other team members are Smiths, SciSys, PA Consulting, and Cranfield University. Delivery will be 18 months after contract award and the key objectives of the programme are risk reduction, demonstration of the candidate electronic architecture and validation of the requirement.

The FRES programme will provide UK Land Forces with the capability to conduct rapid intervention, war fighting and a diverse range of other roles through a family of network-enabled, medium weight armoured vehicles designed for rapid deployment worldwide. The vehicles will be designed to provide supremacy in battlespace awareness, command and control, precision engagement, survivability, mobility and lethality.

Douglas Caster, Chief Executive of Ultra commented:
"Ultra is very pleased to be supporting Lockheed Martin in this key programme for the UK's armed forces. The Group's systems engineering expertise in the specialist fields of C4I, situational awareness and vetronics will play a major part in the delivery of an objective and open assessment of potential electronic architectures that are independent of any particular computing platform. I am confident that the sound analytical approach adopted by Team ISIS will deliver a fully compliant architecture definition, identify the best way to minimise future risk, and address the issue of whole life capability management."

- Ends -

Enquiries:

Ultra Electronics Holdings plc — 020 8813 4321
Douglas Caster, Chief Executive — www.ultra-electronics.com
Andy Hamment, Marketing Director — information@ultra-electronics.com

Weber Shandwick Square Mile — 020 7067 0700
Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I.6.18.

20

press information

Embargoed until 0700 — 5 September 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins tactical data link development contract for USAF

Ultra announces that its Advanced Tactical Systems Inc. business, based in Austin, Texas, USA, has been awarded a data link system development contract by Northrop Grumman on behalf of the US Air Force Electronic Systems Center. This award, worth in excess of US$2.6 million, represents the fiscal year 2005 increment of a multi-year contract with an anticipated total value to Ultra of about US$25m. The development efforts for this new contract will commence immediately with deliveries beginning in late 2006.

Ultra will provide the Common Link Management Processor component of the Joint Interface Control Officer ("JICO") Support Systems ("JSS") that enables tactical data link networks to be monitored and controlled to optimise the throughput of battlespace information. The transportable nature of Ultra's ADSI® real-time command and control system makes it especially suitable for use as the kernel of the Full Expeditionary Capability system. This is the system that will first be used on deployment to theatre and is also part of Ultra's scope of supply.

Ultra is a world-class provider of both hardware and software as systems solutions for real-time command and control applications, tactical data link gateways and sensor fusion engines. Ultra has delivered more than 400 systems to locations worldwide in a range of military platforms and applications.

Regarding the recent award, Douglas Caster, Chief Executive of Ultra commented: "This contract demonstrates the confidence of the US Air Force and of Northrop Grumman in Ultra's capability to provide and support robust tactical data link networks that work reliably under the most demanding circumstances in critical operational environments. We look forward to continuing our relationship as a key solution provider on Northrop Grumman's programme for the US Air Force."

- Ends –

Enquiries:
Ultra Electronics Holdings plc — 020 8813 4321
Douglas Caster, Chief Executive — www.ultra-electronics.com
Andy Hamment, Group Marketing Director — information@ultra-electronics.com

Weber Shandwick Square Mile — 020 7067 0700
Susan Ellis / Susanne Walker

Ultra ELECTRONICS

press information

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I.C.19.

21

press information

Embargoed until 0700 19 September 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra awarded HiPPAG contract for US Small Diameter Bomb programme

Ultra announces that its Precision Air Systems business, based in Staverton, Gloucestershire has been awarded a contract to provide its HIPPAG airborne compressor for the US Small Diameter Bomb (SDB) programme. The SDB system, for which the prime contractor is Boeing, is the latest low cost precision strike weapon for deployment on fighters, bombers and unmanned combat air vehicles, for which it is estimated that the USAF will procure at least 2000 carriages.

This initial contract, worth over US$3 million, has been awarded by Sargent Fletcher Inc., a US subsidiary of Cobham plc. Ultra is to supply a special variant of its HiPPAG™ (HIgh Pressure, Pure Air Generator) to provide the pneumatic energy source which enables the controlled ejection of the bombs, four of which are suspended from each carriage. SDB is initially to be deployed on F-15E aircraft in 2006.

The contract represents the Low Rate Initial Production (LRIP) phase, following a funded development and qualification contract for the SDB version of HiPPAG™. Successful firing trials have recently demonstrated the exceptional precision of the SDB system. A bomb flew more than 55 miles from an altitude of 30,000 feet, hitting within 34 inches of its planned impact point.

Ultra's Precision Air Systems designs, supplies and supports a wide range of high pressure, pure air generators for various applications, which include missile cooling and weapons ejection. Its HiPPAG™ technology has been in operational service for many years, having accumulated more than 1,000,000 hours of failure-free operation in extremely harsh environments. Precision Air Systems will continue to invest in and enhance its product technology to ensure that it remains at the forefront in meeting future aerospace and defence requirements.

Douglas Caster, Chief Executive of Ultra, commented:
"This contract award is significant for Ultra in recognising the need for the proven HiPPAG in a new and very demanding weapons release application. It demonstrates Ultra's ability to develop and deliver customised, cost-effective and highly reliable solutions for its customers.

We look forward to strengthening our close relationship with Sargent Fletcher Inc. in addressing future requirements for the SDB and other pneumatic weapons ejection systems."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Marketing Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I.C.20.

Ultra ELECTRONICS

22

press information

Embargoed until 0700 27 September 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA SELECTED TO PROVIDE TARGETING POD FOR RAF TYPHOON AIRCRAFT

Ultra announces that its Sonar & Communication Systems business, based in Greenford, Middlesex, has been selected by the UK MoD to supply and support airborne laser targeting pods for the RAF Eurofighter Typhoon aircraft. The MoD has announced that it intends to make a single source, off the shelf procurement for the UK that follows a competitive assessment carried out in 2000 by Eurofighter GmbH/NETMA on behalf of all four nations participating in the Typhoon programme. It is intended that Ultra will prime the contract with Rafael acting as the principal sub-contractor. Rafael is the design authority for the Litening EF 3rd generation targeting pod. The total value of the initial contract for 20 pods is expected to be about £15m.

The Litening pod will help provide Typhoon with a multi-role capability. It will help aircraft crews locate, recognise and track surface targets and to designate weapon impact points.

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

E.C.21.

23

press information

RECEIVED

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Embargoed until 0700 29 September 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins contract to provide IT integration at Shanghai Airport

Ultra announces that its Airport Systems business has signed a major contract to provide IT integration services to Shanghai Pudong International Airport, China. The airport expansion programme includes a second terminal which is being constructed, a second runway having already been opened early this year. Ultra's contract has a value of over US$9 million and the work will be complete by March 2008.

Ultra will install its integration broker product, known as UltraIB, at Shanghai Airport. The integration broker concept was developed by Ultra in conjunction with major airports and embodies the knowledge Ultra has gained through its long experience in the aviation industry. UltraIB provides airport specific application services and cost-effective integration of the many different systems that are used by operational staff throughout the airport facility. Ultra is currently supplying UltraIB services for the Terminal 5 project at London Heathrow and has also done so on a number of completed integration projects such as those at Hong Kong International, Zurich and Kansas City International Airport.

Ultra will also deliver and install other elements of its product range at Shanghai, including its airport operational database and its resource management and planning system. These will facilitate the further expansion of the Shanghai facilities and will also service the nearby domestic airport at Hongqiao.

The long-term plan for Shanghai includes a total of four terminals and four runways, which would provide the ability to handle up to 80 million passengers per year.

Frank Hope, Managing Director of Ultra's Information & Power Systems division, commented:
"We are very pleased to have been selected by Shanghai Pudong International Airport to be its partner in developing further the facilities at this leading airport. Ultra is committed to providing a robust, flexible and highly reliable solution that will meet the requirements of the airport and its customers. This installation will act as a reference site to support the Group's continuing penetration of the fast-growing Chinese market."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Ultra Electronics Airport Systems provides systems integration and consultancy, passenger processing and information systems, security, baggage management and airport operational products for the airline and airport marketplace worldwide.

~~I-C-22~~
24

Ultra ELECTRONICS

press information

Embargoed until 0700 | 19 October 2005

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra Wins £14m Eurofighter Typhoon Equipment Contract

Ultra Electronics announces that its Electrics business, based in Cheltenham, has been awarded a contract to provide a range of cockpit equipment for the second tranche of 236 Eurofighter Typhoon aircraft.

The contract is worth over £14m and deliveries will be made over the next five years. Ultra will provide BAE Systems with the Hands-on Throttle and Stick (HOTAS) controls, the undercarriage selector switch and a range of cockpit switches and indicators that are suitable for use when wearing night vision goggles.

In total, the value of Ultra equipment fitted to each Eurofighter Typhoon aircraft exceeds £200k. In addition to the equipment detailed above, Ultra supplies the landing gear control electronics and its HiPPAG airborne compressor for cooling the seekers of the aircraft's missiles. It is anticipated that contracts for these other items for the second tranche of aircraft will be received over the next twelve months.

Ultra's Electrics business designs and manufactures a range of high integrity cockpit systems and components for civil and military aircraft applications. Products include electronic systems, pilot's controls, control and warning panels, switches, indicators, lighting solutions and high integrity harness systems.

Ultra's human machine interface solutions are designed to meet the increasingly demanding requirements of modern combat aircraft, both fixed and rotary wing, flight simulators and synthetic training equipment. Ultra's innovative hands-on technology is used in advanced airborne platforms around the world.

- Ends -

Enquiries:

Ultra Electronics Holdings plc — 020 8813 4321
Douglas Caster, Chief Executive — www.ultra-electronics.com
Andy Hamment, Marketing Director — information@ultra-electronics.com

Weber Shandwick Square Mile — 020 7067 0700
Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

~~I.C.23~~.

25

press **information**

For Immediate Release 25 November 2005

Ultra Electronics Holdings plc

("Ultra" or "the Group")

Ultra Awarded Tactical Radio Upgrade Contract

Ultra Electronics Tactical Communication Systems Awarded Option valued at more than US $1.4 Million for a Multiplexer Enhancement to its High-Capacity Line-of-Sight Radio.

(Montreal, 29 September 2005) Ultra Electronics Tactical Communication Systems Division (TCS) has been awarded a contract modification valued at more than US $1.4 million, through the Canadian Commercial Corporation, to add an internal multiplexer to its AN/GRC-245 radios to be delivered under contract DAAB07-98-C-F505. The internal multiplexer includes a Software Communications Architecture compatible modem, and provides the Government with the capability to multiplex a standard legacy Digital Trunk Group (DTG) along with either an additional DTG or IP data from an Ethernet LAN in support of the army's transformation.

Ultra Electronics TCS was selected by the U. S. Army for the Area Common User System (ACUS) Radio Modernization Program in 1998 to provide AN/TRC-190 shelter upgrades, including the production and fielding of the AN/GRC-245 HCLOS radio. The AN/GRC-245 radio is the current baseline for Joint Network Transport Capability (JNTC) wide band line-of-sight communications in the U.S. Army.

The HCLOS radios and AN/TRC-190 shelters have performed very well in Iraq with U. S. Army units. Ultra Electronics TCS continues to deliver HCLOS radios and shelter upgrade kits to the U. S. Army for its signal units. The company's state-of-the-art HCLOS radio is a key RF backbone of the U. S. Army's transformation.

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defense, security and aerospace applications worldwide.

Ultra Electronics, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra Electronics' products and services are used on aircraft, ships, submarines, armored vehicles, surveillance systems, airports and transport systems around the world. Ultra Electronics also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

- Ends -

For more information contact:

Mr. Dan S. Tindall
U. S. Marketing Manager
Tel: (513) 777-2099
dan.tindall@ultra-tcs.ca

Ultra ELECTRONICS ~~E.C.24~~

press information

26

Embargoed until 1200 12 December 2005

Ultra Electronics Holdings plc

("Ultra" or "the Group")

Trading Update

The Board of Ultra is reporting on trading before the Group enters the close period in respect of its preliminary results for the year ending 31 December 2005, which will be announced on 27 February 2006.

Trading

Ultra expects that revenue for the full year will be about £340m. Margins continue to improve as the Group maintains its focus on achieving operational efficiencies while delivering to customers the high quality products and services demanded. As a result, the Board expects that Ultra's profits in 2005 will be broadly in line with current market expectations.

During the year, good contributions have been made by Horizon Aerospace ("Horizon"), acquired in March 2005, and Audiopack, acquired in July 2005. Both acquisitions are in Ultra's Tactical & Sonar Systems division and Horizon has been fully integrated into the Flightline Systems business.

As predicted, Tactical & Sonar Systems is achieving strong growth, due in part to the introduction of a new sonobuoy variant in the second half. In Aircraft & Vehicle Systems, the strength of the civil aerospace market is more than compensating for the reduction in HiPPAG sales caused by a realignment of deliveries for the Eurofighter programme. Ultra's investment in the wing ice protection system for Boeing's new 787 aircraft continues. Within Information & Power Systems, strong growth in sales of Ultra's ADSI real time command and control system is offsetting the reduction in demand for power equipment, especially that for the UK rail network.

Ultra's operating cash conversion percentage for the full year is anticipated to be similar to the 73% achieved in the first half. The acquisitions of Horizon and Audiopack cost £36.5m before expenses. As a result, the closing net debt is expected to be less than £55m. The Group's balance sheet remains strong, with headroom for further acquisitions, and Ultra continues to consider complementary businesses that can be acquired at appropriate prices.

New business

Ultra has secured a number of new contracts since announcing its interim results. These include orders relating to the Eurofighter programme worth over £15m. The Group is now under contract for its electronic architecture design work on the British Army's FRES programme. Significant orders for Ultra's battlespace IT products including ADSI and surveillance systems have been received. Demand for the Group's airport IT integration skills has also been strong in the period, with additional authorised tasks at Heathrow Terminal 5 augmenting the important win at Shanghai Pudong airport.

The order book at the end of December is expected to be around £420m, continuing to provide Ultra with a high level of earnings visibility.

Outlook

As noted in the interim results announcement, pressure on defence budgets worldwide is affecting the timing of some contracts as customers prioritise their expenditure of funds. However, Ultra's successful positioning on a broad range of major international programmes gives the Board confidence in the Group's prospects for 2006 and beyond.

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Ultra ELECTRONICS ~~I.C.25~~.

press **information**

27

Embargoed until 0700 9 January 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra Awarded £15m Submarine Equipment Upgrade Contract

Ultra announces that its Command & Control Systems business located in High Wycombe, UK, has won a contract to upgrade the weapon interfacing equipment for the Royal Navy's submarines.

The order, worth around £15m over five years, includes continuing support for the currently installed equipment, originally supplied by Ultra about 30 years ago and supported and upgraded since then. This is now becoming unsupportable due to obsolescence. The contract therefore also includes the development, installation and support of a modern, replacement system which will be derived from the equivalent equipment that Ultra is developing for the new Astute class submarines. These systems will then be installed on selected existing boats during routine maintenance periods.

The weapon interface equipment manages the weapons whilst they are still in the submarine launch tubes, providing power and monitoring their condition. It provides the upload of data prior to weapon launch and controls and monitors the launch sequence. For a wire guided weapon, it also manages the data exchange during the attack. The system will support both the Spearfish heavyweight torpedo and the Tomahawk land attack cruise missile.

The Ultra solution uses off-the-shelf technology and provides an innovative staged obsolescence management scheme to support the boats for the next 20 years. Its adoption across the fleet will significantly reduce the MoD's level of inventory and will deliver supply chain efficiency improvements.

Douglas Caster, Chief Executive of Ultra commented:
"This contract is the result of effective joint working with the Defence Logistics Organisation in the MoD, looking for the best solution to obsolescence issues whilst capitalising on the development work Ultra is undertaking for the new Astute class submarines. It is a good example of Ultra working innovatively with its customers to provide what they have characterised as being "a world class level of service and support"."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Ultra ELECTRONICS ~~I.C.26.~~ 28

press information

Embargoed until 0700 9 January 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra Awarded £35m Contract for A400M Active Noise Control System

Ultra announces that its Controls business, based in Greenford, Middlesex and in Cambridge, has been awarded a contract worth in excess of £35m to supply its active noise and vibration control system for the Airbus A400M military transport aircraft.

Ultra's innovative Tuned Vibration Absorber System (TVAS) will substantially reduce the noise in the cargo bay area of the A400M and will protect troops carried in the aircraft from the noise of the powerful propellers. The TVAS will control active vibration absorbers attached to the fuselage. These active vibration absorbers will provide a local reduction of the vibration of the fuselage at the point where they are attached. In addition, a central electronic controller will co-ordinate the operation of all of the devices to reduce the propeller noise penetrating into the cargo bay area. The system will be based upon active and semi-active technology which Ultra has developed over more than 20 years and is in operational service on more than 800 turboprop aircraft.

Airbus Military's order book currently stands at 192 A400M turboprop transport aircraft, including 180 for the seven European launch nations. The programme, formally launched in May 2003, will lead to a first flight in 2008 and to first deliveries in 2009. The A400M will play an essential rôle in enhancing Europe's airlift capabilities, enabling common support, training and operational procedures and providing greater interoperability in multi-national humanitarian and peace-keeping missions. South Africa and Malaysia have joined the A400M programme, ordering 12 aircraft, and it is expected that other air forces around the world will choose the A400M to replace their aging fleets of military airlifters.

Douglas Caster, Chief Executive of Ultra, commented,
"We are delighted to be part of the Airbus A400M team. This noise and vibration control system contract broadens Ultra's scope of supply to Airbus and demonstrates our commitment to providing innovative, cost-effective solutions. With this award Ultra has reinforced its position as the world-leading supplier of noise and vibration management systems to the international aircraft industry. I am confident that Ultra, working with Airbus, will deliver a highly effective system that meets the low noise levels expected by the A400M customers."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Ultra ELECTRONICS

press information

Embargoed until 0700 9 January 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins US$8m ASW equipment contracts for South Korea and Turkey

Ultra announces that its Flightline Systems business, based in Rochester, New York, USA, has been awarded two separate contracts for its advanced sonobuoy receivers for use in modern airborne Anti-Submarine Warfare (ASW) systems.

The first contract has been awarded by Korean Aircraft Industries to provide sonobuoy receivers for the Republic of Korea Navy (ROKN) P-3 Maritime Patrol Aircraft programme. The contract for sonobuoy receivers and support is worth in excess of US$5million. Ultra will be providing its ARR-502 sonobuoy receivers as part of an upgrade programme for the ROKN's eight ex-US Navy P-3B aircraft.

The second contract, worth over US$3million, is from Thales Underwater Systems of Brest, France and covers the supply and support of sonobuoy receivers for the Turkey Navy MELTEM 2 Batch 2 maritime patrol and surveillance aircraft programme. This includes the procurement of ten ATR-72 Maritime Patrol and Surveillance Aircraft for which Italy's Alenia Aeronautica is the prime contractor and which will be fitted with Ultra's advanced ARR-502 sonobuoy receivers.

Sonobuoys are the acoustic sensors that are deployed in the sea to detect submarines. The sonobuoys transmit the acoustic emissions of the submarine to the sonobuoy receivers installed as part of the mission system in ASW aircraft and helicopters. The signal is then processed to determine submarine type, range, bearing and other information. Ultra is the recognised leader in the supply of sonobuoy receivers worldwide and Ultra also supplies the majority of the free world's sonobuoys.

Douglas Caster, Chief Executive of Ultra, commented,
"I am very pleased that Ultra will be supplying its advanced sonobuoy receivers for use by both the Republic of Korea Navy and the Turkey Navy. The task of detecting modern, quiet diesel-electric submarines in shallow, coastal waters is especially difficult. Ultra's modern range of digital sonobuoys and advanced sonobuoy receivers play an important part in meeting this challenge. Ultra looks forward to supporting these important programmes."

\- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive Officer www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I-C.28.

29
30

press information

RECEIVED

2006 APR 24 A 7:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Embargoed until 0700 9 January 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra Awarded £35m Contract for Royal Navy Mine Disposal System

Ultra announces that its Sonar & Communication Systems business, based in Greenford, Middlesex, has been awarded a contract worth in excess of £35m to supply the Royal Navy with SEAFOX, an advanced system for the destruction of sea mines.

The contract, for which Ultra is the Prime Contractor, has been awarded by the Defence Logistics Organisation. Ultra is teamed with ATLAS Elektronik of Germany, the developer and design authority for the SEAFOX mine disposal system, and Babcock Design & Technology who will provide shipfitting and logistics support.

SEAFOX is an expendable, remotely-operated underwater vehicle that includes an explosive warhead used to neutralise the target sea mine. SEAFOX is launched from the parent ship and guided to the mine using a combination of an on-board sonar and television sensors.

The contract was won in competition following a stringent technical evaluation of the SEAFOX system. This included tank tests, at-sea tests and live explosive trials to demonstrate a capability against a variety of sea mines. Under the contract Ultra will supply sixteen ship installations and a war-stock of expendable mine destructor vehicles. Delivery and installation will commence early in 2007 and will continue over a period of three years. Also included in the contract is a ten-year support package that is to be provided on the basis of guaranteed system availability.

Douglas Caster, Chief Executive Officer of Ultra, commented,
"The award of this mine disposal system contract reflects continued confidence in Ultra's ability to successfully deliver integrated systems to the MoD. It is another example of Ultra teaming internationally with world-class companies to provide the UK MoD with the best available solutions at low risk. Ultra has already demonstrated, through a very thorough competitive evaluation, excellent teamwork with ATLAS and Babcock. I am confident that the partnership will deliver a highly effective capability to the Royal Navy."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Ultra ELECTRONICS ~~I.C.29~~

31

press **information**

Embargoed until 0700 9 January 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra Wins £10m Contract to Supply Data Links for Watchkeeper UAV

Ultra announces that its Sonar & Communication Systems business, based in Greenford, Middlesex, has been awarded a contract worth over £10m to develop and supply secure data links for the UK's Watchkeeper Unmanned Aerial Vehicle (UAV) programme. The Watchkeeper tactical UAV system will provide the British armed forces with an Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) capability. It is due to enter service with the British Army in 2010.

Ultra has been awarded the order by Cubic Defense Applications, San Diego, CA, USA. Under the contract, Ultra will work with Cubic to develop two separate data links: the Tactical Common Data Link (TCDL) and the High Integrity Data Link (HIDL). The TCDL will enable Watchkeeper to transfer time-critical information to ground control stations from multiple UAVs operating in the same geographical area without mutual interference. The HIDL is used for the secure and covert command and control of multiple UAVs in flight and will also provide Watchkeeper with a versatile, programmable back-up air-to-ground link for tactical battlespace information. The data links are a vital element in the UK's network-enabled capability and in ensuring interoperability with other NATO forces. Ultra will also be responsible for the development of high grade encryption modules for the two links. Ultra will manufacture hardware for both data links, with deliveries commencing in 2007. It is intended that the future support for the Watchkeeper data links will be supplied by Ultra to the British Army over the life of the programme.

Douglas Caster, Chief Executive of Ultra commented: "Ultra has positioned itself over the last six years to win this Watchkeeper contract by supporting data link studies and by undertaking various risk reduction activities. These have given Ultra detailed knowledge of the programme requirements and allowed us to develop an innovative solution with our teaming partner, Cubic.
The programme is important as it puts Ultra at the forefront of developing data links for UAV and ISTAR applications. It is the continuation of a strategic partnership with Cubic which, it is anticipated, will lead to additional business for both companies."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

press information

Embargoed until 0700 | 12 January 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra acquires Polyflex Aerospace Ltd for £4m

Ultra announces that it has agreed to acquire Polyflex Aerospace Ltd ("Polyflex") for a cash consideration, subject to net asset adjustment on completion, of £4.0 million.

The business employs 29 people at its premises in Cheltenham, UK. Polyflex designs, manufactures and provides in-service support for high pressure pneumatic products for a wide variety of aerospace and defence applications. These include the cooling of infra-red detectors, weapons carriage and release systems and other pneumatic actuation and deployment systems.

The products and services of Polyflex and their applications all have strong synergies with those of Ultra's Precision Air Systems business, into which it will be subsumed over the coming months. Precision Air Systems is part of the Group's Aircraft & Vehicle Systems division.

The acquisition of Polyflex will be financed using Ultra's existing facilities.

Douglas Caster, Chief Executive of Ultra, commented:
"I am pleased to have acquired Polyflex Aerospace Ltd. The business fits closely with our existing Precision Air Systems business and will underpin our growth prospects in the market for advanced high pressure pneumatic sytems. Ultra will, as a result of this acquisition, be able to offer a broader product range to existing and new aerospace and defence customers."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Susanne Walker

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

> **Aircraft & Vehicle Systems** including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.
>
> **Information & Power Systems** including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.
>
> **Tactical & Sonar Systems** including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

33

Ultra Electronics - Re Contract

Ultra Electronics Holdings PLC
27 February 2006

Embargoed until 0700 27 February 2006

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Ultra wins engine ice protection equipment contract for Joint Strike Fighter

Ultra announces that its Controls business, based in Greenford, Middlesex and in Cambridge, has been awarded a contract by Pratt & Whitney to develop key elements of the Engine Ice Protection System ('EIPS') for the company's F135 engine. The initial contract is valued at up to $12 million. The F135 engine will power the Lockheed Martin F-35 Joint Strike Fighter aircraft.

Ultra will undertake the complete development of the EIPS electronic controller together with the interconnecting harnesses and connectors that run between the controller and the engine inlet heater mats. It is anticipated that this initial development contract will lead to further contracts that will cover the flight test phase and then the production phase of the programme. The F-35 Joint Strike Fighter is currently scheduled to enter service in 2012.

The EIPS will provide electro-thermal ice protection to the F135 engine inlet. Ultra's partner, GKN Aerospace, will provide the electro-thermal heater mat assemblies for the engine inlet under a separate contract. GKN Aerospace already provides the composite engine inlet casing onto which the electro-thermal heater mats will be integrated.

The electro-thermal EIPS is a new, high-efficiency approach to engine inlet ice protection that avoids the use of bleed air from the engines. The complete system comprises a controller including power electronics and embedded software, connectors, electrical harnesses and heater mats. Ultra and GKN have been working together on ice protection systems for over three years and have already demonstrated the capability of the EIPS to meet the requirements of the F135.

Douglas Caster, Chief Executive, commented:
'Ultra has been able to secure this position on the JSF programme, in collaboration with GKN, through our innovation and responsiveness. We are very pleased with this win as the planned number of JSF aircraft makes this a substantial opportunity for Ultra. This success uses the technology that we are developing for the advanced ice protection system for the Boeing 787 aircraft which is due to enter service in 2008.'

- Ends -

Enquiries:
Ultra Electronics Holdings plc (27.02.06) 020 7067 0700
Douglas Caster, Chief Executive Thereafter 020 8813 4321
David Jeffcoat, Finance Director www.ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world.

Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.